As filed with the Securities and Exchange Commission on November 3, 2011

Registration No. 333-166282

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Corsair Components, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3577	27-1735357
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

46221 Landing Parkway

Fremont, California 94538

(510) 657-8747

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nicholas B. Hawkins

46221 Landing Parkway

Fremont, California 94538

(510) 657-8747

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas C. DeFilipps Eric S. Haueter Karen K. Dreyfus Sidley Austin LLP 1001 Page Mill Road, Building 1 Palo Alto, California 94304 Telephone: (650) 565-7000 Telecopy: (650) 565-7100	Tad J. Freese Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 Telephone: (650) 328-4600 Telecopy: (650) 463-2600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common stock, par value $0.0001 per share	$86,250,000	$6,150(3)

(1)	Includes offering price of shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Paid previously.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion dated November 3, 2011

PRELIMINARY PROSPECTUS

Shares

Corsair Components, Inc.

Common Stock

This is the initial public offering of the common stock of Corsair Components, Inc. We are offering                              shares of our common stock and the selling stockholders identified in this prospectus are offering                              shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. We estimate that the initial public offering price will be between $             and $             per share.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “CRSR.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Corsair, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

We and all but one of the selling stockholders have granted the underwriters a 30 day option to purchase a total of up to an additional                      shares of common stock on the same terms and conditions set forth above if the underwriters sell more than                      shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2011.

Barclays Capital	Jefferies

RBC Capital Markets	Oppenheimer & Co.

The date of this prospectus is                     , 2011

Lower photograph taken at the DreamHack Summer 2011 LAN (local area network) event, a computer gaming convention held in Sweden.

You should rely only on the information contained in this prospectus and in any free writing prospectus that we may provide to you in connection with this offering. Neither we nor any of the selling stockholders or underwriters has authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any such free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any of the selling stockholders or underwriters is making an offer to sell or seeking offers to buy these securities in any jurisdiction where or to any person to whom the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

Until                     ,          (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: Neither we nor any of the selling stockholders or underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “dollars” or “$” mean U.S. dollars.

i

PROSPECTUS SUMMARY

This summary highlights some of the information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise expressly stated or the context otherwise requires, the terms “Corsair,” “our company,” “we,” “us” and “our” and similar references in this prospectus refer to Corsair Components, Inc. and its predecessors (including Corsair Memory, Inc.) and their respective consolidated subsidiaries.

Corsair Components, Inc.

Company Overview

We are a leading designer and supplier of high-performance hardware components for personal computers, or PCs, with our primary focus on gaming hardware. Our product portfolio consists of components used to build or upgrade PCs and laptops, including dynamic random access memory, or DRAM, modules, power supply units, solid-state drives, cooling systems and computer cases, and peripheral components used to connect PCs and laptops with users, including gaming headsets and speakers, high capacity USB flash drives, and gaming keyboards and mice.

Our products are purchased primarily by PC gaming enthusiasts who build or upgrade their own high-performance computer systems or buy pre-assembled systems in order to achieve the processing speeds and graphics capabilities necessary to fully experience leading edge computer games. We believe that our Corsair and Vengeance brands are leading brands among PC gaming enthusiasts, reflecting our superior product performance, design and reliability. Over the last five years we have introduced new gaming components and brands to strengthen our leadership position, reinforce our overall brand image within our market and broaden our reach to the mainstream PC gaming audience.

We believe that we are a leader in the worldwide PC gaming hardware market for DRAM modules with our Dominator and Vengeance brands. Our Dominator product line includes some of the world’s fastest DRAM modules. Since 2006, we have expanded our sales in the highly fragmented gaming components and peripherals market by adding six additional product families, which comprised 44.8% of our net revenues and 52.9% of our gross profit for the nine months ended September 30, 2011. We have a global and scalable operations infrastructure with extensive marketing and distribution channel relationships with distributors and retailers in Europe, the Americas and the Asia Pacific region that enable us to cost effectively and quickly bring new product lines to market.

We have established a strong brand that we believe is widely recognized and respected in the PC gaming hardware market. In the first three quarters of 2011, we received over 270 product awards from magazines and websites in over 20 countries, of which more than 90 were Gold or Editor’s Choice awards, including a “10 out of 10” review and Gold award for our White 600T computer case and the Editor’s Choice award for our Force 3 solid-state drive from Hardware Heaven and The SSD Review, respectively, both computer enthusiast websites. Over the last few years, our products have also consistently won numerous awards from leading PC enthusiast publications, such as Custom PC, a widely distributed computer enthusiast magazine in the United Kingdom, and Maximum PC, a leading PC enthusiast magazine in the United States. Maximum PC has included our components in their “Dream Machine” gaming PC every year since 2007. We believe that our reputation, reinforced by favorable reviews of our products within the PC gaming community, is instrumental to building and maintaining our market leadership.

Our products are sold to end-users in more than 60 countries through our customers, which are primarily retailers and distributors. End-users purchase our products primarily from online and brick-and-mortar retailers, including leading retailers such as Newegg.com, Amazon.com, TigerDirect.com, Fry’s Electronics, Micro Center and Best Buy in the United States, Amazon.de in Germany, PC World in the United Kingdom and Surcouf in France.

For the nine months ended September 30, 2011, we generated net revenues of $317.6 million, gross profit of $51.1 million, net income of $12.2 million and adjusted net income of $11.0 million. Adjusted net income (loss) is not a financial measure under generally accepted accounting principles, or GAAP. See “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Measures” below for an explanation of how we compute adjusted net income (loss) and for a reconciliation to net income (loss), the most directly comparable GAAP financial measure.

Industry Trends

Complex interactive computer games, such as World of Warcraft, Call of Duty 2 and Battlefield 3, require a PC or a dedicated gaming console with advanced graphics capabilities for optimal performance. The PC Gaming Alliance, a computer gaming industry trade association, estimates that the worldwide active installed base of consumer gaming PCs was approximately 470 million to 500 million in 2010 and that approximately 250 million PCs within this installed base had add-on graphics processing units, or GPUs. We believe that PCs with add-on GPUs are typically used to play computer games.

Game Software Revenue is Shifting From Gaming Consoles to PCs. We believe that in recent years game publishers have shifted their focus from gaming consoles, such as Xbox, Playstation and Wii, to PCs. DFC Intelligence, a market research firm, projects that global PC game software revenues (including revenues from retail sales and related revenues) will surpass console game software revenues as early as 2012 and reach $23.0 billion by 2014, reflecting a compound annual growth rate of approximately 9.2% from 2010 through 2014.

Complex Games Require Increased Graphics Processing. The real-time, highly detailed video rendering of advanced computer games requires substantial graphics processing power. Although most PCs have graphics processing capabilities embedded into the motherboard or CPU, the substantially enhanced processing power of add-on GPUs is generally required to provide an optimal gaming experience with the latest, most graphically intense games.

New Complex Games Are Driving an Upgrade Cycle. We believe that the introduction of new, more complex games drives gamers to upgrade their GPUs and CPUs, which in turn drives the upgrade cycle for other components such as DRAM modules, power supply units and cooling systems.

Complex Games Benefit from Specialized Gaming Peripherals. Many advanced games are designed for use with specialized interface devices intended to give the player a competitive advantage or enhance the user experience. For example, first-person shooter, or FPS, games are typically designed for use with gaming mice with dedicated buttons, while massively multi-player online games, or MMOGs, are usually designed for use with gaming keyboards with additional programmable keys.

Gaming Hardware Revenue is Growing Rapidly. Jon Peddie Research, a market research firm, estimates that the worldwide PC gaming hardware market was $17.9 billion in sales in 2010 and projects that it will grow to $27.0 billion in sales in 2014, reflecting a compound annual growth rate of approximately 10.8%.

PC Gaming and Hardware Enthusiasts Are Strong Brand Influencers in their Communities. PC gaming and hardware enthusiasts have formed a number of online computer enthusiast communities, where members interact, share ideas and evaluate products through various social media, such as forums, blogs and social networks. PC gaming and hardware enthusiasts tend to be early adopters of new technology and we believe that their opinions can drive brand recognition and product reputation within these communities and significantly influence purchase decisions by end-users.

Importance of Online Retail for PC Enthusiast Hardware Sales Continues to Increase. PC gaming enthusiasts typically spend a significant amount of time using computers for gaming, communicating and socializing, and therefore often use the internet to evaluate and purchase products. As a result, online retail has become an increasingly important distribution channel for PC gaming hardware.

Our Competitive Strengths

We are a leading designer and supplier of high-performance hardware components for PCs, with the primary focus on gaming hardware. We believe that we have a strong position in our target market as a result of the following competitive strengths:

•

Customer Loyalty and Strong Brand Recognition. We have been designing high-performance components for gaming systems for over 10 years and have a long history of delivering reliable, high-performance products. Our extensive experience has enabled our engineers to develop a comprehensive understanding of high-performance PC gaming systems. This has helped us build a loyal following among gaming enthusiasts and create a strong brand that we believe is widely recognized and respected in the PC gaming hardware market.

•

Broad Product Portfolio. We believe that the breadth of our portfolio provides us with an advantage over competitors that primarily focus on single product families. We believe that our broad portfolio helps us launch new products and product families quickly and efficiently because our direct customers, primarily retailers and distributors, are already familiar with the high performance and quality of existing Corsair products. In addition, we believe our target end-users are more likely to purchase additional products from us as they build or upgrade their systems based on positive experiences with Corsair products.

•

Global Sales and Distribution Network. We have developed a comprehensive global marketing and distribution network with representation in major markets worldwide. We currently ship to more than 60 countries and to leading retailers including Newegg.com, Amazon.com, TigerDirect.com, Fry’s Electronics, Micro Center and Best Buy in the United States, Amazon.de in Germany, PC World in the United Kingdom and Surcouf in France.

•

Efficient Operating Model and Scalable Supply Chain. We maintain an efficient operating model designed to manage the global supply chain of an increasingly diverse mix of products. We also outsource the manufacturing and most of the assembly and testing of our products to third parties, which provides a flexible and scalable supply chain.

•

Strong and Experienced Management Team. We have assembled a strong management team of experienced and talented executives with a track record of execution and deep industry knowledge. Our location in Silicon Valley, significant scale, broad product portfolio and focus on gaming PC hardware help us attract highly talented personnel.

Our Growth Strategy

We intend to maintain and extend our position as a leading provider of high-performance PC gaming hardware by pursuing the following growth strategies:

•

Achieve Leading Market Position in Each Product Family. Our strategy is to maintain and strengthen our position as a leading provider of DRAM modules and power supply units to the PC gaming hardware market, while growing our other six product families into market leaders. Our objective is to achieve and maintain a leading market position in each of our eight product families by leveraging the strength of our brand and reputation with our loyal end-user base, as well as our established global sales channels.

•

Increase Sales of Gaming Peripherals. In 2011 we launched our Vengeance brand of products, including gaming keyboards, mice and headsets, geared towards the enthusiast gaming market. We believe that these gaming peripherals expand our addressable market and diversify our customer base. We believe that the strength of our brand and our established base of end-users will facilitate the introduction and sale of new peripheral products.

•

Leverage Our Scalable Operating and Business Model. We intend to continue to leverage our flexible operating model, which has allowed us to launch our new products and brands cost effectively and which enables us to deploy our capital efficiently. We believe that our global and scalable operations infrastructure and outsourced manufacturing model can support meaningful growth with modest incremental capital investment.

•

Build on Our Existing Infrastructure to Address Growing Opportunities in the Asia Pacific Region. We believe that there are significant opportunities in China, India and other Asian markets with substantial populations as consumer spending on PC gaming hardware increases with growth in disposable income. We have been actively working in Asia since 2004 by building our sales and marketing infrastructure, creating online communities and building relationships with distributors and retailers as part of our strategy to capture the growth opportunities in the region.

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Selectively Pursue Complementary Acquisitions. The markets for some of our products are highly fragmented, with a number of relatively small companies, which may lack the necessary resources to market and distribute their products effectively. We plan to evaluate, and may pursue, acquisitions that diversify our product offerings, broaden our end-user base or expand our geographic presence.

Risks Affecting Us

Our business is subject to numerous risks, including those described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the implementation of our strategy and to the success of our business. These risks include the following:

•

integrated circuits, or ICs, account for most of the cost of producing our DRAM modules, USB flash drives and solid-state drives and fluctuations in the market price of ICs may have a material impact on our net revenues and gross profit;

•

a substantial portion of our net revenues is generated by sales of DRAM modules and any significant decrease in the average selling prices of our DRAM modules would have a material adverse effect on our business, results of operations and financial condition;

•	our gross profit and gross margin can vary significantly depending on changes in product mix, fluctuations in the market price of DRAM ICs, and other factors, many of which are beyond our control;

•

we have experienced quarterly and annual GAAP net losses in the past due in large part to stock-based compensation expense and to valuation allowance against deferred tax assets, and these factors may contribute to net losses in the future;

•

sales in Europe account for a substantial portion of our net revenues and the ongoing financial uncertainty in Europe and fluctuations in U.S. dollar exchange rates have adversely affected and, if they continue, will adversely affect our operating results;

•	our competitive position depends to a significant degree upon our ability to maintain the strength of our brand among PC gaming enthusiasts;

•	our success and growth depend on our ability to continuously develop and successfully market new products and improvements;

•

we depend upon the introduction and success of new third-party high-performance computer hardware, particularly microprocessors and graphics cards, and sophisticated new computer games to drive sales of our products;

•	we face intense competition and the markets we serve are characterized by continuous and rapid technological developments and change;

•	our results of operations are subject to substantial quarterly and annual fluctuations, which may adversely affect the market price of our common stock;

•

we do not own any manufacturing facilities, we have no guaranteed sources of supply of products or components, and we depend upon a small number of manufacturers, many of which are single-source suppliers, to supply our products, which may result in product or component shortages, delayed deliveries and quality control problems;

•

your ability to influence matters that require approval of our stockholders will be limited because a small group of our existing stockholders will own a substantial portion of our outstanding common stock. In particular, immediately after completion of this offering, Andrew J. Paul, the Chairman of our board of directors, Chief Executive Officer and President and one of our co-founders, and two of our other co-founders will own a total of approximately             % of our outstanding common stock, in each case including shares beneficially owned through our employee stock ownership plan, and will therefore have significant influence over our management and affairs and, acting together, may be able to control matters requiring stockholder approval. In addition, immediately after completion of this offering, the three outside investors who acquired shares of our common stock in the Keating Transaction described below under “—The Share Repurchase and Keating Transaction” will own a total of approximately             % of our outstanding common stock and will hold warrants to acquire up to 1.6 million shares of our common stock and, if they act together, will have influence over our management and affairs.

Corporate Information

We were founded in 1994 as a California corporation and reincorporated in the State of Delaware in 2007. Our executive offices are located at 46221 Landing Parkway, Fremont, California 94538 and our telephone number is (510) 657-8747. Our website address is www.corsair.com. Information contained on, or accessible through, our website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

We use various trademarks and trade names in our business, including Corsair, Dominator, Dominator GT, Dominator GTX, XMS, Vengeance, Value Select, DHX (including DHX+ and DHX Pro), Flash Voyager, Flash Voyager GT, Flash Voyager GTR, Flash Voyager Mini, Flash Voyager Port, Flash Survivor, Flash Survivor GT, Flash Padlock, Corsair Professional Series, Corsair Enthusiast Series, Corsair Builder Series, Corsair Obsidian Series, Corsair Graphite Series, Corsair Carbide Series, Corsair Air Series, Corsair Hydro Series, Corsair Ice Series, Corsair Storage Solutions, Corsair Performance Series, Corsair Extreme Series, Corsair Reactor Series, Corsair Nova Series, Corsair Force Series and Corsair Gaming Audio Series, some of which appear in this prospectus, as well as the sail logo appearing on the cover page of this prospectus. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

The Offering

Total common stock offered	shares

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock to be outstanding immediately after this offering	shares

Use of proceeds	We estimate that the net proceeds we receive from the sale of common stock in this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares of common stock in full), in each case assuming an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds that we receive from the sale of shares of our common stock in this offering for general corporate purposes, which may include working capital, capital expenditures and possible acquisitions of other businesses, products, assets or technologies. Although one of our strategies is to grow through acquisitions, we have no present commitments or agreements to make any acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	We have applied to list our common stock on the Nasdaq Global Market under the symbol “CRSR.”

The total number of shares of our common stock to be outstanding immediately after this offering as set forth above is based on 61,701,980 shares outstanding as of September 30, 2011, and excludes:

•

37,506,340 shares of our common stock issuable upon the exercise of options outstanding under our equity incentive plans as of September 30, 2011 at a weighted average exercise price of $0.70 per share;

•

             additional shares of our common stock that will be available for future awards under our 2011 Equity Incentive Plan, plus automatic annual increases in the number of shares of common stock available for future awards under that plan, as more fully described in “Executive Compensation—Equity Incentive Plans”;

•

             additional shares of our common stock that will be available for future awards under our 2011 Employee Stock Purchase Plan, as more fully described in “Executive Compensation—Equity Incentive Plans”; and

•

shares of our common stock issuable upon the exercise of outstanding warrants that we issued in 2009, which we sometimes refer to as the BHC warrants, at an exercise price of $0.55 per share (subject to adjustment as provided in the BHC warrants). The number of shares of our common stock issuable upon exercise of the BHC warrants is equal to the sum of (a) 1,828,270 shares of common stock plus (b) the number of shares of common stock equal to 2% of the total number of shares of common stock of all classes issued by us (other than shares of common stock issued in this offering) during the period beginning on and including April 1, 2010 through and including the earlier of the day immediately prior to the closing date of this offering and March 31, 2012, calculated on a fully-diluted basis after giving effect to the exercise of all other warrants, options and rights to acquire any shares of our common stock issued by us, and the conversion of any convertible securities issued by us, during that period, subject to specified exceptions. As of September 30, 2011, an additional 102,356 shares of our common stock were issuable upon exercise of the BHC warrants pursuant to clause (b) of the preceding sentence. As described under “Principal and Selling Stockholders,” BHC Interim Funding III, L.P., which we sometimes refer to as BHC, the holder of the BHC warrants, will exercise BHC warrants to purchase a total of 971,414 shares of our common stock, which we sometimes refer to as the BHC Warrant Exercise, and will sell those shares in this offering.

Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus gives effect to and assumes the following:

•	no exercise of outstanding options or BHC warrants;

•

the effectiveness of our amended and restated certificate of incorporation, which we sometimes refer to as our certificate of incorporation, and of our amended and restated bylaws, which we sometimes refer to as our bylaws, which will occur prior to the closing of this offering;

•	the effectiveness of a for reverse split of our common stock, which will occur prior to the closing of this offering; and

•

no exercise by the underwriters of their option to purchase a total of                  additional shares of common stock on the terms and conditions set forth on the cover page of this prospectus if the underwriters sell more than                  shares of common stock in this offering, consisting of up to                  shares that may be purchased from us and a total of up to                  shares that may be purchased from all but one of the selling stockholders.

The Share Repurchase and the Keating Transaction

Share Repurchase. On March 31, 2011, we made an offer to purchase fully vested and fully paid shares of our common stock from our stockholders on a pro rata basis for a total purchase price of up to $10 million. The offer expired on April 28, 2011 and, on May 6, 2011, we repurchased a total of 5,727,875 shares of our common stock that had been outstanding for at least six months (“mature shares”) for a total purchase price of approximately $9.5 million. The purchase price per share was $1.665, as determined by our board of directors. We sometimes refer to this as the Share Repurchase. We financed the Share Repurchase primarily with borrowings under our revolving credit facility. For additional information, see “Certain Relationships and Related Party Transactions—Share Repurchase.”

Keating Transaction. On June 30, 2011, six of our current and former officers and employees, whom we sometimes refer to as the Sellers, exercised options to purchase a total of 6.4 million shares, which we sometimes refer to as the Investor shares, of our common stock and, on July 6, 2011, sold those shares to Keating Capital, Inc., Lazarus Investment Partners LLLP and Cambridge Capital II LLC, which we sometimes refer to as the Investors, at a price of $1.25 per share, for a total purchase price of $8.0 million. The Sellers also issued warrants, which we sometimes refer to as the Investor warrants, to the Investors entitling them to purchase a total of 1.6 million additional shares (subject to decrease under specified circumstances) of our common stock, which we sometimes refer to as the Investor warrant shares, from the Sellers at an exercise price of $0.01 per share (with the number of Investor warrant shares and the exercise price per share subject to customary adjustments in the event of stock splits, reclassifications and similar transactions). All of the 1.6 million Investor warrant shares potentially issuable upon exercise of the Investor warrants are currently outstanding and are owned by the

Sellers, who have placed those shares in escrow for delivery if the Investor warrants are exercised. As a result, any exercise of the Investor warrants will not require that we issue additional shares of our common stock. We sometimes refer to the exercise by the Sellers of the options to purchase the 6.4 million shares of our common stock that they sold to the Investors as the Option Exercise, and to the Option Exercise and the sale of the Investor shares and the Investor warrants to the Investors as, collectively, the Keating Transaction. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Income Taxes” and “Certain Relationships and Related Party Transactions—Keating Transaction.”

The Holding Company Formation, Repurchase Right Termination and BHC Warrant Amendment

Corsair Components, Inc., or Corsair Components, the issuer of the common stock to be sold in this offering, was incorporated in Delaware in January 2010. Our business was in the past conducted through Corsair Memory, Inc., or Corsair Memory, and its predecessors and their respective subsidiaries. On November 22, 2010, Corsair Memory effected a corporate reorganization, which we sometimes refer to as the Holding Company Formation, pursuant to which Corsair Memory became a wholly-owned subsidiary, and all of our other subsidiaries became direct or indirect subsidiaries, of Corsair Components. In connection with the Holding Company Formation, the outstanding shares of Corsair Memory’s common stock were converted into shares of Corsair Components’ common stock and outstanding options and warrants to purchase Corsair Memory’s common stock became options or warrants, as the case may be, to purchase shares of Corsair Components’ common stock. Accordingly, our consolidated financial statements and other financial information included in this prospectus as of dates and for periods prior to the date of the Holding Company Formation reflect the results of operations and financial position of Corsair Memory and its consolidated subsidiaries, and our consolidated financial statements and other financial information as of dates and for periods from and after the date of the Holding Company Formation reflect the results of operations and financial condition of Corsair Components and its consolidated subsidiaries, in each case unless otherwise expressly stated or the context otherwise requires.

The terms of our employee stock ownership plan, or ESOP, currently provide that ESOP participants have the right, for a specified period of time, to require us to repurchase shares of our common stock that are distributed to them by the ESOP. As a result, the shares of common stock held by the ESOP are reflected in our consolidated balance sheet in a line item (called “redeemable ESOP shares”) below liabilities and above stockholders’ (deficit) equity and in an offsetting line item (also called “redeemable ESOP shares”) that is a component of stockholders (deficit) equity. We will terminate this repurchase right, which we sometimes refer to as the Repurchase Right Termination, upon or shortly after the closing of this offering, whereupon this accounting treatment for the ESOP shares will be discontinued.

On June 18, 2009, we received a $5.0 million term loan from BHC and, in connection with that loan, issued the BHC warrants to BHC. The holder of the BHC warrants, which is currently BHC, has the right to require us to repurchase those warrants or the shares of common stock issued on exercise of those warrants on June 18, 2012 and under other specified circumstances. In addition, the exercise price of the BHC warrants, and the property receivable upon exercise, are subject to adjustment under certain circumstances. See “Description of Capital Stock—Warrants—BHC Warrants.” Among other things, the BHC warrants provide that, if we offer, sell or grant any option to purchase our common stock (other than under existing equity compensation plans) at a price per share that is less than the exercise price of the BHC warrants then in effect, the exercise price of the BHC warrants will be adjusted. As a result of this repurchase right, the BHC warrants are reflected as a liability on our consolidated balance sheet. However, both this repurchase right and the exercise price adjustment provision described in the second preceding sentence (but not the other exercise price adjustment provisions in the BHC warrants) will terminate, which we sometimes refer to, collectively, as the BHC Warrant Amendment, upon the closing of this offering, which means that the outstanding BHC warrants will then be reflected in stockholders’ (deficit) equity on our consolidated balance sheet.

A significant number of our outstanding employee stock and stock option awards were previously subject to repurchase rights that, combined with our past practices of repurchasing shares issued under our equity incentive plans, caused such awards to be reflected as a stock compensation liability on our consolidated balance sheet. These repurchase rights were terminated on June 29, 2010. Further, we have not repurchased any shares issued under our equity incentive plans within the last three years within six months of option exercise and we do not plan to continue our past practice of repurchasing shares issued under our equity incentive plans within six months of option exercise, except as may be required under our ESOP. Accordingly, the stock compensation liability was reclassified to stockholders’ equity (deficit) in our consolidated balance sheet, effective as of June 29, 2010, and these stock and stock option awards are no longer subject to remeasurement for each reporting period.

Summary Consolidated Financial Data

We derived the following summary consolidated statement of operations data and other financial and operating data (other than units sold) for the years ended December 31, 2008, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the following summary consolidated statement of operations data and other financial and operating data (other than units sold) for the years ended December 31, 2006 and 2007 from our audited consolidated financial statements, which financial statements are not included in this prospectus. We derived the following summary consolidated statement of operations data and other financial and operating data (other than units sold) for the nine months ended September 30, 2010 and 2011 and the following summary historical consolidated balance sheet data as of September 30, 2011 from our unaudited interim consolidated financial statements included elsewhere in this prospectus, which unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial condition and results of operations for those periods. Our results of operations and financial condition presented below do not purport to be indicative of our results of operations or financial condition as of any future date or for any future period. You should read the following information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands except per share amounts)
Consolidated Statement of Operations Data:
Net revenues	$378,050	$379,718	$341,072	$325,633	$379,626	$272,364	$317,599
Cost of revenue(1)	350,830	343,337	305,505	278,976	328,641	237,752	266,497

Gross profit	27,220	36,381	35,567	46,657	50,985	34,612	51,102
Operating expenses:
Product development(1)	8,748	1,736	87	13,514	8,047	6,498	5,149
Sales and marketing(1)	10,969	15,751	17,534	23,780	21,942	15,367	21,642
General and administrative(1)	12,734	11,039	4,668	20,201	14,113	11,434	9,489

Total operating expenses(2)	32,451	28,526	22,289	57,495	44,102	33,299	36,280

Income (loss) from operations	(5,231)	7,855	13,278	(10,838)	6,883	1,313	14,822
Interest expense, net	(2,388)	(3,267)	(2,543)	(1,730)	(1,163)	(961)	(577)
Gain (loss) on revaluation of common stock warrants	—	—	—	(1,722)	(435)	(244)	(371)
Other income (expense), net	154	70	(90)	310	(171)	(63)	54

Income (loss) before income taxes	(7,465)	4,658	10,645	(13,980)	5,114	45	13,928
Income tax expense (benefit)	1,296	67	(557)	(5,290)	15,314	13,305	1,694

Net income (loss)	$(8,761)	$4,591	$11,202	$(8,690)	$(10,200)	$(13,260)	$12,234

Net income (loss) per share:
Basic	$(0.15)	$0.08	$0.19	$(0.14)	$(0.17)	$(0.22)	$0.20

Diluted	$(0.15)	$0.00	$(0.03)	$(0.14)	$(0.17)	$(0.22)	$0.15

Weighted average shares used in computing net income (loss) per share:
Basic	57,976	58,494	59,643	61,251	61,033	61,091	60,602
Diluted	57,976	79,783	75,579	61,251	61,033	61,091	82,807

(Footnotes appear on next page)

(1)	Includes stock-based compensation (benefit) expense as follows:

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)
Cost of revenue	$1,033	$(476)	$(1,674)	$448	$909	$843	$127
Product development	2,895	(1,672)	(4,353)	8,389	2,480	2,364	265
Sales and marketing	1,477	(398)	(1,389)	7,878	1,631	1,291	681
General and administrative	3,604	(1,984)	(5,407)	11,289	3,272	2,949	922

Total	$9,009	$(4,530)	$(12,823)	$28,004	$8,292	$7,447	$1,995

(2)	For years prior to 2007, we had a bonus plan under which the bonus payouts were significantly larger than under our current bonus plan. In 2006, our total bonus expense was approximately $7.3 million compared to adjusted earnings before interest and taxes, or EBIT, of approximately $3.8 million and adjusted EBIT before bonus expense of approximately $11.1 million. Adjusted EBIT is a non-GAAP financial measure that we include in this prospectus to provide investors with a supplemental measure of our operating performance. For a definition of adjusted EBIT and reconciliation to net income (loss), the most directly comparable GAAP measure, see note (1) on the following page.

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(dollars and units in thousands)
Other Financial and Operating Data:
Adjusted EBIT(1)	$3,778	$3,325	$455	$17,166	$15,175	$8,760	$16,817
Adjusted net income (loss)(1)	$248	$61	$(1,621)	$7,022	$9,610	$5,719	$11,043

Net revenues:
High-performance memory components	$376,651	$362,419	$295,755	$243,124	$252,961	$185,534	$175,180
Gaming components and peripherals	$1,399	$17,299	$45,317	$82,509	$126,665	$86,830	$142,419

Total	$378,050	$379,718	$341,072	$325,633	$379,626	$272,364	$317,599

Gross profit:(2)
High-performance memory components	$—	$—	$—	$30,167	$25,470	$17,272	$24,047
Gaming components and peripherals	$—	$—	$—	$16,490	$25,515	$17,340	$27,055

Total	$27,220	$36,381	$35,567	$46,657	$50,985	$34,612	$51,102

Gross margin:(2)(3)
High-performance memory components	— %	— %	— %	12.4%	10.1%	9.3%	13.7%
Gaming components and peripherals	— %	— %	— %	20.0%	20.1%	20.0%	19.0%
Total	7.2%	9.6%	10.4%	14.3%	13.4%	12.7%	16.1%
Total units sold	6,560	9,314	10,700	9,083	7,914	5,351	8,405

(1)	We present adjusted EBIT and adjusted net income (loss) in this prospectus to provide investors with supplemental measures of our operating performance. Adjusted EBIT and adjusted net income (loss) are non-GAAP financial measures. We define adjusted EBIT as net income (loss) less other income (expense), net, plus interest expense, net, gain (loss) on revaluation of common stock warrants, income tax expense (benefit) and stock-based compensation (benefit) expense. We define adjusted net income (loss) as net income (loss) plus tax-adjusted stock-based compensation (benefit) expense.

We believe that adjusted EBIT and adjusted net income (loss) assist our board of directors, management and investors in comparing our operating performance from period to period on a consistent basis because, in the case of adjusted EBIT, it removes the impact of stock- based compensation (benefit) expense (which is a non-cash item and, prior to June 29, 2010, varied substantially from period to period due to our use of liability accounting), gain (loss) on revaluation of our outstanding common stock warrants (which is a non-cash item), other income (expense), net (which consists of items, such as foreign currency gain or loss and income from scrap sales, that we do not consider indicative of our operating performance) and variations in our capital structure (affecting interest expense, net) and tax position (such as the impact of changes in effective tax rates) and because, in the case of adjusted net income (loss), it removes the impact of tax-adjusted stock-based compensation (benefit) expense. We have excluded stock-based compensation (benefit) expense from adjusted EBIT and tax-adjusted stock-based compensation (benefit) expense from adjusted net income (loss) because our management believes that operating metrics that exclude stock-based compensation (benefit) expense provide a more direct view of our operating results (especially because of the variability in stock-based compensation (benefit) expense that, until June 29, 2010, was caused by our use of liability accounting) and therefore uses metrics that exclude stock-based compensation (benefit) expense in managing our business. In addition, the stock and stock option repurchase rights that required us to use liability accounting were terminated on June 29, 2010, stock compensation liability was reclassified to stockholders’ equity (deficit) in our consolidated balance sheet, effective as of June 29, 2010, and these stock and stock option awards are no longer subject to remeasurement for each reporting period. Moreover, in light of the public market for our common stock that will exist after this offering, we do not plan to continue our past practice of repurchasing shares issued under our equity incentive plans within six months of option exercise, except as may be required under our ESOP. We therefore believe that eliminating stock-based compensation (benefit) expense is appropriate to present our historical financial data in a manner that is consistent with both the way in which our management evaluates our results of operations and our intended operations as a public company following this offering. We also use adjusted EBIT as a performance measure in determining management bonuses. The use of adjusted EBIT and adjusted net income (loss) have limitations and you should not consider these performance measures in isolation from or as an alternative to GAAP measures such as net income (loss). For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Measures.”

(Footnote continued on next page)

(1)	(cont.) The following table provides a reconciliation of adjusted EBIT to net income (loss), the most directly comparable GAAP financial measure, for the following periods:

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)
Net income (loss)	$(8,761)	$4,591	$11,202	$(8,690)	$(10,200)	$(13,260)	$12,234
Less: other income (expense), net	154	70	(90)	310	(171)	(63)	54
Plus:
Interest expense, net	2,388	3,267	2,543	1,730	1,163	961	577
(Gain) loss on revaluation of common stock warrants	—	—	—	1,722	435	244	371
Income tax expense (benefit)	1,296	67	(557)	(5,290)	15,314	13,305	1,694
Stock-based compensation (benefit) expense	9,009	(4,530)	(12,823)	28,004	8,292	7,447	1,995

Adjusted EBIT	$3,778	$3,325	$455	$17,166	$15,175	$8,760	$16,817

The following table provides a reconciliation of adjusted net income (loss) to net income (loss), the most directly comparable GAAP financial measure, for the following periods. The tax adjustment in the following table reflects the increase in income tax expense or decrease in income tax benefit, as the case may be, that would have been reflected in our consolidated statement of operations for the applicable period if stock-based compensation (benefit) expense was not deducted or added, as the case may be, in computing net income (loss). We revised our valuation allowance in 2009 and again in 2010. For the nine months ended September 30, 2011, we reversed $3.2 million of valuation allowance as a result of stock option exercises. These exercises generated a tax deduction for U.S. federal income tax purposes of approximately $9.8 million, some or all of which will be carried back to recover certain U.S. federal income tax paid during previous tax years to the extent that we incur taxable losses for U.S. federal income tax purposes for 2011. Prior to 2009, there was no income tax impact associated with stock-based compensation (benefit) expense as the related deferred tax assets were subject to a full valuation allowance.

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)
Net income (loss)	$(8,761)	$4,591	$11,202	$(8,690)	$(10,200)	$(13,260)	$12,234
Plus stock-based compensation (benefit) expense	9,009	(4,530)	(12,823)	28,004	8,292	7,447	1,995
Less tax adjustment	—	—	—	12,292	(11,518)	(11,532)	3,186

Adjusted net income (loss)	$248	$61	$(1,621)	$7,022	$9,610	$5,719	$11,043

(2)	Our business has two operating segments: high-performance memory components and gaming components and peripherals. Prior to 2009, we evaluated the performance of our two operating segments based on net revenues; accordingly, information relating to cost of revenue and gross profit for each operating segment is not available for periods prior to 2009. Starting in 2009, we began evaluating the performance of our two operating segments based on cost of revenue and gross profit, in addition to net revenues.
(3)	Gross margin is gross profit as a percentage of net revenues.

	As of September 30, 2011
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$1,852	$—	$
Total assets	111,854	110,002
Short-term debt and current portion of long-term debt and capital lease obligations	7,538	7,538		7,538
Long-term debt and capital lease obligations (less current portion)	—	—		—
Common stock warrant liability	2,701	—		—
Treasury Stock	(9,558)	(9,558)		(9,558)
Redeemable ESOP shares	19,957	—		—
Total stockholders’ equity	4,424	27,082

(1)	The pro forma balance sheet data in the table above gives effect to the Repurchase Right Termination and the BHC Warrant Amendment, and the pro forma as adjusted balance sheet data in the table above gives effect to the Repurchase Right Termination, the BHC Warrant Amendment, the BHC Warrant Exercise, the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, and our receipt of the estimated net proceeds from the sale of the shares sold by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if those transactions had occurred as of September 30, 2011. None of this data gives effect to our application of those net proceeds. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, would increase (decrease) our pro forma as adjusted cash, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares of common stock sold by us, as set forth on the cover page of this preliminary prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A 100,000 share increase (decrease) in the number of shares of common stock sold by us in this offering would increase (decrease) our pro forma as adjusted cash, total assets and total stockholders’ equity by approximately $ million, assuming an initial public offering price per share equal to the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information set forth above is provided for illustrative purposes only and our actual consolidated balance sheet data after this offering will be determined in part by the actual public offering price and number of shares sold by us and other terms of this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with the risks and uncertainties described elsewhere in this prospectus, including in our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Integrated circuits account for most of the cost of producing our DRAM modules, USB flash drives, and solid-state drives and fluctuations in the market price of integrated circuits may have a material impact on our net revenues and gross profit.

DRAM integrated circuits, or ICs, account for most of the cost of producing our DRAM modules, and NAND flash memory ICs account for most of the cost of producing our USB flash drives and solid-state drives. The market for these ICs is highly competitive and cyclical. Prices of DRAM ICs and NAND flash memory ICs have been volatile and subject to significant fluctuations in the past over relatively short periods of time due to a number of factors, including excess supply of ICs due to manufacturing overcapacity and imbalances in supply and demand. These fluctuations are likely to continue in the future, which could materially affect our net revenues and gross profit. For example, our gross profit will be adversely affected if IC prices rise but we are unable to increase our product prices in response to the rising cost of purchasing ICs. Conversely, to the extent declines in the market price of ICs enable our competitors to lower prices, we will likely be forced to lower our product prices in order to compete effectively. Either of these circumstances could materially adversely affect our revenues and gross margins.

A significant portion of our net revenues is generated by sales of DRAM modules and any significant decrease in the average selling prices of our DRAM modules would have a material adverse effect on our business, results of operations and financial condition.

A significant, although declining, percentage of our net revenues is generated by sales of DRAM modules. In particular, net revenues of our high-performance memory segment, most of which are generated by sales of DRAM modules, accounted for a total of 86.7%, 74.7%, 66.6% and 55.2% of our consolidated net revenues in 2008, 2009, 2010 and the nine months ended September 30, 2011, respectively. As a result, any significant decrease in average selling prices of our DRAM modules, whether as a result of declining market prices of DRAM ICs or for any other reason, would have a material adverse effect on our business, results of operations and financial condition. Selling prices for our DRAM modules tend to increase or decrease with increases or decreases, respectively, in market prices of DRAM ICs. Average selling prices of DRAM modules declined substantially in 2008 and again from the second half of 2010 through the third quarter of 2011. This decrease had an adverse effect on our results of operations for those periods. Furthermore, while sales of USB flash drives and solid-state drives generate smaller percentages of our total net revenues than sales of DRAM modules, declines in average selling prices of our USB flash drives and solid-state drives, whether as a result of declining prices of NAND flash memory ICs or for other reasons, may adversely affect our business, results of operations and financial condition. Similarly, declines in average selling prices of DRAM modules and, to a lesser extent, USB flash drives and solid-state drives could affect the valuation of our inventory and may lead to inventory write-downs. Declines in average selling prices of DRAM modules could also allow original equipment manufacturers to pre-install higher capacity DRAM modules into new computers at existing price points, which could reduce the demand for our DRAM modules in the retail market.

Our gross profit and gross margin can vary significantly depending on changes in product mix, fluctuations in the market price of DRAM ICs and other factors, many of which are beyond our control.

Our gross profit, which we define as net revenues minus cost of revenue, can vary substantially due to consumer demand, competition, product life cycles, new product introductions, fluctuations in average selling prices for our products (including fluctuations resulting from changes in the market price of DRAM and NAND flash memory ICs), unit volumes and manufacturing, freight and distribution costs. In particular, if we are not able to introduce new products in a timely manner, if our product, freight or other costs exceed our expectations, if demand for our products is less than we anticipate, or if there are product pricing, marketing and other initiatives by our competitors to which we need to react by lowering our selling prices or increasing promotional and marketing expenditures, our gross profit may be materially adversely affected. In addition, if we are unable to properly balance inventories of both DRAM ICs and DRAM modules at our Taiwan facility and at our shipping hubs against demand for those products, fluctuations in the market price of DRAM ICs can also have a negative effect on our gross margins, which we define as gross profit as a percentage of net revenues. For example, if prices of DRAM ICs and DRAM modules decrease, this has in the past tended to have a negative short-term impact on gross margins of our DRAM modules (reflecting the relatively higher cost of DRAM modules held in our inventory). As a result, our gross profit and gross margin may vary materially from quarter to quarter due to changes in prices of DRAM ICs.

In addition, our gross margins may vary significantly by product line. For example, due to price competition in the market for DRAM modules and solid-state drives and, to a lesser extent, USB flash drives, these products generally have lower gross margins than our power supply units, cooling systems, computer cases and gaming peripherals. Should the mix of products sold shift from higher margin products to lower margin products, our overall gross margins may be adversely affected.

We have experienced quarterly and annual GAAP net losses in the past due in large part to stock-based compensation expense and to valuation allowance against deferred tax assets, and these factors may contribute to net losses in the future.

We experienced net losses (computed in accordance with GAAP) of $8.8 million, $8.7 million and $10.2 million in 2006, 2009 and 2010, respectively. Those losses were due to a variety of factors, particularly significant stock-based compensation expense resulting in large part from increases in the estimated fair value of our common stock. Our stock-based compensation expense was $9.0 million, $28.0 million and $8.3 million in 2006, 2009 and 2010, respectively. In addition, we recorded a valuation allowance of $13.6 million in 2010 against deferred tax assets that we previously recorded as a result of stock-based compensation expense.

Prior to June 29, 2010, a significant number of our outstanding employee stock and stock option awards were subject to repurchase rights that, combined with our past practice of repurchasing shares issued under our equity incentive plans within six months of option exercise, required us to use liability accounting for those awards under GAAP. Under the liability accounting rules, we were required to remeasure stock-based compensation expense for those awards at the end of each reporting period. As of June 29, 2010, the date these repurchase rights terminated, the stock compensation liability was reclassified to stockholders’ equity (deficit) in our consolidated balance sheet and these stock and stock option awards are no longer subject to remeasurement for each reporting period. Thus, in the future accounting for stock-based compensation should be more predictable and less subject to wide variation. We expect, however, that stock option and other equity awards will continue to comprise a significant part of our overall compensation package for employees. Accordingly, to the extent such stock-based compensation results in a significant expense or requires us to establish additional valuation allowances, this may contribute to net losses in the future.

Sales in Europe account for a substantial portion of our net revenues and the ongoing financial uncertainty in Europe and fluctuations in U.S. dollar exchange rates have adversely affected our operating results.

For 2008, 2009, 2010 and the nine months ended September 30, 2011, we generated 55.2%, 52.2%, 50.9% and 50.3%, respectively, of our total net revenues from sales in Europe. As a result, our consolidated results of operations are particularly susceptible to downturns in economic conditions in Europe. In that regard, the ongoing financial uncertainty in Europe (including concerns that certain European countries may default in payments due on their national debt) and the resulting economic uncertainty and the fluctuations in the values of the Euro and British Pound compared to the U.S. dollar have from time to time adversely affected our sales in

Europe. In particular, because sales of our products are denominated primarily in U.S. dollars, a decline in the values of the Euro or British Pound relative to the U.S. dollar increases the local currency selling prices of, and therefore reduces demand for, our products in Europe. This had a significant adverse effect on our net revenues for the second quarter of 2010 and the beginning of the third quarter of 2010 and could adversely impact our operating results in future periods.

Our competitive position depends to a significant degree upon our ability to maintain the strength of our brand among PC gaming enthusiasts and any failure to maintain and build our brand could have a material adverse effect on our business and lead to a reduction in our net revenues.

We regard our brand as a valuable asset and we consider it essential to both maintaining and strengthening our brand that we be perceived as a leading supplier of cutting-edge, high-performance products. This requires that we constantly innovate by introducing new and enhanced products that achieve significant levels of acceptance among our end-users. We also need to invest in, and devote substantial resources to, advertising, marketing and other efforts to create and maintain brand recognition and loyalty among our customers and end-users. Product development, marketing and other brand promotion activities may not yield increased revenues and, even if they do, any increased revenues may not offset the expenses incurred in building our brand. If we fail to maintain and build our brand, or if we incur substantial expenses in an unsuccessful attempt to maintain and build our brands, it may have a material adverse effect on our competitive position, business and revenues. Our brand may also be damaged by events such as product recalls, perceived declines in quality or reliability, product shortages and other events, some of which are beyond our control.

Our success and growth depend on our ability to continuously develop and successfully market new products and improvements; if we are unable to do so, demand for our current products may decline and new products we introduce may not be successful.

The products we sell are characterized by short product life cycles, frequent new product introductions, rapidly changing technology and evolving industry standards. In addition, average selling prices of our products tend to decline as they mature. As a result, we must continually anticipate and respond to changing customer requirements, innovate in our current and emerging product categories, introduce new product lines and products and enhance existing products in order to remain competitive and execute our growth strategy.

We believe that the success of our products depends to a significant degree on our ability to identify new features or product opportunities, anticipate technological developments and market trends and distinguish our products from those of our competitors. In order to further grow our business, we also will need to quickly develop, manufacture and ship innovative and reliable new products and enhancements to our existing products in a cost-effective and timely manner to take advantage of developments in enabling technologies and the introduction of new computer hardware (such as new generations of microprocessors and more powerful graphics cards) and computer games, all of which drive demand for our products.

If we do not execute on these factors successfully, demand for our current products may decline and any new products that we may introduce may not gain widespread acceptance, adversely affecting our business and operating results. In addition, if we do not continue to distinguish our products through distinctive, technologically advanced features and designs, as well as continue to build and strengthen our brand recognition and our access to distribution channels, our business could be harmed.

We depend upon the introduction and success of new third-party high-performance computer hardware, particularly microprocessors and graphics cards, and sophisticated new computer games to drive sales of our products. If newly introduced microprocessors, graphics cards and sophisticated computer games are not successful, or if the rate at which those products are introduced declines, it would likely have a material adverse effect on our business.

We believe that the introduction of more powerful central processing units, or CPUs, graphics cards and similar computer hardware that place increased demands on other system components, such as memory, power supply or cooling, has a significant effect on the demand for our products. The manufacturers of those products are independent companies that we do not control and over which we have no influence. As a result, our operating results can be materially affected by the frequency with which new high-performance hardware products are introduced by these independent third parties, whether these products achieve widespread consumer acceptance and whether additional memory, enhanced power supply units or cooling systems, solid-state drives, new computer cases or other peripheral devices are necessary to support those products. Although we believe that, historically, new generations of high-performance CPUs and graphics cards have positively affected the demand for our products, we cannot assure you that this will be the case in the future. For example, the introduction of a new generation of highly efficient CPUs and graphics cards that require less power or that generate less heat than prior generations may reduce the demand for both our power supply units and cooling systems. In the past, semiconductor and computer hardware companies have typically introduced new products annually, generally in the second calendar quarter, which has tended to drive our sales in the following two quarters. If computer hardware companies do not continue to regularly introduce new and enhanced CPUs, graphics cards and other products that place increasing demands on system memory and processing speed, require larger power supply units or cooling systems or that otherwise drive demand for computer cases, USB flash drives and other peripherals, or if consumers do not accept those products, it would likely have a material adverse effect on our business, results of operations and financial condition.

We also believe that sales of our products are driven by conditions in the computer gaming industry. In particular, we believe that our business depends on the introduction and success of computer games with sophisticated graphics that place greater demands on system processing speed and capacity and therefore require more powerful CPUs or graphics cards, which in turn drives demand for our high-performance DRAM modules, power supply units, cooling systems and other components and peripheral drives. Likewise, we believe that the continuing introduction and market acceptance of new or enhanced versions of computer games helps sustain consumer interest in computer gaming generally. The demand for our products would likely decline, perhaps substantially, if computer game companies and developers do not introduce and successfully market sophisticated new and improved games that require increasingly high levels of system and graphics processing power on an ongoing basis or if demand for computer games among computer gaming enthusiasts or conditions in the computer gaming industry deteriorate for any reason. As a result, our sales and other operating results fluctuate due to conditions in the market for computer games and downturns in this market would likely materially adversely affect our business, results of operations and financial condition.

We face intense competition and, if we do not compete effectively, we could lose market share, demand for our products could decline and our business and operating results could suffer.

We face intense competition in the markets for all of our products. We operate in markets that are characterized by rapid technological change, constant price pressure, rapid product obsolescence, evolving industry standards and new demands for features and performance. We experience aggressive price competition and other promotional activities by competitors, including in response to declines in consumer demand and excess product supply or as competitors seek to gain market share.

In recent years, we have added new product categories and we intend to introduce new product categories in the future. To the extent we are successful in adding new product categories, we will confront new competitors, many of which may have more experience, better known brands and greater distribution capabilities in the new product categories and markets than we do. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies. Many of our current and potential competitors, some of which are large, multi-national businesses, have substantially greater financial, technical, sales, marketing, personnel and other resources and greater brand recognition than we have. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively than we can. In addition, some of our competitors are small or mid-sized specialty companies, which may enable them to react to changes in industry trends or consumer preferences or to introduce new or innovative products more quickly than we can. As a result, our product development efforts may not be successful or result in market acceptance of our products.

Competitors in the DRAM module, USB flash drive and solid-state drive markets. Our primary competitors in the markets for DRAM modules and USB flash drives include Adata, GSkill, Kingston Technology, Micron Technology through its Crucial division, Patriot and SanDisk. Our primary competitors in the market for solid-state drives include Intel, Micron Technology through its Crucial division, OCZ Technology and Samsung. In that regard, we face the risk that established semiconductor companies, such as Intel, Micron Technology, Samsung and SanDisk, which each manufacture DRAM or NAND flash memory ICs and incorporate them into the DRAM modules, USB flash drives or solid-state drives they sell, or established disk drive companies, such as Seagate or Western Digital, that sell solid-state drives, will use their lower cost structures, widely recognized brands and other resources to price their products substantially below ours and capture market share from us.

Competitors in the power supply unit, cooling system and computer case markets. Our primary competitors in the markets for power supply units, cooling systems and computer cases include Antec, Coolermaster and Thermaltake.

Competitors in the gaming peripherals market. We launched our first audio product in the third quarter of 2010 with the introduction of our gaming headset and our first gaming speakers in January 2011, and we have developed other audio products since that time. Our primary competitors in the market for audio products include Creative Labs, Klipsch, Logitech and Razer.

We launched our first gaming keyboards and mice in the third quarter of 2011. Our primary competitors in the markets for gaming keyboards and mice, include Logitech, Microsoft, Razer and SteelSeries.

Competitors in new markets. We are considering a number of other new products and, to the extent we introduce products in new categories, we will likely experience substantial competition from additional companies, including large computer peripherals and consumer electronics companies with global brand recognition and significantly greater resources than ours.

Competition from video game consoles. PC-based games may be subject to significant competition from dedicated video game consoles, such as Microsoft’s Xbox, Nintendo’s Wii and Sony’s PlayStation, to the extent that the processing and graphics power of those consoles increase substantially. Our products are not designed for use in video game consoles. As a result, our net revenues and other operating results may suffer to the extent that consumer spending on video game consoles and related games increases, whether as a result of the introduction of new games or improved gaming consoles or for other reasons.

Competitive factors in our markets. We believe that the principal competitive factors in our markets include performance, reliability, brand and associated style and image, price, time to market with new emerging technologies, early identification of emerging opportunities, interoperability of products and responsive customer support on a worldwide basis.

Our ability to compete successfully is fundamental to our success in existing and new markets. If we do not compete effectively, demand for our products could decline, our net revenues and gross margin could decrease and we could lose market share, which could have a material adverse effect on our business, results of operations and financial condition.

If we lose or are unable to attract and retain key management, our ability to compete could be harmed and our financial performance could suffer.

Our performance depends to a significant degree upon the continued individual and collective contributions of our management team, particularly Andrew J. Paul, the Chairman of our board of directors, Chief Executive

Officer and President and one of our co-founders. If we lose the services of one or more of our key executives, we may not be able to successfully manage our business, meet competitive challenges or achieve our growth objectives. To the extent that our business grows, we will need to attract and retain additional qualified management personnel in a timely manner and we may not be able to do so.

We rely on highly-skilled personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, we may not be able to grow or our business may contract, which would have a material adverse effect on our results of operations and financial condition.

Our performance is largely dependent on the talents and efforts of highly-skilled individuals, particularly our electrical engineers, mechanical engineers and computer professionals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly-skilled personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. Although we have granted stock-based incentives to employees in the past and intend to continue doing so, there is no assurance that stock-based compensation will provide adequate incentives to attract, retain and motivate employees in the future, particularly if the market price of our common stock does not increase or declines. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business will suffer.

Our results of operations are subject to substantial quarterly and annual fluctuations, which may adversely affect the market price of our common stock.

Our results of operations have in the past fluctuated, sometimes substantially, from period to period, and we expect that these fluctuations will continue. A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual net revenues and other operating results. These fluctuations may make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively impact our business and prospects. These fluctuations also could both increase the volatility and adversely affect the market price of our common stock. There are numerous factors that may cause or contribute to fluctuations in our operating results. As discussed below, these factors may relate directly to our business or may relate to technological developments and economic conditions generally.

Factors affecting our business and markets. Our result of operations may be materially adversely affected by factors that directly affect our business and the competitive conditions in our markets, including the following:

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changes in the frequency with which new high-performance computer hardware, particularly CPUs and graphics cards, and sophisticated new computer games that drive demand for additional DRAM modules, larger power supplies, enhanced cooling systems and other peripherals are introduced;

•	fluctuations in average selling prices of and demand for our products, particularly DRAM modules;

•	changes in demand for our lower margin products relative to demand for our higher margin products;

•	loss of significant customers, cancellations or reductions of orders and product returns;

•	a delay, reduction or cessation of deliveries from one or more of the third parties that manufacture our products;

•	increased costs or shortages of our products or components used in our products;

•	cost and adverse outcomes of litigation, governmental proceedings or any proceedings to protect our brand or other intellectual property;

•	introduction or enhancement of products by us and our competitors, and market acceptance of these new or enhanced products;

•	delays or problems in our introduction of new products or in the delivery of products;

•	changes in freight costs;

•	changes in purchasing patterns by the distributors and retailers to which we sell our products;

•	seasonal electronics product purchasing patterns by our customers and consumers;

•	discounts and price reductions offered by our competitors; and

•	competitive pressures resulting in, among other things, lower selling prices or loss of market share.

General economic conditions. Our business may be materially adversely affected by factors relating to global, national and regional economies, including:

•	uncertainty in economic conditions, either globally or in specific countries or regions;

•	fluctuations in currency exchange rates;

•	the impact of political instability, natural disasters, war and/or events of terrorism;

•	changes in business cycles that affect the markets in which we sell our products; and

•	the effect of fluctuations in interest rates on consumer disposable income.

Technological factors. In addition to technological developments directly relating to our products, more generalized changes in technology may have a significant effect on our operating results. For example, our business could be materially adversely impacted by rapid, wholesale changes in technology in or affecting the markets in which we compete or widespread adoption of cloud computing.

One or more of the foregoing or other factors may cause our expenses to be disproportionately higher or lower or may cause our net revenues and other operating results to fluctuate significantly in any particular quarterly or annual period. Our results of operations in one or more future quarters or years may fail to meet the expectations of investment research analysts or investors, which could cause an immediate and significant decline in the market price of our common stock.

Conditions in the retail and consumer electronics markets may significantly affect our business, and the global economic downturn has harmed and could continue to harm our operating results and financial condition. In addition, the ongoing financial uncertainty in Europe has had an adverse effect on our net revenues.

We derive most of our revenue from higher-priced products sold through online and brick-and-mortar retailers to end-users, and we are vulnerable to declines in consumer spending due to, among other things, depressed economic conditions, reductions in disposable income and other factors that affect the retail and consumer electronics markets generally. In addition, our revenues are attributable to sales of high-performance DRAM modules, USB flash drives, power supply units, solid-state drives, cooling systems, computer cases and gaming peripherals, all of which are products that are geared to the computer gaming market which, like other consumer electronic markets, is susceptible to the adverse effects of poor economic conditions.

The downturn in worldwide economic conditions, particularly in retail markets, has had a negative effect on our business. In addition, ongoing financial uncertainty in Europe (including concerns that certain European countries may default in payments due on their national debt) and the resulting economic instability and decline in the value of the Euro and British Pound compared to the U.S. dollar had a significant adverse effect on our net revenues for the second quarter of 2010 and the beginning of the third quarter of 2010. Although the negative effects of U.S. dollar exchange rate increase against the Euro and British Pound that existed in the first half of 2010 have subsequently moderated, the underlying financial instability, particularly in the Euro zone, remains and any recurrence of the conditions that existed in 2010 would likely further adversely impact our business, operating results and financial condition. We believe the most significant of these negative effects could include downward pressure on our product prices and limited growth or reductions in our net revenues or unit sales, reflecting both lower consumer demand for our products as well as a shift in consumer buying patterns toward lower-priced products and away from the relatively higher-priced products that we sell. Other significant negative effects could include limited growth or reductions in worldwide sales of products that incorporate DRAM modules, such as PCs, resulting in excess supply in the worldwide DRAM market and reduced demand for our products from our customers as they limit or lower their spending and inventory levels. Adverse economic conditions may also reduce our cash flow due to delays in customer payments, increase the risk of customer bankruptcy or business failures and result in increases in bad debt write-offs and receivables reserves.

Other negative effects on our business resulting from adverse economic conditions worldwide may include:

•	higher costs for promotions, customer incentive programs and other initiatives used to stimulate demand;

•	increased risk of excess and obsolete inventories, which may require write-downs or impairment charges;

•	financial distress or bankruptcy of key suppliers or third-party manufacturers, resulting in insufficient product quantities to meet demand or increases in the cost of producing our products; and

•	financial distress or bankruptcy of key distributors, resellers or retailers.

A continuation or worsening of depressed economic conditions, whether in our key regional markets or globally, or the occurrence of similar conditions in the future, could result in a decline in both product prices and the demand for our products, which would have a material adverse effect on our results of operations and financial condition.

We may be adversely affected by the financial condition of retailers and distributors to whom we sell our products and may also be adversely affected by the financial condition of our competitors.

Retailers and distributors of consumer electronics products have, from time to time, experienced significant fluctuations in their businesses and some of them have become insolvent. A retailer or distributor experiencing such difficulties will generally not purchase and sell as many of our products as it would under normal circumstances and may cancel orders. In addition, a retailer or distributor experiencing financial difficulties generally increases our exposure to uncollectible receivables. Moreover, if one of our distributor or retailer customers experiences financial distress or bankruptcy, they may be required to liquidate their inventory of our products, or similar products that compete with our products, at reduced prices, which can result in substantial over-supply and reduced demand for our products over the short term. If any of these circumstances were to occur, it could have a short-term adverse effect on our results of operations and financial condition.

Likewise, our competitors may from time to time experience similar financial difficulties or may elect to terminate their sales of certain products. If one of our competitors experiences financial distress or bankruptcy and is forced to liquidate inventory or exits a product line and disposes of inventory at reduced prices, this may also result in over-supply of and reduced demand for our products and could have a short-term adverse effect on our results of operations and financial condition.

These factors did not have a material adverse effect on the collectability of our accounts receivable, bad debt expense or results of operations during the three years ended December 31, 2010 or the nine months ended September 30, 2011. Nonetheless, in light of the current uncertainty in the global economy and ongoing transition to internet-based sales, we closely monitor this risk.

We do not own any manufacturing facilities, we have no guaranteed sources of supply of products or components, and we depend upon a small number of manufacturers, many of which are single-source suppliers, to supply our products, which may result in product or component shortages, delayed deliveries and quality control problems.

We do not have any manufacturing facilities and we depend entirely upon third parties to manufacture and supply the products we sell and the components used in our products. Our products are generally produced by only one or a limited number of manufacturers. For example, our gaming keyboards and mice and each model of our computer cases, power supply units, cooling systems, audio products and solid-state drives is produced by a single manufacturer and our USB flash drives are produced by two manufacturers. Likewise, there are a limited number of companies capable of producing the high speed DRAM ICs required for our high-performance DRAM modules and NAND flash memory ICs required for our USB flash drives and solid-state drives. We do not have any long-term supply agreements with any of our manufacturers or suppliers. In addition, we carry very limited inventories of our products and the loss of one or more of these manufacturers or suppliers, or a significant decline in production or deliveries by any of them, could significantly limit our shipments of the product in question or prevent us from shipping that product entirely.

Our reliance upon a limited number of manufacturers and suppliers exposes us to numerous risks, including those described below.

Risks relating to production and manufacturing. Our business and operating results could be materially adversely affected if our manufacturers or suppliers ceased or reduced production or deliveries, raised prices, lengthened production or delivery times or changed other terms of sale. In particular, price increases by our manufacturers or suppliers could have a material adverse effect upon our financial condition and operating results if we are unable to pass those price increases along to our customers. Furthermore, the supply of products from manufacturers and suppliers to us could be interrupted or delayed and we may be unable to obtain sufficient quantities of our products because of factors outside of our control. For example, our manufacturers and suppliers may experience financial difficulties, be affected by natural disasters, have limited production facilities or manufacturing capacity, may experience labor shortages or may be adversely affected by regional unrest or military actions. In addition, we may be slower than our competitors in introducing new products or reacting to changes in our markets due to production or delivery delays by our third-party manufacturers or suppliers. Likewise, lead times for the delivery of products being manufactured for us can vary significantly and depend on many factors outside of our control, such as demand for manufacturing capacity and availability of components. In addition, if one of our single source manufacturers were to stop production, we may be unable to locate a suitable replacement on terms we consider acceptable and, in any event, there would likely be significant delays before we were able to transition production to a new manufacturer and potentially significant costs associated with that transition.

Risks relating to product quality. We are exposed to a risk that our manufacturers or suppliers may provide us with products or components that do not perform reliably, do not meet our quality standards or performance specifications, are susceptible to early failure or contain other defects. This may harm our reputation, increase our warranty and other costs or lead to product returns or recalls, any of which could materially adversely affect our results of operations.

Risks relating to product and component shortages. From time to time we have experienced product shortages due to both disruptions in supply from the third parties that manufacture or supply our products and our inability or the inability of these third-party manufacturers to obtain necessary components, and we may experience similar shortages in the future. For example, from time to time our industry experiences shortages in DRAM ICs and NAND flash memory ICs which have resulted in placing companies, including us, on component allocation. Because sales of DRAM modules account for a significant portion of our net revenues, a shortage of DRAM ICs, particularly high-speed DRAM ICs, could have a material adverse effect on our net revenues and cash flow. Moreover, procurement of the other components used in our products is generally the responsibility of the third parties that manufacture our products and we therefore have limited or no ability to control or influence the procurement process or to monitor the quality of components.

Any disruption in or termination of our relationships with any of our manufacturers or suppliers or our inability to develop relationships with new manufacturers or suppliers as and when required would cause delays, disruptions or reductions in product shipment and may require product redesigns, all of which could damage relationships with our customers, harm our brand, increase our costs and otherwise materially adversely affect our business. Likewise, shortages or interruptions in the supply of products or components, or any inability to procure these products or components from alternate sources at acceptable prices in a timely manner, could delay shipments to our customers and increase our costs, any of which could materially adversely affect our business and operating results.

We rely upon manufacturers in Taiwan to supply a significant portion of our DRAM modules, most of our USB flash drives and some of our solid-state drives, we rely upon manufacturers in China to produce all of our power supply units, cooling systems, computer cases and gaming peripherals, and the facility where we perform testing and packaging of most of our DRAM modules is located in Taiwan, which exposes us to risks that could harm our business.

We purchase a significant portion of our DRAM modules, most of our USB flash drives and some of our solid-state drives from manufacturers and suppliers in Taiwan. All of our other products are produced at factories located in Southeast China and we perform testing and packaging of most of our DRAM modules at our facility in Taiwan. The fact that all of these manufacturers, suppliers and factories and our facility are concentrated in Taiwan and China exposes us to numerous risks.

We believe one of the most significant risks associated with this concentration in Taiwan and China is that production may be interrupted or limited because of labor shortages in southern China and by strains on the local infrastructure. In addition, production at facilities located in China or Taiwan, including our own testing and packaging facility in Taiwan, and deliveries from those facilities, may be adversely affected by tensions, hostilities or trade disputes involving China, Taiwan, the United States or other countries. There is considerable potential political instability in Taiwan related to its disputes with China. Although we do not do business in North Korea, any future increase in tensions between South Korea and North Korea, such as an outbreak or escalation of military hostilities, or between Taiwan and China could materially adversely affect our operations in Asia or the global economy, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Other risks resulting from this concentration of manufacturers, suppliers, factories and our testing and packaging facility in Taiwan and China include the following:

•	the interpretation and enforcement of China’s laws continues to evolve, which may make it more difficult for us to obtain a reliable supply of our products at predictable costs;

•

these facilities are located in regions that may be affected by earthquakes, typhoons, other natural disasters, political instability, military actions, power outages or other conditions that may cause a disruption in supply;

•	our costs may be increased and deliveries of our products may be decreased or delayed by trade restrictions, such as increased tariffs or quotas; and

•

our reliance on foreign manufacturers and suppliers exposes us to other risks of doing business internationally, some of which are described below under “We conduct our operations and sell our products internationally and the effect of business, legal and political risks associated with international operations could significantly harm us.”

The occurrence of any one or more of these risks could materially adversely affect the supply of our products and our business, results of operations and financial condition.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales.

Our business requires that we coordinate the manufacture and distribution of our products over a significant portion of the world. We rely upon third parties to manufacture our products and to transport and distribute our products to our customers. If we do not successfully coordinate the timely and efficient manufacturing and distribution of our products, our costs may increase, we may experience a build-up in inventory, we may not be able to deliver sufficient quantities of products to meet customer demand, and we could lose sales.

Our operating results are particularly sensitive to freight costs, and our costs may increase significantly if we are unable to ship and transport finished products efficiently and economically across long distances and international borders, which could materially adversely affect our business and financial condition.

All of our products are manufactured in Asia and we transport significant volumes of finished products across long distances and international borders. As a result, our operating results can be significantly affected by changes in transportation costs. In that regard, although we ship our DRAM modules, USB flash drives and solid-state drives (all of which have selling prices that are relatively high compared to their size and weight) by air, we use ocean freight to ship our other products because of their relatively low selling prices compared to their size and weight. If we underestimate the demand for any of the products we ship by ocean freight, or if deliveries of those products to us by our manufacturers are delayed or interrupted, we may be required to ship those products by air in order to fill orders on a timely basis. Shipping items like power supply units, cooling systems, computer cases and gaming peripherals by air is significantly more expensive than using ocean freight. As a result, any requirement that we ship these products by air, whether because we underestimate demand or because of an interruption in supply from the manufacturers who produce these products or for any other reason, could materially increase our costs. In addition, freight rates can vary significantly due to large number of factors beyond our control, including changes in fuel prices or general economic conditions or the threat of terrorist activities or acts of piracy. If demand for air or ocean freight should increase substantially, it could make it difficult for us to procure sufficient cargo transportation space at prices we consider acceptable, or at all. Increases in our freight expenses, or any inability to ship our products as and when required, could harm our business substantially.

Because our products must cross international borders, we are subject to risk of delay due to customs inspections, if our documentation does not comply with customs rules and regulations or for similar reasons. In addition, any increases in customs duties or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase our costs or the final cost of our products to our customers or end-users or decrease our margins. The laws governing customs and tariffs in many countries are complex, subject to many interpretations and often include substantial penalties for non-compliance.

Our effective tax rates may increase in the future and we are subject to ongoing tax audits in various jurisdictions, which could adversely affect our results of operations.

We operate in multiple jurisdictions and we are taxed pursuant to the tax laws of each of these jurisdictions. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of, or limitations on our ability to utilize any tax credit carry-forwards, changes in geographical allocation of revenue and expense, and changes in management’s assessment of matters such as our ability to realize the value of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our effective income tax rate in a given year reflects a variety of factors that may not be present in any prior or succeeding year. There is no assurance that our effective income tax rate will not change in future periods. We are currently subject to tax audits in various jurisdictions and expect that we will be subject to similar tax audits on an ongoing basis. Because we have operations in a number of locations worldwide, tax authorities in various jurisdictions may raise questions concerning matters such as transfer pricing, whether revenues or expenses should be attributed to particular countries, the presence or absence of permanent establishments in particular countries and similar matters. A material assessment by a tax authority in any jurisdiction could require that we make significant cash payments. Accordingly, if this were to occur, or if our effective tax rate were to increase, our results of operations could be adversely affected, perhaps materially.

Our markets are characterized by constant and rapid change and are subject to significant downturns from time to time, which could materially adversely affect our business, results of operations and financial condition.

The markets in which we compete are characterized by constant and rapid technological developments and change, rapid product obsolescence, evolving industry standards, short product life cycles, constant pricing pressure, new demands for features and performance and wide fluctuations in product supply and demand. In particular, the markets for our DRAM modules are, and the markets for USB flash drives and solid-state drives may be, subject to significant variations in average selling prices. The markets in which we compete have in the past experienced significant downturns from time to time and will likely do so again in the future. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of selling prices. The timing of new product development and introduction by us and our competitors, the level of acceptance of new products and the life-cycle of existing products can also affect demand for our products. Downturns in the markets we serve can have a material adverse effect on our results of operations and financial condition.

Our customers do not enter into long-term purchase agreements with us and may stop purchasing our products at any time, which makes it difficult for us to accurately forecast product demand and may result in unexpected declines in revenue.

We sell our products primarily to distributors as well as brick-and-mortar and online retailers. These customers generally order our products on an as-needed basis and typically do not enter into long-term purchase commitments or agreements with us or provide us with any significant advance notice of their orders. As a result, we have minimal backlog, which means that our forecasts of product demand are highly subjective and depend to a large degree on our ability to predict the amount and timing of new orders. Because customers who have purchased our products in the past may in the future reduce the quantities of products that they purchase from us or stop purchasing from us altogether with little or no advance notice, and generally may also cancel, reduce or postpone orders with little or no penalty, our ability to forecast our future orders, and therefore our future revenue, is extremely limited and we may experience unexpected revenue declines, which could be substantial, due to loss of one or more customers or cancellations or reductions of orders, any of which could have a material adverse effect on our results of operations. Likewise, our revenues in any quarter depend on orders booked and shipped in that quarter. We have experienced cancellations of orders and substantial fluctuations in order levels from period to period, and we expect this to continue in the future.

We order our products from third-party manufacturers based on our forecasts of future demand and targeted inventory levels, which exposes us to the risk of both product shortages, which may result in lost sales and higher expenses, and excess inventory, which may require us to sell products at substantial discounts and lead to write-offs.

We depend upon our forecasts of product demand to make decisions regarding investments of our resources and production levels of our products. Because of the lead time necessary to manufacture our products and the fact that we usually have little or no advance notice of customer orders, we must order our products from third-party manufacturers and therefore commit to substantial purchases prior to obtaining orders for those products from our customers. This makes it difficult for us to adjust our costs if orders fall below our expectations. Our failure to predict low demand for product can result in excess inventory, as well as lower cash flows and lower margins if we are unable to sell a product or if we are required to lower product prices in order to reduce inventories, and may also result in inventory write-downs. In addition, the cancellation or reduction of orders by our customers may also result in an oversupply of our products and excess inventory. On the other hand, if actual orders exceed our expectations, we may need to incur additional costs, such as higher shipping costs for air freight or other expedited delivery or higher product costs for expedited manufacturing, in order to deliver sufficient quantities of products to meet customer orders on a timely basis or we may be unable to fill some orders altogether. In addition, many of our products have short product life cycles, so a failure to accurately predict and meet demand for product can result in lost sales that we may be unable to recover in subsequent periods. These short life cycles also make it more likely that slow moving or excess inventory may become obsolete, requiring us to sell products at significant discounts or write off entirely excess or obsolete inventory. Any failure to deliver products in quantities sufficient to satisfy demand can also harm our reputation with both our customers and end-users.

Over the past few years, we have expanded the number and types of products we sell, and the geographic markets in which we sell them, and we will endeavor to further expand our product portfolio and sales reach. The growth of our product portfolio and the markets in which we sell our products has increased the difficulty of accurately forecasting product demand. We have in the past experienced significant differences between our forecasts and actual demand for our products and expect similar differences in the future. If we do not accurately predict product demand, our business and operating results could be materially adversely affected.

Order cancellations, product returns, price erosion, product obsolescence and customer and end-user incentive programs may result in substantial inventory and/or receivables write-downs.

The products we sell are characterized by rapid technological change and short product life cycles. As a result, products that we hold in inventory may be subject to significant price erosion or may become obsolete, requiring inventory write-downs. We may experience excess or unsold inventory for a number of reasons, including demand for our products being lower than our forecasts, order cancellations by our customers and product returns.

In that regard, rights to return products vary by customer and range from the right to return defective products to stock rotation rights allowing the exchange of a limited percentage of the customer’s previous quarter purchases. If the estimated market values of products held in our finished goods and work in process inventories at the end of any fiscal quarter are below our cost of these products, we will recognize charges to write down the carrying value of our inventories to market value. For example, in 2008, 2009, 2010 and the nine months ended September 30, 2011, our inventory write-downs were approximately $0.4 million, $0.3 million, $0.4 million and $0.6 million, respectively.

In addition, we provide a variety of rebates to both customers and end-users of our products, including instant rebates, volume incentive rebates and mail-in rebates. We also have contractual agreements and cooperative marketing, promotional and other arrangements that provide rebates and other financial incentives to our customers. To a limited extent, we also offer financial incentives related to customer inventory of specific products. The aggregate amount of charges incurred as a result of all of these rebates and other incentives was $27.6 million, $18.1 million, $15.3 million and $15.5 million in 2008, 2009, 2010 and the nine months ended September 30, 2011, respectively. These charges are offsets to our gross revenues and may result in a write-down in accounts receivable. In the future, we also may be required to write down inventory or receivables due to product obsolescence or because of declines in market prices of our products. Any write-downs could have a material adverse effect on our results of operations.

The need to continuously develop new products and product improvements increases the risk that our products will contain defects or fail to meet specifications, which may increase our warranty costs, lead to recalls of products, damage our reputation and harm our business.

Products that do not meet specifications or that contain, or are perceived by our customers or end-users to contain, defects could impose significant costs on us or otherwise materially adversely affect our business, results of operations or financial condition. Our products may suffer from design flaws, quality control problems in the manufacturing process or components that are defective or do not meet our quality standards. Moreover, the markets we serve are characterized by rapidly changing technology and intense competition and the pressure to continuously develop new products and improvements and bring those products and improvements to market quickly heightens the risks that our products will be subject to both quality control and design problems. Because we rely on third parties to manufacture our products and the components that are used in our products, our ability to control the quality of the manufacturing process and the components that are used to manufacture our products is limited. Product quality issues, whether as a result of design or manufacturing flaws or the use of components that are not of the requisite quality or do not meet our specifications, could result in product recalls, product redesign efforts, lost revenue, loss of reputation, and significant warranty and other expenses. In that regard, we have from time to time elected to recall products. Recalls of products and warranty-related issues can be costly, cause damage to our reputation and result in increased expenses, lost revenue and production delays. We may also be required to compensate customers for costs incurred or damages caused by defective products. If we incur warranty or product redesign costs, institute recalls of products or suffer damage to our reputation as a result of defective products, our business, results of operations and financial condition could be substantially harmed.

Our indemnification obligations to our customers and suppliers for intellectual property infringement and our repair and replacement obligations for product warranty claims could require us to pay substantial amounts and significantly harm our business.

We indemnify a limited number of customers for damages and costs which may arise if our products infringe third-party patents or other proprietary rights. We may periodically have to respond to claims and litigate these types of indemnification obligations. Any such indemnification claims could require us to make substantial settlement, damages or royalty payments or result in our incurring substantial legal costs. Our insurance does not cover intellectual property infringement. The potential amount of future payments to defend lawsuits or settle or otherwise satisfy indemnified claims under any of these indemnification provisions may be unlimited. We also have repair and replacement obligations for product warranty claims relating to our products. Our insurance does not cover such claims. Claims for intellectual property infringement and product warranty claims could substantially harm our business, financial condition and results of operations.

From time to time, we enter into license agreements and agree to pay licensing fees in settlement of certain intellectual property infringement claims made by third parties. While these fees have not been material in the past, we cannot assure you that fees paid under these license agreements will not have a material adverse effect on our business or operating results.

For the year ended December 31, 2010 and nine months ended September 30, 2011, a total of $2.1 million and $1.3 million, respectively, of products were returned to us by our customers in connection with our repair and replacement obligations for product warranty claims. Of these returns, the majority were either reworked or returned to our suppliers for full or partial credit. The net cost to us in relation to these returns was $1.0 million for the year ended December 31, 2010 and $0.9 million for the nine months ended September 30, 2011.

If we are unable to integrate our products with third-party hardware, operating system software and other products, the functionality of our products would be adversely affected, which would likely have a material adverse affect on our net revenues.

The functionality of our products depends on our ability to integrate our products with the hardware, operating system software and related products of providers such as Intel, AMD, NVIDIA and Asus, among others. We rely to a great extent on the relationships we have with those companies in developing our products and resolving issues. We cannot assure you that those relationships will be maintained or that those companies will continue to provide the necessary information and support to allow us to develop products that integrate with their products. If integration with the products of those or other companies becomes more difficult, our products would likely be more difficult to use or may not be compatible with key hardware, operating systems or other products, which would harm our reputation and the utility and desirability of our products, and, as a result, would likely have a material adverse effect on our net revenues.

One of our strategies is to grow through acquisitions, which could result in operating difficulties, dilution to our stockholders and other harmful consequences.

One of our strategies is to grow through acquisitions and we may also seek to grow through other strategic transactions such as alliances and joint ventures. In particular, we believe that our future growth depends in part on our ability to enhance our existing product lines and introduce new products and product categories through acquisitions and other strategic transactions. There is substantial competition for attractive acquisitions and other strategic transactions and we may not be successful in completing any such acquisitions or other strategic transactions in the future. If we are successful in making any acquisition or strategic transaction, it could nonetheless have a material adverse effect on our financial condition or results of operations. Among other things, acquisitions and strategic transactions can involve a wide variety of risks depending upon, among other things, the specific business or assets being acquired or the specific terms of any transaction. These risks may include the following:

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difficulties in integrating the operations, products, technologies, employees, management information systems, human resources and other administrative systems of acquired or newly formed entities or of strategic partners with our existing business and systems, particularly as we have not previously made any acquisitions or entered into any joint ventures or other strategic transactions;

•	unanticipated capital expenditures or investments in order to maintain, improve or sustain the operations of any business we acquire or strategic partnership or alliance we enter into;

•	difficulties in managing larger or more complex operations and facilities and employees in separate geographic areas;

•	diversion of management time and focus from operating our business due to challenges of integrating acquired businesses;

•	cultural challenges associated with integrating employees from acquired businesses into our organization;

•	difficulties in retaining employees from businesses we acquire;

•	the need to implement or improve internal controls, procedures and policies appropriate for a public company at businesses that prior to the acquisition lacked these controls, procedures and policies;

•	possible write-offs, impairment charges or amortization charges resulting from acquisitions; and

•	unanticipated or unknown liabilities relating to acquired businesses.

In addition, we may finance acquisitions or investments, strategic partnerships or joint ventures by issuing common stock, which may be dilutive to our stockholders, or by incurring indebtedness, which could increase our interest expense, perhaps substantially. Acquisitions and other investments may also result in charges for the impairment of goodwill or other acquired assets. Acquisitions of, or alliances with, technology companies are inherently risky, and any acquisitions or investments we make, or alliances we enter into, may not perform in accordance with our expectations. Accordingly, any of these transactions, if completed, may not be successful and may materially adversely affect our business, results of operations or financial condition.

In addition, foreign acquisitions or strategic transactions with foreign partners involve additional risks, including those related to integration of operations across different geographies, cultures and languages, as well as risks related to fluctuation in currency exchange rates and risks associated with the particular economic, political and regulatory environment in specific countries.

We need substantial working capital to operate our business and we rely to a significant degree upon credit extended by our manufacturers and suppliers and borrowings under our revolving credit facility to meet our working capital needs. If we are unable to meet our working capital needs, we may be required to reduce expenses or delay the development, commercialization and marketing of our products, which would adversely affect our prospects for growth.

We need substantial working capital to operate our business. We rely to a significant degree upon credit extended by many of our manufacturers and suppliers in order to meet our working capital needs. Credit terms vary from vendor to vendor but typically allow us from 10 to 40 days to pay for DRAM modules and USB flash drives and from 30 to 90 days to pay for other products they manufacture for us. We also utilize borrowings under our revolving credit facility to provide working capital, and access to external debt financing has historically been and will likely continue to be very important to us. As a result of the downturn in general economic conditions or conditions in the credit markets or other factors, manufacturers and suppliers may be reluctant to provide us with the same credit that they have in the past, which would require that we increase the level of borrowing under our revolving credit facility or obtain other external financing to provide for our substantial working capital needs. Additional financing may not be available on terms acceptable to us or at all.

In particular, our access to debt financing may be limited by a covenant in the revolving credit facility which prohibits us from incurring indebtedness other than debt owed to the lender under the credit facility, debt associated with certain liens permitted by the credit facility or subordinated debt. In addition, the aggregate amount of outstanding borrowings under the credit facility may not exceed the lesser of $40.0 million or a “borrowing base” that is equal to, in general, a percentage of eligible accounts receivable and inventory, subject to possible reduction in the borrowing base as a result of adjustments made by the lender from time to time. As a result, the restriction imposed by the borrowing base could limit, perhaps substantially, the amount we are permitted to borrow under the credit facility. For example, as a result of this borrowing base limitation, the maximum principal amount of borrowings under the credit facility was limited (subject to customary conditions to borrowing) to approximately $23.9 million as of December 31, 2010 and $32.5 million as of September 30, 2011. For additional information on this borrowing base limitation, see the immediately following risk factor.

To the extent we are required to use additional borrowings under our revolving credit facility or from other sources (if available and if permitted by the credit facility) to provide working capital, it could increase our interest expense and expose us to other risks of leverage. Likewise, our revolving credit facility matures on June 30, 2012 and we will therefore be required to either extend the maturity of our existing credit facility or enter into a new credit facility to replace our existing credit facility, and there is a risk that we may not be able to extend the maturity of our existing credit facility or enter into a new credit facility on terms we consider acceptable, or at all. Any inability to meet our working capital or other cash needs as and when required would likely have a material adverse effect on our business, results of operations and financial condition and adversely affect our growth prospects and stock price and could require, among other things, that we reduce expenses, which might require us to reduce shipments of our products or our inventory levels substantially or to delay or curtail the development, commercialization and marketing of our products.

Indebtedness and the terms of our revolving credit facility may impair our ability to respond to changing business and economic conditions and harm our operating results.

We had $7.5 million of outstanding debt as of September 30, 2011. We regularly make borrowings under our revolving credit facility to fund working capital and other cash needs and we may incur additional indebtedness in the future, particularly if we use borrowings or other debt financing to finance all or a portion of any future acquisitions. In addition, the terms of our revolving credit facility require, and any debt instruments we enter into in the future may require, that we comply with a number of significant restrictions and covenants. In that regard, our revolving credit facility matures on June 30, 2012 and we will therefore be required to either extend the maturity of our existing revolving credit facility or enter into a replacement credit facility, and it is possible that, if we are successful in doing so, any such extended or replacement credit facility could include restrictions, covenants, economic terms and other provisions that are less favorable, perhaps significantly, than those in our current credit facility. These covenants and restrictions, as well as any significant increase in our indebtedness, could adversely impact us for a number of reasons, including the following:

Cash flow required to pay debt service. We may be required to dedicate a substantial portion of our available cash flow to debt service. This risk is increased by the fact that borrowings under our credit facility bear interest at a variable rate. This exposes us to the risk that the amount of cash required to pay interest under our credit facility will increase to the extent that market interest rates increase. Our indebtedness and debt service obligations may also increase our vulnerability to economic downturns and adverse competitive and industry conditions.

Adverse effect of financial and other covenants. The covenants and other restrictions in our revolving credit facility and any debt instruments we enter into in the future may limit our ability to raise funds for working capital, capital expenditures, acquisitions, product development and other general corporate requirements, which may adversely affect our ability to finance our operations, any acquisitions or investments or other capital needs or engage in other business activities that would be in our interests. Restrictive covenants may also limit our ability to plan for or react to market conditions or otherwise limit our activities or business plans and place us at a disadvantage compared to our competitors.

Risks of default. If we breach or are unable to comply with a covenant or other agreement contained in a debt instrument, the lenders generally have the right to declare all borrowings outstanding under that debt instrument, together with accrued interest, to be immediately due and payable and may have the right to raise the interest rate. For example, our credit agreement contains customary events of default, including an event of default triggered by specified changes in control of our subsidiary Corsair Memory, Inc. (which includes a failure of Andrew J. Paul, the Chairman of our board of directors, Chief Executive Officer and President, or a satisfactory replacement, to actively manage Corsair Memory, Inc.’s business operations) or as a result of advances outstanding under the credit facility exceeding the amount permitted under the borrowing base limitations described below. Upon an event of default under our credit facility, the lender may require the immediate repayment of all outstanding loans and accrued interest. In addition, during the continuance of an event of default under the credit facility (subject to a cure period for some events of default), interest accrues at a rate that is 300 basis points above the otherwise applicable rate. As a result, any breach or failure to comply with covenants contained in our debt instruments could have a material adverse effect on us. Moreover, our credit facility is secured by substantially all of our assets, except assets of our foreign subsidiaries and some of the shares of our foreign subsidiaries, and if we are unable to pay indebtedness secured by collateral when due, whether at maturity or if declared due and payable by the lender following a default, the lender generally has the right to seize and sell the collateral securing that indebtedness. In the first quarter of 2009 and other times in the past, we have been required to obtain amendments and waivers under our revolving credit facility because of our failure to comply with covenants, and we may in the future need to obtain waivers or amendments under our revolving credit facility or other debt instruments in order to avoid a breach or default, particularly if our business deteriorates or does not perform in accordance with our expectations. There can be no assurance that we will not breach the covenants or other terms of our revolving credit facility or any other debt instruments in the future and, if a breach occurs, there can be no assurance that we will be able to obtain necessary waivers or amendments from the lenders or to refinance the related indebtedness on terms we find acceptable, or at all. As a result, any breach or default of this nature could have a material adverse effect on our results of operations, financial condition and business.

Borrowing Base Limitations. The aggregate amount of all loans outstanding under the credit facility may not exceed the lesser of $40.0 million or a “borrowing base” equal to the sum of 85% of our eligible accounts receivable, subject to not more than $24.0 million of availability from foreign and governmental accounts receivable, plus the lesser of 35% of our eligible raw materials and finished goods inventory, 75% of the net orderly liquidation value of eligible inventory or $2.0 million, subject to possible reduction in the borrowing base as a result of adjustments made by the lender from time to time. As a result of the foregoing limitation, the maximum principal amount of borrowings under the credit facility was limited (subject to customary conditions to borrowing) to approximately $23.9 million as of December 31, 2010 and $32.5 million as of September 30, 2011. As noted above, if borrowings outstanding under our credit facility exceed the amount permitted under the borrowing base, the lender generally has the right to declare those borrowings, together with accrued interest, to be immediately due and payable.

Restrictions under our credit facility. We must comply with three financial covenants under our revolving credit facility (in addition to other covenants): a minimum debt service coverage ratio, which must not be less than 1.1 to 1.0 for any quarter, minimum pro forma net income, which must be not less than $0.5 million for any six month period, and a minimum liquidity test, which requires the sum of availability under the revolving credit facility plus cash on hand to be not less than $3.0 million at any time during 2011. As of September 30, 2011, we were in compliance with these covenants. However, there can be no assurance that we will not breach these or other covenants in the credit facility in the future.

The credit facility also includes covenants that limit or restrict our ability to, among other things, incur liens on our properties, make acquisitions and other investments and sell assets, subject to specified exceptions. In addition to the covenants described in the preceding paragraph, we are also prohibited from incurring indebtedness other than debt owed to the lender under the credit facility, debt associated with certain liens permitted by the credit facility or subordinated debt. The credit facility also contains restrictions on our ability to pay dividends or make distributions in respect of our common stock or redemptions or repurchases of our common stock.

We do not have patents or other intellectual property that would prevent third parties from selling products similar to ours, which may allow competitors to capture market share from us.

As of October 24, 2011, our patent portfolio consisted of two utility patents issued in the United States and nine utility patent applications pending, eight in the United States and one in Taiwan. We also have one registered design patent in the European Union and three pending design patent applications in the United States. Our patents expire in 2027. None of our issued patents prevents and none of the patents we have applied for, if granted, would prevent third parties from selling products similar to ours. In addition, we do not have any confidential or proprietary processes or procedures that would make it difficult for a competitor to produce products like ours.

As of October 24, 2011, our trademark portfolio consisted of 17 trademarks, for which we had approximately 88 registrations in 32 countries and the European Union and 27 pending applications for registration in 12 countries. Those include the registration of the Corsair name as a trademark in 28 countries and the European Union and pending applications to register the Corsair name as a trademark in 8 countries, and the registration of the Vengeance name as a trademark in the United States, and pending applications to register the Vengeance name as a trademark in the European Union and Taiwan. Although we hold trademarks on the Corsair name in the United States and a number of other countries, the Corsair name does not have trademark protection in other parts of the world, and we may not be able to register the Corsair name as a trademark in some countries.

This lack of intellectual property protection permits competitors to design and sell products that compete directly with ours, which may allow them to capture market share from us and therefore adversely affect our results of operations.

Our future success depends to a large degree on our ability to defend the Corsair brand from infringement and, if we are unable to protect our brand and other intellectual property, our business could be materially adversely affected.

We consider the Corsair brand to be one of our most valuable assets. Our future success depends to a large degree upon our ability to defend the Corsair brand from infringement and, to a limited extent, to protect our other intellectual property. We rely on a combination of copyright, trademark, patent and other intellectual property laws and confidentiality procedures and contractual provisions such as nondisclosure terms to protect our intellectual property. Although we hold a trademark on the Corsair name in the United States and a number of other countries, the Corsair name does not have trademark protection in other parts of the world, including some major markets, and we may be unable to register the Corsair name as a trademark in some countries. If third parties misappropriate or infringe on our brand or we are unable to protect our brand, or if third parties use the Corsair name to sell their products in countries where we do not have trademark protection, it could have a material adverse affect on our reputation and results of operations.

We hold a limited number of patents and pending patent applications. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged or that any of our pending or any future patent applications will not be granted. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around any intellectual property rights we may have. Any of these events could harm our business, financial condition and operating results.

Certain of our licenses can be terminated at any time by us or the other party. If we are unable to negotiate and maintain licenses on acceptable terms, we will be required to develop alternative technology internally or license it from other third parties, which may be difficult and costly or impossible.

The expansion of our business will require us to protect our trademarks, domain names, copyrights, patents and other intellectual property rights in an increasing number of jurisdictions, a process that is expensive and sometimes requires litigation. If we are unable to protect our trademarks, domain names, copyrights, patents and other intellectual property rights, or prevent third parties from infringing upon them, our business may be materially adversely affected.

We have taken steps in the past to enforce our intellectual property rights and expect to continue to do so in the future. However, it may not be practicable or cost-effective for us to enforce our rights with respect to certain items of intellectual property fully, or at all, particularly in developing countries where the enforcement of intellectual property rights may be more difficult than in the United States. It is also possible that, given the costs of obtaining patent protection, we may choose not to seek patent protection for certain items of intellectual property that may later turn out to be important.

We have in the past been, are currently, and may in the future be, subject to intellectual property infringement claims, which are costly to defend, could require us to pay damages or royalties and could limit our ability to use certain technologies in the future.

Companies in the technology industry are frequently subject to litigation or disputes based on allegations of infringement or other violations of intellectual property rights. We have faced claims that we have infringed, or that our use of components or products supplied to us by third parties have infringed, intellectual property rights of others in the past, we face these claims currently and we expect to face similar claims in the future.

Any intellectual property claims, with or without merit, can be time-consuming, expensive to litigate or settle and can divert management resources and attention. For example, in the past we have settled claims relating to infringement allegations and agreed to make royalty or license payments in connection with such settlements. An adverse determination could require that we pay damages, which could be substantial, or stop using technologies found to be in violation of a third-party’s rights and could prevent us from selling some of our products. In order to avoid these restrictions, we may have to seek a license for the technology. Any such license may not be available on reasonable terms or at all, could require us to pay significant royalties and may significantly increase our operating expenses or otherwise have a material adverse effect on our business or operating results. As a result, we may be required to develop alternative non-infringing technologies, which could require significant effort and expense and might not be successful or, if alternative non-infringing technologies already exist, we may be required to license those technologies from third parties, which may be expensive or impossible. If we cannot license or develop technologies for any infringing aspects of our business, we may be forced to halt sales of products incorporating the infringing technologies and may be unable to compete effectively. Any of these results could materially harm our brand, our operating results and our financial condition.

Our products are designed to appeal to the high-performance computer gaming market, which represents a relatively small portion of the overall personal computing market, and we will need to develop and successfully market additional products and new categories of products to this market, as well as develop and successfully market products that appeal to broader markets, in order to grow. If we are unsuccessful in marketing additional products and new categories of products to these markets, we may suffer a decline in our competitive position, which could materially adversely affect our business, results of operations and financial condition.

Most of our DRAM modules are higher priced, high-performance products intended to appeal primarily to computer gaming enthusiasts focused on building and customizing their own PCs to enhance their processing power and speed. Our power supplies, solid-state drives, cooling systems and computer cases are marketed primarily to these same end-users for use in building or customizing high-performance PCs. Our gaming peripherals are marketed to these end-users for PC gaming applications. Our USB flash drives feature high capacity, high levels of performance or enhanced shock-proofing or water resistance and are therefore sold at prices that are unlikely to appeal to mainstream consumers.

Our products are currently targeted primarily to the high-performance computer gaming market. Moreover, some of our current products are suitable for use only with desktop PCs and not with laptops, netbooks or other portable computing devices and none of our current products is suitable for use with video game consoles or with smart phones or other mobile communications devices, which limits the potential markets for our current products. The relatively small size of the market for our current products will limit our ability to grow, which could adversely affect our ability to grow net revenues.

Accordingly, our growth depends in large part on our ability to develop and successfully produce and market, or to acquire other companies or businesses that sell, additional products and product categories targeted to the high-performance computer gaming market as well as new categories of products that appeal to broader computer gaming markets. We introduced our first audio product in the third quarter of 2010 and our first gaming keyboards and mice in the third quarter of 2011 and in the future intend to introduce other products designed to appeal to broader markets. To the extent we do so, we will likely encounter competition from large, well-known consumer electronics and peripherals companies. These companies have significantly greater financial, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. We cannot predict whether we will be successful in developing or marketing new products and product categories and, if we fail to do so, it may have a material adverse effect on our business, results of operations and financial condition.

Many end-users purchase our products using the internet, which exposes us to the risk of disruptions in internet communications that could harm our sales.

We generate substantial revenue from sales to online retailers such as Newegg.com, Amazon.com and TigerDirect.com. Because end-users use the internet to purchase our products from online retailers, a disruption or outage in internet communication, even if confined to a relatively small geographic area, could have a negative effect on our sales. In addition, efforts by various states to collect sales taxes on internet sales may reduce the demand for our products through this channel and have an adverse impact on our sales. Likewise, a reduction in the speed of internet communications, whether as a result of inadequate bandwidth or otherwise, could make it less convenient for end-users to buy our products over the internet and therefore harm our sales.

Sales to a limited number of customers represent a significant portion of our revenue, and the loss of one or more of our key customers could adversely affect our operating results.

In 2008, 2009, 2010 and the nine months ended September 30, 2011, sales to Newegg.com accounted for approximately 10.8%, 11.1%, 11.3% and 10.9%, respectively, of our net revenues and sales to our ten largest customers accounted for approximately 45.3%, 42.7%, 43.2% and 42.1%, respectively, of our net revenues. Our customers typically do not enter into long-term agreements to purchase our products but instead enter into purchase orders with us from time to time. These purchase orders may generally be cancelled and orders can be reduced or postponed by the customer. In addition, our customers are under no obligation to continue purchasing from us and may purchase similar products from our competitors. Our financial condition and operating results could be materially adversely affected if the business, financial condition or operating results of a key customer weakens, if a key customer stops purchasing our products, or if uncertainty regarding demand for our products causes a key customer to reduce their orders and marketing of our products. A decision by one or more of our key customers to reduce, delay or cancel their orders from us, either as a result of industry conditions or specific events relating to a particular customer, or their failure or inability to pay amounts owed to us in a timely manner, or at all, could have a material adverse effect on our operating results. In addition, because of our reliance on key customers, the loss of one or more key customers as a result of bankruptcy or liquidation or otherwise, and the resulting loss of sales, could have a material adverse effect on our operating results.

Currency exchange rate fluctuations could result in our products becoming relatively more expensive to our overseas customers or increase our manufacturing costs, each of which could adversely affect our operating results.

Our international sales and our operations in foreign countries subject us to risks associated with fluctuating currency exchange rates. Because sales of our products are denominated primarily in U.S. dollars, an increase in the value of the U.S. dollar relative to the currency used in the countries where our products are sold may result in an increase in the price of our products in those countries, which may lead to a reduction in sales. For example, continuing uncertainty of financial conditions in Europe (including concerns that certain European countries may default in payments due on their national debt) and the resulting economic instability and fluctuations in the values of the Euro and British Pound compared to the U.S. dollar have led to variations in the local currency selling prices of, and therefore affected demand for, our products in Europe. This had a significant adverse effect on our net revenues for the second quarter of 2010 and the beginning of the third quarter of 2010, and may adversely impact our operating results if economic conditions in Europe, including the potential of national debt defaults, continue or worsen or the Euro or British Pound weaken against the U.S. dollar. Likewise, because we pay our suppliers and third-party manufacturers, most of which are located outside of the United States, primarily in U.S. dollars, any decline in the value of the U.S. dollar relative to the applicable local currency may cause our suppliers and manufacturers to raise the prices they charge us. In addition, we generally pay our employees located outside the United States in the local currency and, as a result of our foreign sales and operations, we have other expenses, assets and liabilities that are denominated in foreign currencies and changes in the value of the U.S. dollar could result in significant increases in our expenses that could have an adverse effect on our business and results of operations.

Unit sales of our products tend to be higher during the third and fourth quarters of the year. As a result, our sales are subject to seasonal fluctuations, which could adversely affect our results of operations and the market price of our common stock.

We have experienced and expect to continue to experience seasonal fluctuations in sales due to the spending patterns of our customers. Our unit sales volumes have generally been lowest in the first and second calendar quarters due to lower sales following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced CPUs, graphics cards and other computer hardware products, which usually takes place in the second calendar quarter and which tends to drive sales in the following two quarters. As a consequence of seasonality, our total unit shipments for the second calendar quarter are generally the lowest of the year, followed by unit shipments for the first calendar quarter, although the effect of these lower quarterly unit volumes on our consolidated net revenues may be masked by changes in average selling prices of our products. We expect these seasonality trends to continue. As a result, our unit sales are subject to seasonal fluctuations, which could adversely affect our results of operations and the market price of our common stock.

We conduct our operations and sell our products internationally and the effect of business, legal and political risks associated with international operations could significantly harm us.

Sales to customers outside the United States accounted for approximately 68.3% of our consolidated net revenues for the nine months ended September 30, 2011, approximately 67.0% of our consolidated net revenues for 2010, approximately 67.5% of our consolidated net revenues for 2009 and approximately 68.1% of our consolidated net revenues for 2008. In addition, substantially all of the products that we sell are manufactured at facilities in Asia. Our international sales and operations are subject to a wide range of risks, which may vary from country to country or region to region. These risks include the following:

•	export and import duties, changes to import and export regulations, and restrictions on the transfer of funds;

•	political and economic instability;

•	problems with the transportation or delivery of our products;

•	issues arising from cultural or language differences and labor unrest;

•	longer payment cycles and greater difficulty in collecting accounts receivable;

•	compliance with trade and technical standards in a variety of jurisdictions;

•	difficulties in staffing and managing international operations, including the risks associated with fraud, theft and other illegal conduct;

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compliance with laws and regulations, including environmental, employment and tax laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

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difficulties enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States and European countries;

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the risk that trade to or from some foreign countries, or companies in foreign countries that manufacture our products or supply components that are used in our products, may be affected by political tensions, trade disputes and similar matters, particularly between China and Taiwan or between China and the United States;

•	U.S. and foreign trade restrictions, including those that may limit the importation of technology or components to or from various countries or impose tariffs or quotas;

•	difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition; and

•	imposition of currency exchange controls or taxes that make it impracticable or costly to repatriate funds from foreign countries.

To the extent we successfully execute our strategy of expanding into new geographic areas, these and similar risks will increase. We cannot assure you that risks relating to our international operations will not have a material adverse effect on our business or operating results.

The Chairman of our board of directors, Chief Executive Officer and President and one of our co-founders and two of our other co-founders have significant influence over, and acting collectively may be able to control, our management and affairs and may therefore take actions with which you do not agree or that could cause the market price of our common stock to decline.

Immediately after completion of this offering, Andrew J. Paul, the Chairman of our board of directors, Chief Executive Officer and President and one of our co-founders, and two of our other co-founders will own a total of approximately                 % of our outstanding common stock, including shares beneficially owned through our ESOP. Specifically, Mr. Paul will own approximately                 % of our outstanding common stock and these two other co-founders will own a total of approximately                 % of our outstanding common stock, in each case including shares beneficially owned through our ESOP. In addition, immediately after completion of this offering, the Investors will own a total of approximately                 % of our outstanding common stock and, if the Investors exercise the Investor warrants in full, they will receive up to 1.6 million shares of our common stock upon exercise, representing up to approximately                     % of our outstanding common stock immediately after completion of this offering. In that regard, the Investor warrants were issued by the Sellers, which include Mr. Paul and the two other co-founders referred to above, and the Sellers are required to deliver the Investor warrant shares in the event that the Investor warrants are exercised. Accordingly, if any Investor warrants are exercised and the Sellers are required to deliver Investor warrant shares to the Investors, the number of the outstanding shares of our common stock owned by Mr. Paul and these two co-founders will be reduced.

Nonetheless, Mr. Paul and these two other co-founders will have significant influence over our management and affairs after this offering and, acting together and based upon the shares of our common stock that they will own immediately after completion of this offering, may be able to control matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers, consolidations, sales of assets, recapitalizations and amendments to our certificate of incorporation. In addition, our ESOP will hold approximately             % of our outstanding common stock, immediately after this offering. Following this offering, ESOP participants will be entitled to so-called “pass through” voting rights with respect to shares of common stock allocated to their respective accounts, meaning that they will be entitled to direct the ESOP trustees as to how those shares are to be voted. However, in the case of shares where no voting instructions are received from participants, and in the case of shares held by the ESOP that have not been allocated to participants’ accounts, the committee that administers our ESOP (the “ESOP Committee”) is entitled to instruct the ESOP trustees as to how those shares should be voted. The trustees of our ESOP and the sole members of our ESOP committee are Andrew J. Paul, the Chairman of our board of directors, Chief Executive Officer and President and one of our co-founders, Nicholas B. Hawkins, our Chief Financial Officer and Treasurer, and Frederick M. Gonzalez, our Vice President, General Counsel and Corporate Secretary. For additional information, see “Executive Compensation – Equity Incentive Plans – Employee Stock Ownership Plan”.

In addition, the Investors, if they act together, will be able to influence our management and affairs and their influence could increase in the event they receive additional shares of our common stock through the exercise of the Investor warrants. The Investors may elect to exercise their influence to pursue independent objectives or they may act in concert with our other major stockholders.

These holders of our common stock may use their voting power to take actions with which you do not agree, including actions that could delay, defer or prevent a change in control of our company, make the approval of certain transactions difficult or impossible without the support of these stockholders or that could cause the market price of our common stock to decline.

Cloud computing may harm our business.

Cloud computing refers to a computing environment in which software is run on third-party servers and accessed by end-users over the internet. In a cloud computing environment a user’s computer may be a so-called “dumb terminal” with minimal processing power and limited need for high-performance components. As a result, widespread adoption of cloud computing, either generally or by the computer gaming community, may harm our business, perhaps substantially.

We may recognize restructuring and impairment charges in future periods, which will adversely affect our operating results and could harm our reputation with securities analysts, investors and others.

Depending on market and economic conditions in future periods, we may implement restructuring initiatives. As a result of these initiatives, we could incur restructuring charges, lose key personnel and experience disruptions in our operations and difficulties in delivering products.

We are required to test long-lived assets and goodwill for recoverability and may be required to record charges if there are indicators of impairment and we have in the past recognized impairment charges. As of September 30, 2011, we had approximately $4.0 million of long-lived assets and no goodwill. One of our strategies is to grow through acquisitions of other businesses or technologies and, if we are successful in doing so, these acquisitions may result in goodwill and other long-lived assets. The risk that we will be required to recognize impairment charges is also heightened by the fact that the life cycles of many of our products are relatively short, which increases the possibility that we may be required to recognize impairment charges for obsolete inventory. Impairment charges will adversely affect our operating results and could harm our reputation with securities analysts, investors and others.

We will incur significant expenses as a result of being a public company, which will negatively impact our financial performance.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as related rules implemented by the Securities and Exchange Commission, or SEC, and Nasdaq Global Market, have required changes in corporate governance practices of public companies. We expect that compliance with these and other similar laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002 as discussed below, will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, which may make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our results of operations and financial condition.

As a public reporting company, we will be subject to additional rules and regulations established from time to time by the Securities and Exchange Commission and the Nasdaq Global Market. We may not complete needed improvements to our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock and your investment.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the Nasdaq Global Market. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal controls over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on the effectiveness of our internal controls over financial reporting by the time our annual report for the year ending December 31, 2012 is due and thereafter, which will require us to document and make significant changes to our internal controls over financial reporting. As a result, we will be required to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to test our systems and to make such improvements and to hire additional personnel. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal control over financial reporting, or if we identify or fail to remediate material weaknesses in our internal controls, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our reputation and the market price of our common stock. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition.

We have previously identified material weaknesses in our internal control over financial reporting. Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, damage our reputation and harm our ability to manage our business.

Our independent registered public accounting firm did not identify any material weaknesses or significant deficiencies in connection with the audit of our consolidated financial statements for the year ended December 31, 2010. However, in connection with the audit of our consolidated financial statements for the year ended December 31, 2009, our independent registered public accounting firm identified two material weaknesses, as well as one significant deficiency. Under rules of the SEC, a material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. SEC rules define a significant deficiency as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. The material weaknesses and significant deficiencies were identified as a result of adjustments identified during our annual financial statement audit, which did not include an audit of our internal controls over financial reporting, which will be required in our second annual report following completion of this offering, and is more extensive than a financial statement audit.

The first material weakness related to our lack of effective controls over the use of outside consultants that we engaged to assist with accounting for stock-based compensation and income taxes. Among other things, our auditors noted that we did not identify several errors and the misapplication of accounting rules in the worksheets prepared by these consultants, resulting in adjustments to related items in our financial statements. The second material weakness related to our lack of effective controls over the administration of option and stock transactions with employees and our lack of expertise regarding the appropriate accounting for these transactions. Among other things, our auditors noted that documentation for stock-based transactions was either missing or incorrect and that we did not have controls to ensure the proper accounting for these transactions, resulting in adjustments to our financial statements for outstanding shares of common stock, stock-based compensation expense and notes receivable from stockholders. The significant deficiency related to our lack of effective controls for the timely preparation of GAAP financial statements and related footnote disclosures. Our auditors noted, among other things, that our financial reporting process did not include procedures to verify all numbers and disclosures in the financial statements and that procedures intended to ensure that our financial statements complied with GAAP did not identify missing and inappropriate disclosures, resulting in changes to our financial statements. In connection with its audit of our consolidated financial statements for the years ended December 31, 2007 and 2008, our independent registered public accounting firm identified five material weaknesses and three material weaknesses, respectively.

We have remediated these material weaknesses and significant deficiencies, primarily (in the case of the material weaknesses and deficiencies identified in connection with the audit of our 2009 financial statements) through the hiring of several additional accounting personnel in the United States and Asia, as well as a General Counsel. We plan to continue to assess our internal controls and procedures with respect to financial and accounting matters and intend to take further action as we deem appropriate to address any significant issues that we may identify in the future.

We cannot assure you that further material weaknesses or significant deficiencies will not be identified in the future. If other material weaknesses and significant deficiencies occur in the future or if we otherwise fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired, which could have a material adverse effect on our business and results of operations.

We and our contract manufacturers may be adversely affected by seismic activity or other natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our corporate headquarters are located in the San Francisco Bay Area and the testing and packaging of most of our DRAM modules take place in our facility in Taiwan. Both locations are known to experience earthquakes from time to time, some of which have been severe. In addition, typhoons and other severe weather systems frequently affect Taiwan. Most of the third-party facilities where our products and some of the components used in our products are manufactured are located in China, Japan, Taiwan and other areas that are known for seismic activity and other natural disasters. Earthquakes in any of the foregoing areas may also result in tsunamis. We do not carry earthquake insurance. As a result, earthquakes or other natural disasters could severely disrupt our operations, either directly or as a result of their effect on third-party manufacturers and suppliers upon whom we rely and their respective supply chains, and may negatively impact the ordering patterns of our customers and have a material adverse effect on our business.

All of our enterprise data processing systems are located in our Fremont, California headquarters, and, as noted above, we have a DRAM module testing and packaging facility in Taiwan. If a disaster, power outage or other event occurred that prevented us from using all or a significant portion of either of these facilities, that damaged critical infrastructure, such as enterprise resources planning systems, or that otherwise disrupted operations at either location, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and may adversely affect our business, operating results and financial condition.

Our operations, properties and products are subject to a variety of U.S. and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and waste, and remediation of releases of hazardous materials. Our failure to comply with present and future requirements under these laws and regulations, or environmental contamination or releases of hazardous materials on our leased premises, as well as through disposal of our products, could cause us to incur substantial costs, including clean up costs, personal injury and property damage claims, fines and penalties, costs to redesign our products or upgrade our facilities and legal costs, or require us to curtail our operations. Environmental contamination or releases of hazardous materials may also subject us to claims of property damage or personal injury, which could result in litigation and require us to make substantial payments to satisfy adverse judgments or pay settlements. Liability under environmental laws can be joint and several and without regard to comparative fault. We also expect that our operations will be affected by new environmental laws and regulations on an ongoing basis, which will likely result in additional costs. Environmental laws and regulations could also require that we redesign our products or change how our products are made, any of which could have a material adverse effect on our business. The costs of complying with environmental laws and regulations or the effect of any claims or liability concerning or resulting from noncompliance or environmental contamination could have a material adverse effect on our financial condition and results of operations.

Failure to comply with other laws and governmental regulations could harm our business.

Our business is subject to regulation by various federal and state governmental agencies. Such regulation includes the consumer protection laws of the Federal Trade Commission, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration, the environmental regulatory activities of the Environmental Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to regulation in other countries where we conduct business. In certain jurisdictions, such regulatory requirements may be more stringent than in the United States. We are also subject to a variety of federal, state and foreign employment and labor laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act and other laws and regulations related to working conditions, wage-hour pay, overtime pay, employee benefits, anti-discrimination and termination of employment.

Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, fines, damages, civil and criminal penalties, or injunctions. In addition from time to time we have received, and expect to continue to receive, correspondence from former employees terminated by us who threaten to bring claims against us alleging that we have violated one or more labor and employment laws or regulations. In certain of these instances the former employee has brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay damages, which may include punitive damages, attorneys’ fees and costs.

As a result, noncompliance or any related enforcement or civil actions could result in governmental sanctions and possible civil or criminal litigation, which could have a material adverse effect on our business, financial condition, results of operations and cash flow and result in a significant diversion of management’s attention and resources.

We may not be able to manage successfully the challenges associated with our expansion in the Asia Pacific region, and our failure to grow our operations in this region would adversely affect our prospects for the future.

A component of our growth strategy involves expanding our presence in the Asia Pacific region. We may not be able to successfully manage the challenges associated with our current and planned operations in the Asia Pacific region due to risks such as:

•	disposable income and consumer spending on PC gaming hardware in the Asia Pacific region may grow more slowly than we anticipate or may decline;

•	we may not be able to achieve the same brand recognition in the Asia Pacific region as we have in some other parts of the world;

•	consumer expectations and purchasing behaviors that we may not adequately understand;

•	a dynamic competitive environment;

•	restrictions imposed by local labor practices and laws on our business and operations;

•	difficulties and costs of staffing and managing foreign operations;

•	exposure to foreign business practices and legal standards;

•	unexpected changes in regulatory requirements;

•	the imposition of governmental controls and restrictions;

•

political, social and economic instability and the risk of war, terrorist activities or other international incidents including, without limitation, the considerable political instability in Taiwan related to its disputes with China and in South Korea related to its disputes with North Korea;

•	natural disasters and public health emergencies;

•	potentially adverse tax consequences; and

•	the failure of local laws to provide a sufficient degree of protection against infringement of our intellectual property.

We may not be able to grow our operations in the Asia Pacific region at the rate or with the level of success we anticipate, or at all, which would adversely impact our future results and prospects.

Risks Related to This Offering

The market price of our common stock may be volatile and may decline.

Prior to this offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. An active trading market for our common stock may never develop or may not be sustained, which could adversely affect your ability to sell your common stock and the market price for the common stock. The initial public offering price for our common stock was determined by negotiations between us and the underwriters and does not purport to be indicative of prices at which our common stock will trade upon completion of this offering.

The stock market in general, and the market for stocks of technology companies in particular, has been highly volatile. In our case, this volatility may be increased by the volatility in market prices for, and the fact that we derive a significant portion of our net revenues from sales of, DRAM modules. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their common stock or the loss of their entire investment for a number of reasons, including reasons unrelated to our operating performance or prospects. The market price of our common stock could be subject to wide fluctuations in response to a broad and diverse range of factors, including those described elsewhere in this “Risk Factors” section and this prospectus, and the following:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in estimates or recommendations by securities analysts concerning us or our competitors;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ estimates or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	developments of new technologies or other innovations;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	natural disasters, terrorist acts, acts of war or periods of widespread civil unrest; and

•	changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

We may invest or spend the proceeds of this offering in ways you may not agree with or in ways which may not yield a return.

We will have broad discretion over how we use the net proceeds from this offering received by us. We intend to use the net proceeds we receive from our sale of stock in this offering for general corporate purposes and we have not reserved specific amounts for any particular purposes and cannot specify with certainty how we will use these funds. Accordingly, our management will have considerable discretion in the application of these funds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. These funds may be used for purposes that do not improve our operating results or the market value of our common stock. Until these funds are used, they may be placed in investments that produce only limited income or do not produce income at all or that lose value.

Future sales of our common stock in the public market could cause our stock price to fall.

Sales of our common stock in the public market after this offering, or the perception that such sales might occur, could cause the market price of our common stock to decline. Immediately after completion of this offering, we will have a total of                      shares of common stock outstanding, including                      shares of common stock owned by Andrew J. Paul, the Chairman of our board of directors, Chief Executive Officer and President and one of our co-founders,                      shares of common stock owned by our ESOP, a total of                      shares of common stock owned by two of our other co-founders and a total of 6.4 million Investor shares owned by the Investors, plus up to 1.6 million additional shares of common stock that the Investors would acquire if the Investor warrants were exercised in full. In general, the shares of common stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. In addition, the                      remaining shares of our common stock that will be outstanding immediately after completion of this offering will be available for sale in the public markets, pursuant to Rule 144 or Rule 701 under the Securities Act, subject, in some cases, to the lock-up agreements described under “Underwriting” or to compliance with the holding period required by Rule 144. Any or all of the shares subject to the lock-up agreements may be released for sale in the public market prior to expiration of the lock-up period at the discretion of Barclays Capital Inc. and Jefferies & Company, Inc. Sales of our common stock in the public market, or the perception that those sales may occur, could cause the market price of our common stock to decline. For additional information, see “Shares Eligible for Future Sale” and “Underwriting.”

Purchasers in this offering will immediately experience substantial dilution in the net tangible book value of their shares.

Assuming that the initial public offering price of our common stock is $             per share (which is the midpoint of the estimated price range appearing on the cover page of this preliminary prospectus), the initial public offering price of our common stock will be substantially higher than the adjusted net tangible book value per share of our common stock, calculated as described below under “Dilution” immediately after this offering. Therefore, if you purchase our common stock in this offering, you will suffer an immediate dilution of $             in as adjusted net tangible book value per share from the assumed initial public offering price. For more information, see “Dilution” below.

We have outstanding options and warrants, and we have granted registration rights, that have the potential to dilute stockholder value and cause the market price of our common stock to decline.

In the past, we have issued, and we expect to continue to issue, stock options or other forms of stock-based compensation to our directors, officers and employees. In addition, we have outstanding BHC warrants that we issued to a former lender. Stock options issued in the past have per share exercise prices below the assumed initial public offering price of $             per share of common stock (which is the midpoint of the estimated price range appearing on the cover page of this preliminary prospectus). As of September 30, 2011, we had options outstanding under our equity incentive plans to purchase 37,506,340 shares of our common stock with a weighted average exercise price of $0.70 per share. The BHC warrants entitle the holders to purchase a number of shares of our common stock equal to the sum of (a) 1,828,270 shares of common stock plus (b) the number of shares of common stock equal to 2% of the total number of shares of common stock of all classes issued by us (other than shares of common stock issued in this offering) during the period beginning on and including April 1, 2010 through and including the earlier of the day immediately prior to the closing date of this offering and March 31, 2012, calculated on a fully-diluted basis after giving effect to the exercise of all other warrants, options and rights to acquire any shares of our common stock issued by us, and the conversion of any convertible securities issued by us, during that period, subject to specified exceptions. As of September 30, 2011, an additional 102,356 shares of our common stock were issuable upon exercise of the BHC warrants pursuant to clause (b) of the preceding sentence. The exercise price of the BHC warrants is $0.55 per share, which is also below the assumed initial public offering price per share in this offering. As described under “Principal and Selling Stockholders,” BHC will exercise BHC warrants to purchase a total of 971,414 shares of our common stock and will sell those shares in this offering.

We intend to file a registration statement under the Securities Act covering all of the shares of our common stock issuable on exercise of our outstanding options or reserved for issuance under our equity incentive plans as soon as practicable after the closing of this offering, which would permit those shares to be sold in the public markets. In addition, the holders of the shares of common stock issuable upon exercise of the BHC warrants and the holders of the 6.4 million Investor shares and the up to 1.6 million Investor warrant shares that may be delivered upon exercise of the Investor warrants are entitled, subject to specified conditions and exceptions, to include those shares in any future registration statement we file under the Securities Act and, if applicable, to sell those shares in any underwritten offering under that registration statement, and will also be entitled to sell those shares pursuant to Rule 144 under the Securities Act (upon satisfaction of the conditions of that rule and subject to the lock-up agreement entered into in connection with this offering), both of which would permit those shares to be sold in the public markets. Likewise, once we are eligible to use Form S-3 under the Securities Act, the holders of the Investor shares and any Investor warrant shares that may be delivered upon exercise of the Investor warrants have the right, subject to specified conditions and exceptions, to require that we file an unlimited number of registration statements on Form S-3 to enable them to sell those shares in the public market, including by underwritten public offerings. If some or all of these options or warrants are exercised and the shares delivered on exercise are sold into the public market, or if some or all of the Investor shares are sold in the public market, the market price of our common stock may decline.

Our certificate of incorporation and bylaws contain antitakeover provisions that could delay, deter or prevent takeover attempts that stockholders may consider favorable or attempts to replace or remove our management that would be beneficial to our stockholders.

Certain provisions of our certificate of incorporation and bylaws could delay, deter or prevent a change in control or other takeover of our company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock and also may limit the price that investors are willing to pay in the future for our common stock. These provisions may also have the effect of preventing changes in our management. For example, our certificate of incorporation and bylaws include anti-takeover provisions that:

•

authorize our board of directors, without further action by the stockholders, to issue preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting that series and to establish the rights and other terms of that series, which may include dividend and liquidation rights and preferences, conversion rights and voting rights;

•	require that actions to be taken by our stockholders may only be taken at an annual or special meeting of our stockholders and not by written consent;

•

specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, our Chief Executive Officer or our President and not by our stockholders or any other persons;

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting;

•	provide that directors may be removed only for cause;

•

provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	divide our board of directors into three classes, serving staggered terms of three years each;

•

do not give the holders of our common stock cumulative voting rights with respect to the election of directors, which means that the holders of a majority of our outstanding shares of common stock can elect all directors standing for election; and

•

require the affirmative vote by the holders of at least two-thirds of the combined voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors (voting as a single class) in order to amend the provisions of our certificate of incorporation or by-laws described in the bullet points above or remove any directors.

In addition, although we are not subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, our certificate of incorporation contains provisions that prohibit, unless specified conditions are met and subject to exceptions, specified business combinations between us and any “interested stockholder” (as defined and which will exclude, in general,              and              and, subject to exceptions, their direct and indirect transferees and their respective affiliates and successors, as well as any “group” (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act) that includes any of the foregoing persons or entities) in a manner similar to that of Section 203 of the Delaware General Corporation Law. These provisions may have the effect of delaying, deterring or preventing a third party from acquiring us. See “Description of Capital Stock.”

We do not expect to pay cash dividends on our common stock for the foreseeable future.

We currently intend to retain all available funds for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, financial and other covenants in our credit facility restrict, and other instruments and agreements that we may enter into in the future may restrict or prohibit, the payment of dividends on our common stock. Investors seeking or expecting cash dividends should not purchase our common stock.

If securities or industry analysts do not publish or cease publishing research or reports about our business, if they adversely change their recommendations regarding our shares or if our operating results do not meet their expectations, the market price of our common stock could decline.

The market price of our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our common stock to decline. Moreover, if one or more of the analysts who cover our company downgrade our common stock or if our operating results or prospects do not meet their expectations, the market price of our common stock could decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that are based on our management’s current beliefs, projections and assumptions and on information currently available to our management. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future or expected results of operations and financial condition, business strategies, plans, competitive position, industry and market environment and potential growth opportunities, are forward-looking statements. Forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors, including those described in “Risk Factors” and elsewhere in this prospectus, that may cause actual results, performance, conditions or achievements to be materially different from results, performance, conditions or achievements expressed or implied by the forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. Except as may be required by law, we do not intend to update these forward-looking statements.

This prospectus also contains estimates, projections and other information concerning our industry, markets and products, including estimated historical and projected market size and growth rates, that are based on data and projections by market research firms and a computer gaming industry trade association, and information we obtained from websites and magazines targeted to computer enthusiasts, as well as estimates and forecasts prepared by our management. This information involves a number of assumptions, estimates, uncertainties and limitations. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause actual industry, market or other conditions to differ materially from those reflected in these estimates, projections and other information. In particular, data regarding the amount of historical and projected revenues in the global PC game software, console game software and PC gaming hardware markets and the worldwide active installed base of consumer gaming PCs (and of those PCs with add-on GPUs) are subject to a high degree of uncertainty and these estimates, beliefs and projections may prove to have been incorrect. The inaccuracy of any of this data or these beliefs may have a material adverse effect on our business, financial condition and results of operations and the market price of our common stock.

USE OF PROCEEDS

We estimate that the net proceeds we receive from the sale of common stock in this offering will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares of common stock in full), in each case assuming an initial public offering price of $              per share, the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) the estimated net proceeds to us by approximately $             million (or by approximately $             million if the underwriters exercise their option to purchase additional shares of common stock in full), assuming that the number of shares of common stock sold by us, as set forth on the cover page of this preliminary prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A 100,000 share increase (decrease) in the number of shares of common stock sold by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming an initial public offering price per share equal to the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

The principal purposes of this offering are to create a public market for our common stock, obtain additional capital, facilitate our future access to the public equity markets, position us to issue common stock to make acquisitions and generally increase awareness of our company.

We intend to use the net proceeds that we receive from the sale of shares of our common stock in this offering for general corporate purposes, which may include working capital, capital expenditures and possible acquisitions of other businesses, products, assets or technologies. Although one of our strategies is to grow through acquisitions, we have no present commitments or agreements to make any acquisitions. The manner in which we apply the net proceeds we receive from this offering and the timing of those expenditures will vary depending on a number of factors, including competitive and technological developments, our results of operations and whether or not we are able to consummate any acquisitions. Our management will have broad discretion in the application of the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds.

Pending the application of the net proceeds we receive from this offering for the purposes described above, we may invest the net proceeds in short-term interest-bearing and similar investments, which may include interest-bearing bank accounts, money market funds, certificates of deposit and government securities, and we may also use the net proceeds to repay, partially or in full, borrowings outstanding under our revolving credit facility. Borrowings we repay under our revolving credit facility may be re-borrowed, subject to compliance with conditions in the credit facility. Our revolving credit facility matures on June 30, 2012 and, as of September 30, 2011, we had $7.5 million of borrowings outstanding under our revolving credit facility bearing interest at a weighted average rate of 4.4% per annum. We use borrowings under our revolving credit facility primarily for working capital, including to finance the Share Repurchase. For more information about our revolving credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

DIVIDEND POLICY

We currently intend to retain all available funds for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements and other cash needs, general business conditions, relevant legal requirements and other factors that our board of directors may deem relevant. In addition, covenants in our revolving credit facility restrict, and other instruments and agreements that we may enter into in the future may restrict or prohibit, the payment of cash dividends on our common stock.

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization as of September 30, 2011 on:

•	an actual basis;

•

a pro forma basis, assuming that the Repurchase Right Termination and the BHC Warrant Amendment described above under “Prospectus Summary—The Holding Company Formation, Repurchase Right Termination and BHC Warrant Amendment” had occurred as of September 30, 2011; and

•

a pro forma as adjusted basis to give effect to the transactions described in the immediately preceding bullet point, the BHC Warrant Exercise, the amendment of our certificate of incorporation to, among other things, authorize the issuance of preferred stock and our sale of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, and our receipt of the net proceeds from that sale, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if those transactions had occurred as of September 30, 2011. The pro forma as adjusted information does not give effect to our application of any of the net proceeds we receive from this offering as described under “Use of Proceeds.”

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2011
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands except share and per share amounts)
Cash	$1,852	$—	$

Common stock warrant liability	$2,701	$—		$—
Long-term debt and capital leases, excluding current portion(2)	—	—		—
Redeemable ESOP shares	19,957	—		—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value: no shares authorized, issued, or outstanding, actual and pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—		—
Common stock, $0.0001 par value: 110,000,000 shares authorized, 61,701,980 shares issued and outstanding, actual and pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	6	6
Treasury stock	(9,558)	(9,558)		(9,558)
Additional paid-in capital	46,272	48,973
Notes receivable from stockholders	(638)	(638)		(638)
Redeemable ESOP shares	(19,957)	—		—
Accumulated deficit(3)	(11,848)	(11,848)		(11,848)
Accumulated other comprehensive income	147	147		147

Total stockholders’ (deficit) equity	4,424	27,082

Total capitalization	$27,082	$27,082	$

(1)

Information in this column assumes an initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, and is calculated after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our pro forma as adjusted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares of common stock sold by us, as set forth on the cover page of this preliminary prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A 100,000 share increase (decrease) in the number of shares of common stock sold by us in this offering would increase (decrease) our pro forma as adjusted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming an initial public offering price equal to the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information appearing above is provided for illustrative purposes only and our actual consolidated cash and consolidated capitalization following this offering will be determined in part by the actual initial public offering price and number of shares sold by us and other terms of this offering.
(2)	Excludes borrowings under our revolving credit facility, which were classified as short-term indebtedness. We had $7.5 million aggregate principal amount of borrowings under our credit facility outstanding as of September 30, 2011.
(3)	Accumulated deficit includes $36.6 million of stock-based compensation expense incurred in prior periods due to liability accounting. The stock compensation liability was reclassified to additional paid-in capital effective as of June 29, 2010, as a result of the termination of certain repurchase rights relating to stock and stock option awards issued under our equity incentive plans.

Information in the foregoing table as to the number of shares issued and outstanding excludes:

•

37,506,340 shares of our common stock issuable upon the exercise of options outstanding under our equity incentive plans as of September 30, 2011 at a weighted average exercise price of $0.70 per share;

•

             additional shares of our common stock that will be available for future awards under our 2011 Equity Incentive Plan, plus automatic annual increases in the number of shares of common stock available for future awards under that plan, as more fully described in “Executive Compensation—Equity Incentive Plans”;

•

             additional shares of our common stock that will be available for future awards under our 2011 Employee Stock Purchase Plan, as more fully described in “Executive Compensation—Equity Incentive Plans”; and

•

shares of our common stock issuable upon the exercise of the BHC warrants at an exercise price of $0.55 per share (subject to adjustment as provided in the BHC warrants). The number of shares of our common stock issuable upon exercise of the BHC warrants is equal to the sum of (a) 1,828,270 shares of common stock plus (b) the number of shares of common stock equal to 2% of the total number of shares of common stock of all classes issued by us (other than shares of common stock issued in this offering) during the period beginning on and including April 1, 2010 through and including the earlier of the day immediately prior to the closing date of this offering and March 31, 2012, calculated on a fully-diluted basis after giving effect to the exercise of all other warrants, options and rights to acquire any shares of our common stock issued by us, and the conversion of any convertible securities issued by us, during that period, subject to specified exceptions. As of September 30, 2011, an additional 102,356 shares of our common stock were issuable upon exercise of the BHC warrants pursuant to clause (b) of the preceding sentence. As described under “Principal and Selling Stockholders,” BHC will exercise BHC warrants to purchase a total of 971,414 shares of our common stock, and will sell those shares in this offering.

DILUTION

Dilution represents the difference between the initial public offering price per share set forth on the cover page of this prospectus and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share represents the amount of our tangible assets less our liabilities, divided by the shares of our common stock outstanding. As of September 30, 2011, our net tangible book value was approximately $4.4 million, or approximately $0.07 per share of our outstanding common stock.

After giving effect to Repurchase Right Termination, the BHC Warrant Amendment, the BHC Warrant Exercise, the sale of the shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, and our receipt of the estimated net proceeds from the shares of common stock sold by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if those transactions had occurred as of September 30, 2011, our pro forma as adjusted net tangible book value as of that date would have been approximately $             million, or approximately $             per share of our outstanding common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors. The following table illustrates this dilution:

Assumed initial public offering price per share of common stock		$
Net tangible book value per share of common stock as of September 30, 2011	$
Net Increase in net tangible book value per share of common stock attributable to Repurchase Right Termination, the BHC Warrant Amendment, the BHC Warrant Exercise and this offering

Pro forma as adjusted net tangible book value per share of common stock after Repurchase Right Termination, the BHC Warrant Amendment, the BHC Warrant Exercise and this offering

Pro forma as adjusted dilution per share of common stock to new investors in this offering		$

If the underwriters exercise their option to purchase additional shares of common stock in full, the pro forma as adjusted net tangible book value per share of our common stock after this offering would be approximately $             per share of common stock and the pro forma as adjusted dilution per share to new investors in this offering would be approximately $             per share of common stock, in each case calculated as described above.

The information in the preceding table has been calculated using an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus. A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted net tangible book value per share of common stock after this offering by approximately $             per share and the pro forma as adjusted dilution per share of common stock to new investors in this offering by approximately $             per share, in each case calculated as described above and assuming that the number of shares sold by us and the selling stockholders, as set forth on the cover page of this preliminary prospectus, remains the same. Likewise, the information in the preceding table has been calculated assuming that we and the selling stockholders sell the respective numbers of shares of common stock in this offering equal to the numbers of shares appearing on the cover page of this preliminary prospectus. A 100,000 share increase (decrease) in the number of shares of common stock that we sell in this offering would increase (decrease) the pro forma as adjusted net tangible book value per share of common stock after this

offering by approximately $             per share and increase (decrease) the pro forma as adjusted dilution per share of common stock to new investors in this offering by approximately $             per share, in each case calculated as described above and assuming an initial public offering price per share equal to the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus.

The following table summarizes, as of September 30, 2011, the total number of outstanding shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares of common stock in this offering, after giving effect to the BHC Warrant Exercise and sale of the common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, as if those transactions had occurred as of September 30, 2011.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%	$

Total		100%		$	100%

If the underwriters exercise their option to purchase additional shares of common stock in full, our existing stockholders would own             % and our new investors would own             % of the total number of shares of our common stock outstanding immediately after this offering, and our existing stockholders would have paid             % of the total consideration and new investors would have paid             % of the total consideration, in each case calculated as described above.

The information in the preceding table has been calculated using an assumed public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the consideration paid by new investors and in total by approximately $             million and the percentage of total consideration paid by new investors by approximately              basis points, and would decrease or increase, respectively, the percentage of total consideration paid by existing stockholders by approximately              basis points, in each case calculated as described above and assuming that the number of shares sold by us and the selling stockholders, as set forth on the cover page of this preliminary prospectus, remains the same. Likewise, the information in the preceding table has been calculated assuming that we and the selling stockholders sell the respective numbers of shares of common stock in this offering equal to the numbers of shares appearing on the cover page of this preliminary prospectus. A 100,000 share increase or decrease in the number of shares of common stock that we sell in this offering would increase or decrease, respectively, the percentage of shares purchased by new investors by approximately              basis points, the amount of consideration paid by new investors and in total by approximately $             million and the percentage of total consideration paid by new investors by approximately              basis points and would decrease or increase, respectively, the percentage of shares purchased by existing stockholders by approximately              basis points and the percentage of total consideration paid by existing stockholders by approximately              basis points, in each case calculated as described above and assuming an initial public offering price per share equal to the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus. A 100,000 share increase or decrease in the number of shares of common stock that the selling stockholders sell in this offering would increase or decrease, respectively, the percentage of shares purchased by new investors by approximately              basis points, the amount of consideration paid by new investors and in total by approximately $             million and the percentage of total consideration paid by new investors by approximately              basis points, and would decrease or increase, respectively, the percentage of shares purchased by existing stockholders by approximately              basis points and the percentage of total consideration paid by existing

stockholders by approximately              basis points, in each case calculated as described above and assuming an initial public offering price per share equal to the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus.

The tables above exclude the following shares:

•

37,506,340 shares of our common stock issuable upon the exercise of options outstanding under our equity incentive plans as of September 30, 2011 at a weighted average exercise price of $0.70 per share;

•

             additional shares of our common stock that will be available for future awards under our 2011 Equity Incentive Plan, plus automatic annual increases in the number of shares of common stock available for future awards under that plan, as more fully described in “Executive Compensation—Equity Incentive Plans”;

•

             additional shares of our common stock that will be available for future awards under our 2011 Employee Stock Purchase Plan, as more fully described in “Executive Compensation—Equity Incentive Plans”; and

•

shares of our common stock issuable upon the exercise of the BHC warrants at an exercise price of $0.55 per share (subject to adjustment as provided in the BHC warrants). The number of shares of our common stock issuable upon exercise of the BHC warrants is equal to the sum of (a) 1,828,270 shares of common stock plus (b) the number of shares of common stock equal to 2% of the total number of shares of common stock of all classes issued by us (other than shares of common stock issued in this offering) during the period beginning on and including April 1, 2010 through and including the earlier of the day immediately prior to the closing date of this offering and March 31, 2012, calculated on a fully-diluted basis after giving effect to the exercise of all other warrants, options and rights to acquire any shares of our common stock issued by us, and the conversion of any convertible securities issued by us, during that period, subject to specified exceptions. As of September 30, 2011, an additional 102,356 shares of our common stock were issuable upon exercise of the BHC warrants pursuant to clause (b) of the preceding sentence. As described under “Principal and Selling Stockholders,” BHC will exercise BHC warrants to purchase a total of 971,414 shares of our common stock and will sell those shares in this offering.

To the extent that any of these options or BHC warrants are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock or warrants or convertible securities in the future, there will be (in the case of options and BHC warrants outstanding as of the date of this prospectus with an exercise price per share less than the initial public offering price per share set forth on the cover page of this prospectus) or may be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated statement of operations data and other financial and operating data (other than units sold) for the years ended December 31, 2008, 2009 and 2010 and the following selected consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the following selected consolidated statement of operations data and other financial and operating data (other than units sold) for the years ended December 31, 2006 and 2007 and the following selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 from our audited consolidated financial statements, which financial statements are not included in this prospectus. We derived the following selected consolidated statement of operations data and other financial and operating data (other than units sold) for the nine months ended September 30, 2010 and 2011 and the following selected consolidated balance sheet data as of September 30, 2011 from our unaudited interim consolidated financial statements included elsewhere in this prospectus, which unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial condition and results of operations for those periods. Our results of operations and financial condition presented below do not purport to be indicative of our results of operations or financial condition as of any future date or for any future period. You should read the following information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands except per share amounts)
Consolidated Statement of Operations Data:
Net revenues	$378,050	$379,718	$341,072	$325,633	$379,626	$272,364	$317,599
Cost of revenue(1)	350,830	343,337	305,505	278,976	328,641	237,752	266,497

Gross profit	27,220	36,381	35,567	46,657	50,985	34,612	51,102
Operating expenses:
Product development(1)	8,748	1,736	87	13,514	8,047	6,498	5,149
Sales and marketing(1)	10,969	15,751	17,534	23,780	21,942	15,367	21,642
General and administrative(1)	12,734	11,039	4,668	20,201	14,113	11,434	9,489

Total operating expenses(2)	32,451	28,526	22,289	57,495	44,102	33,299	36,280

Income (loss) from operations	(5,231)	7,855	13,278	(10,838)	6,883	1,313	14,822
Interest expense, net	(2,388)	(3,267)	(2,543)	(1,730)	(1,163)	(961)	(577)
Gain (loss) on revaluation of common stock warrants	—	—	—	(1,722)	(435)	(244)	(371)
Other income (expense), net	154	70	(90)	310	(171)	(63)	54

Income (loss) before income taxes	(7,465)	4,658	10,645	(13,980)	5,114	45	13,928
Income tax expense (benefit)	1,296	67	(557)	(5,290)	15,314	13,305	1,694

Net income (loss)	$(8,761)	$4,591	$11,202	$(8,690)	$(10,200)	$(13,260)	$12,234

Net income (loss) per share:
Basic	$(0.15)	$0.08	$0.19	$(0.14)	$(0.17)	$(0.22)	$0.20

Diluted	$(0.15)	$0.00	$(0.03)	$(0.14)	$(0.17)	$(0.22)	$0.15

Weighted average shares used in computing net income (loss) per share:
Basic	57,976	58,494	59,643	61,251	61,033	61,091	60,602
Diluted	57,976	79,783	75,579	61,251	61,033	61,091	82,807

(Footnotes appear on next page)

(1)	Includes stock-based compensation (benefit) expense as follows:

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)
Cost of revenue	$1,033	$(476)	$(1,674)	$448	$909	$843	$127
Product development	2,895	(1,672)	(4,353)	8,389	2,480	2,364	265
Sales and marketing	1,477	(398)	(1,389)	7,878	1,631	1,291	681
General and administrative	3,604	(1,984)	(5,407)	11,289	3,272	2,949	922

Total	$9,009	$(4,530)	$(12,823)	$28,004	$8,292	$7,447	$1,995

(2)	For years prior to 2007, we had a bonus plan under which the bonus payouts were significantly larger than under our current bonus plan. In 2006, our total bonus expense was approximately $7.3 million compared to adjusted EBIT of approximately $3.8 million and adjusted EBIT before bonus expense of approximately $11.1 million. Adjusted EBIT is a non-GAAP financial measure that we include in this prospectus to provide investors with a supplemental measure of our operating performance. For a definition of adjusted EBIT and reconciliation to net income (loss), the most directly comparable GAAP measure, see note (1) on the following page.

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(dollars and units in thousands)
Other Financial and Operating Data:
Adjusted EBIT(1)	$3,778	$3,325	$455	$17,166	$15,175	$8,760	$16,817
Adjusted net income (loss)(1)	$248	$61	$(1,621)	$7,022	$9,610	$5,719	$11,043
Net revenues:
High-performance memory components	$376,651	$362,419	$295,755	$243,124	$252,961	$185,534	$175,180
Gaming components and peripherals	$1,399	$17,299	$45,317	$82,509	$126,665	$86,830	$142,419

Total	$378,050	$379,718	$341,072	$325,633	$379,626	$272,364	$317,599

Gross profit:(2)
High-performance memory components	$—	$—	$—	$30,167	$25,470	$17,272	$24,047
Gaming components and peripherals	$—	$—	$—	$16,490	$25,515	$17,340	$27,055

Total	$27,220	$36,381	$35,567	$46,657	$50,985	$34,612	$51,102

Gross margin:(2)(3)
High-performance memory components	— %	— %	— %	12.4%	10.1%	9.3%	13.7%
Gaming components and peripherals	— %	— %	— %	20.0%	20.1%	20.0%	19.0%
Total	7.2%	9.6%	10.4%	14.3%	13.4%	12.7%	16.1%
Total units sold	6,560	9,314	10,700	9,083	7,914	5,351	8,405

(1)	We present adjusted EBIT and adjusted net income (loss) in this prospectus to provide investors with supplemental measures of our operating performance. Adjusted EBIT and adjusted net income (loss) are non-GAAP financial measures. We define adjusted EBIT as net income (loss) less other income (expense), net, plus interest expense, net, gain (loss) on revaluation of common stock warrants, income tax expense (benefit) and stock-based compensation (benefit) expense. We define adjusted net income (loss) as net income (loss) plus tax-adjusted stock-based compensation (benefit) expense.

We believe that adjusted EBIT and adjusted net income (loss) assist our board of directors, management and investors in comparing our operating performance from period to period on a consistent basis because, in the case of adjusted EBIT, it removes the impact of stock-based compensation (benefit) expense (which is a non-cash item and, prior to June 29, 2010, varied substantially from period to period due to our use of liability accounting), gain (loss) on revaluation of our outstanding common stock warrants (which is a non-cash item), other income (expense), net (which consists of items, such as foreign currency gain or loss and income from scrap sales, that we do not consider indicative of our operating performance) and variations in our capital structure (affecting interest expense, net) and tax position (such as the impact of changes in effective tax rates) and because, in the case of adjusted net income (loss), it removes the impact of tax-adjusted stock-based compensation (benefit) expense. We have excluded stock-based compensation (benefit) expense from adjusted EBIT and tax-adjusted stock-based compensation (benefit) expense from adjusted net income (loss) because our management believes that operating metrics that exclude stock-based compensation (benefit) expense provide a more direct view of our operating results (especially because of the variability in stock-based compensation (benefit) expense that, until June 29, 2010, was caused by our use of liability accounting) and therefore uses metrics that exclude stock-based compensation (benefit) expense in managing our business. In addition, the stock and stock option repurchase rights that required us to use liability accounting were terminated on June 29, 2010, stock compensation liability was reclassified to stockholders’ equity (deficit) in our consolidated balance sheet, effective as of June 29, 2010, and these stock and stock option awards are no longer subject to remeasurement for each reporting period. Moreover, in light of the public market for our common stock that will exist after this offering, we do not plan to continue our past practice of repurchasing shares issued under our equity incentive plans within six months of option exercise, except as may be required under our ESOP. We therefore believe that eliminating stock-based compensation (benefit) expense is appropriate to present our historical financial data in a manner that is consistent with both the way in which our management evaluates our results of operations and our intended operations as a public company following this offering. We also use adjusted EBIT as a performance measure in determining management bonuses. The use of adjusted EBIT and adjusted net income (loss) have limitations and you should not consider these performance measures in isolation from or as an alternative to GAAP measures such as net income (loss). For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Measures.”

(Footnote continued on next page)

(1)	(cont.) The following table provides a reconciliation of adjusted EBIT to net income (loss), the most directly comparable GAAP financial measure, for the following periods:

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)
Net income (loss)	$(8,761)	$4,591	$11,202	$(8,690)	$(10,200)	$(13,260)	$12,234
Less: other income (expense), net	154	70	(90)	310	(171)	(63)	54
Plus:
Interest expense, net	2,388	3,267	2,543	1,730	1,163	961	577
(Gain) loss on revaluation of common stock warrants	—	—	—	1,722	435	244	371
Income tax expense (benefit)	1,296	67	(557)	(5,290)	15,314	13,305	1,694
Stock-based compensation (benefit) expense	9,009	(4,530)	(12,823)	28,004	8,292	7,447	1,995

Adjusted EBIT	$3,778	$3,325	$455	$17,166	$15,175	$8,760	$16,817

The following table provides a reconciliation of adjusted net income (loss) to net income (loss), the most directly comparable GAAP financial measure, for the following periods. The tax adjustment in the following table reflects the increase in income tax expense or decrease in income tax benefit, as the case may be, that would have been reflected in our consolidated statement of operations for the applicable period if stock-based compensation (benefit) expense was not deducted or added, as the case may be, in computing net income (loss). We revised our valuation allowance in 2009 and again in 2010. For the nine months ended September 30, 2011, we reversed $3.2 million of valuation allowance as a result of stock option exercises. These exercises generated a tax deduction for U.S. federal income tax purposes of approximately $9.8 million, some or all of which will be carried back to recover certain U.S. federal income tax paid during previous tax years to the extent that we incur taxable losses for U.S. federal income tax purposes for 2011. Prior to 2009, there was no income tax impact associated with stock-based compensation (benefit) expense as the related deferred tax assets were subject to a full valuation allowance.

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)
Net income (loss)	$(8,761)	$4,591	$11,202	$(8,690)	$(10,200)	$(13,260)	$12,234
Plus stock-based compensation (benefit) expense	9,009	(4,530)	(12,823)	28,004	8,292	7,447	1,995
Less tax adjustment	—	—	—	12,292	(11,518)	(11,532)	3,186

Adjusted net income (loss)	$248	$61	$(1,621)	$7,022	$9,610	$5,719	$11,043

(2)	Our business has two operating segments: high-performance memory components and gaming components and peripherals. Prior to 2009, we evaluated the performance of our two operating segments based on net revenues; accordingly, information relating to cost of revenue and gross profit for each operating segment is not available for periods prior to 2009. Starting in 2009, we began evaluating the performance of our two operating segments based on cost of revenue and gross profit, in addition to net revenues.
(3)	Gross margin is gross profit as a percentage of net revenues.

	As of December 31,					As of September 30,
	2006	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$872	$1,095	$648	$1,367	$1,056	$1,852
Total assets	86,097	85,192	61,924	100,637	91,499	111,854
Short-term debt and current portion of long-term debt and capital lease obligations	34,471	34,038	23,421	25,986	12,048	7,538
Long-term debt and capital lease obligations (less current portion)	922	1,417	400	—	—	—
Treasury stock	—	—	—	—	—	(9,558)
Redeemable ESOP shares	8,848	7,129	3,049	14,298	16,806	19,957
Total stockholders’ equity (deficit)	(28,582)	(21,562)	(5,616)	(25,106)	1,473	4,424

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expressed or implied by those forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

We are a leading designer and supplier of high-performance hardware components for PCs, with our primary focus on gaming hardware. Our products are purchased primarily by PC gaming enthusiasts who build or upgrade their own high-performance computer systems or buy pre-assembled systems in order to achieve the processing speeds and graphics capabilities necessary to fully experience leading edge computer games. We believe that our Corsair and Vengeance brands are leading brands among PC gaming enthusiasts, reflecting our superior product performance, design and reliability. Over the last five years we have introduced new gaming components and brands to strengthen our leadership position and reinforce our overall brand image within our market and broaden our reach to the mainstream PC gaming audience. We have a global and scalable operations infrastructure with extensive marketing and distribution channel relationships with distributors and retailers in Europe, the Americas and the Asia Pacific region that enables us to cost effectively and quickly bring new product lines to market.

We have achieved five straight years of positive adjusted EBIT, which we define as net income (loss) less other income (expense), net, plus interest expense, net, gain (loss) on revaluation of common stock warrants, income tax expense (benefit) and stock-based compensation (benefit) expense. However, we had positive net income in only two of those five years. Our gross profit for the years ended December 31, 2008, 2009 and 2010 was $35.6 million, $46.7 million and $51.0 million, respectively and our net income (loss) for those years was net income of $11.2 million, net loss of $8.7 million and net loss of $10.2 million, respectively. For the nine months ended September 30, 2010 and 2011, our gross profit was $34.6 million and $51.1 million, respectively, and our net income (loss) was a net loss of $13.3 million and net income of $12.2 million, respectively. In 2010, we generated net revenues of $379.6 million, gross profit of $51.0 million and adjusted EBIT of $15.2 million. For the nine months ended September 30, 2011, we generated net revenues of $317.6 million, gross profit of $51.1 million and adjusted EBIT of $16.8 million. Adjusted EBIT is a non-GAAP financial measure that we include in this prospectus to provide investors with a supplemental measure of our operating performance. See “Selected Consolidated Financial Data” above and “—Key Performance Measures” below for an explanation of how we compute adjusted EBIT and for a reconciliation to net income (loss), the most directly comparable GAAP financial measure.

Our business has two operating segments:

•	high-performance memory components, which includes DRAM modules and high capacity USB flash drives; and

•	gaming components and peripherals, which includes power supply units, solid-state drives, cooling systems, computer cases, gaming keyboards and mice and gaming headsets and speakers.

Over the last few years, we have expanded our product portfolio beyond DRAM modules and leveraged our recognized brand in the markets for high-performance PC gaming components to help grow our business. We introduced power supply units in 2006, and launched solid-state drives, computer cases and a new line of cooling system products in the second quarter of 2009, our first audio product in the third quarter of 2010 and our first gaming keyboards and mice in the third quarter of 2011. As a result, net revenues of our gaming components and peripherals segment grew from $17.3 million, or 4.6% of consolidated net revenues, in 2007 to $126.7 million, or 33.4% of consolidated net revenues, in 2010 and from $86.8 million, or 31.9% of consolidated net revenues, for the nine months ended September 30, 2010 to $142.4 million, or 44.8% of consolidated net revenues, for the nine months ended September 30, 2011.

Our net revenues by segment for the following periods, expressed both in dollars and as a percentage of total net revenues, are shown below:

	Year Ended December 31,						Nine Months Ended September 30,
	2008		2009		2010		2010		2011
	(dollars in thousands)
High-performance memory components	$295,755	86.7%	$243,124	74.7%	$252,961	66.6%	$185,534	68.1%	$175,180	55.2%
Gaming components and peripherals	45,317	13.3	82,509	25.3	126,665	33.4	86,830	31.9	142,419	44.8

Total	$341,072	100.0%	$325,633	100.0%	$379,626	100.0%	$272,364	100.0%	$317,599	100.0%

Our gaming components and peripherals segment generally has a higher gross margin than our high-performance memory components segment. The continued growth in net revenues of our gaming components and peripherals segment was the primary driver for an increase in our gross profit from $35.6 million, or 10.4% of consolidated net revenues, in 2008 to $51.0 million, or 13.4% of consolidated net revenues, in 2010, and from $34.6 million, or 12.7% of consolidated net revenues, for the nine months ended September 30, 2010 to $51.1 million, or 16.1% of consolidated net revenues, for the nine months ended September 30, 2011. Our gross profit increase from the nine months ended September 30, 2010 to the nine months ended September 30, 2011 was also favorably impacted by a significant improvement in our gross margin from sales of high-performance memory components in the 2011 period, which offset the impact of reduced net revenues from these products in that period.

Our gross profit and gross margin, which we define as gross profit as a percentage of net revenues, by segment are shown below:

	Year Ended December 31,						Nine Months Ended September 30,
	2008(1)		2009		2010		2010		2011
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	(dollars in thousands)
High-performance memory components	$—	—%	$30,167	12.4%	$25,470	10.1%	$17,272	9.3%	$24,047	13.7%
Gaming components and peripherals	—	—%	16,490	20.0%	25,515	20.1%	17,340	20.0%	27,055	19.0%

Total	$35,567	10.4%	$46,657	14.3%	$50,985	13.4%	$34,612	12.7%	$51,102	16.1%

(1)	Prior to 2009, we evaluated the performance of our two operating segments based on net revenues; accordingly, information relating to cost of revenue and gross profit for each operating segment is not available for periods prior to 2009. Starting in 2009, we began evaluating the performance of our two operating segments based on cost of revenue and gross profit, in addition to net revenues.

We are a global company with operations in Hong Kong, the Netherlands, Taiwan and the United States and sales offices or sales personnel or representatives in the United States, Brazil, Canada, China, France, Germany, India, Italy, Japan, the Netherlands, Poland, Russia, Switzerland, Taiwan, Turkey and the United Kingdom. Our products are sold in more than 60 countries around the world, through online as well as brick-and-mortar retailers. Our net revenues by geographic area for the following periods, expressed both in dollars and as a percentage of total net revenues, are shown below:

	Year Ended December 31,						Nine Months Ended September 30,
	2008		2009		2010		2010		2011
	(dollars in thousands)
Europe	$188,434	55.2%	$169,928	52.2%	$193,032	50.9%	$133,052	48.9%	$159,609	50.3%
Americas	117,181	34.4	114,265	35.1	134,045	35.3	100,226	36.8	111,608	35.1
Asia Pacific	35,457	10.4	41,440	12.7	52,549	13.8	39,086	14.3	46,382	14.6

Total	$341,072	100.0%	$325,633	100.0%	$379,626	100.0%	$272,364	100.0%	$317,599	100.0%

Factors Affecting Our Business

Our results of operations and financial condition are affected by numerous factors, including those described above under “Risk Factors” and elsewhere in this prospectus and those described below.

DRAM IC Pricing. DRAM ICs account for most of the cost of producing our DRAM modules and prices of DRAM ICs are volatile and subject to substantial fluctuations. Fluctuations in the market prices of DRAM ICs can have a material effect on both the selling prices of our DRAM modules and, because a significant portion of our net revenues are generated by sales of DRAM modules, our total net revenues. However in the past, fluctuations in market prices of DRAM ICs have generally had a less pronounced impact on our gross margins than on our net revenues, because selling prices of our DRAM modules have tended to rise or fall with the prices of DRAM ICs. Nonetheless, because we carry inventories of both DRAM ICs and DRAM modules at our facility in Taiwan, as well as inventories of DRAM modules at our shipping hubs, fluctuations in the market price of DRAM ICs can have an effect on our gross margins. For example, if prices of DRAM ICs and DRAM modules increase, this has in the past tended to have a positive short-term impact on gross margins of our DRAM modules (reflecting the relatively lower cost of DRAM modules held in our inventory), while declines in prices of DRAM ICs and DRAM modules have tended to have a negative short-term impact on gross margins of our DRAM modules (reflecting the relatively higher cost of DRAM modules held in our inventory). Likewise, selling prices of our DRAM modules and market prices of DRAM ICs may rise or fall at different rates, which may also affect our gross margins. As a result, our net revenues, gross profit and gross margins may vary materially from quarter to quarter due to changes in prices of DRAM ICs.

Impact of Product Mix. Our gaming components and peripherals segment generally has a higher gross margin than our high-performance memory components segment. As a result, our consolidated gross margin is affected by changes in product mix. One of our strategies is to increase the percentage of our net revenues generated by higher margin, higher value added gaming components and peripherals.

Introduction of New High-Performance Computing Hardware and Sophisticated PC Games. We believe that the introduction of more powerful CPUs, graphics cards and similar computer hardware that place increased demands on other system components, such as memory, power supply or cooling, has a significant effect on the demand for our products. In addition, we believe that our business depends on the introduction and success of computer games with sophisticated graphics that place increasing demands on system processing speed and capacity and therefore require more powerful CPUs or graphics cards, which in turn drives demand for our high-performance DRAM modules, power supply units, cooling systems and other components and peripherals. As a result, our operating results may be materially affected by the rate at which computer hardware companies introduce new and enhanced CPUs, graphics cards and other products, the rate at which computer game companies and developers introduce sophisticated new and improved games that require increasingly high levels of system and graphics processing power and whether these new products and games are accepted by consumers. In addition, we must continually introduce new products that are compatible with these new technologies and time those introductions to coincide with the release of new PC hardware and computer gaming software.

Seasonal Sales Trends. We have experienced and expect to continue to experience seasonal fluctuations in sales due to the spending patterns of our customers. Our unit sales volumes have generally been lowest in the first and second calendar quarters due to lower sales following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced CPUs, graphics cards and other computer hardware products, which usually takes place in the second calendar quarter and which tends to drive sales in the following two quarters. As a consequence of seasonality, our total unit shipments for the second calendar quarter are generally the lowest of the year, followed by unit shipments for the first calendar quarter, although the effect of these lower quarterly unit volumes on our consolidated net revenues may be masked by changes in average selling prices of our products. We expect these seasonality trends to continue.

Growth Opportunities in the Asia Pacific Region. We believe our operating results may be favorably impacted as consumer spending in the Asia Pacific region on PC gaming hardware increases with growth in disposable income.

Fluctuations in currency exchange rates. We are subject to inherent risks attributed to operating in a global economy. Our international sales and our operations in foreign countries subject us to risks associated with fluctuating currency exchange rates. Because sales of our products are denominated primarily in U.S. dollars, an increase in the value of the U.S. dollar relative to the currency used in the countries where our products are sold may result in an increase in the price of our products in those countries, which may lead to a reduction in sales. Likewise, because we pay our suppliers and third-party manufacturers, most of which are located outside of the United States, primarily in U.S. dollars, any decline in the value of the U.S. dollar relative to the applicable local currency may cause our suppliers and manufacturers to raise the prices they charge us. In addition, we generally pay our employees located outside the United States in the local currency (with a significant portion of those payments in 2009 and 2010 and the nine months ended September 30, 2011 having been made in Taiwan dollars), and, as a result of our foreign sales and operations, we have other expenses, assets and liabilities that are denominated in foreign currencies.

Stock-Based Compensation. Stock-based compensation (benefit) expense can have a material impact on our operating results. For example, we experienced net losses (computed in accordance with GAAP) of $8.8 million, $8.7 million, $10.2 million and $13.3 million in 2006, 2009, 2010 and for the nine months ended September 30, 2010, respectively. Those losses were due to a variety of factors, particularly significant stock-based compensation expense resulting in large part from increases in the estimated fair value of our common stock. Our stock-based compensation expense was $9.0 million, $28.0 million, $8.3 million and $7.4 million in 2006, 2009, 2010 and for the nine months ended September 30, 2010, respectively. On the other hand, we had net income (computed in accordance with GAAP) of $4.6 million, $11.2 million and $12.2 million in 2007, 2008 and the nine months ended September 30, 2011, respectively. The difference in these net income results was due to a variety of factors, in particular the significant stock-based compensation benefit in 2007 and 2008 resulting in large part from decreases in the estimated fair value of our common stock and, following our termination of liability accounting on June 29, 2010 as described below, a limited amount of stock-based compensation expense for the nine months ended September 30, 2011. Our stock-based compensation benefit was $4.5 million and $12.8 million in 2007 and 2008, respectively, and stock-based compensation expense was $2.0 million for the nine months ended September 30, 2011. Prior to June 29, 2010, a significant number of our outstanding employee stock and stock option awards were subject to repurchase rights that, combined with our past practice of repurchasing shares issued under our equity incentive plans within six months of option exercise, required us to use liability accounting for those awards and, as a result, an increase in the estimated fair value of our common stock (as determined for accounting purposes) resulted in stock-based compensation expense attributable to those awards while a decrease in the estimated fair value of our common stock (as determined for accounting purposes) resulted in stock-based compensation benefit attributable to those awards. However, these stock and stock option repurchase rights were terminated on June 29, 2010, and, as a result, from June 29, 2010, stock and stock option awards are no longer subject to remeasurement for each reporting period, which should result in our future stock-based compensation expense being more predictable and less subject to wide variation.

Effect of European Financial Uncertainty. For 2008, 2009, 2010 and the nine months ended September 30, 2011, we generated 55.2%, 52.2%, 50.9% and 50.3%, respectively, of our total net revenues from sales in Europe. As a result, our consolidated results of operations are particularly susceptible to downturns in economic conditions in Europe. In that regard, the ongoing financial uncertainty in Europe (including concerns that certain European countries may default on payments due on their national debt) and the resulting economic uncertainty and changes in the value of the Euro and British Pound compared to the U.S. dollar have affected our sales in Europe. In particular, because sales of our products are denominated primarily in U.S. dollars, the changes in the values of the Euro and British Pound have in the past resulted and may in the future result in changes to the local currency selling prices of, and therefore demand for, our products in Europe.

Financial Operations Overview

Net Revenues

We generate substantially all of our revenues from sales of DRAM modules, USB flash drives, power supply units, solid-state drives, cooling systems, computer cases and gaming peripherals to distributors and retailers. Average selling prices of our products, particularly our DRAM modules, can fluctuate significantly independently of unit sales volumes, which can lead to significant variations in our net revenues and gross profit. We present our net revenues as revenues less returns, rebates, discounts and other financial incentives to customers. Although we sell our products to a broad range of distributors and retailers, we have one customer, Newegg.com, that accounted for approximately 10.8%, 11.1%, 11.3%, 11.2% and 10.9% of our consolidated net revenues in 2008, 2009 and 2010 and for the nine months ended September 30, 2010 and 2011, respectively, and our top ten customers accounted for approximately 45.3%, 42.7%, 43.1%, 43.2% and 42.1% of our consolidated net revenues during the same periods, respectively.

We provide a variety of rebates to both our customers and end-users of our products, including instant rebates, volume incentive rebates and mail-in rebates. We treat these rebates, which can vary greatly depending on market and competitive conditions, as pricing mechanisms and larger rebates during some periods are not necessarily an indication of weaker markets and do not necessarily lead to lower gross margins. For example, the greater use of mail-in rebates as a pricing mechanism in 2009 compared with 2010 did not adversely impact our gross margin in 2009 compared to 2010. In addition, we also have contractual agreements and cooperative marketing, promotional and other arrangements that provide rebates and other financial incentives to our customers. To a limited extent, we also offer financial incentives related to customer inventory of specific products. The aggregate amount of charges incurred as a result of all of these rebates and other incentives was $27.6 million, $18.1 million, $15.3 million, $10.9 million and $15.5 million in 2008, 2009, 2010 and the nine months ended September 30, 2010 and 2011, respectively. These charges were offsets to our gross revenues.

Cost of Revenue

The most significant components of cost of revenue are materials (primarily amounts paid to third parties who manufacture and supply our DRAM modules and other products), inbound and internal freight, manufacturing, supply chain and warehousing personnel costs, including stock-based compensation (benefit) expense, and assembly and warehousing facility costs.

Gross Profit

In general, products in our gaming components and peripherals segment generally have higher gross margins than products in our high-performance memory components segment. In addition, rapidly changing IC prices can affect the average selling prices of our DRAM modules, USB flash drives and solid-state drives, which in turn affect our net revenues, gross profit and gross margin, primarily in our high-performance memory components segment. A significant element of our strategy is to increase the percentage of our total net revenues generated by our higher margin gaming components and peripherals segment.

Operating Expenses

We classify our operating expenses into three categories: product development, sales and marketing, and general and administrative. Our operating expenses consist primarily of personnel costs and, to a lesser extent, professional fees and rent. Personnel costs for each category of operating expenses generally include salaries, profit sharing, bonuses, commissions, stock-based compensation (benefit) expense and employee benefit costs.

Product Development. Product development expenses consist primarily of the costs associated with the design and testing of new products and improvements to existing products. These costs relate primarily to compensation of personnel involved with product design, definition, compatibility testing and qualification. We believe that continued innovation is critical to attaining our strategic objectives and, as a result, we expect product development expenses to increase in future periods.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs, including commissions and benefits, costs related to advertising and marketing, outgoing freight, travel, other support costs, including utilities, insurance, allocations for facilities and information technology services, and professional fees. We expect sales and marketing expenses to increase as we hire additional sales and marketing personnel to support our growth strategy.

General and Administrative. General and administrative expenses consist primarily of personnel costs of our executive, finance and administrative personnel, accounting, legal and professional services fees, allowances for bad debts, travel, allocations for facilities and information technology services and other corporate expenses. We expect general and administrative expenses to increase as we continue to invest in corporate infrastructure and incur additional expenses associated with being a public company, including increased legal and accounting costs, investor relations costs, insurance premiums and compliance costs associated with the Sarbanes-Oxley Act of 2002.

Interest Expense, Net

Interest expense, net consists of our payments on borrowings under our revolving credit facility, other indebtedness and capital leases, less interest received on our cash.

Other Income (Expense), Net

Other income (expense), net consists of foreign currency gain or loss and scrap sales.

Critical Accounting Policies

In presenting our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, we are required to make estimates and assumptions that affect the amounts of assets and liabilities reported, disclosure about contingent assets and liabilities, and reported amounts of sales and expenses.

Some of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates and assumptions on historical experience or on various other factors that we believe to be reasonable and appropriate under the circumstances. On an ongoing basis, we reconsider and evaluate our estimates and assumptions. Actual results may differ significantly from these estimates.

We believe that the critical accounting policies listed below involve our more significant judgments, assumptions and estimates and, therefore, could have the greatest potential impact on our consolidated financial statements. In addition, we believe that a discussion of these policies is necessary to understand and evaluate the consolidated financial statements contained in this prospectus.

For further information on our critical and other significant accounting policies, see note 2 to our consolidated financial statements, which are included elsewhere in this prospectus.

Revenue Recognition

Our products are sold through a network of distributors and retailers. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, title has transferred, the price becomes fixed and determinable and collectability is reasonably assured. Evidence of an arrangement exists when there is a customer contract or a standard customer purchase order. We consider delivery complete when title and risk of loss transfer to the customer (defined as a retailer or distributor), which is generally upon shipment, but no later than physical receipt by the customer. Our revenue recognition policies are consistent worldwide.

We offer limited return rights and customer incentive programs. These include special pricing arrangements, promotions, rebates and volume-based incentives. Rights of return vary by customer, and range from the right to return defective products to limited stock rotation rights allowing the exchange of a percentage of the customer’s quarterly purchases. We reduce revenue recorded upon shipment by actual returns, rebates and incentives occurring during each period. We also reduce revenue by estimated future returns, rebates and incentives, which reductions increase our reserve for rebates and other incentives and our reserve for sales returns allowances. These reserves are reduced upon issuance of credit memos for actual returns, rebates and incentives as they are issued to customers in subsequent periods. Therefore, in computing the net revenues that are reported in our statement of operations, gross revenue is reduced by actual returns, rebates and other incentives during each period; estimated future returns, rebates and other incentives; and adjustments to the opening balances in the reserve accounts for differences between estimates and actual experience.

Our estimates of future returns, rebates and incentives are based on negotiated terms and consideration of historical experience. We believe that our new product categories do not differ materially in terms of product returns from our older product categories. Rebates, incentives and other pricing programs are generally product and customer specific and last for a short duration.

Estimates made by us may differ from actual returns and sales allowances. These differences may materially impact reported net revenues and amounts ultimately collected on accounts receivable. Historically, these differences have not been material. At January 1, 2008, 2009 and 2010, we had accruals of $6.4 million, $7.3 million and $5.4 million, respectively, for returns, rebates and allowances. These amounts were offset by $5.3 million, $6.9 million and $5.3 million for actual returns, rebates and allowances related to these accruals and recorded during 2008, 2009 and 2010, respectively.

Accounts Receivable Allowances

We record an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments. The allowance is recorded as a general and administrative expense in our consolidated financial statements. We base our allowance on periodic assessments of our customers’ liquidity and financial condition through analysis of information obtained from credit rating agencies, financial statement review and historical collection trends. Additional allowances may be required if the liquidity or financial condition of our customers were to deteriorate.

Stock-Based Compensation

Stock-based awards granted under our Non-Qualified Stock Option Plan, or NQSO Plan, and our 2006 Stock Purchase Plan and certain awards granted under our 2008 Stock Incentive Plan historically were accounted for as liability-classified awards because shares of common stock and options issued pursuant to those plans were subject to repurchase rights, as described in “Stock Repurchase Features” in note 15 to our consolidated financial statements, which are included elsewhere in this prospectus, and because of our past practices of repurchasing common stock related to those awards. Until June 29, 2010, when these repurchase rights were terminated, we elected the intrinsic value method to measure our liability-classified awards and amortized stock-based compensation expense for those awards expected to vest on a straight-line basis over the requisite service period. Until June 29, 2010, we re-measured the intrinsic value of the awards at the end of each reporting period until either the repurchase rights were exercised or the holders were exposed to the market value of the shares for a reasonable period of time (at least six months), or the awards were settled, cancelled or expired unexercised. These repurchase rights terminated on June 29, 2010. In light of the public market for our common stock that will exist following this offering, we do not plan to continue our past practice of repurchasing shares that were issued under our equity incentive plans within six months of option exercise, except as may be required under our ESOP. Accordingly, these awards were reclassified to stockholders’ equity (deficit) and are no longer subject to remeasurement after June 29, 2010.

Upon termination on June 29, 2010 of the repurchase rights described above, we remeasured the liability-classified stock and stock option awards based upon their intrinsic value at that date, and included any increase or decrease attributable to vested awards in stock-based compensation expense for the year ended December 31, 2010. The total compensation cost for the modified awards was re-measured at $40.3 million on June 29, 2010. The awards that were fully vested through that date totaled $36.6 million. These stock and stock option awards were reclassified to stockholders’ equity (deficit) by debiting the related liability and crediting additional paid-in capital. The unamortized compensation cost for unvested stock and stock option awards as of June 29, 2010 was $3.7 million, which will be amortized over the remaining weighted average service period of 2.6 years. There were 61 employees affected by the modification.

On November 23, 2010, we offered all employees who had previously received options to purchase our common stock at a price of $2.06 per share an opportunity to exchange their stock options (“Eligible Options”) for newly granted options (“New Options”) at an exercise price of $1.60 per share. The offer expired on December 24, 2010. The exchange offer covered options to purchase a total of approximately 3.7 million shares of common stock held by 134 employees. In consideration for the exchange of Eligible Options for New Options, the agreements for the New Option grants provide that the applicable vesting dates are six months later in time than the vesting dates applicable to the Eligible Options. All other terms and conditions set forth in the New Option agreements were identical to those set forth in the Eligible Option agreements. Ninety-two employees, holding options to purchase approximately 3.3 million shares of our common stock, accepted the offer.

We accounted for the incremental value of the New Options over the Eligible Options by comparing their respective fair values immediately before and after the exchange, which was treated as a modification of option terms for accounting purposes. The value of the Eligible Options was estimated at $0.3 million based upon assumptions at the time of the exchange, without regard to the assumptions made on the original grant date. The incremental value calculated for vested options of $1,000 was charged as an expense as of December 24, 2010, while the incremental value associated with unvested options was added to unrecognized stock-based compensation expense and will be recorded in our consolidated statements of operations over the remaining vesting period of the options.

Other stock and stock option awards granted under our 2008 Stock Incentive Plan which were not subject to the repurchase rights described above were equity-classified. We adopted the Black-Scholes model to estimate the fair value of these equity-classified awards. We recognize the value of the portion of the award that we ultimately expect to vest as expense over the requisite service periods in our consolidated statements of operations.

We computed the fair value of the equity-classified awards on the dates of grant using the Black-Scholes pricing model, with the following weighted average assumptions:

	Year Ended December 31,		Nine Months Ended September 30,
	2009	2010	2010	2011
Fair value of underlying common stock per share	$0.54	$1.62	$1.64	$1.96
Expected term in years	6.25	6.19	6.25	6.25
Expected volatility	52%	59%	58%	60%
Expected dividend yield	— %	— %	— %	— %
Risk free interest rate	2.6%	2.5%	2.5%	2.2%

We determine expected volatility using average volatility of a peer group of publicly-traded companies. We selected this peer group based on criteria including similar industry, life cycle, revenue and market capitalization. We determine the expected term of options granted utilizing the “simplified” method as prescribed by Staff Accounting Bulletin No. 107, Share-Based Payment, of the SEC. We determine the risk free interest rate by using published zero coupon rates for U.S. treasury notes for each grant date given the expected term. The expected dividend yield is zero based on the fact that we have never paid, and do not intend to pay, cash dividends on our common stock.

We are also required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Historical data was used to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that we expect to vest.

Over the last several years, we performed valuations of our common stock at least annually, until September 30, 2009 when we began to perform them, in general, at least quarterly. In all cases, our board of directors relied upon the most recent valuation in assessing the fair value of the underlying shares of our common stock for purposes of determining the exercise prices of any stock option awards. We did not perform a valuation of our common stock during the second quarter of 2011. We completed the Share Repurchase for approximately 5.7 million shares during the second quarter of 2011, at a price of $1.665 per share, which was determined by our board of directors to be the fair value of our common stock. We concluded this transaction provided evidence of the fair value of our common stock for the stock options granted from May 3, 2011 through July 8, 2011.

The following table sets forth options granted from January 1, 2009 through September 30, 2011 that were classified as equity awards:

Date of Issuance	Number of Options Granted		Exercise Price Per Share	Estimated Fair Value Per Share	Intrinsic Value Per Share
March 12, 2009	1,792,501		$0.63	$0.29	$—
April 28, 2009	1,525,000		0.63	0.29	—
June 10, 2009	380,000		0.63	0.29	—
July 13, 2009	5,000		0.63	0.70	0.07
September 9, 2009	360,000		0.63	0.70	0.07
December 8, 2009	1,080,000		0.72	1.36	0.64
March 3, 2010	885,416		1.50	1.87	0.37
April 27, 2010	376,875		2.06	1.87	—
May 21, 2010	1,755,920		2.06	1.57	—
June 9, 2010	263,125		2.06	1.57	—
August 2, 2010	804,000		2.06	1.48	—
November 9, 2010	44,000		1.60	1.47	—
December 8, 2010	135,000		1.60	1.47	—
December 24, 2010	2,455,099	*	1.60	1.60	—
January 31, 2011	655,000		1.70	1.81	0.11
March 25, 2011	151,000		2.00	1.85	—
May 3, 2011	2,831,639		2.00	1.67	—
June 15, 2011	604,000		2.00	1.67	—
July 8, 2011	40,000		2.00	1.67	—
August 2, 2011	176,500		2.00	1.90	—

*	Represents options granted in connection with the December 24, 2010 option exchange described above.

The following table sets forth options granted from January 1, 2009 through June 29, 2010 that were classified as liability awards:

Date of Issuance	Number of Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share	Intrinsic Value Per Share
March 12, 2009	5,023,437	$0.63	$0.29	$—
April 28, 2009	525,834	0.63	0.29	—
April 27, 2010	5,416	2.06	1.87	—
May 21, 2010	1,086,500	2.06	1.57	—
June 9, 2010	3,500	2.06	1.57	—

We believe that the determinations of the fair value of our common stock were fair and reasonable at the times they were made. We utilized methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide.

The methodology we utilized to arrive at the per share value uses estimates of the enterprise value using market, income or cost approaches, an analysis of possible future events, a lack of marketability discount and a risk-adjusted discount rate. The future events considered are initial public offering, strategic sale or merger, dissolution/no value to common stockholders or remaining a private company. We base the timing and probability of these events on discussions between our board of directors and management. The market- comparable approach estimates the fair value of a company by applying market multiples of publicly-traded companies in the same or similar lines of business to the results and projected results of the company being valued. When choosing the market-comparable companies to be used for the market-comparable approach, we focused on companies operating within our industry. The income approach involves applying an appropriate risk-adjusted discount rate to projected debt free cash flows, based on forecasted revenue and costs. The cost or asset-based approach could not be independently relied upon since certain intangible assets could not be valued without reference to the market-comparable or income approach and was thus not used in determining the final valuation.

We also prepared financial forecasts for each valuation report date used in the computation of our enterprise value for both the market-comparable approach and the income approach. We based the financial forecasts on assumed revenue growth rates that took into account our past experience and contemporaneous future expectations.

Valuation Methodology Weighting Date	Income Approach	Market Approach-Public Company Analysis	Market Approach-Merger, Acquisition and Prior Transactions	Estimated Fair Value Per Share of Common Stock
December 31, 2008	40.0%	10.0%	50.0%	$0.29
September 30, 2009	70.0	20.0	10.0	0.70
December 31, 2009	60.0	35.0	5.0	1.36
March 31, 2010	60.0	35.0	5.0	1.87
June 30, 2010	60.0	35.0	5.0	1.57
August 31, 2010	60.0	35.0	5.0	1.48
November 30, 2010	60.0	35.0	5.0	1.46
December 31, 2010	60.0	35.0	5.0	1.60
January 31, 2011	60.0	35.0	5.0	1.81
March 31, 2011	60.0	35.0	5.0	1.85
August 31, 2011	55.0	35.0	10.0	1.90

We performed detailed estimated valuations of our common stock at September 30, 2009, December 31, 2009, March 31, 2010, June 30, 2010, August 31, 2010, November 30, 2010, December 31, 2010, January 31, 2011, March 31, 2011 and August 31, 2011. These valuation dates were selected on the basis that significant factors in our business had changed, such as changes in our operating results. Where it was judged that no significant change had occurred since the previous valuation date, we continued to use the previous valuation. During the full years 2009 and 2010 and for the nine months ended September 30, 2011, the fair value of our common stock increased from $0.29 per share to $1.36 per share, from $1.36 per share to $1.60 per share and from $1.60 per share to $1.90 per share, respectively.

These valuations utilized the approach described above and considered the anticipated timing of an initial public offering and other qualitative factors, including the following:

•	operating results for the years ended December 31, 2008, 2009 and 2010 and for the nine months ended September 30, 2011;

•	macroeconomic uncertainty in 2008 through the first half of 2010;

•	the absence of a significant initial public offering market throughout 2008 and 2009; and

•	other market developments that influence forecasted revenue.

For options granted on March 12, 2009, April 28, 2009 and June 10, 2009, we used the December 31, 2008 detailed estimated valuation of our common stock of $0.29 per share, based on the factors described above. Our weighting to income approach was 40%, market approach (public company analysis) was 10% and market approach (merger and acquisition analysis) was 50%. In addition, our operating results had not improved in the first half of 2009 from 2008 and there were no other significant factors in the business that had changed from December 31, 2008.

For options granted on July 13, 2009 and September 9, 2009, we used the September 30, 2009 detailed estimated valuation of our common stock of $0.70 per share, based on the factors described above. Our weighting to income approach was 70%, market approach (public company analysis) was 20% and market approach (merger and acquisition analysis) was 10%. The principal reasons behind the higher valuation compared to the December 31, 2008 valuation were the increases in the median valuation multiples of our peer group and improvement in forecast operating results due to improved market conditions. The valuation used a risk-adjusted discount of 21% and a non-marketability discount of 43.7%.

For options granted on December 8, 2009, we used the December 31, 2009 detailed estimated valuation of our common stock of $1.36 per share, calculated based on the factors described above due to the proximity of the grant date to the valuation date. Our weighting to income approach was 60%, market approach (public company analysis) was 35% and market approach (merger and acquisition analysis) was 5%. The change in weighting was mainly due to initiation of the initial public offering process. The valuation used a risk-adjusted discount of 18.5%, a non-marketability discount of 18.0% and an estimated time to an initial public offering of 6 months. The reduction in non-marketability discount from the prior valuation reflected the recommendation by our management to our board of directors to file a registration statement with the SEC for an initial public offering of our common stock. The significant factors which contributed to an increase in common stock valuation were the reduction of the non-marketability discount from 43.7% to 18.0%, reflecting a higher likelihood of a potential initial public offering, an improvement in our expected results of operations and greater weighting of the market approach (public company analysis) due to proximity to a potential initial public offering.

For options granted on March 3, 2010, we used the March 31, 2010 fair value of our common stock of $1.87 per share, calculated based on the factors described above, due to the proximity of the grant date to the valuation date. Our weighting to income approach was 60%, market approach (public company analysis) was 35% and market approach (merger and acquisition) was 5%. The valuation used a risk-adjusted discount of 18.3%, a non-marketability discount of 15.8% and an estimated time to an initial public offering of 5 months. The increase in the fair value of common stock was mainly attributable to our improved performance in the preceding twelve months, our improved operating results forecast for subsequent periods and changes to peer group companies’ valuation ratios used in the market approach.

For options granted on April 27, 2010, we also used the March 31, 2010 fair value of our common stock of $1.87 per share and the other factors described due to the proximity of the grant date to the valuation date and the other factors described in the immediately preceding paragraph.

For options granted on May 21, 2010, we used the June 30, 2010 fair value of our common stock of $1.57 per share, calculated based on the factors described above due to the proximity of the grant date to the valuation date. Our weighting to income approach was 60%, market approach (public company analysis) was 35% and market approach (merger and acquisition) was 5%. The valuation used a risk-adjusted discount of 19.3%, a non-marketability discount of 13.1% and an estimated time to an initial public offering of 4 months. The decrease in fair value of common stock was solely attributable to the changes to peer group companies’ valuation ratios used in the market approach.

For options granted on June 9, 2010, we also used the June 30, 2010 fair value of our common stock of $1.57 per share due to the proximity of the grant date to the valuation date and the other factors described above in the immediately preceding paragraph.

For options granted on August 2, 2010, we used the August 31, 2010 fair value of our common stock of $1.48 per share due to the proximity of the grant date to the valuation date and the other factors described above. Our weighting to income approach was 60%, market approach (public company analysis) was 35% and market approach (merger and acquisition) was 5%. The valuation used a risk-adjusted discount of 18.9%, a non-marketability discount of 19.0% and an estimated time to an initial public offering of 6 months. The decrease in fair value of common stock was mainly attributable to changes to peer group companies’ valuation ratios and was also affected by the increase in the non-marketability discount from 13.1% to 19.0%.

For options granted on November 9, 2010, we used the November 30, 2010 fair value of our common stock of $1.47 per share due to the proximity of the grant date to the valuation date and the other factors described above. Our weighting to income approach was 60%, market approach (public company analysis) was 35% and market approach (merger and acquisition) was 5%. The valuation used a risk-adjusted discount of 16.9%, a non-marketability discount of 13.0% and an estimated time to an initial public offering of 6 months. The decrease in fair value of common stock was mainly attributable to changes to peer group companies’ valuation ratios.

For options granted on December 8, 2010, we used the November 30, 2010 fair value of our common stock of $1.47 per share due to the proximity of the grant date to the valuation date and the other factors described in the immediately preceding paragraph.

For options granted on December 24, 2010, we used the December 31, 2010 fair value of our common stock of $1.60 per share due to the proximity of the grant date to the valuation date and the other factors described above. Our weighting to income approach was 60%, market approach (public company analysis) was 35% and market approach (merger and acquisition) was 5%. The valuation used a risk-adjusted discount of 17.2%, a non-marketability discount of 14.0% and an estimated time to an initial public offering of 7 months. The increase in the fair value of common stock was mainly attributable to our improved performance in the preceding twelve months and changes to peer group companies’ valuation ratios used in the market approach.

For options granted on January 31, 2011, we used the January 31, 2011 fair value of our common stock of $1.81 per share due to the proximity of the grant date to the valuation date and the other factors described above. Our weighting to income approach was 60%, market approach (public company analysis) was 35% and market approach (merger and acquisition) was 5%. The valuation used a risk-adjusted discount of 17.7%, a non-marketability discount of 12.0% and an estimated time to an initial public offering of 6 months. The increase in the fair value of common stock was mainly attributable to our improved performance in the preceding twelve months, our improved forecast of operating results for subsequent periods and changes to peer group companies’ valuation ratios used in the market approach.

For options granted on March 25, 2011, we used the March 31, 2011 fair value of our common stock of $1.85 per share due to the proximity of the grant date to the valuation date and the other factors described in the immediately preceding paragraph. Our weighting to income approach was 60%, market approach (public company analysis) was 35% and market approach (merger and acquisition) was 5%. The valuation used a risk-adjusted discount of 17.3%, a non-marketability discount of 14.0% and an estimated time to an initial public offering of 8 months. The increase in the fair value of common stock was mainly attributable to our improved performance in the preceding twelve months and changes to peer group companies’ valuation ratios used in the market approach.

For options granted on May 3, 2011, we used the fair value of our common stock of $1.665 per share as set by our board of directors for the Share Repurchase that was completed on May 6, 2011, due to the proximity of the grant date to the Share Repurchase. The Share Repurchase involved an offer to purchase fully vested and fully paid shares of our common stock from our stockholders on a pro rata basis for a total purchase price of up to $10 million. The offer expired on April 28, 2011 and, on May 6, 2011, we repurchased a total of approximately 5.7 million shares of our common stock for a total purchase price of approximately $9.5 million. Our board of directors considered prior valuations as well as typical transaction costs of equity transactions in establishing the purchase price.

For options granted on June 15, 2011, we used the fair value of our common stock of $1.665 per share as set by our board of directors for the Share Repurchase that was completed on May 6, 2011, due to the proximity of the grant date to the date of the Share Repurchase. We concluded that this transaction provided evidence of the fair value of our common stock for the stock options granted in proximity to the Share Repurchase date absent other evidence.

For options granted on July 8, 2011, we used the fair value of our common stock of $1.665 per share as set by our board of directors for the Share Repurchase that was completed on May 6, 2011, due to the proximity of the grant date to the date of the Share Repurchase.

For options granted on August 2, 2011, we used the August 31, 2011 fair value of our common stock of $1.90 per share due to the proximity of the grant date to the valuation date and the other factors described above. Our weighting to income approach was 55%, market approach (public company analysis) was 35% and market approach (merger, acquisition and prior transactions) was 10%. We considered prior transactions, including the Share Repurchase, in our market approach (merger, acquisition and prior transactions) for our weighting. The valuation used a risk-adjusted discount of 16.7%, a non-marketability discount of 16.0% and an estimated time to an initial public offering of 8 months.

Beginning in the quarter ended September 30, 2009, we began performing valuation studies of our common stock at least quarterly with the exception of the second quarter of 2011 as discussed above. With respect to the grants from and after July 13, 2009, we believed it was appropriate to use the fair value of our common stock determined by these quarter end valuation studies to estimate stock-based compensation costs for grants within the respective quarters then ended in light of the significant improvement in our results of operations and the proximity of the grant dates to the valuation dates.

Valuations that we have performed require significant use of estimates and assumptions. If different estimates and assumptions had been used, our common stock valuations could be significantly different and related stock-based compensation (benefit) expense may be materially impacted. The actual market price of our common stock following this offering may be materially different from these valuations and investors should not rely on these valuations in deciding whether to purchase our common stock.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (loss) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period of enactment. We are subject to foreign income taxes on our foreign operations. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount more likely than not to be realized.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. We consider the scheduled reversal of deferred tax liabilities (including the impact of available carry-back and carry-forward periods), projected taxable income, and tax planning strategies in making this assessment. The ultimate realization of deferred tax assets depends on the generation of future taxable income. We reversed our valuation allowance during the fourth quarter of 2009 as, based on our projections and other available information, it was determined that it was more likely than not that our deferred tax assets as of December 31, 2009 would be realized. Prior to that, a portion of our deferred tax assets related to stock-based compensation was subject to a valuation allowance based on the level of historical income and projections over the periods for which the deferred tax assets were deductible.

During 2010, we recorded a valuation allowance to the deferred tax assets for federal income tax purposes as it appeared more likely than not that we would not be able to realize these assets. As of December 31, 2010 this valuation allowance was $13.6 million. The deferred tax assets against which a valuation allowance was recorded related to the expected future realization arising from stock-based compensation expense timing differences between projected operating results for U.S. federal taxable income purposes and projected operating results for our U.S. entity calculated on a GAAP basis. In assessing the realizability of deferred tax assets, we considered our three year cumulative results of operations for our U.S. entity, which showed a loss as of the end of the third quarter of 2010. Although the percentage of revenues by geography remained relatively consistent with the prior year, the pre-tax results of operations for the U.S. entity were adversely affected by other factors, including stock-based compensation expense. We also considered that while our forecast of consolidated operating results changed only modestly over time, the forecast of operating results by legal entity (and therefore by tax jurisdiction) had changed significantly due to continued refinement of our global supply chain and related changes in terms of our intercompany arrangements. Another factor considered was that in light of our reassessment of our IPO timeline during the third quarter of 2010, we projected a delay in the timing of stock option exercises which could cause us to lose our ability to carry back a portion of the related deductions to recover any previously paid income tax. On December 31, 2010, we had net operating loss carry-forwards for state tax purposes of $0.9 million. The state net operating losses will expire starting in 2015.

On June 30, 2011, the Sellers exercised options to purchase a total of 6.4 million shares of our common stock and, on July 6, 2011, sold those shares to the Investors at a price of $1.25 per share, for a total purchase price of $8.0 million. We received cash proceeds of approximately $1.0 million from the exercise of those options by the Sellers. As a result of the exercise of the stock options, we recorded a tax deduction for U.S. federal income tax purposes of approximately $9.8 million in the second quarter of 2011. To the extent that this causes us to realize a taxable loss for U.S. federal income tax purposes for the year ending December 31, 2011, we may be able to carry back a portion of those losses to tax year 2009 and recover certain U.S. federal income taxes previously paid and, in addition, we may be able to carry forward any unused U.S. taxable loss to future years. In addition, as a result of the Option Exercise, we reversed $3.2 million of the valuation allowance described in the immediately preceding paragraph and this reversal was recorded in our financial statements for the nine months ended September 30, 2011. For additional information on these transactions, see “Certain Relationships and Related Party Transactions—Keating Transaction.”

The accounting for uncertainty in income taxes recognized in an enterprise’s financial statements prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We are required to recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The accounting for uncertainty in income taxes also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. Our policy is to record interest and penalties related to unrecognized tax benefits as income tax expense.

Inventories

We periodically evaluate our ending inventories for excess quantities and obsolescence and write down our inventories to the lower of cost or market. We may be required to write down inventory below our costs for reasons such as obsolescence, excess quantities, product returns and declines in market value. This evaluation includes analysis of sales levels by products. Among other factors, we consider historical demand and forecasted demand in relation to the inventory on hand, product life cycles, product development plans and technology trends.

Common Stock Warrant Liability

In connection with a $5.0 million loan made to us in June 2009, we issued the BHC warrants to the lender to purchase a number of shares of our common stock equal to an agreed percentage of fully diluted shares outstanding as of the date of exercise. The fair value of the BHC warrants was allocated to common stock warrant liability and the residual amount of the loan proceeds was allocated to debt. We classify the BHC warrants as liabilities on our balance sheet due to the holder’s right to require us to repurchase the BHC warrants or the shares of common stock issued on exercise of the BHC warrants for cash under specified circumstances. As a result, the common stock warrant liability is subject to re-measurement at each balance sheet date and we recognize the change in fair value, if any, including changes in the number of shares into which the warrants are convertible, as gain (loss) on revaluation of the BHC warrants. The common stock warrant liability as of December 31, 2009, December 31, 2010 and September 30, 2011 is based on the estimated valuation of our common stock as of those dates. Our estimate of the common stock valuation is further described under “—Critical Accounting Policies—Stock-Based Compensation.” The terms of the BHC warrants also provide for an adjustment to the exercise price if, among other things, we offer, sell or grant any option to purchase our common stock (other than under existing equity compensation plans) at a price per share that is less than the exercise price of the BHC warrants then in effect. The repurchase right described above and the exercise price adjustment provision described in the immediately preceding sentence will both be terminated upon the closing of this offering, at which time the outstanding BHC warrants will be reflected in stockholders’ (deficit) equity on our consolidated balance sheet. We will continue to adjust the common stock warrant liability for changes in fair value until the earlier of (i) the expiration of the BHC warrants or (ii) the termination of this repurchase right and exercise price adjustment provision.

Consolidated Results of Operations

The following table shows the line items that appear on our consolidated statements of operations, expressed in dollars and as a percentage of consolidated net revenues, for the periods presented.

	Year Ended December 31,						Nine Months Ended September 30,
	2008		2009		2010		2010		2011
	(dollars in thousands)
Net revenues	$341,072	100.0%	$325,633	100.0%	$379,626	100.0%	$272,364	100.0%	$317,599	100.0%
Cost of revenue(1)	305,505	89.6	278,976	85.7	328,641	86.6	237,752	87.3	266,497	83.9

Gross profit	35,567	10.4	46,657	14.3	50,985	13.4	34,612	12.7	51,102	16.1
Operating expenses:
Product development(1)	87	0.0	13,514	4.2	8,047	2.1	6,498	2.4	5,149	1.6
Sales and marketing(1)	17,534	5.1	23,780	7.3	21,942	5.8	15,367	5.6	21,642	6.8
General and administrative(1)	4,668	1.4	20,201	6.2	14,113	3.7	11,434	4.2	9,489	3.0

Total operating expenses	22,289	6.5	57,495	17.7	44,102	11.6	33,299	12.2	36,280	11.4

Income (loss) from operations	13,278	3.9	(10,838)	(3.3)	6,883	1.8	1,313	0.5	14,822	4.7
Interest expense, net	(2,543)	(0.7)	(1,730)	(0.5)	(1,163)	(0.3)	(961)	(0.4)	(577)	(0.2)
Gain (loss) on revaluation of common stock warrants	—	—	(1,722)	(0.5)	(435)	(0.1)	(244)	(0.1)	(371)	(0.1)
Other income (expense), net	(90)	0.0	310	0.1	(171)	(0.0)	(63)	(0.0)	54	0.0

Income (loss) before income taxes	10,645	3.1	(13,980)	(4.3)	5,114	1.3	45	(0.0)	13,928	4.4
Income tax expense (benefit)	(557)	(0.2)	(5,290)	(1.6)	15,314	4.0	13,305	4.9	1,694	0.5

Net income (loss)	$11,202	3.3%	$(8,690)	(2.7)%	$(10,200)	(2.7)%	$(13,260)	(4.9)%	$12,234	3.9%

Other Financial Data:
Adjusted EBIT(2)	$455	0.1%	$17,166	5.3%	$15,175	4.0%	$8,760	3.2%	$16,817	5.3%
Adjusted net income (loss)(2)	$(1,621)	(0.5)%	$7,022	2.2%	$9,610	2.5%	$5,719	2.1%	$11,043	3.5%
(1) Includes stock-based compensation (benefit) expense, expressed in dollars and as a percentage of consolidated net revenues, as follows:

	Year Ended December 31,						Nine Months Ended September 30,
	2008		2009		2010		2010		2011
	(dollars in thousands)
Cost of revenue	$(1,674)	(0.5)%	$448	0.1%	$909	0.2%	$843	0.3%	$127	0.0%
Product development	(4,353)	(1.3)	8,389	2.6	2,480	0.7	2,364	0.9	265	0.1
Sales and marketing	(1,389)	(0.4)	7,878	2.4	1,631	0.4	1,291	0.5	681	0.2
General and administrative	(5,407)	(1.6)	11,289	3.5	3,272	0.9	2,949	1.1	922	0.3

Total	$(12,823)	(3.8)%	$28,004	8.6%	$8,292	2.2%	$7,447	2.8%	$1,995	0.6%

(2)	We present adjusted EBIT and adjusted net income (loss) in this prospectus to provide investors with supplemental measures of our operating performance. Adjusted EBIT and adjusted net income (loss) are non-GAAP financial measures. See “—Key Performance Measures” below for an explanation of how we compute adjusted EBIT and adjusted net income (loss) and for a reconciliation to net income (loss), the most directly comparable GAAP financial measure.

Nine Months Ended September 30, 2010 and 2011

Net Revenues

Net revenues increased $45.2 million, or 16.6%, from $272.4 million for the nine months ended September 30, 2010 to $317.6 million for the nine months ended September 30, 2011, reflecting a 64.0% increase in net revenues generated by our gaming components and peripherals segment, offset in part by a 5.6% decrease in net revenues generated by our high-performance memory components segment. Net revenues of our gaming components and peripherals segment increased by $55.6 million, from $86.8 million for the nine months ended September 30, 2010 to $142.4 million for the nine months ended September 30, 2011, due to a 68.5% increase in unit sales within that segment, which we attribute to the introduction of new products subsequent to September 30, 2010, as well as to our marketing efforts and increased product distribution. Of the $142.4 million in net revenues from our gaming components and peripherals segment for the nine months ended September 30, 2011, $62.9 million was derived from the sales of new products introduced after September 30, 2010. Net revenues of our high-performance memory components segment decreased by $10.4 million, from $185.5 million for the nine months ended September 30, 2010 to $175.2 million for the nine months ended September 30, 2011, due to a significant decrease in the average selling price of our DRAM modules for the nine months ended September 30, 2011 compared to the same period in 2010, offset in part by a 54.9% increase in unit shipments of our DRAM modules.

Cost of Revenue

Cost of revenue increased $28.7 million, or 12.1%, from $237.8 million for the nine months ended September 30, 2010 to $266.5 million for the nine months ended September 30, 2011. Cost of revenue for our gaming components and peripherals segment increased $45.9 million, or 66.0%, from $69.5 million for the nine months ended September 30, 2010 to $115.4 million for the nine months ended September 30, 2011, reflecting higher unit sales in that segment. Cost of revenue for our high-performance memory components segment decreased $17.1 million, or 10.2%, from $168.3 million for the nine months ended September 30, 2010 to $151.1 million for the nine months ended September 30, 2011, due to decreased market prices of DRAM ICs.

Gross Profit

Gross profit increased $16.5 million, or 47.6%, from $34.6 million for the nine months ended September 30, 2010, to $51.1 million for the nine months ended September 30, 2011, reflecting a change in product mix, with our higher margin gaming components and peripherals segment accounting for 44.8% of our total net revenues for the nine months ended September 30, 2011 compared to 31.9% for the nine months ended September 30, 2010. Gross margin increased from 12.7% for the nine months ended September 30, 2010 to 16.1% for the nine months ended September 30, 2011. Gross margin for high-performance memory components increased from 9.3% for the nine months ended September 30, 2010 to 13.7% for the nine months ended September 30, 2011, due to a shift of product mix within that segment that resulted in a higher percentage of our DRAM module sales being generated by our higher-end DRAM products, which generally command higher prices relative to product costs than our other DRAM products. Gross margin for gaming components and peripherals decreased from 20.0% for the nine months ended September 30, 2010 to 19.0% for the nine months ended September 30, 2011, due to a change in product mix.

Operating Expenses

We have three categories of operating expenses: product development expense, sales and marketing expense and general and administrative expense. Stock-based compensation (benefit) expense, which is a non-cash item and, prior to June 29, 2010, varied significantly from period to period for reasons unrelated to our operating results due to our use of liability accounting, is a component of each of these three categories of expenses. In the following sections, we include a discussion of each of these three categories of expenses before giving effect to the impact of stock-based compensation (benefit) expense in order to focus on other components included in these expenses. In that regard, our management believes that operating metrics that exclude stock-based compensation (benefit) expense provide a more direct view of our operating results (especially because of the variability in stock-based compensation (benefit) expense that, until June 29, 2010, was caused by our use of liability accounting) and therefore uses metrics that exclude stock-based compensation (benefit) expense in managing our business. In addition, the stock and stock option repurchase rights that, combined with our past practice of repurchasing shares issued under our equity incentive plans within six months of option exercise, required us to use liability accounting, were terminated on June 29, 2010. Stock and stock option awards are no longer subject to re-measurement for each reporting period as we do not plan to continue our past practice of repurchasing shares issued under our equity incentive plans within six months of option exercise, except as may be required under our ESOP. We therefore believe that discussing these three categories of expenses before giving effect to the impact of stock-based compensation (benefit) expense is appropriate to present our historical financial data in a manner that is consistent with both the way in which our management evaluates our results of operations and our intended operations as a public company following this offering.

As noted above, prior to June 29, 2010, our stock-based compensation (benefit) expense was accounted for predominantly under the liability method and therefore changed primarily due to changes in the fair value of our common stock. Prior to June 29, 2010, the intrinsic value of awards to most of our employees was re-measured at the end of each reporting period until the award was exercised and the holder was exposed to the market value of the shares for a reasonable period of time (at least six months) or the award was settled, cancelled or expired unexercised. Stock-based compensation expense included in operating expenses totaled $1.9 million in the nine months ended September 30, 2011 compared to $6.6 million for the nine months ended September 30, 2010. The higher stock-based compensation expense for the nine months ended September 30, 2010 was primarily due to the use of liability accounting in 2010 and the increase in the fair value of our common stock during that period. We included these amounts in cost of revenue, product development expense, sales and marketing expense and general and administrative expense.

Product Development Expense

	Nine Months Ended September 30,		Change From Nine Months Ended September 30, 2010 to 2011
	2010	2011
	(dollars in thousands)
Product development expense	$6,498	$5,149	$(1,349)	(20.8)%
Less stock-based compensation (benefit) expense included in product development expense	2,364	265	(2,099)	(88.8)%

Product development expense before stock-based compensation (benefit) expense	$4,134	$4,884	$750	18.1%

Product development expense decreased $1.3 million, from $6.5 million for the nine months ended September 30, 2010 to $5.1 million for the nine months ended September 30, 2011. Excluding stock-based compensation expense of $2.4 million and $0.3 million for the nine months ended September 30, 2010 and 2011, respectively, product development expense before stock-based compensation expense increased $0.8 million, or 18.1%, from $4.1 million for the nine months ended September 30, 2010 to $4.9 million for the nine months ended September 30, 2011, primarily due to a $0.4 million increase in personnel costs due to increased headcount and a $0.3 million increase in costs for design and testing of new products launched in 2011.

Sales and Marketing Expense

	Nine Months Ended September 30,		Change From Nine Months Ended September, 2010 to 2011
	2010	2011
	(dollars in thousands)
Sales and marketing expense	$15,367	$21,642	$6,275	40.8%
Less stock-based compensation (benefit) expense included in sales and marketing expense	1,291	681	(610)	(47.3)%

Sales and marketing expense before stock-based compensation (benefit) expense	$14,076	$20,961	$6,885	48.9%

Sales and marketing expense increased $6.3 million, or 40.8%, from $15.4 million for the nine months ended September 30, 2010 to $21.6 million for the nine months ended September 30, 2011. Excluding stock-based compensation expense of $1.3 million and $0.7 million for the nine months ended September 30, 2010 and 2011, respectively, sales and marketing expense before stock-based compensation (benefit) expense increased $6.9 million, or 48.9%, from $14.1 million for the nine months ended September 30, 2010 to $21.0 million for the nine months ended September 30, 2011, primarily due to a $2.8 million increase in outgoing freight costs resulting from the fact that sales of gaming components and peripherals (which, on average, have higher freight costs as a percentage of their selling prices than our high-performance memory components) generated a higher percentage of our net revenues in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, a $2.2 million increase in advertising, tradeshow and marketing expenses to support sales activity, and a $1.7 million increase in personnel costs due to an increase in headcount.

General and Administrative Expense

	Nine Months Ended September 30,		Change From Nine Months Ended September 30, 2010 to 2011
	2010	2011
	(dollars in thousands)
General and administrative expense	$11,434	$9,489	$(1,945)	(17.0)%
Less stock-based compensation (benefit) expense included in general and administrative expense	2,949	922	(2,027)	(68.7)%

General and administrative expense before stock-based compensation (benefit) expense	$8,485	$8,567	$82	1.0%

General and administrative expense decreased $1.9 million, or 17.0%, from $11.4 million for the nine months ended September 30, 2010 to $9.5 million for the nine months ended September 30, 2011. Excluding stock-based compensation expense of approximately $2.9 million and $0.9 million for the nine months ended September 30, 2010 and 2011, respectively, general and administrative expense before stock-based compensation (benefit) expense increased $0.1 million, or 1.0%, from $8.5 million for the nine months ended September 30, 2010 to $8.6 million for the nine months ended September 30, 2011, primarily due to a $0.6 million increase in personnel costs due to an increase in headcount and a $0.2 million increase in legal and professional fees incurred in the nine months ended September 30, 2011, offset in part by $0.5 million loss on extinguishment of debt in connection with the early repayment of an interim funding facility incurred in the nine months ended September 30, 2010 and a decrease in bad debt expenses of $0.2 million in the nine months ended September 30, 2011.

Interest Expense, Net

Interest expense, net declined $0.4 million for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, reflecting a decrease in average borrowings under our revolving credit facility for the nine months ended September 30, 2011, as well as the repayment of our interim funding facility in February 2010.

Gain (loss) on Revaluation of Common Stock Warrants

The loss on revaluation of common stock warrants increased $0.1 million, from a loss of $0.3 million for the nine months ended September 30, 2010 to a loss of $0.4 million for the nine months ended September 30, 2011, primarily reflecting the adjustments for fair value remeasurement of the BHC warrants and the reduction in the number of shares issuable on exercise of the BHC warrants due to the Share Repurchase in May 2011.

Other Income (Expense), Net

Other income (expense), net improved slightly with a small foreign exchange loss in the nine months ended September 30, 2010 and a small foreign exchange gain in the nine months ended September 30, 2011.

Income Tax Benefit (Expense)

We recognized income tax expense of $1.7 million for the nine months ended September 30, 2011 compared to income tax expense of $13.3 million for the nine months ended September 30, 2010. The $11.6 million decrease in income tax expense was primarily due to the valuation allowance of $13.6 million recorded in the nine months ended September 30, 2010 to fully reserve the deferred tax assets from stock-based compensation charges, offset in part by an increase in taxable income excluding stock-based compensation expense in the 2011 period. In addition, for the nine months ended September 30, 2011 we reversed $3.2 million of valuation allowance as a result of stock option exercises, generating a tax deduction for U.S. federal income tax purposes of approximately $9.8 million. The resulting tax deduction from stock option exercises may be carried back to recover certain U.S. federal income taxes paid during tax year 2009.

Years Ended December 31, 2008, 2009 and 2010

Net Revenues

Net revenues increased $54.0 million, or 16.6%, from $325.6 million in 2009 to $379.6 million in 2010, reflecting a 4.0% increase in net revenues generated by our high-performance memory components segment and a 53.5% increase in net revenues generated by our gaming components and peripherals segment. Net revenues of our high-performance memory components segment increased by $9.8 million, or 4.0%, from $243.1 million in 2009 to $253.0 million in 2010, due to a 28.7% increase in the average selling price of our DRAM modules in 2010 compared to 2009, offset in part by a 19.2% decrease in unit shipments of our DRAM modules. The higher average selling price reflects the higher cost of DRAM IC content, which correspondingly led to a decrease in unit sales. While average market prices of DRAM ICs and the corresponding DRAM modules that we sold were higher in 2010 compared to 2009, prices declined during the second half of 2010, whereas they increased during the second half of 2009. The decline in the second half of 2010 had a negative impact on our net revenues during the fourth quarter of 2010 as compared to the fourth quarter of 2009. Net revenues of our gaming components and peripherals segment increased by $44.2 million, or 53.5%, from $82.5 million in 2009 to $126.7 million in 2010, due to a 48.2% increase in unit shipments which we attribute to our marketing efforts and increased distribution of those products and a 3.6% increase in average selling price in 2010 compared to 2009, as well as the introduction of new products. Of the $126.7 million in net revenues from our gaming components and peripherals segment for 2010, $47.0 million was derived from sales of new products introduced in 2010.

Net revenues decreased $15.4 million, or 4.5%, from $341.1 million in 2008 to $325.6 million in 2009, reflecting a 17.8% decrease in net revenues generated by our high-performance memory components segment, offset in part by a 53.5% increase in net revenues generated by our gaming components and peripherals segment. Net revenues of our high-performance memory components segment decreased by $52.6 million, or 17.8%, from $295.8 million in 2008 to $243.1 million in 2009, due to an 18.9% decrease in unit shipments of our DRAM modules in 2009 compared to 2008, offset in part by a 1.3% increase in average selling price of our DRAM modules. Net revenues of our gaming components and peripherals segment increased by $37.2 million, or 82.1%, from $45.3 million in 2008 to $82.5 million in 2009, due to a 55.0% increase in unit shipments which we attribute to our marketing efforts and increased distribution of those products and a 17.5% increase in average selling price in 2009 compared to 2008. Of the $82.5 million in net revenues from our gaming components and peripherals segment for 2009, $26.6 million was derived from sales of new products introduced in 2009.

Cost of Revenue

Cost of revenue increased $49.7 million, or 17.8%, from $279.0 million for 2009 to $328.6 million for 2010, reflecting a 16.6% increase in net revenues during the same period. Cost of revenue for our high-performance memory components segment increased $14.5 million, or 6.8%, from $213.0 million for 2009 to $227.5 million for 2010, due to increased market prices of DRAM ICs. Cost of revenue for our gaming components and peripherals segment increased $35.1 million, or 53.2%, from $66.0 million for 2009 to $101.2 million for 2010, reflecting higher unit sales in that segment.

Cost of revenue decreased $26.5 million, or 8.7%, from $305.5 million for 2008 to $279.0 million for 2009, reflecting a 4.5% decrease in net revenues during the same period.

Gross Profit

Gross profit increased $4.3 million, or 9.3%, from $46.7 million for 2009 to $51.0 million for 2010, reflecting a 16.6% increase in net revenues and a change in product mix, with our higher margin gaming components and peripherals segment accounting for 33.4% of our total net revenues for 2010 compared to 25.3% for 2009. Gross margin declined from 14.3% for 2009 to 13.4% for 2010.

Revenue from our DRAM business is driven by four primary factors: units sold, average DRAM module capacity, average market prices of DRAM ICs and the product mix between our higher-priced, high performance and value-priced DRAM modules. However, gross margin is driven by the trend in prices of DRAM ICs and the product mix between our higher-priced, high-performance DRAM modules and our value-priced DRAM modules. As market DRAM IC prices fall, this negatively impacts average selling prices of our modules and can have a negative impact on gross margins.

Average market prices of DRAM ICs declined during 2010, while those prices increased during 2009. These declines resulted in lower gross margin on sales of our high-performance memory components in 2010, which offset the favorable gross margin impact from increased net revenues from our gaming components and peripherals segment during 2010. However, average selling prices of our DRAM modules increased in 2010, despite declining DRAM IC prices, due to the shift to higher-priced, high-performance DRAM modules.

Gross profit increased $11.1 million, or 31.2%, from $35.6 million for 2008 to $46.7 million for 2009, reflecting a change in product mix, with our higher margin gaming components and peripherals segment accounting for 25.3% of our total net revenues for 2009 compared to 13.3% for 2008, offset in part by a 4.5% decrease in net revenues. Gross margin increased from 10.4% for 2008 to 14.3% for 2009.

Operating Expenses

We have three categories of operating expenses: product development expense, sales and marketing expense and general and administrative expense. Stock-based compensation (benefit) expense, which is a non-cash item and, prior to June 29, 2010, varied significantly from period to period for reasons unrelated to our operating results due to our use of liability accounting, is a component of each of these three categories of expenses. In the following sections, we include a discussion of each of these three categories of expenses before giving effect to the impact of stock-based compensation (benefit) expense in order to focus on other components included in these expenses. In that regard, our management believes that operating metrics that exclude stock-based compensation (benefit) expense provide a more direct view of our operating results (especially because of the variability in stock-based compensation (benefit) expense that, until June 29, 2010, was caused by our use of liability accounting) and therefore uses metrics that exclude stock-based compensation (benefit) expense in managing our business. In addition, the stock and stock option repurchase rights that, combined with our past practice of repurchasing shares issued under our equity incentive plans within six months of option exercise, required us to use liability accounting, were terminated on June 29, 2010. Stock and stock option awards are no longer subject to re-measurement for each reporting period as we do not plan to continue our past practice of repurchasing shares issued under our equity incentive plans within six months of option exercise, except as may be required under our ESOP.

We therefore believe that discussing these three categories of expenses before giving effect to the impact of stock-based compensation (benefit) expense is appropriate to present our historical financial data in a manner that is consistent with both the way in which our management evaluates our results of operations and our intended operations as a public company following this offering.

As noted above, prior to June 29, 2010, our stock-based compensation (benefit) expense was accounted for predominantly under the liability method and therefore changed primarily due to changes in the fair value of our common stock. Prior to June 29, 2010, the intrinsic value of awards to most of our employees was re-measured at the end of each reporting period until the award was exercised and the holder was exposed to the market value of the shares for a reasonable period of time (at least six months) or the award was settled, cancelled or expired unexercised. We incurred stock-based compensation expense of $28.0 million and $8.3 million in 2009 and 2010, respectively, due to an increase in the fair value of our common stock, which accounted for $27.8 million and $5.7 million, respectively, of that expense. We recorded a stock-based compensation benefit of $12.8 million in 2008 due to a decline in the fair value of our common stock. We included these amounts in cost of revenue, product development expense, sales and marketing expense and general and administrative expense.

As noted above, the fair value of our common stock declined for the year ended December 31, 2008. The decline in fair value of our common stock for the year ended December 31, 2008 was due to a significant decline in average selling price of our DRAM modules, which adversely affected our operating performance, financial condition and expected results of operations. These factors contributed to the stock-based compensation benefit that we recognized in 2008.

Product Development Expense

	Year Ended December 31,			Change From
	2008	2009	2010	2008 to 2009		2009 to 2010
	(dollars in thousands)
Product development expense	$87	$13,514	$8,047	$13,427	N/M	$(5,467)	(40.5)%
Less stock-based compensation (benefit) expense included in product development expense	(4,353)	8,389	2,480	12,742	N/M	(5,909)	(70.4)%

Product development expense before stock-based compensation (benefit) expense	$4,440	$5,125	$5,567	$685	15.4%	$442	8.6%

N/M means not meaningful.

In 2010, product development expense decreased $5.5 million, or 40.5%, from $13.5 million in 2009 to $8.0 million in 2010. Excluding stock-based compensation expense of $8.4 million in 2009 and $2.5 million in

2010, product development expense before stock-based compensation (benefit) expense increased $0.4 million, or 8.6%, from $5.1 million in 2009 to $5.6 million in 2010, primarily due to a $0.2 million increase in personnel costs due to increased headcount and a $0.2 million increase in costs for design and testing of new audio products launched in 2010.

In 2009, product development expense increased $13.4 million, from $0.1 million in 2008 to $13.5 million in 2009. Excluding stock-based compensation benefit of $4.4 million in 2008 and stock-based compensation expense of $8.4 million in 2009, product development expense before stock-based compensation (benefit) expense increased $0.7 million, or 15.4%, from $4.4 million in 2008 to $5.1 million in 2009, primarily due to a $0.6 million increase in personnel costs due to increased headcount and a $0.1 million increase in costs for design and testing of new products launched in 2009.

Sales and Marketing Expense

	Year Ended December 31,			Change From
	2008	2009	2010	2008 to 2009		2009 to 2010
	(dollars in thousands)
Sales and marketing expense	$17,534	$23,780	$21,942	$6,246	35.6%	$(1,838)	(7.7)%
Less stock-based compensation (benefit) expense included in sales and marketing expense	(1,389)	7,878	1,631	9,267	N/M	(6,247)	(79.3)%

Sales and marketing expense before stock-based compensation (benefit) expense	$18,923	$15,902	$20,311	$(3,021)	(16.0)%	$4,409	27.7%

N/M means not meaningful.

In 2010, sales and marketing expense decreased $1.8 million, or 7.7%, from $23.8 million in 2009 to $21.9 million in 2010. Excluding stock-based compensation expense of $7.9 million in 2009 and $1.6 million in 2010, sales and marketing expense before stock-based compensation (benefit) expense increased $4.4 million, or 27.7%, from $15.9 million in 2009 to $20.3 million in 2010. The increase, excluding stock-based compensation (benefit) expense, was primarily due to a $1.7 million increase in outgoing freight expense arising from an increase in net revenues in 2010 as compared to 2009 and, additionally, the fact that sales of gaming components and peripherals (which, on average, have higher freight costs as a percentage of their selling prices than our high-performance memory components) generated a higher percentage of our net revenues in 2010 compared to 2009. Sales and marketing expenses, excluding stock-based compensation (benefit) expense, were also higher in 2010 due to a $1.5 million increase in advertising, tradeshow and marketing expenses to support sales activities, a $0.8 million increase in personnel costs due to increased headcount and a $0.5 million increase in consulting and external services expenses.

In 2009, sales and marketing expense increased $6.2 million, or 35.6%, from $17.5 million in 2008 to $23.8 million in 2009. Excluding stock-based compensation benefit of $1.4 million in 2008 and stock-based compensation expense of $7.9 million in 2009, sales and marketing expense before stock-based compensation (benefit) expense decreased $3.0 million, or 16.0%, from $18.9 million in 2008 to $15.9 million in 2009, primarily due to a $2.1 million decrease in freight expense primarily due to reduced shipments as a result of decreased sales, a $1.3 million decrease in advertising, tradeshow and marketing expenses as a result of cost cutting measures and a $0.5 million decrease in consulting and external services expenses, offset in part by a $0.9 million increase in personnel costs.

General and Administrative Expense

	Year Ended December 31,			Change From
	2008	2009	2010	2008 to 2009		2009 to 2010
	(dollars in thousands)
General and administrative expense	$4,668	$20,201	$14,113	$15,533	332.8%	$(6,088)	(30.1)%
Less stock-based compensation (benefit) expense included in general and administrative expense	(5,407)	11,289	3,272	16,696	N/M	(8,017)	(71.0)%

General and administrative expense before stock-based compensation (benefit) expense	$10,075	$8,912	$10,841	$(1,163)	(11.5)%	$1,929	21.6%

N/M means not meaningful.

In 2010, general and administrative expense decreased $6.1 million, or 30.1%, from $20.2 million in 2009 to $14.1 million in 2010. Excluding stock-based compensation expense of $11.3 million in 2009 and $3.3 million in 2010, general and administrative expense before stock-based compensation (benefit) expense increased $1.9 million, or 21.6%, from $8.9 million in 2009 to $10.8 million in 2010, primarily due to a $0.9 million increase in legal and professional fees, a $0.7 million increase in personnel expense due to increased headcount and a $0.5 million loss on extinguishment of debt in connection with the early repayment of an interim funding facility, offset in part by a $0.2 million decrease in consulting fees.

In 2009, general and administrative expense increased $15.5 million, from $4.7 million in 2008 to $20.2 million in 2009. Excluding stock-based compensation benefit of $5.4 million in 2008 and stock-based compensation expense of $11.3 million in 2009, general and administrative expense before stock-based compensation (benefit) expense decreased $1.2 million, or 11.5%, from $10.1 million in 2008 to $8.9 million in 2009, primarily due to a $1.0 million decrease in legal and professional fees, a $0.7 million decrease in consulting fees and a $0.4 million decrease in other administrative expense, including travel and depreciation, due to cost cutting measures, offset in part by a $0.9 million increase in personnel expense.

Interest Expense, Net

Interest expense, net declined $0.6 million from 2009 to 2010, reflecting a decrease in average borrowings under our revolving credit facility in 2010, and repayment of our interim funding facility in February 2010. Interest expense, net declined $0.8 million from 2008 to 2009, reflecting a decrease in average borrowings under our revolving credit facility in 2009, offset in part by interest on our interim funding facility. We entered into the interim funding facility on June 18, 2009 and received a $5.0 million term loan under that facility.

Gain (Loss) on Revaluation of Common Stock Warrants

Gain (loss) on revaluation of common stock warrants was a loss of $0.4 million in 2010, due to an increase in the fair value of our common stock issuable upon exercise of the BHC warrants that we issued in 2009 to a lender in connection with a loan made to us by that lender. Gain (loss) on revaluation of common stock warrants was a loss of $1.7 million in 2009, due to an increase in the fair value of our common stock issuable upon exercise of the BHC warrants. There was no similar gain or loss in 2008 as no warrants were outstanding during that year.

Other Income (Expense), Net

Other income (expense), net was a loss of $0.2 million for 2010 compared to income of $0.3 million for 2009, due to a foreign exchange loss of $0.2 million in 2010 and $0.2 million of other income in 2009 due to a litigation settlement. Other income (expense), net was a loss of $0.1 million for 2008 compared to income of $0.3 million for 2009, due to a foreign exchange loss of $0.2 million in 2008 and $0.2 million of other income in 2009 due to a litigation settlement.

Income Tax Expense (Benefit)

We recorded income tax expense of $15.3 million for 2010, compared to income tax benefit of $5.3 million for 2009. During the third quarter of 2010 we recorded a valuation allowance on deferred tax assets for federal income tax purposes as it appeared more likely than not that we would not be able to realize these assets. As of December 31, 2010 this valuation allowance totaled $13.6 million. The deferred tax assets against which a valuation allowance was recorded related to the expected future realization arising from stock-based compensation expense timing differences between projected operating results for U.S. federal income tax purposes and projected operating results of our U.S. entity calculated on a GAAP basis. In assessing the realizability of deferred tax assets, we considered our three year cumulative results of operations for our U.S. entity, which showed a loss as of the end of the third quarter of 2010. Although the percentage of revenues by geography remained relatively consistent with the prior year, the pre-tax results of operations for the U.S. entity were adversely affected by other factors, including stock-based compensation expenses. We also considered that while our consolidated forecast of future operating results changed only modestly over time, the forecast of operating results by legal entity (and therefore by tax jurisdiction) had changed significantly due to continued refinement of our global supply chain and related changes in terms of our intercompany arrangements. Another factor considered was that in light of our reassessment of our IPO timeline during the third quarter of 2010, we projected a delay in the timing of stock option exercises which could cause us to lose our ability to carry back a portion of the related deductions to recover any previously paid income tax. The benefit recorded in 2009 was due to losses in that year, as well as the reversal at the beginning of the year of a valuation allowance of $1.8 million.

We recognized income tax benefit of $5.3 million for 2009, compared to $0.6 million for 2008. The $4.7 million increase in income tax benefit was due to higher losses in 2009. Our effective tax rate for 2009 was significantly affected due to the reversal of the beginning of the year valuation allowance of $ 1.8 million.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data and other financial data and our net revenues by segment for the following periods, expressed in dollars and as a percentage of consolidated net revenues, and our unaudited quarterly consolidated gross profit and gross margin by segment. We have prepared the consolidated statements of operations for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, each consolidated statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of our consolidated results of operations for these periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The quarterly statements of operations data and other financial data are not indicative of operating results for any future period.

	Three Months Ended
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011
	(dollars in thousands)
Consolidated Statement of Operations Data:
Net revenues	$64,409	$61,374	$86,711	$113,139	$103,538	$72,717	$96,108	$107,263	$107,429	$93,667	$116,503
Cost of revenue(1)	56,489	55,645	72,691	94,151	88,777	63,453	85,521	90,890	88,537	81,700	96,260

Gross profit	7,920	5,729	14,020	18,988	14,761	9,264	10,587	16,373	18,892	11,967	20,243
Operating expenses:
Product development(1)	968	897	4,309	7,340	6,009	(1,082)	1,571	1,549	1,459	1,702	1,988
Sales and marketing(1)	3,898	3,263	6,604	10,015	8,535	1,864	4,968	6,575	6,592	6,619	8,431
General and administrative(1)	1,933	1,590	6,824	9,854	8,947	(450)	2,937	2,679	3,147	2,786	3,556

Total operating expenses	6,799	5,750	17,737	27,209	23,491	332	9,476	10,803	11,198	11,107	13,975

Income (loss) from operations	1,121	(21)	(3,717)	(8,221)	(8,730)	8,932	1,111	5,570	7,694	860	6,268
Interest expense, net	(496)	(223)	(448)	(563)	(500)	(256)	(205)	(202)	(181)	(217)	(179)
Gain (loss) on revaluation of common stock warrants	—	—	(625)	(1,097)	(1,014)	580	190	(191)	(532)	522	(361)
Other income (expense), net	13	63	69	165	(105)	(74)	116	(108)	41	(22)	35

Income (loss) before income taxes	638	(181)	(4,721)	(9,716)	(10,349)	9,182	1,212	5,069	7,022	1,143	5,763
Income tax expense (benefit)(2)	385	(2)	(1,294)	(4,379)	1,024	1,082	11,199	2,009	2,159	(2,791)	2,326

Net income (loss)	$253	$(179)	$(3,427)	$(5,337)	$(11,373)	$8,100	$(9,987)	$3,060	$4,863	$3,934	$3,437

Other Financial Data:
Adjusted EBIT(3)	$1,102	$55	$6,135	$9,874	$5,356	$1,485	$1,919	$6,415	$8,358	$1,484	$6,975
Adjusted net income (loss)(3)	$234	$(103)	$6,425	$466	$2,449	$798	$2,472	$3,891	$5,516	$1,394	$4,133

	Three Months Ended

	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011
Consolidated Statement of Operations Data:
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100%
Cost of revenue(1)	87.7	90.7	83.8	83.2	85.7	87.3	89.0	84.7	82.4	87.2	82.6

Gross profit	12.3	9.3	16.2	16.8	14.3	12.7	11.0	15.3	17.6	12.8	17.4
Operating expenses:
Product development(1)	1.5	1.5	5.0	6.5	5.8	(1.5)	1.6	1.4	1.4	1.8	1.7
Sales and marketing(1)	6.1	5.3	7.6	8.9	8.2	2.6	5.2	6.1	6.1	7.1	7.2
General and administrative(1)	3.0	2.6	7.9	8.7	8.6	(0.6)	3.1	2.5	2.9	3.0	3.1

Total operating expenses	10.6	9.4	20.5	24.0	22.7	0.5	9.9	10.0	10.4	11.9	12.0

Income (loss) from operations	1.7	0.0	(4.3)	(7.3)	(8.4)	12.3	1.2	5.3	7.2	0.9	5.4
Interest expense, net	(0.8)	(0.4)	(0.5)	(0.5)	(0.5)	(0.4)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)
Gain (loss) on revaluation of common stock warrants	—	—	(0.7)	(1.0)	(1.0)	0.8	0.2	(0.2)	(0.5)	0.5	(0.3)
Other income (expense), net	0.0	0.1	0.1	0.1	(0.1)	(0.1)	0.1	(0.1)	0.0	0.0	0.0

Income (loss) before income taxes	1.0	(0.3)	(5.4)	(8.6)	(10.0)	12.6	1.3	4.8	6.5	1.2	4.9
Income tax expense (benefit)(2)	0.6	0.0	(1.5)	(3.9)	1.0	1.5	11.7	1.9	2.0	(3.0)	2.0

Net income (loss)	0.4%	(0.3)%	(4.0)%	(4.7)%	(11.0)%	11.1%	(10.4)%	2.9%	4.5%	4.2%	2.9%

Other Financial Data:
Adjusted EBIT(3)	1.7%	0.1%	7.1%	8.7%	5.2%	2.0%	2.0%	6.0%	7.8%	1.6%	6.0%
Adjusted net income (loss)(3)	0.4%	(0.2)%	7.4%	0.4%	2.4%	1.1%	2.6%	3.6%	5.1%	1.5%	3.5%

(Footnotes appear on next page)

(1)	Includes stock-based compensation (benefit) expense for the following periods expressed in dollars and as a percentage of consolidated net revenues:

	Three Months Ended
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011
		(dollars in thousands)
Cost of revenue	$(49)	$2	$199	$296	$511	$297	$35	$66	$34	$60	$33
Product development	(54)	4	3,037	5,402	4,577	(2,411)	198	116	94	56	115
Sales and marketing	58	62	2,578	5,180	3,424	(2,359)	226	340	257	252	172
General and administrative	26	8	4,038	7,217	5,574	(2,974)	349	323	279	256	387

Total	$(19)	$76	$9,852	$18,095	$14,086	$(7,447)	$808	$845	$664	$624	$707

	Three Months Ended
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011
Cost of revenue	(0.1)%	0.0%	0.2%	0.3%	0.5%	0.4%	0.0%	0.1%	0.0%	0.1%	0.0%
Product development	0.1	0.0	3.5	4.8	4.4	(3.3)	0.2	0.1	0.1	0.1	0.1
Sales and marketing	(0.1)	0.1	3.0	4.6	3.3	(3.2)	0.2	0.3	0.2	0.3	0.1
General and administrative	0.0	0.0	4.7	6.4	5.4	(4.1)	0.4	0.3	0.3	0.3	0.3

Total	(0.1)%	0.1%	11.4%	16.1%	13.6%	(10.2)%	0.8%	0.8%	0.6%	0.6%	0.6%

(2)	During the three months ended March 31, 2010 and June 30, 2010, given our actual and projected three year cumulative results of operations and other positive and negative factors as of those dates, it appeared more likely than not that we would be able to realize the deferred tax assets as of December 31, 2009, but that we would not be able to realize additional deferred tax assets generated during those periods from stock-based compensation charges. Accordingly, we recorded a valuation allowance of $4.6 million and released a valuation allowance of $2.5 million as of March 31, 2010 and June 30, 2010, respectively. During the three months ended September 30, 2010, based on a reassessment of our actual and projected three year cumulative results of operations and other positive and negative factors, it appeared more likely than not that we would not be able to realize the deferred tax assets related to stock-based compensation charges as of September 30, 2010. Accordingly, we increased the valuation allowance as of September 30, 2010 to fully reserve the deferred tax assets from stock-based compensation charges, and this valuation allowance was $13.6 million as of December 31, 2010. In addition, for the nine months ended September 30, 2011 we reversed $3.2 million of valuation allowance as a result of stock option exercises, generating a tax deduction for U.S. federal income tax purposes of approximately $9.8 million. The resulting tax deduction from stock option exercises may be carried back to recover certain U.S. federal income taxes paid during tax year 2009.

(3)	We present adjusted EBIT and adjusted net income (loss) in this prospectus to provide investors with supplemental measures of our operating performance. Adjusted EBIT and adjusted net income (loss) are non-GAAP financial measures. See “—Key Performance Measures” below for an explanation of how we compute adjusted EBIT and adjusted net income (loss) and for a reconciliation to net income (loss), the most directly comparable GAAP financial measure.

Our net revenues by segment for the following quarters, expressed both in dollars and as a percentage of consolidated net revenues, are shown below:

	Three Months Ended
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011
		(dollars in thousands)
High-performance memory components	$51,662	$46,328	$63,511	$81,623	$75,056	$47,966	$62,512	$67,427	$64,426	$52,522	$58,233
Gaming components and peripherals	12,747	15,046	23,200	31,516	28,482	24,751	33,596	39,836	43,003	41,145	58,270

Total	$64,409	$61,374	$86,711	$113,139	$103,538	$72,717	$96,108	$107,263	$107,429	$93,667	$116,503

High-performance memory components	80.2%	75.5%	73.2%	72.1%	72.5%	66.0%	65.0%	62.9%	60.0%	56.1%	50.0%
Gaming components and peripherals	19.8%	24.5%	26.8%	27.9%	27.5%	34.0%	35.0%	37.1%	40.0%	43.9%	50.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Our gross profit and gross margin, which we define as gross profit as a percentage of net revenues, by segment are shown below:

	Three Months Ended
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011
	(dollars in thousands)
Gross Profit:
High-performance memory components	$5,426	$2,947	$9,164	$12,630	$9,088	$3,925	$4,259	$8,198	$10,415	$4,508	$9,124
Gaming components and peripherals	2,494	2,782	4,856	6,358	5,673	5,339	6,328	8,175	8,477	7,459	11,119

Total	$7,920	$5,729	$14,020	$18,988	$14,761	$9,264	$10,587	$16,373	$18,892	$11,967	$20,243

Gross Margin:
High-performance memory components	10.5%	6.4%	14.4%	15.5%	12.1%	8.2%	6.8%	12.2%	16.2%	8.6%	15.7%
Gaming components and peripherals	19.6%	18.5%	20.9%	20.2%	19.9%	21.6%	18.8%	20.5%	19.7%	18.1%	19.1%
Total	12.3%	9.3%	16.22%	16.8%	14.31%	12.71%	11.0%	15.3%	17.6%	12.8%	17.4%

We have experienced and expect to continue to experience seasonal fluctuations in sales due to the spending patterns of our customers. Our unit sales volumes have generally been lowest in the first and second calendar quarters due to lower sales following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced CPUs, graphics cards and other computer hardware products, which usually takes place in the second calendar quarter and which tends to drive sales in the following two quarters. As a consequence of seasonality, our total unit shipments for the second calendar quarter are generally the lowest of the year, followed by unit shipments for the first calendar quarter, although the effect of these lower quarterly unit volumes on our consolidated net revenues may be masked by changes in average selling prices of our products. We expect these seasonality trends to continue.

Our quarterly net revenues decreased $3.0 million, or 4.7%, from $64.4 million for the three months ended March 31, 2009 to $61.4 million for the three months ended June 30, 2009. Net revenues of our high-performance memory components segment decreased by $5.3 million in the second quarter compared to the first quarter of 2009. The decrease in net revenues of our high-performance memory components segment was partially offset by a $2.3 million increase in net revenues of our gaming components and peripherals segment in the second quarter compared to the first quarter of 2009. Net revenues in the first two quarters of 2009 were adversely affected by continuing weakness of the global economy and its adverse impact on consumer spending.

Our quarterly net revenues increased $25.3 million, or 41.3%, from $61.4 million for the three months ended June 30, 2009 to $86.7 million for the three months ended September 30, 2009. Net revenues of our high-performance memory components segment increased by $17.2 million in the third quarter compared to the second quarter of 2009. The remaining $8.1 million increase in third quarter over second quarter net revenues was attributable to an increase in net revenues of our gaming components and peripherals segment due to sales of new solid-state drive, computer case and cooling system products introduced in the second quarter of 2009, as well as an increase in sales of existing products in this segment.

Our quarterly net revenues increased $26.4 million, or 30.5%, from $86.7 million for the three months ended September 30, 2009 to $113.1 million for the three months ended December 31, 2009. Net revenues of our high-performance memory components segment increased by $18.0 million in the fourth quarter compared to the third quarter of 2009 primarily due to an increase in average selling prices of our DRAM modules. The remaining $8.4 million increase in fourth quarter over third quarter net revenues was attributable to an increase in net revenues of our gaming components and peripherals segment due to an increase in sales of new solid-state drive, computer case and cooling system products introduced in the second quarter of 2009, as well as an increase in sales of existing products in this segment.

Our quarterly net revenues decreased $9.6 million, or 8.5%, from $113.1 million for the three months ended December 31, 2009 to $103.5 million for the three months ended March 31, 2010. Net revenues of our high-performance memory components segment decreased by $6.6 million in the first quarter of 2010 compared to the fourth quarter of 2009 due to a decrease in the unit shipments of our DRAM modules. The remaining $3.0 million decrease in net revenues in the first quarter of 2010 over the fourth quarter of 2009 was attributable to a decrease in unit shipments of our gaming components and peripherals segment, offset in part by an increase in average selling price for that segment.

Our quarterly net revenues decreased $30.8 million, or 29.8%, from $103.5 million for the three months ended March 31, 2010 to $72.7 million for the three months ended June 30, 2010. Net revenues of our high-performance memory components segment decreased by $27.1 million in the second quarter of 2010 compared to the first quarter of 2010 primarily due to a decrease in the unit shipments of our DRAM modules, offset in part by an increase in average selling price for that segment. The remaining $3.7 million decrease in net revenues in the second quarter of 2010 over the first quarter of 2010 was attributable to a decrease in unit shipments of our gaming components and peripherals segment, as well as a decrease in average selling price for that segment.

Our quarterly net revenues increased $23.4 million, or 32.2%, from $72.7 million for the three months ended June 30, 2010 to $96.1 million for the three months ended September 30, 2010. Net revenues of our high- performance memory components segment increased by $14.5 million in the third quarter of 2010 compared to the second quarter of 2010 due primarily to an increase in the unit shipments of our DRAM modules, offset in part by a decrease in average selling price for that segment. The remaining $8.9 million increase in net revenues in the third quarter of 2010 over the second quarter of 2010 was attributable to an increase in unit shipments of our gaming components and peripherals segment, as well as an increase in average selling price for that segment.

Our quarterly net revenues increased $11.2 million, or 11.6%, from $96.1 million for the three months ended September 30, 2010 to $107.3 million for the three months ended December 31, 2010. Net revenues of our high- performance memory components segment increased by $4.9 million in the fourth quarter of 2010 compared to the third quarter of 2010 due primarily to an increase in unit shipments of our DRAM modules, offset in part by a decrease in average selling price for that segment. The remaining $6.2 million increase in net revenues in the fourth quarter of 2010 over the third quarter of 2010 was attributable to an increase in unit shipments of our gaming components and peripherals segment, offset in part by a decrease in average selling price for that segment.

Our quarterly net revenues increased $0.1 million, or 0.2%, from $107.3 million for the three months ended December 31, 2010 to $107.4 million for the three months ended March 31, 2011. Net revenues of our gaming components and peripherals segment increased by $3.2 million in the first quarter of 2011 compared to the fourth quarter of 2010 due primarily to an increase in unit shipments. Net revenues of our high-performance memory components segment decreased by $3.0 million in the first quarter of 2011 compared to the fourth quarter of 2010 due primarily to a decrease in the unit shipments of our DRAM modules.

Our quarterly net revenues decreased $13.8 million, or 12.8%, from $107.4 million for the three months ended March 31, 2011 to $93.7 million for the three months ended June 30, 2011 due to seasonal fluctuations in our business, in which second quarter unit shipments are generally lower than the first quarter. Net revenues of our gaming components and peripherals segment decreased by $1.9 million in the second quarter of 2011 compared to the first quarter of 2011 due primarily to a decrease in average selling price, partially offset by a small increase in unit shipments. Net revenues of our high-performance memory components segment decreased by $11.9 million in the second quarter of 2011 compared to the first quarter of 2011 due primarily to a decrease in the unit shipments of our DRAM modules.

Our quarterly net revenues increased $22.8 million, or 24.4%, from $93.7 million for the three months ended June 30, 2011 to $116.5 million for the three months ended September 30, 2011 due to seasonal fluctuations in our business, in which third quarter unit shipments are generally higher than the second quarter. Net revenues of our gaming components and peripherals segment increased by $17.1 million in the third quarter of 2011 compared to the second quarter of 2011 due primarily to a significant increase in the unit shipments, partially offset by a decrease in average selling price for that segment. Net revenues of our high-performance memory components segment increased by $5.7 million in the third quarter of 2011 compared to the second quarter of 2011 due primarily to a increase in the unit shipments of our DRAM modules, offset in part by a decrease in average selling price for that segment.

Key Performance Measures

In evaluating our business, our management considers adjusted EBIT and adjusted net income (loss) as key indicators of operating performance. We include adjusted EBIT and adjusted net income (loss) in this prospectus because:

•	each of them is a basis upon which our management assesses our operating performance; and

•	adjusted EBIT is a performance measure we use in determining management bonuses.

We define adjusted EBIT as net income (loss) less other income (expense), net, plus interest expense, net, gain (loss) on revaluation of common stock warrants, income tax expense (benefit) and stock-based compensation (benefit) expense. We define adjusted net income (loss) as net income (loss) plus tax-adjusted stock-based compensation (benefit) expense.

We use adjusted EBIT and adjusted net income (loss) as key performance measures because we believe they facilitate operating performance comparisons from period to period on a consistent basis because, in the case of adjusted EBIT, it removes the impact of stock-based compensation (benefit) expense (which is a non-cash item and, prior to June 29, 2010, varied substantially from period to period due to our use of liability accounting), gain (loss) on revaluation of our outstanding common stock warrants (which is a non-cash item), other income (expense), net (which consists of items, such as foreign currency gain or loss and income from scrap sales, that we do not consider indicative of our operating performance) and variations in our capital structure (affecting interest expense, net) and tax position (such as the impact of changes in effective tax rates) and because, in the case of adjusted net income (loss), it removes the impact of tax-adjusted stock-based compensation (benefit) expense. We have excluded stock-based compensation (benefit) expense from adjusted EBIT and tax-adjusted stock-based compensation (benefit) expense from adjusted net income (loss) because our management believes that operating metrics that exclude stock-based compensation (benefit) expense provide a more direct view of our operating results (especially because of the variability in stock-based compensation (benefit) expense that, until June 29, 2010, was caused by our use of liability accounting) and therefore uses metrics that exclude stock-based compensation (benefit) expense in managing our business. In addition, the stock and stock option repurchase rights that required us to use liability accounting were terminated on June 29, 2010, stock compensation liability was reclassified to stockholders’ equity (deficit) in our consolidated balance sheet, effective as of June 29, 2010, and these stock and stock option awards are no longer subject to remeasurement for each reporting period. Moreover, in light of the public market for our common stock that will exist after this offering, we do not plan to continue our past practice of repurchasing shares issued under our equity incentive plans within six months of option exercise, except as may be required under our ESOP. We therefore believe that eliminating stock-based compensation (benefit) expense is appropriate to present our historical financial data in a manner that is consistent with both the way in which our management evaluates our results of operations and our intended operations as a public company following this offering. Because adjusted EBIT and adjusted net income (loss) facilitate comparisons of our historical operating performance on a more consistent basis, we also use adjusted EBIT and adjusted net income (loss) for business planning purposes and for measuring our performance relative to that of our competitors. We also use adjusted EBIT as a performance measure in determining management bonuses. We also believe adjusted EBIT and adjusted net income (loss) and similar measures are widely used by investors and securities analysts as measures of financial performance.

Our use of adjusted EBIT and adjusted net income (loss) has limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures for capital expenditures or other contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not consider the potentially dilutive impact of issuing equity-based compensation;

•	they do not reflect the cash requirements necessary to service principal payments on our indebtedness or, in the case of adjusted EBIT, to pay interest on our indebtedness; and

•

other companies, including companies in our industry, may calculate these measures differently, and as the number of differences in the way different companies calculate these measures increases, the degree of their usefulness as a comparative measure correspondingly decreases.

Because of these limitations, adjusted EBIT and adjusted net income (loss) should not be considered as a measure of discretionary cash available to us to invest in our business.

The following table provides a reconciliation of adjusted EBIT to net income (loss), the most directly comparable GAAP financial measure, for each of the periods indicated:

	Three Months Ended
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011
		(in thousands)
Net income (loss)	$253	$(179)	$(3,427)	$(5,337)	$(11,373)	$8,100	$(9,987)	$3,060	$4,863	$3,934	$3,437
Less: other income (expense), net	13	63	69	165	(105)	(74)	116	(108)	41	(22)	35
Plus:
Interest expense, net	496	223	448	563	500	256	205	202	181	217	179
(Gain) loss on revaluation of common stock warrants	—	—	625	1,097	1,014	(580)	(190)	191	532	(522)	361
Income tax expense (benefit)	385	(2)	(1,294)	(4,379)	1,024	1,082	11,199	2,009	2,159	(2,791)	2,326
Stock-based compensation (benefit) expense	(19)	76	9,852	18,095	14,086	(7,447)	808	845	664	624	707

Adjusted EBIT	$1,102	$55	$6,135	$9,874	$5,356	$1,485	$1,919	$6,415	$8,358	$1,484	$6,975

The following table provides a reconciliation of adjusted net income (loss) to net income (loss), the most directly comparable GAAP financial measure, for each of the periods indicated:

	Three Months Ended
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011
	(in thousands)
Net income (loss)	$253	$(179)	$(3,427)	$(5,337)	$(11,373)	$8,100	$(9,987)	$3,060	$4,863	$3,934	$3,437
Stock-based compensation (benefit) expense	(19)	76	$9,852	18,095	$14,086	(7,447)	808	845	664	624	707
Less: tax adjustment(1)	—	—	—	12,292	264	(145)	(11,651)	14	11	3,164	11

Adjusted net income (loss)	$234	$(103)	$6,425	$466	$2,449	$798	$2,472	$3,891	$5,516	$1,394	$4,133

(1)	The tax adjustment reflects the increase in income tax expense or decrease in income tax benefit, as the case may be, that would have been reflected in our consolidated statement of operations for the applicable period if stock-based compensation (benefit) expense was not deducted or added, as the case may be, in computing net income (loss). We revised our valuation allowance in 2009 and again in 2010. For the nine months ended September 30, 2011, we reversed $3.2 million of valuation allowance as a result of stock option exercises. These exercises generated a tax deduction for U.S. federal income tax purposes of approximately $9.8 million, some or all of which will be carried back to recover certain U.S. federal income tax paid during previous tax years to the extent that we incur taxable losses for U.S. federal income tax purposes for 2011. Prior to 2009, there was no income tax impact associated with stock-based compensation (benefit) expense as the related deferred tax assets were subject to a full valuation allowance.

Liquidity and Capital Resources

Our primary operating cash requirements are the cost of purchasing DRAM ICs, amounts paid to third parties who manufacture our products, personnel costs, freight costs, costs of information technology systems and facilities costs.

We finance our operations primarily through cash flow from operations, borrowing under our bank credit facility and credit extended by manufacturers and suppliers of our products and components. Credit terms vary from vendor to vendor but typically allow us from 10 to 40 days to pay for DRAM modules and USB flash drives and from 30 to 90 days to pay for the other products they manufacture for us. See “Risk Factors—Risks Related to Our Business—We need substantial working capital to operate our business and we rely to a significant degree on credit extended by our manufacturers and suppliers and borrowings under our revolving credit facility to meet our working capital needs. If we are unable to meet our working capital needs, we may be required to reduce expenses or delay the development, commercialization and marketing of our products, which would adversely affect our prospects for growth.” In the past we have also financed our operations with the proceeds from loans made to us by some of our stockholders. We do not anticipate that any similar stockholder loans will be made in the future.

Net Cash Provided by or Used in Operating Activities. Net cash provided by operating activities for the nine months ended September 30, 2011 was $15.1 million. Net income combined with adjustments for non-cash operating expenses generated $15.9 million of operating cash flow, with net income of $12.2 million and adjustments for non-cash operating expenses of $3.7 million. The non-cash operating expenses include an increase in deferred tax assets of $3.1 million, a provision for doubtful accounts and revenue return reserves of $2.8 million, stock-based compensation expense of $2.0 million, depreciation and amortization of $1.5 million and a $0.4 million increase in common stock warrant liability. Net changes in assets and liabilities reduced cash flow from operations by $0.8 million, with increases in accounts receivable of $12.6 million, inventories of $5.8 million, and prepaid expenses and other current assets of $0.8 million, partially offset by increases in accounts payable of $13.1 million, income taxes payable of $3.2 million and other liabilities and accrued expenses of $2.0 million. The increase in common stock warrant liability, which was accounted for under the liability method, was due to an increase in the fair value of our common stock. The increase in accounts receivable and the corresponding provision for doubtful accounts and sales returns was due to revenue growth as well as timing of net revenues and customer payments. The increase in inventories was primarily due to increased sales of longer lead time gaming components and peripherals products. The increase in prepaid expenses and other current assets was due to capitalized costs of our proposed initial public offering. The increase in accounts payable and other liabilities and accrued expenses was due to revenue growth and the corresponding increases in inventory purchases and operating expenses. Income taxes payable increased due to higher estimated taxes based on first quarter 2011 profits.

Net cash provided by operating activities for the nine months ended September 30, 2010 was $8.6 million. Net loss combined with adjustments for non-cash operating expenses generated $10.6 million of operating cash flow, with net loss of $13.3 million favorably offset by non-cash operating expenses of $23.8 million. The non-cash operating expenses include a reduction in deferred tax assets of $11.5 million, stock-based compensation expense of $7.4 million, a provision for doubtful accounts and revenue return reserves of $2.6 million, depreciation and amortization of $1.3 million, debt issuance cost amortization of $0.6 million and a $0.2 million increase in common stock warrant liability. Net changes in assets and liabilities decreased cash flow from operations by $1.9 million, with a decrease in income tax payable of $3.8 million, increase in prepaid expenses and other current assets of $3.5 million, increase in accounts receivable of $3.3 million and decrease in other liabilities and accrued expenses of $1.7 million, partially offset by an increase in accounts payable of $10.1 million and a decrease in inventories of $0.4 million. The reduction in deferred tax assets resulted from our having recorded a valuation allowance against deferred tax assets associated with stock-based compensation during the third quarter of 2010 based on our assessment that it was more likely than not that we would not realize these deferred tax assets in future periods. The stock-based compensation expense was primarily due to an increase in the fair value of our common stock, which was predominantly accounted for under the liability method until June 29, 2010 and therefore subject to significant variability in periods prior to that date. Likewise, the increase in common stock warrant liability, which was accounted for under the liability method, was due to an increase in the fair value of our common stock. The decrease in income tax payable was due to payments of 2009 federal and state income taxes and prepayment of 2010 federal and state income taxes. Prepaid expenses and other current assets increased as a result of costs incurred in connection with our initial public offering activities which commenced in the first quarter of 2010. The increase in accounts receivable and the corresponding provision for doubtful accounts and sales returns was due to timing of net revenues and customer payments. The increase in accounts payable and other liabilities and accrued expenses was primarily due to timing of payments. The decrease in inventories was primarily due to increased sales of longer lead time gaming components and peripherals products.

Net cash provided by operating activities in 2010 was $15.4 million. Net loss combined with adjustments for non-cash operating expenses generated $16.8 million of operating cash flow, with net loss of $10.2 million favorably offset by non-cash operating expenses of $27.0 million. The non-cash operating expenses include a reduction in deferred tax assets of $12.6 million, stock-based compensation expense of $8.3 million, depreciation and amortization of $1.8 million, debt issuance cost amortization of $0.6 million and loss on revaluation of common stock warrants of $0.4 million. Net changes in assets and liabilities reduced cash flow from operations by $1.5 million, with a decrease in income taxes payable of $3.9 million, an increase in prepaid expenses and other current assets of $3.5 million, an increase in inventories of $1.5 million and an increase in accounts receivable of $1.4 million partially offset by a net increase in accounts payable and other liabilities and accrued expenses of $9.0 million. The reduction in deferred tax assets resulted from our having recorded a valuation allowance against deferred tax assets associated with stock-based compensation during the third quarter of 2010 based on our assessment that it was more likely than not that we would not realize these deferred tax assets in future periods. The stock-based compensation expense was primarily due to an increase in the fair value of our common stock, which was accounted for under the liability method through June 29, 2010 and therefore subject to significant variability in periods prior to that date. The decrease in income tax payable was due to payments of 2009 federal and state income taxes and prepayment of 2010 federal and state income taxes. The increase in prepaid expenses and other current assets was due to capitalized costs of our proposed initial public offering. The increase in inventories was primarily due to increased sales of longer lead time gaming components and peripherals products. The increase in accounts receivable was due to timing of net revenues and customer payments. The net increase in accounts payable and other liabilities and accrued expenses was primarily due to timing of payments.

Net cash used in operating activities in 2009 was primarily due to a net loss of $8.7 million, an increase in inventories of $15.4 million, an increase in deferred tax assets of $13.4 million and an increase in accounts receivable, net of provision for doubtful accounts and revenue return reserves, of $11.0 million. Net cash used in operating activities in 2009 was offset in part by stock-based compensation expense of $28.0 million, an increase in accounts payable of $7.0 million, an increase in income taxes payable of $4.2 million, an increase in other liabilities and accrued expenses of $2.7 million, non-cash depreciation and amortization expense of $1.9 million, loss on revaluation of common stock warrants of $1.7 million, a decrease in prepaid expenses and other current assets of $1.2 million and loss on sale of property and equipment of $0.4 million. The increase in inventory was primarily due to increased sales. The increase in deferred tax assets was primarily due to the substantial stock-based compensation charge recorded during 2009, with realization of the related tax benefit deferred until the related stock options are exercised and an increase in the fair value of our common stock, which was predominantly accounted for under the liability method. The increase in accounts receivable, net of provision for doubtful accounts and revenue return reserves, was primarily due to increased revenue in the last quarter of 2009, as well as the timing of receipts. The stock-based compensation expense was primarily due to an increase in the fair value of our common stock, which was predominantly accounted for under the liability method. The increases in accounts payable, income taxes payable and other liabilities and accrued expenses was primarily due to the timing of payments.

Net cash provided by operating activities in 2008 was primarily due to net income of $11.2 million, a decrease in inventories of $11.2 million, a decrease in accounts receivable, including provision for doubtful accounts and revenue return reserves, of $10.4 million, a decrease in prepaid expenses and other current assets of $1.5 million and a decrease in non-cash depreciation and amortization expense of $1.8 million. Net cash provided by operating activities was offset in part by stock-based compensation benefit of $12.8 million, a decrease in accounts payable of $5.0 million, a decrease in other liabilities and accrued expenses of $4.6 million and an increase in deferred tax benefit of $0.4 million. The decrease in inventory was primarily due to our proactive inventory management program. The decrease in accounts receivable, including provision for doubtful accounts and revenue return reserves, was primarily due to timing of receipts. The decrease in prepaid expenses and other current assets was due primarily to timing of payments. The stock-based compensation benefit was primarily due to a decrease in the fair value of our common stock, which was predominantly accounted for under the liability method. The decreases in accounts payable and other liabilities and accrued expenses were due primarily to the timing of payments.

Net Cash Used in Investing Activities. Net cash used in investing activities was $2.1 million and $1.6 million for the nine months ended September 30, 2010 and 2011, respectively. Net cash used in investing activities was $1.5 million, $1.0 million and $2.7 million for the years ended December 31, 2008, 2009 and 2010, respectively. Net cash used in investing activities in each of these periods reflected purchases of property and equipment, which consisted primarily of manufacturing equipment and enterprise software.

Net Cash Provided by or Used in Financing Activities. Net cash used in financing activities was $7.0 million and $12.7 million for the nine months ended September 30, 2010 and 2011, respectively. Net cash used for the nine months ended September 30, 2011 was due to cash paid for the Share Repurchase of $9.5 million, repayments of borrowings under our revolving credit facility, net of proceeds under our revolving credit facility of $4.5 million, offset in part by proceeds of $1.2 million from exercise of stock options and by $0.2 million from tax benefits related to exercise of stock options. Net cash used in financing activities for the nine months ended September 30, 2010 was primarily due to repayment of the entire $5.0 million of borrowings outstanding under our interim funding facility, a net repayment of borrowings under our revolving credit facility of $1.7 million and a reduction in other debt obligations of $0.3 million.

Net cash used in financing activities was $12.1 million and $13.1 million in 2008 and 2010, respectively, while net cash provided by financing activities was $3.1 million in 2009. Net cash used in financing activities in 2010 was primarily due to repayment of the entire $5.0 million of borrowings outstanding under our interim funding facility, a net repayment of borrowings under our revolving credit facility of $7.9 million and a reduction in other debt obligations of $0.3 million. Net cash provided by financing activities in 2009 was due to new borrowings, net of issuance costs, of $4.4 million, offset in part by a net repayment of borrowings under our revolving credit facility of $1.0 million and a reduction in other debt obligations of $0.3 million. Net cash used in financing activities in 2008 was primarily due to a net repayment of borrowings under our revolving credit facility of $11.2 million and reductions of other debt obligations aggregating $0.9 million.

We need substantial working capital to operate our business. We rely to a significant degree on credit offered by many of our manufacturers and suppliers in order to meet our working capital needs. We also rely on borrowings under our revolving credit facility to provide working capital, and access to external debt financing has historically been and will likely continue to be very important to us.

On September 1, 2011, Paul D. McGuire, our Vice President, Worldwide Sales, ceased to be one of our employees. We are currently in the process of negotiating a severance and release agreement with Mr. McGuire. Mr. McGuire has requested that, as part of this agreement, we repurchase some of the outstanding shares of our common stock that he owns. For information regarding compensation earned by Mr. McGuire while our employee, see “Executive Compensation” and for information regarding the number of shares of our common stock owned by Mr. McGuire, see “Principal and Selling Stockholders.”

We believe, based on our management’s assessment of our business and prospects (including the estimated costs associated with our reporting obligations as a public company) and prospective and current economic conditions, that our cash, funds generated by our operations, credit extended by many of the manufacturers and suppliers of our products and components and borrowings available under our credit facility, together with the net proceeds we receive from this offering, will be sufficient to meet our working capital and our currently budgeted, non-acquisition related capital expenditure requirements for at least the next 12 to 18 months. If these sources are insufficient to satisfy our liquidity requirements, we may seek to sell convertible or other debt securities or additional shares of common stock or obtain additional loans or credit facilities. In addition, one of our strategies is to grow through acquisitions and, if we are successful in identifying and entering into an agreement to make any acquisition, we may seek to finance all or a portion of the acquisition cost by issuing common stock or convertible or other debt securities or through additional borrowings. If we raise funds for operations or finance any acquisitions by issuing common stock or convertible debt securities, our stockholders may experience dilution. Debt financing, if available, may involve burdensome financial and other covenants, may require that we pledge collateral to secure the debt and will require us to use cash to pay interest, premium, if any, and principal. In addition, the manufacturers and suppliers of our products and components are under no obligation to continue to extend credit to us and, if one or more of them reduces or terminates this credit, whether as a result of the downturn in general economic conditions, adverse conditions in the credit markets or other factors, we would be required to finance our working capital needs by additional borrowings, if available, under our revolving credit facility or from other external sources. Additional debt or equity financing may not be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain additional financing if and when needed on terms acceptable to us, or at all, it would likely have a material adverse effect on our business, results of operations and financial condition and could require, among other things, that we reduce expenses, which might require us to reduce shipments of our products or our inventory levels substantially or to delay or curtail the development, commercialization and marketing of our products.

Capital Expenditures. Our capital expenditures were $1.5 million in 2008, $1.0 million in 2009, and $2.7 million in 2010. We have currently budgeted $4.0 million for capital expenditures in 2011, of which $1.6 had been expended through September 30, 2011.

Revolving Credit Facility. Our subsidiary, Corsair Memory, Inc. is the borrower under a $40 million revolving credit facility with Wells Fargo Bank, National Association. The final maturity date of the credit facility is June 30, 2012. Corsair Components, Inc., the issuer of the common stock to be sold in this offering, has guaranteed Corsair Memory, Inc.’s, obligations under the credit facility. The credit facility and the guarantee are secured by substantially all of our assets, except assets of our foreign subsidiaries and shares of our foreign subsidiaries in excess of 65% owned by us and our domestic subsidiaries. In addition, Andrew J. Paul, the Chairman of our board of directors, Chief Executive Officer and President and one of our co-founders, has executed a personal guarantee for up to $2 million of borrowings under our revolving credit facility.

The aggregate amount of all borrowings made under the credit facility may not exceed the lesser of $40.0 million or a “borrowing base” equal to the sum of 85% of our eligible accounts receivable, subject to not more than $24.0 million of availability from foreign and governmental accounts receivable, plus the lesser of 35% of our eligible raw materials and finished goods inventory, 75% of the net orderly liquidation value of eligible inventory or $2.0 million, subject to possible reduction in the borrowing base as a result of adjustments made by the lender from time to time. As a result, the restriction imposed by the borrowing base could limit, perhaps substantially, the amount we are permitted to borrow under the credit facility. For example, as a result of this borrowing base limitation, the maximum principal amount of borrowings under the credit facility was limited (subject to customary conditions to borrowing) to approximately $32.5 million as of September 30, 2011.

Corsair Memory, Inc. has entered into a lockbox and collection arrangement with the bank, whereby payments received in the lockbox are directly applied against the amount outstanding under the credit facility. Amounts borrowed under the revolving credit facility are treated as current liabilities on our consolidated balance sheet because, as described above, borrowings cannot exceed specified percentages of certain eligible assets and are repaid upon payment of accounts receivable through the lockbox arrangement described above.

Interest was payable on a monthly basis, computed at three-month LIBOR plus a 4.25% margin for the year ended December 31, 2009. The credit facility was amended in January 2010. Pursuant to such amendment, interest is payable on a monthly basis, computed at three-month LIBOR plus a 4.0% margin, which was equal to approximately 4.4% per annum as of September 30, 2011. Corsair Memory, Inc. is required to make minimum interest payments under the revolving credit facility of $60,000 per month. As of September 30, 2011, borrowings in an aggregate principal amount of $7.5 million and no letters of credit were outstanding under our credit facility.

Corsair Memory, Inc. must comply with three financial covenants under the credit facility (in addition to other covenants): a minimum debt service coverage ratio, which must not be less than 1.1 to 1.0 for any quarter, minimum pro forma net income, which must be not less than $0.5 million for any six month period, and a minimum liquidity test, which requires the sum of availability under the revolving credit facility plus cash on hand to be not less than $3.0 million at any time during 2011. As of September 30, 2011, Corsair Memory, Inc. was in compliance with these covenants. Specifically, as of September 30, 2011, the debt service coverage ratio was 37.2 to 1.0 (compared to the required minimum ratio of 1.1 to 1.0), the pro forma net income for the six month period then ended was $9.1 million (compared to the required minimum of $0.5 million for any six month period) and the sum of the availability under the revolving credit facility plus cash on hand as of that date was $32.5 million (compared to the required minimum of $3.0 million).

The credit facility also includes covenants that limit or restrict our ability to, among other things, incur liens on our properties, make acquisitions and other investments and sell assets, subject to specified exceptions. In addition to the covenants described in the preceding paragraph, we are also prohibited from incurring indebtedness other than debt owed to the lender under the credit facility, debt associated with certain liens permitted by the credit facility or subordinated debt. The credit facility also contains restrictions on our ability to pay dividends or make distributions in respect of our common stock or redemptions or repurchases of our common stock.

The credit facility contains customary events of default, including an event of default triggered by specified changes in control of Corsair Memory, Inc. (which includes a failure of Andrew J. Paul, the Chairman of our board of directors, Chief Executive Officer and President, or a satisfactory replacement, to actively manage Corsair Memory, Inc.’s business operations) or as a result of advances outstanding under the credit facility exceeding the amount permitted under the borrowing base limitations described above. Upon an event of default, the lender may require the immediate repayment of all outstanding loans and accrued interest and may seize and sell the collateral securing the credit facility, which would have a material adverse effect on our business, results of operations and financial condition. In addition, during the continuance of events of default under the credit facility (subject to a cure period for some events of default), interest accrues at a rate that is 300 basis points above the otherwise applicable rate. For more information about the credit facility, see note 9 to our consolidated financial statements, which are included elsewhere in this prospectus.

Equipment Loans. Pursuant to the terms of an equipment loan facility, we had outstanding borrowings of $0.4 million, $0.2 million, $0 and $0 as of December 31, 2008, 2009, 2010 and September 30, 2011, respectively. We are not permitted to make additional borrowings under the equipment loan facility.

Interim Funding Facility; BHC Warrants. On June 18, 2009, we entered into a financing facility with BHC, which we sometimes refer to as the interim funding facility, and received a $5.0 million term loan under that facility. The maturity date of borrowings under the interim funding facility was June 30, 2012 and loans under the facility bore interest at a per annum rate equal to 14.5%. Our obligations under the interim funding facility were secured by a second-priority lien on some of our assets. As of December 31, 2009, the aggregate principal amount of borrowing outstanding under the interim funding facility was $5.0 million. On February 2, 2010 we repaid all borrowings under, and terminated, the interim funding credit facility and paid a $0.2 million termination fee.

At the time we entered into the interim funding facility, we issued the BHC warrants to BHC. The holder of the BHC warrants, which is currently BHC, has the right to require us to repurchase those warrants or the shares of common stock issued on exercise of those warrants on June 18, 2012 and under other specified circumstances at a price equal to the fair market value of the shares of common stock issued or issuable, as the case may be, on exercise of the BHC warrants less the aggregate exercise price of any unexercised warrants. As a result of this repurchase right, the BHC warrants are reflected as a liability on our consolidated balance sheet. However, this repurchase right will terminate upon the closing of this offering, which means that the outstanding BHC warrants will then be reflected in stockholders’ (deficit) equity on our consolidated balance sheet. See “Description of Capital Stock—Warrants.”

Loans from Stockholders. We had no outstanding loans from our stockholders as of December 31, 2010. We do not anticipate any stockholder loans will be made to us in the future. See “Certain Relationships and Related Party Transactions.”

Share Repurchase. On March 31, 2011, we made an offer to purchase fully vested and fully paid shares of our common stock from our stockholders on a pro rata basis for a total purchase price of up to $10 million. Holders of record as of March 14, 2011 were eligible to participate in the Share Repurchase. On May 6, 2011, we repurchased a total of 5,727,875 shares of our common stock for a total purchase price of approximately $9.5 million. The purchase price per share was $1.665, as determined by our board of directors. We financed the Share Repurchase primarily with borrowings under our revolving credit facility.

Keating Transaction. On June 30, 2011, the Sellers exercised options to purchase a total of 6.4 million shares of our common stock in connection with the Keating Transaction. We received cash proceeds of approximately $1.0 million from the exercise of those options by the Sellers. For additional information, see “—Critical Accounting Policies—Income Taxes” above.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2010 that were fixed and determinable and the payments due under those obligations in the following periods:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	$3,518	$1,012	$1,592	$914	$—
Purchase obligations—inventory	32,464	32,464	—	—	—
Purchase obligations—capital expenditures	1,410	1,410	—	—	—
Purchase obligations—operating expenses	3,849	3,849	—	—	—
Bank credit facilities	12,015	12,015	—	—	—

Total contractual obligations	$53,256	$50,750	$1,592	$914	—

Our operating lease obligations relate solely to our facilities leases.

We have commitments for inventory purchases made in the normal course of business to manufacturers and suppliers. At December 31, 2010, purchase commitments for inventory amounted to $32.5 million, which were fulfilled by February 28, 2011. At December 31, 2010, we also had purchase commitments of $1.4 million for capital expenditures primarily related to commitments for tooling equipment and purchase commitments of $3.8 million for operating expenses, including consulting, marketing arrangements, advertising and other services. The purchase obligations include all open purchase commitments, both cancellable and non-cancellable.

As of December 31, 2010, unrecognized tax benefits and potential interest and penalties resulted in accrued liabilities of $3.2 million, of which $0.9 million was classified as other current liabilities and accrued expenses, and $2.3 million was classified as other long-term liabilities on our consolidated balance sheets. As of December 31, 2010, the settlement period for the $2.3 million long-term income tax liabilities could not be determined; however, the amounts are not expected to become due within the twelve months ending December 31, 2011.

Guarantees

In connection with this offering, we will enter into agreements whereby we agree to indemnify our officers and directors against certain liabilities that may arise as a result of serving in these capacities. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a director and officer insurance policy that limits our exposure and that we believe should enable us to recover all or a portion of any future amounts paid so long as the matters leading to the payment are covered by the policy. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. Accordingly, we have not recorded any liabilities for these agreements.

We indemnify a limited number of customers for damages and costs which may arise if our products infringe third-party patents or other proprietary rights. We may periodically have to respond to claims and litigate these types of indemnification obligations. Any such indemnification claims could require us to make substantial settlement, damages or royalty payments or result in our incurring substantial legal costs. Our insurance does not cover intellectual property infringement. The potential amount of future payments to defend lawsuits or settle or otherwise satisfy indemnified claims under any of these indemnification provisions may be unlimited; however, we believe the estimated fair value of these indemnity provisions is minimal, and accordingly, we have not recorded any liabilities for these matters. We also have repair and replacement obligations for product warranty claims relating to our products. Our insurance does not cover such claims. Claims for intellectual property infringement and product warranty claims could substantially harm our business, financial condition and results of operations.

From time to time, we enter into license agreements and agree to pay licensing fees in settlement of certain intellectual property infringement claims made by third parties. While these fees have not been material in the past, we cannot assure you that fees paid under these license agreements will not have a material adverse effect on our business or operating results.

For the year ended December 31, 2010 and nine months ended September 30, 2011, a total of $2.1 million and $1.3 million, respectively, of products were returned to us by our customers in connection with our repair and replacement obligations for product warranty claims. Of these returns, the majority were either reworked or returned to our suppliers for full or partial credit. The net cost to us in relation to these returns was $1.0 million for the year ended December 31, 2010 and $0.9 million for the nine months ended September 30, 2011.

Recent Accounting Pronouncements

In October 2009, the FASB issued a new accounting standard that changes the accounting for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In addition, the new standard eliminates the use of the residual method of allocation and requires the relative-selling price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables. In October 2009, the FASB also issued a new accounting standard that changes revenue recognition for tangible products containing software and hardware elements. Specifically, if certain requirements are met, revenue arrangements that contain tangible products with software elements that are essential to the functionality of the products are scoped out of the existing software revenue recognition accounting guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above. Both standards were effective for us in the first quarter of 2011. The adoption of these standards did not have any impact on our consolidated financial statements.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global business, we face exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as our business evolves and could have a material adverse impact on our results of operations or financial condition.

Foreign Currency Exchange Risk

We are subject to inherent risks attributed to operating in a global economy. Our international sales and our operations in foreign countries subject us to risks associated with fluctuating currency exchange rates. Because sales of our products are denominated primarily in U.S. dollars, an increase in the value of the U.S. dollar relative to the currency used in the countries where our products are sold may result in an increase in the price of our products in those countries, which may lead to a reduction in sales. Likewise, because we pay our suppliers and third-party manufacturers, most of which are located outside of the United States, primarily in U.S. dollars, any decline in the value of the U.S. dollar relative to the applicable local currency may cause our suppliers and manufacturers to raise the prices they charge us. In addition, we generally pay our employees located outside the United States in the local currency (with a significant portion of those payments in 2009 and 2010 and the nine months ended September 30, 2011 having been made in Taiwan dollars), and, as a result of our foreign sales and operations, we have other expenses, assets and liabilities that are denominated in foreign currencies. See “Risk Factors—Currency exchange rate fluctuations could result in our products becoming relatively more expensive to our oversees customers or increase our manufacturing costs, each of which could adversely effect our operating results.”

Interest Rate Risk

Interest on our revolving credit facility is payable on a floating rate. A hypothetical increase or decrease of 1% in the interest rate on our credit facility would have led to higher or lower interest expense, net of $0.2 million to our consolidated results of operations based on typical levels of our revolving credit borrowings during 2010.

BUSINESS

Company Overview

We are a leading designer and supplier of high-performance hardware components for personal computers, or PCs, with our primary focus on gaming hardware. Our product portfolio consists of components used to build or upgrade PCs and laptops, including dynamic random access memory, or DRAM, modules, power supply units, solid-state drives, cooling systems and computer cases, and peripheral components used to connect PCs and laptops with users, including gaming headsets and speakers, high capacity USB flash drives, and gaming keyboards and mice.

Our products are purchased primarily by PC gaming enthusiasts who build or upgrade their own high-performance computer systems or buy pre-assembled systems in order to achieve the processing speeds and graphics capabilities necessary to fully experience leading edge computer games. We believe that our Corsair and Vengeance brands are leading brands among PC gaming enthusiasts, reflecting our superior product performance, design and reliability. Over the last five years we have introduced new gaming components and brands to strengthen our leadership position, reinforce our overall brand image within our market and broaden our reach to the mainstream PC gaming audience.

We believe that we are a leader in the worldwide PC gaming hardware market for DRAM modules with our Dominator and Vengeance brands. Our Dominator product line includes some of the world’s fastest DRAM modules. Since 2006, we have expanded our sales in the highly fragmented gaming components and peripherals market by adding six additional product families, which comprised 44.8% of our net revenues and 52.9% of our gross profit for the nine months ended September 30, 2011. We have a global and scalable operations infrastructure with extensive marketing and distribution channel relationships with distributors and retailers in Europe, the Americas and the Asia Pacific region that enables us to cost effectively and quickly bring new product lines to market.

We have established a strong brand that we believe is widely recognized and respected in the PC gaming hardware market. In the first three quarters of 2011, we received over 270 product awards from magazines and websites in over 20 countries, of which more than 90 were Gold or Editor’s Choice awards, including a “10 out of 10” review and Gold award for our White 600T computer case and the Editor’s Choice award for our Force 3 solid-state drive from Hardware Heaven and The SSD Review, respectively, both computer enthusiast websites. Over the last few years, our products have also consistently won numerous awards from leading PC enthusiast publications, such as Custom PC, a widely distributed computer enthusiast magazine in the United Kingdom, and Maximum PC, a leading PC enthusiast magazine in the United States. Maximum PC has included our components in their “Dream Machine” gaming PC every year since 2007. We believe that our reputation, reinforced by favorable reviews of our products within the PC gaming community, is instrumental to building and maintaining our market leadership.

Our products are sold to end-users in more than 60 countries through our customers, which are primarily retailers and distributors. End-users purchase our products primarily from online and brick-and-mortar retailers, including leading retailers such as Newegg.com, Amazon.com, TigerDirect.com, Fry’s Electronics, Micro Center and Best Buy in the United States, Amazon.de in Germany, PC World in the United Kingdom and Surcouf in France.

For the nine months ended September 30, 2011, we generated net revenues of $317.6 million, gross profit of $51.1 million, net income of $12.2 million and adjusted net income of $11.0 million. Adjusted net income (loss) is not a financial measure under GAAP. See “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Measures” above for an explanation of how we compute adjusted net income (loss) and for a reconciliation to net income (loss), the most directly comparable GAAP financial measure.

Industry Trends

Interactive computer games span a wide range of types, genres, platforms and target demographics, with varying degrees of complexity ranging from casual to highly complex. Casual games, such as Angry Birds and Farmville, can be played on a wide range of computing platforms, including smart phones and tablets. More complex games, such as World of Warcraft, Call of Duty 2 and Battlefield 3, require a PC or a dedicated gaming console with advanced graphics capabilities for optimal performance. The PC Gaming Alliance, a computer gaming industry trade association with members such as Intel, AMD and Corsair, estimates that the worldwide active installed base of consumer gaming PCs was approximately 470 million to 500 million in 2010 and that approximately 250 million PCs within this installed base had add-on graphics processing units, or GPUs. We believe that PCs with add-on GPUs are typically used to play computer games.

Game Software Revenue is Shifting From Gaming Consoles to PCs

According to a report by DFC Intelligence, or DFI, a market research firm, the global PC game software market reached a record high of $16.2 billion in revenue in 2010. We believe that in recent years game publishers have shifted their focus from gaming consoles, such as Xbox, Playstation and Wii, to PCs. According to this DFI report, console games have become expensive to develop and distribute, with the market divided among these three major incompatible platforms. DFI projects that global PC game software revenues will surpass console game software revenues as early as 2012 and reach $23.0 billion by 2014, reflecting a compound annual growth rate of approximately 9.2% from 2010 through 2014. The DFI report includes revenues from retail sales, subscriptions, virtual item sales, advertising and digital distribution in calculating total revenue for the global PC game software market.

Complex Games Require Increased Graphics Processing

Consumers desire increasing realism in video games and game publishers have responded with games that incorporate enhanced live-action, movie-like graphics, sophisticated game play and multi-player capability. The real-time, highly detailed video rendering of these games requires substantial graphics processing power. Although most PCs have graphics processing capabilities embedded into the motherboard or CPU, the substantially enhanced processing power of add-on GPUs is generally required to provide an optimal gaming experience with the latest, most graphically intense games.

The emergence of complex, multiplayer online video games, such as World of Warcraft, Call of Duty 2 and Battlefield 3, has also placed increased demands on processing speed and power by giving an inherent competitive performance advantage to players with faster systems. These factors, along with the use of multiple video displays, require increased memory and higher CPU and GPU processing capabilities for optimal performance, which we believe drives the purchase of high-performance hardware components for PC gaming systems. In addition, PC gaming enthusiasts often engage in a practice known as “overclocking,” which involves operating a PC’s DRAM modules, CPU and GPU above their specified speed, or “clock”, rating to achieve greater levels of performance and an improved user experience. High-performance gaming systems, especially when overclocked, require the use of larger and more stable power supplies and, because they generate more heat, more efficient cooling systems to deliver enhanced performance in a reliable manner.

New Complex Games Are Driving an Upgrade Cycle

We believe that the introduction of new, more complex games drives gamers to upgrade their GPUs and CPUs, which in turn drives the upgrade cycle for other components such as DRAM modules, power supply units and cooling systems. For example, a key driver in the current upgrade cycle is that many newly released games require DirectX 11.0 capable GPUs for optimal performance. We believe that the majority of the installed base of GPUs is only capable of supporting DirectX 9.0 or DirectX 10.0, which means that a significant GPU upgrade cycle should take place over the next two to three years. In addition, we believe this will further drive upgrade cycles for DRAM modules, power supply units and solid-state drives.

Complex Games Benefit from Specialized Gaming Peripherals

Specialized gaming peripherals such as gaming keyboards and mice, gaming headsets and speakers, and steering wheels and joysticks enable players to interact with their PC gaming systems. Many advanced games are designed for use with specialized interface devices intended to give the player a competitive advantage or enhance the user experience. For example, first-person shooter, or FPS, games are typically designed for use with gaming mice with dedicated buttons, while massively multi-player online games, or MMOGs, are usually designed for use with gaming keyboards with additional programmable keys.

Gaming Hardware Revenue is Growing Rapidly

Jon Peddie Research, a market research firm, estimates that the worldwide PC gaming hardware market was $17.9 billion in sales in 2010 and projects that it will grow to $27.0 billion in sales in 2014, reflecting a compound annual growth rate of approximately 10.8%. The following graphic depicts components used in PC gaming systems. In addition, laptop PCs can also be upgraded with certain components, such as DRAM modules, gaming headsets and speakers, solid-state drives and gaming keyboards and mice.

PC Gaming and Hardware Enthusiasts Are Strong Brand Influencers in their Communities

PC gaming and hardware enthusiasts have formed a number of online computer enthusiast communities, where members interact, share ideas and evaluate products through various social media, such as forums, blogs and social networks. These online communities often provide product reviews that assess the performance, reliability, style and price of computer hardware. In addition, PC gaming and hardware enthusiasts tend to be early adopters of new technology and we believe that their opinions can drive brand recognition and product reputation within these communities and significantly influence purchase decisions by end-users.

Importance of Online Retail for PC Enthusiast Hardware Sales Continues to Increase

PC gaming enthusiasts typically spend a significant amount of time using computers for gaming, communicating and socializing, and therefore often use the internet to evaluate and purchase products. As a result, online retail has become an increasingly important distribution channel for PC gaming hardware. These online retail channels are well-developed in North America and Europe, and are becoming increasingly common in Asia and other emerging markets. We believe these online markets favor companies with strong brand recognition and online presence.

Our Competitive Strengths

We are a leading designer and supplier of high-performance hardware components for PCs, with the primary focus on gaming hardware. We believe that we have a strong position in our target market as a result of the following competitive strengths:

Customer Loyalty and Strong Brand Recognition

We have been designing high-performance components for gaming systems for over 10 years and believe that we have built a loyal customer base and established ourselves as a leading brand among computer gaming enthusiasts. We have a long history of delivering reliable, high-performance products. Our extensive experience has enabled our engineers to develop a comprehensive understanding of high-performance PC gaming systems. In addition, because our engineers and designers are typically PC hardware enthusiasts and gamers themselves, they are keenly aware of the latest trends and developments in the industry and are able to develop products that meet the requirements of our highly demanding gamer customer base. This has helped us build a loyal following among gaming enthusiasts and create a strong brand that we believe is widely recognized and respected in the PC gaming hardware market.

Broad Product Portfolio

We have a broad portfolio of high-performance PC gaming components which we categorize into the following eight product families: DRAM modules, USB flash drives, solid-state drives, computer cases, power supply units, cooling systems, gaming headsets and speakers, and gaming keyboards and mice. We believe that the breadth of our portfolio provides us with an advantage over competitors that primarily focus on single product families. We believe that our broad portfolio helps us launch new products and product families quickly and efficiently because our direct customers, primarily retailers and distributors, are already familiar with the high performance and quality of existing Corsair products. In addition, we believe our target end-users are more likely to purchase additional products from us as they build or upgrade their systems based on positive experiences with Corsair products.

We have consistently demonstrated the ability to grow our business and expand our product portfolio. In late 2006, we launched our first line of non-memory components by introducing high-performance power supply units and in 2009 we launched three additional product families: solid-state drives, cooling systems and computer cases. In 2010 and early 2011, we launched our gaming headsets and speakers and in 2011 we launched a line of gaming keyboards and mice under our Vengeance brand. As of September 30, 2011, these six additional product families constituted our gaming components and peripherals segment. For the nine months ended September 30, 2011, sales from our gaming components and peripherals segment represented 44.8% of our total net revenues and 52.9% of our total gross profit.

Global Sales and Distribution Network

We have developed a comprehensive global marketing and distribution network with representation in major markets worldwide. We have established a multichannel sales model and have long-standing relationships with key distributors and retailers globally. We have been selling to computer enthusiast retailers for over 10 years and more recently have expanded into mainstream retailers. We currently ship to more than 60 countries and to leading retailers including Newegg.com, Amazon.com, TigerDirect.com, Fry’s Electronics, Micro Center and Best Buy in the United States, Amazon.de in Germany, PC World in the United Kingdom and Surcouf in France. We have leveraged these relationships to bring new products to market quickly and efficiently.

Efficient Operating Model and Scalable Supply Chain

We maintain an efficient operating model designed to manage the global supply chain of an increasingly diverse mix of products. We believe that our history of competing successfully in the DRAM module market, which is characterized by substantial price volatility, has resulted in a disciplined approach towards inventory and supply chain management. We also outsource the manufacturing and most of the assembly and testing of our products to third parties, which provides a flexible and scalable supply chain.

Strong and Experienced Management Team

We have assembled a strong management team of experienced and talented executives with a track record of execution and deep industry knowledge. Most of our team have worked for large multinational computer component companies prior to joining us. Our location in Silicon Valley, significant scale, broad product portfolio and focus on gaming PC hardware help us attract highly talented personnel.

Our Growth Strategy

We intend to maintain and extend our position as a leading provider of high-performance PC gaming hardware by pursuing the following growth strategies:

Achieve Leading Market Position in Each Product Family

Our strategy is to maintain and strengthen our position as a leading provider of DRAM modules and power supply units to the PC gaming hardware market, while growing our other six product families into market leaders. Our power supply units were launched in 2006 and we are already recognized as a market leader by hardware enthusiasts. For example, the readers of Custom PC, a widely distributed computer enthusiast magazine in the United Kingdom, voted us as the Computer Power Supply Manufacturer of the Year in 2007, 2008, 2009 and 2010. Our CPU cooling system products were available for sale in major markets worldwide, including in the United States through Best Buy, within one year following their launch in 2009. Our objective is to achieve and maintain a leading market position in each of our eight product families by leveraging the strength of our brand and reputation with our loyal end-user base, as well as our established global sales channels. We have successfully grown net revenues of our gaming components and peripherals segment from $17.3 million in 2007 to $126.7 million in 2010, a compound annual growth rate of approximately 94.2%, and from $86.8 million in the first nine months of 2010 to $142.4 million in the first nine months of 2011, an increase of approximately 64.0%.

Increase Sales of Gaming Peripherals

In 2011 we launched our Vengeance brand of products, including gaming keyboards, mice and headsets, geared towards the enthusiast gaming market. We believe that these gaming peripherals also expand our addressable market and diversify our customer base because they do not require any specific expertise to install and therefore can be used by mainstream gamers. In addition, these gaming peripherals can be used with platforms other than PCs, such as gaming laptops and, in some cases, tablets. We believe that the strength of our brand and our established base of end-users will facilitate the introduction and sale of new peripheral products.

Leverage Our Scalable Operating and Business Model

We intend to continue to leverage our flexible operating model, which has allowed us to launch our new products and brands cost effectively and which enables us to deploy our capital efficiently. For example, including our new product and brand launches, our operating expenses constituted only 11.6% of our net revenues in 2010 and 12.2% of our net revenues for nine months ended September 30, 2011. We have successfully developed our third-party design, engineering and manufacturing relationships to complement our internal product development efforts and limit our capital expenditures. We also believe that our expertise in order fulfillment, logistics, marketing and distribution have helped drive our continued financial performance and allowed us to take advantage of economies of scale. We believe that our global and scalable operations infrastructure and outsourced manufacturing model can support meaningful growth with modest incremental capital investment.

Build on Our Existing Infrastructure to Address Growing Opportunities in the Asia Pacific Region

We believe that there are significant opportunities in China, India and other Asian markets with substantial populations as consumer spending on PC gaming hardware increases with growth in disposable income. We have been actively working in Asia since 2004 by building our sales and marketing infrastructure, creating online communities and building relationships with distributors and retailers as part of our strategy to capture the growth opportunities in the region. We currently employ local language sales representatives in both China and India and intend to continue to devote resources to the Asia Pacific region in order to expand sales as these markets develop. The Asia Pacific region is a fast growing market for us, with sales to the region having grown 26.9% in 2010 and 18.7% for the nine months ended September 30, 2011 compared to the same prior year periods. Sales to the Asia Pacific markets generated 13.8% of our net revenues for the year ended December 31, 2010 and 14.6% of our net revenues for the nine months ended September 30, 2011, with 7.4% and 6.6%, respectively, of our net revenues for those periods coming from Australia and Japan.

Selectively Pursue Complementary Acquisitions

The markets for some of our products are highly fragmented, with a number of relatively small companies, which may lack the necessary resources to market and distribute their products effectively. We plan to evaluate, and may pursue, acquisitions that diversify our product offerings, broaden our end-user base or expand our geographic presence. We believe there is significant opportunity to acquire one or more of these companies and, consequently, leverage our brand and extensive distribution channels to market and sell their products more effectively.

Products

We offer a broad range of components to the PC gaming hardware market designed to offer superior performance, reliability, compatibility and style to PC gamers. We operate our business under two product segments that include the following products:

•	high-performance memory components, which includes DRAM modules and USB flash drives; and

•	gaming components and peripherals, which includes power supply units, solid-state drives, cooling systems, computer cases, gaming keyboards and mice and gaming headsets and speakers.

The following table shows the percentage of our consolidated net revenues generated by each of our two segments during the following periods:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
High-performance memory components	86.7%	74.7%	66.6%	68.1%	55.2%
Gaming components and peripherals	13.3	25.3	33.4	31.9	44.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

For more financial information about our two reportable segments, see note 6 to our consolidated financial statements, which are included elsewhere in this prospectus.

Maximum PC and PC Gamer, leading PC gaming enthusiast magazines, recently published articles on building gaming PC systems from the ground-up and included multiple Corsair products as choices for cooling systems, memory modules, power modules, cases, gaming headsets and speakers. The following table depicts upgrade components (not including peripherals or software) necessary to build a high performance (“Dream Machine”), typical and budget gaming PC platform and the retail prices for each component, in each case as presented in these magazines.

	Product Categories Offered by Corsair	Reported Retail Price in Dollars of Each Component(1)
Product Category		“Dream Machine 2011”(2)		Typical Gaming PC(3)	Budget Gaming PC(3)
CPU		$317		$200	$126
Motherboard		350		200	90
GPU		1,557		350	150
Case	✓	650	(4)	190	30
DRAM modules	✓	180		85	40
Power Supply Unit	✓	380		140	50
Cooling System	✓	120		50	—
Hard Drive / Solid-State Drive	✓	1,680		320	60
CD / DVD Drive		169		20	22
Sound Card		—		170	—

Total Cost		$5,403		$1,725	$568

Corsair’s Addressable Market(5)		$3,010		$785	$180
% of Total Cost(6)		55.7%		45.5%	31.7%

(1)	Reflects the retail price as reported in the applicable publication. Current selling prices may differ.
(2)	Source: Maximum PC magazine, September 2011 issue. The “Dream Machine” included the following Corsair components: Vengeance 16GB DRAM module kit and H100 hydro cooling system.
(3)

Source: PC Gamer magazine, Fall 2011 issue. The Typical Gaming PC included the following Corsair components as primary or alternate selections: Vengeance 8GB DRAM module kit, H80 hydro cooling system, 850TX power supply unit and 650D computer case.

(4)	With custom paint for “Dream Machine”.
(5)

Equals the sum of the retail price (as reported by the applicable publication) of each component in a product category offered by Corsair, which we believe provides an example of end-user “spend” for these components.

(6)	Equals Corsair’s addressable market divided by total cost.

As shown in the table above, a gaming PC’s price, excluding peripherals and software, can range from approximately $568 for low-end models to approximately $5,403 for top of the line high-performance PCs and our product portfolio addresses approximately 31.7% to 55.7% of the total component cost. In addition to the components shown in the table, a complete gaming PC would also include peripheral components such as video monitors, gaming headsets and speakers, and gaming keyboards and mice. For example, Maximum PC’s “Dream Machine 2011” included gaming speakers, a gaming keyboard and a gaming mouse—all products, that we supply—with a total retail price of $460.

Below is a detailed overview of our products.

High-Performance Memory Components

DRAM Modules. We offer a comprehensive line of DRAM modules using double data rate, or DDR, synchronous DRAM, or SDRAM, DDR2 SDRAM and DDR3 SDRAM ICs. We offer the DRAM modules in both dual inline memory module, or DIMM, format for desktop PCs and in small outline DIMM, or SO-DIMM, format for notebook and netbook PCs. Our DRAM modules utilize standard printed circuit board designs and some of our high-performance DRAM modules utilize our patented technology, called Dual-Path Heat eXchange, or DHX, which incorporates a custom extended printed circuit board and heat spreader design for enhanced cooling, which improves their performance and stability when operating at extremely high speeds.

The following table summarizes our primary DRAM module product offerings for PCs as of October 24, 2011:

Product Family	Memory Type	Kit Capacity(1)	Module Type	Speed	Typical Use(2)
Dominator103	DDR2 DDR3	1GB to 24GB	DIMM	Up to 2625 MHz	High-performance, higher-priced upgrades and new system builds for enthusiasts and gamers; incorporates our patented DHX cooling technology
Vengeance	DDR3	4GB to 24GB	DIMM	Up to 2000 MHz	High-performance, higher priced upgrades and new system builds for budget-conscious enthusiasts and gamers; incorporates heat-spreaders and new industrial design
XMS	DDR2 DDR3	1GB to 16GB	DIMM	Up to 2000 MHz	Performance upgrades and new system builds; incorporates low profile heat-spreaders
Value Select	DDR1 DDR2 DDR3	512MB to 4GB	DIMM	Up to 1333 MHz	Upgrades and replacement modules for mainstream systems
Value Select	DDR1 DDR2 DDR3	512MB to 8GB	SODIMM	Up to 1066 MHz	Upgrades and replacement modules for mainstream notebook and netbook computers
MAC Memory	DDR3	4GB to 8GB	SODIMM	1066 MHz	Apple certified memory upgrades for Apple MAC computers

(1)	Kit capacity means the memory capacity of a retail package, which may contain more than one DRAM module.
(2)	Unless otherwise indicated, DRAM modules are for use in desktop PCs.

As of August 4, 2011, Corsair DRAM modules accounted for 17 of the 36 Extreme Memory Profile, or XMP, ready DRAM modules (including the fastest XMP-ready DRAM module and four of the top 10 fastest XMP-ready DRAM modules), listed on Intel’s website as being compatible with their most advanced CPU, the Core i7. As of August 4, 2011, Corsair DRAM modules accounted for 13 of the 25 XMP-ready DRAM modules (including the two fastest XMP-ready DRAM modules and six of the top 10 fastest XMP-ready DRAM modules) listed on Intel’s website as being compatible with their Core i5 CPU.

USB Flash Drives. We sell USB flash drives that are designed to be rugged and water resistant, so that they can be used outdoors or in wet environments. For example, our Voyager series of USB flash drives feature durable all-rubber housings and are water-resistant, while our Survivor series of USB flash drives are enclosed in precision-milled, aircraft-grade anodized aluminum housings that are crush-resistant and water-resistant to a depth of 200 meters. Our USB flash drives are also typically designed for high speed and high capacity. We believe that our USB flash drives appeal to gaming enthusiasts because they also offer the ability to transfer large blocks of data quickly.

In May 2011, we announced our first USB flash drives with support for the new USB 3.0 standard, which provides higher data transfer rates while ensuring backwards-compatibility with earlier USB specifications.

The following table summarizes our primary USB flash drive product offerings as of October 24, 2011:

Product Family	Capacity	Key Features
Flash Voyager	4GB to 64GB	Rugged, rubber housing for durability, reliability and water-resistance
Flash Voyager Mini	4GB to 32GB	Compact physical dimensions with rugged, rubber housing
Flash Survivor	8GB to 64GB	Aircraft-grade aluminum housing, drop-tested and water-resistant to 200 meters
Flash Padlock	8GB to 16GB	Same housing as Flash Voyager family with secure, 256-bit hardware encryption and access protected by a personal identification number

Gaming Components and Peripherals

Power Supply Units. We design and sell power supply units for gaming PCs designed to deliver stable and continuous output power at the rated specification under extreme load and temperature conditions, energy efficiency, compatibility with industry standard physical dimensions and reduced noise generation. In addition to consistently delivering true rated power output, most of our power supply units have received 80 Plus certification for energy efficiency, an electric utility-funded program targeted to integrate more energy efficient power supplies into computer equipment. Our power supply units meet or exceed the Advanced Technology Extended, or ATX, 2.1.3 standard, a physical dimensions standard developed by Intel to ensure component configurability. Finally, our highest- performance power supplies, the Professional Series Gold, have noise-reduced fans that are automatically activated at the higher temperatures caused by high power loads, and also incorporate the use of modular cables that can be removed and configured for enhanced flexibility.

The following table summarizes our primary power supply unit product offerings as of October 24, 2011:

Product Family	Rated Output	Energy Efficiency	Primary Application
Professional Series Gold (AX and HX Models)	650 to 1200 Watts	80 Plus Gold or Silver Certified	Highest performance desktop PCs, typically with multiple graphics cards, requiring power supplies with high energy efficiency, high power and low noise
Enthusiast Series (TX and TX-M Models)	550 to 950 Watts	80 Plus Bronze Certified	Performance desktop gaming systems and other desktop PCs with higher power requirements
Gaming Series (GS Models)	500 to 800 Watts	80 Plus Certified	Value-oriented desktop gaming systems and other desktops PCs with higher power requirements
Builder Series (CX Models)	430 to 600 Watts	80 Plus Certified	Value-oriented desktop PCs with lower power requirements

Solid-State Drives. We offer several families of solid-state drives targeted at gaming enthusiasts seeking quicker PC data access (compared to traditional hard drives) in order to reduce start-up, or boot, time and allow computer games and other applications to respond more quickly. Our solid-state drives incorporate controller designs of industry leaders like SandForce, Marvell and JMicron. Our solid-state drives pair these controllers with NAND flash memory ICs from select suppliers to attain specific price and performance targets.

The following table summarizes our primary solid-state drive product offerings as of October 24, 2011:

Maximum Performance
Product Family	Bus(1)	Capacity	Seq. Read(2)	Seq. Write(2)
Force GT Series	SATA 6Gb/sec	60GB to 240GB	555MB/sec	525MB/sec
Force Series 3	SATA 6Gb/sec	60GB to 480GB	550MB/sec	520MB/sec
Force Series	SATA 3Gb/sec	40GB to 240GB	280MB/sec	270MB/sec
Nova Series	SATA 3Gb/sec	60GB	270MB/sec	240MB/sec

(1)	SATA refers to Serial Advanced Technology Attachment, a computer bus interface for connecting computers to mass storage devices like solid-state drives. Gb/sec refers to the rate of data transfer in gigabits per second. SATA 6Gb/sec drives are commonly referred to as SATA III drives and SATA 3Gb/sec drives are commonly referred to as SATA II drives.
(2)	Seq. Read means sequential speed of accessing data and Seq. Write means sequential speed of writing data; both are measured in megabytes per second, or MB/sec. Read and write performance may vary by capacity.

Cooling Systems. We offer air and liquid-based cooling systems for both CPUs and DRAM modules that are designed to reduce the negative impact on performance that can result from excess heat generated by high-performance gaming PCs.

The following table summarizes our primary cooling system products, which are liquid-based cooling systems for CPUs, as of October 24, 2011:

Product Family	Model	Description
Hydro Series	H100	Targeted at ultra-high performance enthusiasts, a simple, maintenance-free, closed-loop system that eliminates the need for separate pumps, reservoirs and tubing. New micro-channel cold plate and split-flow design increase cooling performance. Uses a 240mm radiator with two fans.
	H80	Targeted at high-performance CPUs, a simple, maintenance-free, closed-loop system that eliminates the need for separate pumps, reservoirs and tubing. New micro-channel cold plate and split-flow design increase cooling performance. Uses a double-thick 120mm radiator with two fans in a push-pull configuration.
	H70 Core	Targeted at high-performance CPUs, a simple, maintenance-free, closed-loop system that eliminates the need for separate pumps, reservoirs and tubing. Uses a double-thick 120mm radiator without fans.
	H60	Simple, maintenance-free, closed-loop system that eliminates the need for separate pumps, reservoirs and tubing. New micro-channel cold plate and split-flow design increase cooling performance.
	H40	Simple, maintenance-free, closed-loop system that eliminates the need for separate pumps, reservoirs and tubing.

Computer Cases. We offer computer cases for use by end-users who build their own PCs. We believe that drivers for this market include quality of construction, ease of access, ability to effectively dissipate heat, configurability and compatibility with a wide range of hardware components. We also believe that case style and design can be critical factors in the purchasing decision of a computer case.

The following table summarizes our computer case offerings as of October 24, 2011:

Product Family	Model Number	Size	Key Features
Obsidian Series	800D	Full tower	Windowed side panel; four “hot swap”(1) drive bays; three isolated cooling zones for better temperature control; space for a triple radiator for water cooling; three 140mm fans for improved airflow; mounting locations for four additional 120mm fans; accommodates up to three extended-length, high-performance graphics cards
	650D	Mid-tower	Windowed side panel; space for dual radiator for water cooling; two 200mm fans and one 120mm fan for improved airflow; removable drive bays; accommodates up to three extended-length, high-performance graphics cards
Graphite Series	600T	Mid-tower	Emphasis on styling and airflow, including two 200mm fans and one 120mm fan; four removable drive bays; accommodates up to three extended-length, high-performance graphics cards
	600T White	Mid-tower	Special edition white version of the original metallic grey 600T; includes a windowed side panel
Carbide Series	500R	Mid-tower	Three 120mm and one 200mm fans; mesh side panel cutout; mounting locations for up to 10 fans; reconfigurable drive bays; cable management features and front-panel USB 3.0 connectors; accommodates up to three extended length, high-performance graphics cards.
	500R White	Mid-tower	Special edition white version of the original metallic grey 500R
	400R	Mid-tower	Three 120mm fans; mesh side panel cutout; mounting locations for up to 10 fans; cable management features and front-panel USB 3.0 connectors; accommodates up to three extended length, high-performance graphics cards.

(1)	“Hot swap” drive bays allow drives to be inserted and removed without shutting down the computer.

Gaming Headsets and Speakers. In August 2010, we announced our first gaming peripherals product, a USB gaming headset, followed in January 2011 by two desktop PC speaker systems, the Gaming Audio Series SP2500 and SP2200. The Vengeance gaming headset line, introduced in September 2011, focuses on comfort, as gamers often wear headsets for hours at a time, audio fidelity, especially in the mid-range of the audio spectrum where both voice chat and positional gaming audio cues are located, and clear voice chat, which is an important component of many popular PC games, especially team-based first-person shooter and massively multiplayer online games.

The following table summarizes our primary gaming headset offerings as of October 24, 2011:

Product Family	Model Number	Key Features
Vengeance	1500	The Vengeance 1500 is a USB gaming headset that supports virtual 7.1 and 5.1 Dolby surround sound(1). It is an over-the head, circumaural design that uses 50mm drivers and includes a noise-cancelling cardioid microphone and microfiber-covered memory foam earpads, and utilizes Dolby Headphone(2) technology.
	1300	The Vengeance 1300 is an analog gaming headset designed to be paired with a high-end sound card. It is an over-the-head, circumaural design that uses 50mm drivers and includes a noise-cancelling cardioid microphone, microfiber- and leatherette-covered memory foam earpads, and two 3.5mm jacks for connection to audio out and mic in on a PC.
	1100	The Vengeance 1100 is a lightweight, behind-the-head, supra-aural analog gaming headset that uses 40mm drivers and include a noise-cancelling cardioid microphone. It includes two 3.5mm jacks for connection to audio out and mic in on a PC, as well as a USB dongle for PCs without an audio card.

(1)	Virtual surround sound technology uses audio processing algorithms to simulate the effect of multiple speakers (i.e., 5.1 or 7.1 speaker systems) using just two drivers.
(2)	Dolby Headphone technology is used under license from Dolby Laboratories and includes the ability to downmix multi-channel audio sources, such as Dolby Digital 5.1 or 7.1 audio, from games and movies into stereo for playback on headphones and headsets, as well as other audio processing capabilities.

The Corsair Gaming Audio Series SP2500 and SP2200 are 2.1 systems that each consist of two satellite speakers and a subwoofer. They are targeted at PC gamers for gaming, listening to music and watching movies.

The following table summarizes our gaming speaker products as of October 24, 2011:

Product Family	Model Number	Key Features
Gaming Audio Series	SP2500 Speaker System	Two amplified, two-way satellites with ferro-cooled tweeters and 3” mid-range driver; 8” subwoofer in a fourth-order bandpass enclosure design; six discrete Class-D amplifiers; digital signal processor (DSP); desktop controller with LCD screen providing access to custom equalization settings and program modes; 232 watts RMS of total output power(1)
	SP2200 Speaker System	Two compact, full-range satellites; 6” powered subwoofer in a ported enclosure; satellite and subwoofer volume controls on satellite; 46 watts RMS of total output power(1)

(1)	Calculated using the Federal Trade Commission’s method for measuring amplifier power as set forth in 16 C.F.R. Part 432—Power Output Claims for Amplifiers Utilized in Home Entertainment Products.

Gaming Keyboards and Mice. In September 2011, we expanded our gaming peripherals beyond audio with the introduction of the Vengeance family of high-performance PC gaming peripherals, including two keyboards and two mice. We offer two PC gaming keyboards designed to meet the needs of gamers. Our gaming keyboards include clean industrial design, premium materials, including unibody aluminum construction; Cherry MX Red mechanical keyswitches for all action key; full anti-ghosting; a 1MHz reporting rate; and 20-key rollover on USB. These features are designed for gamers who require fast double- and triple-taps, multiple simultaneous keystrokes, quick response times, and durability.

The following table summarizes our gaming keyboard offerings as of October 24, 2011:

Product Family	Model Number	Target Gaming Genre	Key Features
Vengeance	K90	Real-Time Strategy and Massively Multiplayer Online Games	Features 18 macro keys, arranged in three user-selectable banks (for a total of 54 separate macros), that can be programmed on-the-fly or using the Vengeance desktop software. These keys allow repetitive actions to be performed with a single key stroke. The K90 also features blue LED backlighting that can be adjusted to three levels of intensity to make it easier to play in darkened environments, or turned off.
	K60	First-Person Shooter Games	Features specially contoured and textured WASD keycaps and a left hand wrist rest designed to keep the player’s hand centered over the important movement keys. The low-actuation force and smooth, linear feel provide a responsive keyboards that is comfortable to use for hours of gameplay.

Like our PC gaming keyboards, our two gaming mice are designed to meet the needs of gamers. Both include high-quality materials and construction, including a lightweight but stiff aluminum chassis; a 5700-dpi, gaming-tuned Avago laser sensor, with on-the-fly resolution adjustments; a high-mass scroll wheel; and lift detection for precision movement even when lifting the mouse.

The following table summarizes our gaming mice offerings as of October 24, 2011:

Product Family	Model Number	Target Gaming Genre	Key Features
Vengeance	M90	Real-Time Strategy and Massively Multiplayer Online Games	Features 15 user-programmable buttons, including nine macro buttons intelligently positioned under the right thumb for fast, easy access to repetitive keystrokes or button presses. Up to six user-selectable profiles can be stored on the mouse, allowing the mouse to be tuned for multiple games or multiple characters within a game.
	M60	First-Person Shooter Games	Features dedicated buttons for on-the-fly resolution adjustments and an LED resolution setting indicator. There is also a dedicated sniper button that allows a temporary reduction in resolution for precision aiming. The K60 is a lightweight mouse that includes an adjustable weight tuning system to customize the center-of-gravity and weight to the match the gamer’s personal preference.

Product Development

We believe that our future success depends on our ability to develop and market new product categories as well as improved versions of existing products successfully. Our product development efforts focus on broadening our portfolio with innovative, value-added products that enhance the PC gaming experience. This process begins with the initial market analysis and product definition phase, where we decide the exact specifications of new products needed by our end-users. We then leverage third-party manufacturers and, in some cases, engineering and design firms to help us design, prototype and fabricate our products. We select these third-party partners through a comprehensive selection process and subject them to rigorous quality controls. We perform extensive in-house testing of our products with the latest CPUs and graphics cards to ensure the optimal performance and compatibility of our products with the most advanced hardware. Our rigorous product development and testing is designed to give us the ability to meet the needs of our end-users consistently with well designed, high-performance and reliable products.

We have assembled a product development team that includes highly-skilled electrical and mechanical engineers, applications experts and engineering program managers with a thorough understanding of PC gaming hardware, gaming trends and specific technical expertise spanning a broad range of PC components. As of September 30, 2011, our product development team included 51 employees working on product definition, design, compatibility testing and qualification.

Marketing

Our marketing efforts are designed to enhance the Corsair brand name, to help us acquire new customers and to increase sales from our existing customers. We have structured our marketing organization to achieve both product- and geography-specific coverage. In addition, our marketing personnel regularly meet with other key industry suppliers such as Intel, AMD, NVIDIA and Asus, in order to ensure that our product development efforts appropriately address the needs of their new products and also to discuss trends and changes in the computer technology market.

We build awareness of our products and brand through advertising campaigns, public relations efforts, marketing development funds and other financial incentives provided to retailers to promote our products, end-user rebates, online social media outreach, online and in-store promotions and merchandising, our website and other efforts. We believe that our products and brand have also benefited from word-of-mouth discussions among computer enthusiasts, customer referrals and positive product reviews.

We benefit from an active computer gaming community whose members communicate with each other through various online social media such as forums, blogs and social networks, including Facebook, Twitter and YouTube. In addition to forums hosted by third-party domains, we host Corsair-branded forums that are accessible via our website. We actively participate in this community, enabling us to communicate directly with our end customers. Finally, we regularly publish technical and editorial content through various online and print channels and participate in industry trade shows, gaming competitions and other consumer-facing events that provide us with the opportunity to demonstrate our products.

Sales and Distribution

We sell our products worldwide through two primary channels: online and brick-and-mortar retailers, which are covered by our direct sales force, and a network of domestic and international distributors. As of September 30, 2011, we maintained sales offices or sales personnel or representatives in the United States, Brazil, Canada, China, France, Germany, India, Italy, Japan, the Netherlands, Poland, Russia, Switzerland, Taiwan, Turkey and the United Kingdom. As of September 30, 2011, each of our sales directors had over ten years of sales and marketing experience in the information technology industry and each of our regional managers and sales representatives had at least five years of sales and marketing experience.

We have divided our sales organization into three major regions—Europe (including the Middle East); the Americas; and Asia Pacific (including Africa)—and we have local language-speaking sales representatives in the countries that, in the aggregate, generate the majority of our revenue. We ship our products directly to approximately 25 retailers and over 100 distributors and, through distributors, supply our products to several hundred smaller online and brick-and-mortar retailers.

Our direct sales force supports leading online retailers, such as Newegg.com, Amazon.com, TigerDirect.com and NCIX in North America; eBuyer, Overclockers.co.uk and Scan in the United Kingdom; LDLC and RueDuCommerce in France; Alternate in Germany; and Komplett in Norway. We also focus on major brick-and-mortar retailers such as Fry’s Electronics, Micro Center, Best Buy and CompUSA in the United States; Amazon.de, Atelco and K&M in Germany; PC World in the United Kingdom and Surcouf in France. A small portion of our net revenues (less than 1.2% in 2010 and the nine months ended September 30, 2011) is from sales directly to original equipment manufacturers that manufacture gaming PCs. Our distributors sell our products mainly to online and brick-and-mortar retailers and to small system integrators and value added resellers. Our major distributors in the Americas are Ingram Micro and D&H in the United States and Supercom in Canada. In Europe, the Middle East and Africa, we have over 60 distributors in over 30 countries, with the major distributors being S&K, Ingram Micro, Bcom, Devil and MemQ in Germany; Komplett in Norway; Enta and Realtime in the United Kingdom; Gandalf in Sweden; Actebis, Copaco and Quote in the Netherlands; ABC Data in Poland; Merlion and Neo in Russia; Actebis and Bacata in France; CDC Point and Brevi in Italy; and Captech in Sweden. In the Asia Pacific region, we sell to over 25 distributors in over 15 countries, with the major distributors being

Altech Computers in Australia; Links International and Synnex KK in Japan; Dimensi Tiga Computer in Indonesia; Timesrunner International in China; Cudo Technologies in Malaysia; and Altech and Hornington Computers in Hong Kong.

For each of the three years ended December 31 2008, 2009 and 2010 and the nine months ended September 30, 2010 and 2011, only Newegg.com accounted for more than 10% of our consolidated net revenues in any single period, accounting for approximately 10.8%, 11.1% and 11.3% of our net revenues in 2008, 2009 and 2010, respectively, and approximately 11.2% and 10.9% of our net revenues for the nine months ended September 30, 2010 and 2011, respectively.

Production and Operations

We believe we have developed a global, scalable production and operations infrastructure that allows us to deliver our products cost-effectively and in a timely manner. Production of most of our high-speed DRAM modules involves testing and speed sorting of both DRAM ICs and modules and retail packaging in our facility in Taoyuan, Taiwan. Our ability to test and sort DRAM modules efficiently enables us to grade them and offer high-performance DRAM modules at higher price points. For standard speed DRAM modules we also procure assembled modules from approved subcontractors and then test and package most of them in our Taiwan facility.

All of our products, other than DRAM modules, are manufactured to our design and specifications by outsourced factories located in Asia. We use outsourced manufacturing facilities to limit our capital expenditures, take advantage of third-party manufacturing expertise and give us the flexibility and scalability to respond to changing demands for our products. Our manufacturers order components that have long lead times based on our demand forecasts and purchase other components as needed. We ship our products to our regional distribution hubs in California, the Netherlands, Hong Kong and Taiwan. We do not have any long-term supply agreements with any of the companies that manufacture or supply our DRAM modules or other products or any of the components used in our products.

In addition to our production capabilities, our corporate planning process places particular emphasis on driving efficiencies in demand forecasting, supply chain planning, procurement cycle time, freight costs and inventory management. For example, DRAM modules and, to a more limited extent, USB flash drives and solid-state drives are subject to significant swings in price. Our goal of limiting the time DRAM modules, USB flash drives and solid-state drives are held in our inventory to ten days or less helps mitigate any impact that this volatility may have on our gross margins. Furthermore, given the products we sell and the global nature of our business, freight costs can have a significant impact on our expenses. Because of this, we have developed a sophisticated forecasting and planning process designed to reduce the cost of transporting our products to our regional distribution hubs and, finally, to our customers. We have utilized Oracle enterprise resource planning applications since 2007 and believe we currently have a stable and scalable information technology platform.

Our operations outside of the United States expose us to a number of risks. For additional information, see “Risk Factors—We rely upon manufacturers in Taiwan to supply a significant portion of our DRAM modules, most of our USB flash drives and some of our solid-state drives, we rely upon manufacturers in China to produce all of our power supply units, cooling systems and computer cases and gaming peripherals, and the facility where we perform testing and packaging of most of our DRAM modules is located in Taiwan, which exposes us to risks that could harm our business” and “—We conduct our operations and sell our products internationally and the effect of business, legal and political risks associated with international operations could significantly harm us.” For information about our net revenues and long-lived assets by geographic area, see note 6 to our consolidated financial statements, which are included elsewhere in this prospectus.

Backlog

Sales of our products are generally made pursuant to purchase orders and customers typically do not enter into long-term purchase agreements or commitments with us. Customer purchase orders typically call for product shipment within one week and, because prices of DRAM modules can change significantly over short periods of time, we try to ship a substantial percentage of DRAM modules on the same day we receive the orders. Consequently, we do not believe that our order backlog as of any particular date is material or a reliable indicator of sales for any future period.

Competition

We face intense competition in the markets for all of our products. We operate in markets that are characterized by rapid technological change, constant price pressure, rapid product obsolescence, evolving industry standards and new demands for features and performance. We experience aggressive price competition and other promotional activities by competitors, including in response to declines in consumer demand and excess product supply or as competitors seek to gain market share.

In recent years, we have added new product categories and we intend to introduce new product categories in the future. To the extent we are successful in adding new product categories, we will confront new competitors, many of which may have more experience, better known brands and greater distribution capabilities in the new product categories and markets than we do. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies. Many of our current and potential competitors, some of which are large, multi-national businesses, have substantially greater financial, technical, sales, marketing, personnel and other resources and greater brand recognition than we have. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively than we can. In addition, some of our competitors are small or mid-sized specialty companies, which may enable them to react to changes in industry trends or consumer preferences or to introduce new or innovative products more quickly than we can. As a result, our product development efforts may not be successful or result in market acceptance of our products.

Competitors in the DRAM module, USB flash drive and solid-state drive markets. Our primary competitors in the markets for DRAM modules and USB flash drives include Adata, GSkill, Kingston Technology, Micron Technology through its Crucial division, Patriot and SanDisk. Our primary competitors in the market for solid-state drives include Intel, Micron Technology through its Crucial division, OCZ Technology and Samsung. In that regard, we face the risk that established semiconductor companies, such as Intel, Micron Technology, Samsung and SanDisk, which each manufacture DRAM or NAND flash memory ICs and incorporate them into the DRAM modules, USB flash drives or solid-state drives they sell, or established disk drive companies, such as Seagate or Western Digital, that sell solid-state drives, will use their lower cost structures, widely recognized brands and other resources to price their products substantially below ours and capture market share from us.

Competitors in the power supply unit, cooling system and computer case markets. Our primary competitors in the markets for power supply units, cooling systems and computer cases include Antec, Coolermaster and Thermaltake.

Competitors in the gaming peripherals market. We launched our first audio product in the third quarter of 2010 with the introduction of our gaming headset and our first gaming speakers in January 2011, and we have developed other audio products since that time. Our primary competitors in the market for audio products include Creative Labs, Klipsch, Logitech and Razer.

We launched our first gaming keyboards and mice in the third quarter of 2011. Our primary competitors in the markets for gaming keyboards and mice, include Logitech, Microsoft, Razer and SteelSeries.

Competitors in new markets. We are considering a number of other new products and, to the extent we introduce products in new categories, we will likely experience substantial competition from additional companies, including large computer peripherals and consumer electronics companies with global brand recognition and significantly greater resources than ours.

Competition from video game consoles. PC-based games may be subject to significant competition from dedicated video game consoles, such as Microsoft’s Xbox, Nintendo’s Wii and Sony’s PlayStation, to the extent that the processing and graphics power of those consoles increase substantially. Our products are not designed for use in video game consoles. As a result, our net revenues and other operating results may suffer to the extent that consumer spending on video game consoles and related games increases, whether as a result of the introduction of new games or improved gaming consoles or for other reasons.

Competitive factors in our markets. We believe that the principal competitive factors in our markets include performance, reliability, brand and associated style and image, price, time to market with new emerging technologies, early identification of emerging opportunities, interoperability of products and responsive customer support on a worldwide basis.

Our ability to compete successfully is fundamental to our success in existing and new markets. If we do not compete effectively, demand for our products could decline, our net revenues and gross margin could decrease and we could lose market share, which could have a material adverse effect on our business, results of operations and financial condition.

Intellectual Property

We consider the Corsair brand to be one of our most valuable assets. Our future success depends to a large degree upon our ability to defend the Corsair brand from infringement and, to a limited extent, to protect our other intellectual property. We rely on a combination of copyright, trademark, patent and other intellectual property laws and confidentiality procedures and contractual provisions such as non-disclosure terms to protect our intellectual property.

As of October 24, 2011, our patent portfolio consisted of two utility patents issued in the United States and nine utility patent applications pending, eight in the United States and one in Taiwan. We also have one registered design patent in the European Union and three pending design patent applications in the United States. Our patents expire in 2027. None of our issued patents prevents and none of the patents we have applied for, if granted, would prevent third parties from selling products similar to ours. In addition, we do not have any confidential or proprietary processes or procedures that would make it difficult for a competitor to produce products like ours.

As of October 24, 2011, our trademark portfolio consisted of 17 trademarks, for which we had approximately 88 registrations in 32 countries and the European Union and 27 pending applications for registration in 12 countries. These include the registration of the Corsair name as a trademark in 28 countries and the European Union and pending applications to register the Corsair name as a trademark in 8 countries, and the registration of the Vengeance name as a trademark in the United States, and pending applications to register the Vengeance name as a trademark in the European Union and Taiwan. Although we hold trademarks on the Corsair name in the United States and a number of other countries, the Corsair name does not have trademark protection in other parts of the world, and we may not be able to register the Corsair name as a trademark in some countries.

The expansion of our business has required us to protect our trademarks, domain names, copyrights and patents and, to the extent that we expand our business into new geographic areas, we may be required to protect our trademarks, domain names, copyrights, patents and other intellectual property in an increasing number of jurisdictions, a process that is expensive and sometimes requires litigation. If we are unable to protect our trademarks, domain names, copyrights, patents and other intellectual property rights, or prevent third parties from infringing upon them, our business may be adversely affected, perhaps materially. For additional information, see “Risk Factors—We do not have patents or other intellectual property that would prevent third parties from selling products similar to ours, which may allow competitors to capture market share from us.” and “—Our future success depends to a large degree on our ability to defend the Corsair brand from infringement and, if we are unable to protect our brand and other intellectual property, our business could be materially adversely affected.”

Companies in the technology industry are frequently subject to litigation or disputes based on allegations of infringement or other violations of intellectual property rights. We have faced claims that we have infringed intellectual property rights of others in the past, and we expect to face similar claims in the future. Any intellectual property claims, with or without merit, can be time consuming, expensive to litigate or settle and can divert management resources and attention. See “Risk Factors—We have in the past been, are currently, and may in the future be, subject to intellectual property infringement claims, which are costly to defend, could require us to pay damages or royalties and could limit our ability to use certain technologies in the future.”

Employees

As of September 30, 2011, we had a total of approximately 712 employees, of which approximately 503 were in operations, 79 in marketing and sales, 79 in finance, information technology, human resources, corporate and facilities and 51 in product development. Our product development team includes employees working on product design, definition, compatibility testing and qualification. From time to time, we engage a limited number of temporary workers and independent contractors where necessary in connection with a particular project or order or to fill a vacancy while recruiting a permanent employee. None of our employees is currently represented by a labor union or is covered by a collective bargaining agreement with respect to his or her employment. To date we have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Seasonality

We have experienced and expect to continue to experience seasonal fluctuations in sales due to the spending patterns of our customers. Our unit sales volumes have generally been lowest in the first and second calendar quarters due to lower sales following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced CPUs, graphics cards and other computer hardware products, which usually takes place in the second calendar quarter and which tends to drive sales in the following two quarters. As a consequence of seasonality, our total unit shipments for the second calendar quarter are generally the lowest of the year, followed by unit shipments for the first calendar quarter, although the effect of these lower quarterly unit volumes on our consolidated net revenues may be masked by changes in average selling prices of our products. We expect these seasonality trends to continue.

Environmental Matters

Our operations, properties and products are subject to a variety of U.S. and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and waste, and remediation of releases of hazardous materials. We believe, based on current information, that we are in material compliance with environmental laws and regulations applicable to us. However, our failure to comply with present and future requirements under these laws and regulations, or environmental contamination or releases of hazardous materials on our leased premises, as well as through disposal of our products, could cause us to incur substantial costs, including clean up costs, personal injury and property damage claims, fines and penalties, costs to redesign our products or upgrade our facilities and legal costs, or require us to curtail our operations, any of which could have a material adverse effect on our business.

Facilities

We do not own any of our facilities. The following table sets forth the location, approximate size and primary use of our principal leased facilities as of September 30, 2011:

Location	Approximate Size (Building) in Square Feet	Primary Use	Lease Expiration Date
Fremont, California	55,300	Corporate Headquarters, Research and Development and Administration	09/30/2015

Hayward, California	40,000	Americas Distribution	4/30/2014

Taoyuan, Taiwan	40,437	Manufacturing Services, Logistics and Distribution	02/14/2012

Almere, Netherlands	21,650	European Distribution, European Sales Support, Planning and Backlog Support	12/31/2012

Tsing Yi, Hong Kong	39,000	Asia Distribution	4/15/2013

Legal Proceedings

On September 7, 2011, a patent infringement complaint was filed in the Eastern District of Texas, Marshall Division, by Solid State Storage Solutions (“S4”) against nine defendants, including us. The complaint alleges that we have been and are now directly and indirectly infringing certain S4 patents by making, using, selling offering for sale, importing and/or exporting our solid-state drives. The complaint requests certain relief including, without limitation, an injunction, a judgment of infringement, actual damages, pre and post judgment interest, and an on-going royalty. We believe that we have meritorious defenses to all such allegations of infringement and expect to defend the matter vigorously.

We are from time to time involved in various other legal proceedings that arise from our business activities. Although the outcome of legal proceedings cannot be ascertained, in our judgment on the basis of present information, we are not currently a party to any litigation the outcome of which would, if determined adversely to us, be reasonably expected to have a material adverse effect on our financial condition.

Company History

We were founded in 1994 as a California corporation and reincorporated in the State of Delaware in 2007. Until 2005, we were primarily a manufacturer and supplier of DRAM modules used by computer enthusiasts in order to build and customize high-performance gaming PCs, as well as other memory products. In 2005, we began to focus on expanding our business beyond DRAM modules by introducing new products such as USB flash drives in 2005, power supply units starting in 2006, solid-state drives, cooling systems and computer cases in 2009 and audio products in 2010 and gaming keyboards and mice in 2011. As we have expanded our product portfolio, we have hired additional employees in order to strengthen our management, which now includes executives who have worked at large public technology companies, and our product development and sales and marketing teams.

Prior to 2005, most of our products were manufactured or tested in the United States. Starting in 2006, we have transitioned the testing and packaging of most of our DRAM modules to our facility in Taiwan and outsourced the manufacturing of our other products, although we continue to conduct product development in the United States. We have also expanded the geographic reach of our sales and marketing effort by entering new markets and opening a distribution center in the Netherlands.

On November 22, 2010, we effected a corporate reorganization pursuant to which Corsair Components, Inc., which was incorporated in Delaware in January 2010 and is the issuer of the common stock to be sold in this offering, became our parent holding company. For additional information, see “Prospectus Summary—Corporate Information” and “—The Holding Company Formation and Repurchase Right Termination.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of October 31, 2011:

Name	Age	Position
Andrew J. Paul	54	Chairman of our board of directors, Chief Executive Officer and President
Nicholas B. Hawkins	50	Chief Financial Officer, Treasurer and Director
José R. Flahaux	65	Senior Vice President, Operations
Frederick M. Gonzalez	62	Vice President, General Counsel and Corporate Secretary
Robert F. Weis	55	Senior Vice President, Worldwide Sales
Samuel R. Szteinbaum(1)(2)	49	Lead Independent Director
Howard M. Bailey(1)(3)	65	Director
Diana L. Bell(2)(3)	59	Director
George R. Elliott(1)	59	Director
John S. Hodgson(2)(3)	68	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and governance committee

Andrew J. Paul co-founded Corsair in 1994. He has served as our Chief Executive Officer, President and member of our board of directors since 1994 and was elected as the Chairman of our board of directors in June 2011. Mr. Paul was selected to our board of directors because of his deep knowledge of the business having co-founded Corsair. Prior to founding Corsair, Mr. Paul served as President of the Multichip Division at Cypress Semiconductor Corporation, a provider of semiconductor devices. Mr. Paul founded Multichip Technology, Inc., a provider of high-performance memory modules and electronics in 1987, and the business was sold to Cypress Semiconductor Corporation in 1993. Prior to that, he worked as a marketing manager at Integrated Device Technology, Inc. and in several sales and marketing positions at Fairchild Semiconductor Incorporated. Mr. Paul holds an honors degree in Physics from The City University, London, England.

Nicholas B. Hawkins has served as our Chief Financial Officer, Treasurer and member of our board of directors since January 2008. Mr. Hawkins was selected to our board of directors due to his public company and professional accounting firm experience. From April 2006 to December 2007, he served as the Chief Financial Officer and as a member of the board of directors for Zetex plc, a multinational manufacturer of analog semiconductor devices. From June 2004 to March 2006, Mr. Hawkins served as Chief Financial Officer for McMillan-Scott plc, a publishing firm based in the United Kingdom. From July 1995 to December 2002, he held various positions at European Colour plc, a performance coatings company, serving as interim Chief Executive Officer and as Group Finance Director. From 1991 to 1995, Mr. Hawkins served as a divisional Chief Accountant for Ciba AG, a pharmaceutical and chemical company and, from 1988 to 1991, he served as financial controller of a business unit of ICI plc, a chemical and pharmaceutical company. From 1983 to 1988, he served as an auditor for PricewaterhouseCoopers (formerly known as Pricewaterhouse), an accounting firm. Mr. Hawkins also served as Deputy Chairman of the board of directors of European Colour plc from January 2003 through February 2005. Mr. Hawkins holds a B.S. degree in Chemical Engineering from Exeter University in England and is recognized as a Fellow Chartered Accountant (FCA) by the Institute of Chartered Accountants in England and Wales.

José R. Flahaux has served as our Senior Vice President, Operations since joining Corsair in October 2008. From September 2000 through June 2008, he held various positions at SanDisk Corporation, a supplier of digital memory, storage devices and multimedia devices, including Senior Vice President of Strategic Planning from

January 2006 to June 2008, Senior Vice President of Worldwide Operations from January 2003 to January 2006 and Vice President of Worldwide Operations from September 2000 to January 2003. In 1999, he served as Vice President of Global Supply Chain at Raychem Corporation, a component supplier. From 1985 to 1997, he held senior management roles in operations at Unisys Corporation, a manufacturer of computer equipment, including Vice President and General Manager of Operations for the personal computer and server division from 1993 to 1997. While at Unisys Corporation, Mr. Flahaux received the corporation’s Chairman’s Award for Innovation. Mr. Flahaux holds a B.S. degree in Electrical Engineering from the Polytechnic Institute of Liège, Belgium, and served as a captain in the Belgian Air Force Reserve.

Frederick M. Gonzalez has served as our Vice President, General Counsel since May 2011 and was elected our Corporate Secretary in June 2011. From January 2004 to November 2010, Mr. Gonzalez was Vice President, General Counsel and Corporate Secretary of SonicWall, Inc., an internet security device provider. From August 2002 until July 2003, Mr. Gonzalez was Vice President and General Counsel for Extreme Networks, Inc., a networking company, and from May 2000 until August 2002, he was Vice President, General Counsel and Assistant Corporate Secretary for Polycom, Inc, a provider of audio and video conferencing equipment. Prior to Polycom, Mr. Gonzalez served in various positions within the corporate legal department at Amdahl Corporation, a manufacturer of large mainframe computer equipment, including Associate General Counsel from 1994 until May 2000. Mr. Gonzalez received a Bachelor of Science degree in chemistry, a Master of Business Administration degree and a Juris Doctor degree (summa cum laude) from Santa Clara University. He currently serves on the Board of Visitors of the Santa Clara University School of Law and from 2004 to 2010 served on the Board of Directors of the Silicon Valley Law Foundation. He is a member of the bar in the State and Federal Courts in California and the United States Supreme Court.

Robert F. Weis has served as our Senior Vice President, Worldwide Sales since joining Corsair in September 2011. From January 2009 to September 2011, he was Director of the U.S. OEM business at Microsoft Corporation, a software, services and solutions company. From May 2007 to December 2008, he was President and Chief Executive Officer at Next Level Consulting, a consulting services company. From August 1993 to May 2007, Mr. Weis held various positions at Hewlett-Packard Company, an international technology company, including serving as General Manager of the Vancouver Division from August 1993 to July 1999, as Vice President and General Manager of the Imaging and Printing Group for America from July 1999 to August 2005 and as General Manager and Vice President of Americas Consumer Operations from August 2005 to May 2007. Mr. Weis served in various marketing positions at Hewlett-Packard Company from March 1979 to August 1993. Mr. Weis holds a B.A. in Business Administration from Washington State University.

Samuel R. Szteinbaum has been a member of our board of directors since April 2009 and was appointed our lead independent director in June 2011. Mr. Szteinbaum was selected to our board of directors due to his technology industry experience, in particular in the PC industry. From June 1982 to November 2008, Mr. Szteinbaum held various positions at Hewlett-Packard Company, an international technology company, including serving as Vice President of the Consumer Products Group (Desktop and Notebook Computing) from May 2002 through October 2005 and as Vice President and Chief Learning Officer from October 2005 to November 2008. Mr. Szteinbaum serves on the board of directors of Sococo, a social communications enterprise, as well as Chairman of the board of directors of Asetek, Inc., a privately-held manufacturer of cooling devices for computer manufacturers. Mr. Szteinbaum holds an M.S. degree in Management from Purdue University and B.A. degrees in Mathematics and Economics from University of California, Santa Cruz.

Howard M. Bailey has been a member of our board of directors since May 2011. Mr. Bailey was selected to our board of directors due to his technology industry experience, in particular in the semiconductor industry. From March 2011 to September 2011, Mr. Bailey served as Chief Financial Officer and Vice President of Operations of Lunera Lighting, Inc., a LED lighting manufacturing company. From January 2007 to 2010, Mr. Bailey served as Chief Financial Officer and Vice President of Operations of Qpixel Technology, Inc. (acquired by Quanta Computer Inc. in 2010), a fabless semiconductor company. From February 2006 to November 2006, Mr. Bailey was Chief Financial Officer of Theranos, Inc., a healthcare systems company. From

2002 to February 2006, Mr. Bailey was Chief Financial Officer of Occam Networks Inc. (acquired by Calix, Inc. in 2011), a telecom equipment manufacturing company. From 2001 to 2002, Mr. Bailey was Chief Financial Officer and Vice President of Operations for Nishan Systems Inc. (acquired by McData Corporation in 2003), an IP storage switch manufacturing company. From 2000 to 2001, Mr. Bailey was Chief Financial Officer and Senior Vice President of C-Cube Microsystems Inc. (acquired by LSI Corporation in 2001), a semiconductor manufacturing company. From 1998 to 2000, Mr. Bailey was Chief Financial Officer of Quantum Effect Devices, Inc. (acquired by PMC-Sierra, Inc. in 2000), a RISC processor manufacturing company. From 1994 to 1998, Mr. Bailey was Chief Financial Officer and Vice President of Operations of Photon Dynamics, Inc. (acquired by Orbotech Ltd. in 2008), a flat panel display test and repair equipment manufacturing company. Prior to 1994, Mr. Bailey held several financial management positions at Intel, including worldwide Fab Controller. Mr. Bailey holds an M.B.A. degree in finance from University of Utah and a B.S. in Economics from University of Maryland.

Diana L. Bell has been a member of our board of directors since May 2011. Ms. Bell was selected to our board of directors due to her technology industry experience, in particular in the PC industry. From 1975 to 2007, Ms. Bell held various positions at the Hewlett-Packard Company, a global information technology company, including as serving as Senior Vice President for Corporate Affairs and Total Customer Experience & Quality from 2005 to 2007 and as Vice President and General Manager for Mobile Computing Division from 2000 to 2002. Ms. Bell currently serves on the board of directors of the California Board of Accountancy. Ms. Bell holds a M.B.A. degree in finance from Clark Atlanta University and a B.S. degree in Mathematics from Michigan State University.

George R. Elliott has been a member of our board of directors since August 2007 and was Chairman of our board of directors from June 2009 to June 2011. Mr. Elliott was selected to our board of directors due to his technology industry experience, in particular in the semiconductor sector, and his financial experience. From 2000 to 2007, he served as Chief Financial Officer for Wolfson Microelectronics plc, an international provider of high-performance mixed-signal semiconductors to the consumer electronics market. From 1998 to 2000, he served as Chief Financial Officer for Calluna plc, a hard disk drive company whose format is now used in MP3 players and, from 1996 to 1998, he served as Director of Commercial Operations at its trading subsidiary, Calluna Technology Ltd. From 1990 to 1995, Mr. Elliott served as Business Development Director at McQueen International Limited, a provider of European integrated manufacturing and support services for companies in the information technology industry. From 1983 to 1990, Mr. Elliott was a partner at Grant Thornton LLP, a global financial audit, tax and advisory firm. Mr. Elliott is currently the Non-executive Chairman of Craneware plc, a financial software solutions provider for hospitals and healthcare companies, Kewill plc, a software solutions provider to simplify global trade and logistics and Cupid plc., an online dating agency. He is also a Non-executive Director of Summit Corporation plc, a drug discovery company. He is a member of the Institute of Chartered Accountants of Scotland and holds a B.A. degree in Accountancy and Finance from Heriot-Watt University.

John S. Hodgson has been a member of our board of directors since April 2007. Mr. Hodgson was selected to our board of directors due to his technology industry experience, in particular in the semiconductor sector. From 2000 to 2006, Mr. Hodgson served as Chief Executive Officer and a member of the board of directors of CSR plc, a provider of multifunction connectivity and location platforms, including Bluetooth and WiFi, based in Cambridge, England. From 1997 to 1999, Mr. Hodgson was Senior Vice President of Sales at VLSI Technology, Inc. a provider of custom and semicustom integrated circuits. From 1990 to 1997, he was responsible for strategic marketing and then global sales at AT&T Microelectronics. His previous experience includes serving at Texas Instruments, Incorporated, an analog and digital semiconductor integrated circuit design and manufacturing company, from 1965 to 1975 and then Fairchild Semiconductor International, Inc., a semiconductor manufacturer, from 1975 to 1981. Mr. Hodgson holds a B.Sc. degree in Ceramic Engineering from Leeds University, England.

There are no family relationships among any of our executive officers and directors.

Board Composition; Classified Board

Our board of directors is currently composed of seven members. Our certificate of incorporation and bylaws provide that the number of our directors shall initially be seven and thereafter will be fixed from time to time by a resolution of the majority of our board of directors.

Our directors will be elected by the holders of our common stock, voting together as a single class. Our board of directors is divided into three classes of directors serving staggered terms of three years each. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose term is then expiring. The terms of our current directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the year 2012 for the Class I directors, 2013 for the Class II directors and 2014 for the Class III directors.

•	Our Class I directors are George R. Elliott and Samuel R. Szteinbaum.

•	Our Class II directors are Nicholas B. Hawkins and John S. Hodgson.

•	Our Class III directors are Andrew J. Paul, Howard M. Bailey and Diana L. Bell.

Director Independence

In May 2011, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. The board of directors considered the fact that Mr. Szteinbaum is the Chairman of the board of directors of Asetek, Inc., one of our suppliers, and concluded that it did not impact his independence. As a result of this review, our board of directors determined that Howard M. Bailey, Diana L. Bell, George R. Elliott, John S. Hodgson and Samuel R. Szteinbaum, representing a majority of our directors, are “independent directors” as defined under the rules of the Nasdaq Global Market, or Nasdaq.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee. Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee is also responsible for, among other things:

•	appointing, retaining, terminating, compensating and overseeing our independent auditors;

•	pre-approving all audit services and permissible non-audit services to be provided to us by the independent auditors;

•	reviewing the qualifications, performance and independence of the independent auditors;

•	reviewing our financial statements and our critical accounting policies and estimates;

•	reviewing the adequacy and effectiveness of our financial reporting processes and internal controls;

•	discussing our major financial risk exposures, the steps we have taken to monitor such exposures, and our financial risk assessment and risk management policies;

•	reviewing and discussing the results of our annual audit and our quarterly financial statements with management and the independent auditors;

•	making a recommendation to our board of directors as to whether the annual audited financial statements should be included in our Annual Report on Form 10-K; and

•	reviewing and approving related party transactions.

The members of our audit committee are George R. Elliott, Howard M. Bailey and Samuel R. Szteinbaum. Mr. Elliott is our audit committee Chairman. Our board of directors has determined that each member of our audit committee is independent and financially literate under the current rules and regulations of the SEC and Nasdaq and that George R. Elliott and Howard M. Bailey qualify as audit committee financial experts within the meaning of the rules and regulations of the SEC.

Compensation Committee. Our compensation committee oversees our corporate compensation programs. The compensation committee is also responsible for, among other things:

•	reviewing and recommending policies relating to employee and management compensation and benefits;

•

reviewing and approving corporate goals and objectives relevant to compensation of our Chief Executive Officer, the performance of our Chief Executive Officer in light of those goals and objectives and the establishment of individual elements of total compensation of our Chief Executive Officer;

•	reviewing and approving the compensation of our other executive officers;

•	evaluating and recommending to the full board appropriate compensation for our board of directors; and

•	administering the issuance of stock options and other awards under our stock option, incentive-compensation and equity-based plans.

The members of our compensation committee are Samuel R. Szteinbaum, Diana L. Bell and John S. Hodgson. Mr. Szteinbaum is the Chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the current rules and regulations of the SEC and Nasdaq.

Nominating and Governance Committee. Our nominating and governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. The nominating and governance committee is also responsible for, among other things:

•	evaluating and making recommendations regarding the size and composition of our board of directors and its committees;

•

developing and recommending to our board of directors standards to be applied in making determinations on the types of relationships that constitute material relationships between us and a director for purposes of determining director independence;

•	conducting an annual evaluation of our board of directors; and

•	developing, reviewing and making recommendations with regard to our corporate governance guidelines.

The members of our nominating and governance committee are John S. Hodgson, Howard M. Bailey and Diana L. Bell. Mr. Hodgson is the Chairman of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee is independent under the current rules and regulations of Nasdaq.

Our board of directors may from time to time establish other committees.

Risk Considerations in Our Compensation Program

We conducted an assessment of our compensation policies and practices for our employees and concluded that these policies and practices are not reasonably likely to have a material adverse effect on the company.

Director Compensation

We use a combination of cash and equity compensation to attract and retain candidates to serve on our board of directors. The following table summarizes the total compensation earned by each of our non-employee directors for the year ended December 31, 2010. Our Chief Executive Officer and our Chief Financial Officer received no compensation for their service as directors. Mr. Bailey and Ms. Bell became directors after December 31, 2010 and therefore are not included in the following table or the discussion of director compensation during 2010.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards(1) ($)		All other Compensation ($)	Total ($)
George R. Elliott	42,570	(2)	—	—		—	42,570
John S. Hodgson	10,000	(3)	—	116,604	(3)	—	126,604
Samuel R. Szteinbaum	40,000	(4)	—	—		—	40,000

(1)	Reflects the aggregate grant date fair value of option awards for option awards, computed in accordance with FASB’s Accounting Standard Codification Topic 718, Compensation—Stock Compensation (formerly Statement of Financial Accounting Standards No.123R), granted in 2010. We calculated the estimated fair value of each option award on the date of grant using a Black-Scholes option pricing model. The weighted averages of the assumptions used during 2010 were: risk-free interest rate of 2.4%; expected term of 6.25 years; no expected dividend yield; and expected volatility of 60.1%. Our computation of expected volatility was based on an average volatility of a peer group of publicly-traded companies. This peer group was selected based on criteria including similar industry, life cycle, revenue and market capitalization. We determined the expected term of options granted utilizing the “simplified” method as prescribed by Staff Accounting Bulletin No. 107, Share-Based Payment, of the Securities and Exchange Commission. The interest rate for periods within the contractual term of the award is based on the U.S. Treasury yield curve in effect at the time of grant. As of December 31, 2010, the following non-employee directors held options to purchase the following numbers of shares: Mr. Elliot, 360,000; Mr. Hodgson, 360,416; and Mr. Szteinbaum, 240,000.
(2)	Represents cash retainers of $34,830 and $7,740 for serving as the chairman of our board of directors and chairman of the audit committee, respectively. Fees received by Mr. Elliott were paid in British pounds sterling. The amounts above reflect a conversion rate of 0.646 British pounds sterling to $1.00 U.S. dollar, the average rate on December 31, 2010.
(3)	Mr. Hodgson was entitled to a cash retainer of $30,000 for 2009 and $30,000 for 2010 for serving as a member of our board of directors. He was also entitled to a cash retainer of $10,000 for serving as chairman of the compensation committee in 2010. In lieu of the $60,000 cash retainers earned for 2009 and 2010, Mr. Hodgson elected to receive options to purchase an aggregate of 105,416 shares in 2010 that were valued as described in footnote 1 above at $116,604. Of such options, options to purchase 98,541 shares vest at a rate of 1/12th per month with the remaining options to purchase 6,875 shares vesting at a rate of 1/9th per month. Options to purchase 103,488 of such shares were fully vested and exercisable as of September 30, 2011.
(4)	Mr. Szteinbaum received annual cash retainers of $30,000 and $10,000 for serving as a member of our board of directors and as chairman of the nominating and governance committee, respectively.

In connection with this offering, we have modified our non-employee director compensation policy which will be effective from the closing of this offering. Under the new policy, each non-employee director will receive an annual cash retainer of $25,000. The lead independent director will receive an additional annual cash retainer of $5,000. The chairman of certain committees of the board of directors will receive an additional cash retainer each year as follows: $15,000 for the chairman of the audit committee, $10,000 for the chairman of the compensation committee and $6,000 for the chairman of the nominating and governance committee. Each member of a board of directors committee who is not the chairman of that committee will receive an additional cash retainer each year as follows: $7,500 for a member of the audit committee, $5,000 for a member of the compensation committee and $3,000 for a member of the nominating and governance committee. None of our directors will receive meeting fees in addition to these retainers. Each non-employee director will be granted options on the date of the annual meeting of stockholders to purchase 20,000 shares of common stock that will vest in their entirety on the first anniversary of the grant date.

We reimburse our non-employee directors for reasonable travel, lodging and related expenses incurred in connection with their attendance at our board of directors and committee meetings and company-related activities.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors.

Compensation Committee Interlocks and Insider Participation

The following individuals served as members of our compensation committee during fiscal 2010: John S. Hodgson, George R. Elliott and Samuel R. Szteinbaum. Mr. Hodgson is the Chairman of our compensation committee. None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2010 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations and expectations regarding future compensation programs. Compensation policies that we adopt in the future may differ materially from policies summarized in this discussion.

The following individuals were our “named executive officers” for 2010:

•	Andrew J. Paul, Chief Executive Officer, or CEO, and President;

•	Nicholas B. Hawkins, Chief Financial Officer, or CFO, and Treasurer;

•	José R. Flahaux, Senior Vice President, Operations; and

•	Paul D. McGuire, Vice President, Worldwide Sales.

Overview of Compensation Objectives

We recognize that our success is in large part dependent on our ability to attract and retain talented employees. We endeavor to create and maintain compensation programs based on performance, teamwork and rapid progress and to align the interests of our executive officers and stockholders. As such, we have designed our executive compensation program to achieve the following objectives:

•	attract and retain highly-talented, experienced executives in our industry;

•	motivate and reward executives whose knowledge, skills and performance contribute to our success;

•	align compensation with our business and financial objectives and the short-term and long-term interests of our stockholders; and

•	offer total compensation that is competitive and fair.

To meet these objectives, the principal components of executive compensation in 2010 consisted of base salary, annual cash incentive awards and equity incentive awards. Each of the components has a role in meeting the objectives above. The mix of compensation components is designed to reward and provide incentives for both short-term and long-term performance. We intend to continue to set our compensation policies with the goal of achieving the same compensation objectives identified above with the same overall components of compensation.

Compensation Setting Process

Historically, the compensation of our executive officers was largely determined on an individual basis and was principally based on a total compensation package that was competitive with what they received at their prior company or, with respect to our CEO, competitive with the compensation committee’s understanding of a competitive total compensation package for a CEO of a company of our size. The compensation committee reviews the performance of our CEO on an annual basis. The compensation committee also reviews on an annual basis, with the recommendation of our CEO, the performance of each of the other executive officers. Based on this review and our CEO and compensation committee’s understanding of current market conditions, the executive compensation package for each executive officer is set for the coming year. This review has generally occurred at the beginning of the calendar year.

Role of Compensation Committee and CEO

The compensation committee of our board of directors is responsible for the compensation programs for our executive officers and reports to the full board of directors on its decisions and other actions. Our CEO makes recommendations to the compensation committee, attends committee meetings and has been and will continue to be involved in the determination of compensation for our other executive officers. Typically, our CEO makes recommendations to the compensation committee regarding base salary and incentive-based compensation for our other executive officers based on company results, an individual executive officer’s contribution toward these results, and performance toward goal achievement. Our CEO does not make a recommendation as to any element of his compensation and does not attend any deliberations of the compensation committee when his compensation is discussed.

The compensation committee then reviews the CEO’s recommendations and approves each executive officer’s total compensation, including the compensation of the CEO, as well as the mix of base salary and incentive-based compensation. The compensation committee’s decisions regarding executive compensation are based on the compensation committee’s assessment of the performance of our company and each individual executive, an understanding of market conditions and other factors, such as prevailing industry trends.

Prior to 2010, we did not engage compensation consultants to assist our compensation committee with compensation policies, nor did we benchmark our compensation policies against a peer group. In 2010, the compensation committee engaged Compensia, Inc. as our compensation consultant to assist the compensation committee in benchmarking executive officer and director compensation against a peer group and to advise the compensation committee in setting overall compensation policies. The compensation committee reviewed compensation practices at peer companies so it could set total compensation at reasonably competitive levels. With respect to benchmark data, the compensation committee considered such information as one among several factors when setting compensation. The compensation committee did not target a percentile within the peer group for any element of compensation, but rather used the comparative data as a reference point in its determination of the types and amount of compensation we offer our executive officers. We expect that the compensation committee will continue to review peer group data in connection with setting the compensation we offer our executive officers to help ensure that our compensation programs are competitive and fair. The peer group that the compensation committee considered in 2010 was the following: Comtech Telecommunications Corp., Integrated Silicon Solution, Inc., InterDigital, Inc., Micrel, Incorporated, Plantronics, Inc., Silicon Storage Technology, Inc., SMART Modular Technologies (WWH), Inc., STEC, Inc., Synaptics Incorporated, Tekelec, ViaSat, Inc. and Zoran Corporation. Silicon Storage Technology, Inc. was acquired in April 2010 by Microchip Technology Incorporated.

The compensation committee is authorized to retain the services of third-party compensation consultants and other outside advisors from time to time, as the committee sees fit, in connection with compensation matters. Compensation consultants and other advisors retained by the compensation committee will be compensated by us and report directly to the compensation committee, which has the authority to select, retain and terminate any such consultants or advisors.

Elements of Compensation

For 2010, the principal components of executive compensation consisted of base salary, annual cash incentive awards, and equity incentive awards. The equity incentive awards consisted of stock options. Our executive officers are also eligible to participate in our health and benefits plans and retirement savings plans, which are generally available to all of our employees. Each component of compensation has a role in meeting the compensation objectives described above. The following summarizes our objectives for each of the principal components of executive compensation for 2010:

Base salaries

•	Reward individuals’ current contributions to the company; and

•	Compensate individuals for their expected day-to-day performance.

Annual cash incentive compensation

•	Align executive compensation with annual corporate performance objectives;

•	Enable us to attract, retain, and reward individuals who contribute to our success; and

•	Motivate individuals to enhance the value of our company.

Equity incentive awards

•	Align individuals’ incentives with the long-term interests of our stockholders;

•	Reward individuals for potential long-term contributions;

•	Provide a total compensation opportunity commensurate with our performance; and

•	Provide the potential for greater employee stability.

The compensation committee does not have a fixed policy for the allocation between base salaries and cash incentive compensation and equity compensation or between short-term and long-term compensation. As part of its evaluation of the compensation of our executive officers, the compensation committee reviews not only the individual elements of compensation, but also total compensation and the mix between cash and equity compensation. We emphasize incentive-based compensation over base salary compensation. We believe this approach has allowed us to attract and retain highly talented and experienced executive officers and, with our relatively large equity incentive and performance-based weighting, is intended to reward our executive officers when we achieve our corporate objectives. If our corporate objectives are not achieved, a significant portion of the compensation for our key executive officers is at risk. In this way, our executive compensation program is directly aligned with the interests of our stockholders.

Each of the components of our executive compensation is discussed in more detail below.

Base Salaries

Base salary is the fixed portion of executive pay and is set to reward individuals’ current contributions to the company and compensate them for their expected day-to-day performance. The compensation committee initially establishes base salaries for our executive officers through arm’s-length negotiation at the time of hire and principally based on a total compensation package that was comparable to what they received at their prior company. The initial base salaries of our executive officers have then been reviewed annually by our compensation committee, with significant input from our CEO for our other executive officers, to determine whether any adjustment is warranted. Beginning in 2010, the compensation committee also considered peer group data and other input from our compensation consultant. Any adjustment made to a named executive officer’s base salary, as a result of the annual performance review or the desire to maintain competitive compensation parity with peer group companies, typically takes effect retrospectively from the beginning of the year.

In February 2011, the compensation committee increased base salaries by 9.0% for Mr. Paul, 3.5% for Mr. Flahaux and 2% for Mr. McGuire. The base salary for Mr. Hawkins was in line with base salaries for similar positions among our peer group, and therefore did not change. These adjustments were effective as of January 1, 2011. The actual base salaries paid to our named executive officers in 2010 are set forth in the “Summary Compensation Table” below.

Annual Cash Incentive Compensation

Annual cash incentive compensation is designed to align executive compensation with annual performance and to enable us to attract, retain, and reward individuals who contribute to our success and motivate them to enhance the value of our company. The 2010 Management Bonus Plan is described below.

2010 Management Bonus Plan. Annual incentive compensation for our executive officers under the 2010 Management Bonus Plan, or MBP, was based on the achievement of pre-established company and individual objectives for the year 2010 and was paid in March 2011. All of our executive officers, including our CEO, received annual cash incentive compensation under the MBP.

The compensation committee establishes (1) performance measures based on company and individual performance and (2) a formula for calculating a participant’s award based on actual performance compared to the pre-established performance goals. The CEO recommends to the compensation committee an approach to setting performance measures and targets. In 2010, the performance measures that were established for the named executive officers under the MBP were a combination of company performance and individual performance, weighted two-thirds towards company performance and one-third towards individual performance. We give company performance a greater weight because we believe our executive officers have a significant impact on overall company performance and we seek to align the interests of our executive officers with the interests of our stockholders. The threshold, target and maximum incentive awards under the 2010 MBP for each named executive officer are set forth in the section entitled “Grants of Plan-Based Awards”.

Company performance. The company performance measure of the MBP was based upon non-GAAP EBIT, which we define as adjusted EBIT, as further adjusted (if applicable) for certain non-recurring expenses. We define adjusted EBIT as net income (loss) less other income (expense), net, plus interest expense, net, gain (loss) on revaluation of common stock warrants, income tax expense (benefit) and stock-based compensation (benefit) expense. The compensation committee selected non-GAAP EBIT as the company performance measure because adjusted EBIT, which is the primary component of non-GAAP EBIT, is a key performance indicator against which we evaluate our performance. Under the terms of the 2010 MBP, payout for the company performance was triggered if performance exceeded 75% of the prior year’s non-GAAP EBIT and increased up to 150% of the prior year’s non-GAAP EBIT.

Individual performance. The individual performance goals for our executive officers for 2010 were as follows:

Mr. Paul: operational, financial and strategic goals, including increasing sales and gross margins, expanding management team, raising additional capital, maintaining market share for certain products and introducing new products.

Mr. Hawkins: financial and strategic goals, including raising additional capital, enhancing our financial reporting capabilities and internal controls, expanding the finance department, and improving cash and expense management.

Mr. Flahaux: operational goals, including reducing costs, improving delivery and cycle times, improving cost reporting and continued building operations staff and expanding our distribution and fulfillment capabilities.

Mr. McGuire: sales goals, including managing and building a worldwide sales team, maintaining and expanding market share and meeting product sales goals.

The compensation committee gives no specific weighting to these individual performance goals, and it evaluates individual performance in a non-formulaic manner.

The approximate one-third of the target incentive award that is based on individual performance is calculated based on a multiple that ranges from 0.0 to 1.5 times of the target incentive award opportunity allocated to individual performance. If the executive officer’s performance meets, but does not exceed, expectations, a multiple of 1 times the target incentive award is applied. The individual performance-based award does not depend on the achievement of the company performance goal.

2010 MBP Bonus Determinations. The compensation committee retained the discretion to evaluate whether to pay out bonuses to executives under circumstances that did not meet the terms of the MBP, and to modify the terms of the MBP if necessary.

Our 2010 non-GAAP EBIT fell below our internal target for non-GAAP EBIT for that year. For 2010, the non-GAAP EBIT target was $25.9 million. Actual 2010 non-GAAP EBIT was $15.2 million. Accordingly, under the terms of the MBP, we were not obligated to pay any annual incentive compensation relating to company performance. However, the compensation committee considered that we had achieved over 50% of our non-GAAP EBIT target of 2010 despite macroeconomic conditions that caused our second quarter 2010 results to be significantly lower than expected.

Based on our non-GAAP EBIT for 2010 and the achievement by each of the named executive officers of their personal objectives, the compensation committee exercised its discretion to authorize annual incentive compensation for both the company performance measures and the individual performance measures. These payments resulted in incentive compensation paid to the named executive officers of one-quarter of the target percentage for the non-GAAP EBIT portion of the incentive compensation formula, and lowered the payments for personal performance from the full target amount to three-quarters of the target amount.

Amounts paid to the named executive officers under the MBP for services rendered in 2010 were $98,500 to Mr. Paul, $41,100 to Mr. Hawkins, $53,870 to Mr. Flahaux and $25,060 to Mr. McGuire. See “Summary Compensation Table” below.

Equity Incentive Awards

Consistent with our past practice, in 2010 we granted our executive officers equity incentive awards in the form of stock options to align their incentives with the long-term interests of our stockholders, reward them for potential long-term contributions, and provide a total compensation opportunity commensurate with our performance.

We have used stock options as the exclusive form of long-term incentive compensation for our executive officers. The compensation committee believes that stock options encourage our executive officers to manage our business from the perspective of a stockholder. If the value of our common stock increases over time, the value of the equity awards granted to each of the executive officers increases, which we believe provides a strong incentive for our executive officers to enhance stockholder value. In addition, long-term equity incentive awards provide our executive officers with the incentive to continue their employment with us for longer periods of time, which in turn, has the potential to provide us with greater employee stability. These awards are also less costly to us in the short-term than cash compensation and have provided the principal method for our executive officers to acquire equity in the company.

Typically, we grant stock options both at the time of initial hire and then through additional annual grants. Our compensation committee retains discretion to make stock option awards to employees at any time, including in connection with the promotion of an employee, to reward an employee, for retention purposes, or in other circumstances recommended by management. The size and terms of the initial stock option grant made to each executive officer upon joining us are primarily based on competitive conditions applicable to the executive officer’s specific position. In addition, the compensation committee considers the number of stock options held by other executive officers in comparable positions within the company, as well as the market range for equity compensation deemed necessary to hire the executive officer, the then current value of our common stock and our emphasis on limiting cash compensation in favor of additional equity compensation.

We grant stock options with an exercise price that is at least equal to the fair market value of our common stock on the grant date, as determined by our compensation committee after taking into account a wide variety of factors, including company performance and third-party valuations of our common stock. These options are generally subject to four year time-based vesting schedules. Initial hire option grants generally vest 25% on the first anniversary of the vesting commencement date or the grant date, as applicable, and thereafter vest in equal monthly installments over the remaining 36 months. Annual option grants generally commence vesting on or about January 1 of the third year following the grant date and vest in equal monthly installments over twelve months thereafter.

Consistent with the above criteria, our compensation committee approved the grants of annual equity incentive awards to our executive officers for 2010. With the exception of the award to our CEO, these awards were recommended to the compensation committee by our CEO. In the case of our CEO, the equity incentive award was determined by the compensation committee. In all cases, our CEO and compensation committee considered each executive officer’s relative job scope, the value of existing long-term equity incentive awards, individual performance history, prior contributions to us and the size of prior grants in determining the size of the award. The actual equity awards granted to our named executive officers in 2010 are set forth in the “Summary Compensation Table” below.

As a privately-held company, there has been no market for our common stock. Accordingly, in 2010, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. In June 2010, our board of directors adopted an insider trading policy which is intended to apply to trading in our securities effective immediately upon the effective time of our initial public offering.

Employee Benefits and Perquisites

We maintain various benefit programs to meet the healthcare and welfare needs of our employees and their families. The compensation committee believes these health and welfare benefits are reasonable and consistent with our overall compensation philosophy and necessary to ensure that we are able to maintain a competitive position in terms of attracting and retaining key executive officers and other employees.

We also maintain two tax-qualified retirement plans for U.S.-based employees, including a Section 401(k) plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis and an ESOP that provides eligible employees with additional retirement benefits funded by contributions made by us which are primarily invested in our common stock. Under the Section 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual limits under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. Pre-tax contributions to the Section 401(k) plan are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee pre-tax contributions are fully vested at all times. We also maintain tax-qualified retirement plans for our international employees in compliance with local statutory requirements.

Under the ESOP, discretionary contributions are made by us from time to time either in shares of our common stock or in cash which is invested by the ESOP trustees primarily in shares of our common stock, including by purchase of shares from our stockholders. Our contributions to the ESOP for a year are allocated to the accounts of participants who have completed at least 1,000 hours of service during the year in proportion to the covered compensation of each eligible participant and become vested after the completion of six years of service. As tax-qualified retirement plans, contributions to our Section 401(k) plan and ESOP and earnings on those contributions are not taxable to the employees until distributed from the plan and all contributions are deductible by us when made. Our executive officers are eligible to participate in these programs on the same basis as our other employees. For additional information about the ESOP, see “Executive Compensation—Equity Incentive Plans—Employee Stock Ownership Plan.”

In connection with this offering, we also intend to adopt an employee stock purchase plan which will allow executive officers and other employees to purchase our stock at 85% of fair market value at the lower of the first or last date of the applicable purchase period, subject to certain conditions, and provided they hold less than 5% of our outstanding shares. See “Executive Compensation—Equity Incentive Plans—2011 Employee Stock Purchase Plan.”

The compensation committee has not found it necessary for the attraction or retention of our executive officers to provide them with perquisites or other personal benefits except for those benefits described above. In the future, the compensation committee, in its discretion, may revise, amend or add to any executive officer’s benefits and perquisites as it deems appropriate.

Change in Control and Severance Arrangements

In connection with this offering, we have entered into change in control severance agreements with each of our named executive officers which are triggered by a change in control transaction followed by an involuntary termination of such named executive officer within 12 months. Under the change in control severance agreement with our CEO, he is entitled to two times his annual base salary for the year in which the termination occurs plus the target incentive award for our CEO for that year, as well as accelerated vesting on all outstanding equity awards and two years of medical benefits. Our other named executive officers receive the same benefits as our CEO, except that they do not receive their target incentive award amount. A “change in control” transaction is defined as any of the following transactions:

(A) a merger, consolidation or reorganization approved by our stockholders, unless securities representing more than 50% of the total combined voting power of the outstanding voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned our outstanding voting securities immediately prior to such transaction; or

(B) the sale, transfer or other disposition of all or substantially all our assets to any person, entity or group of persons acting in concert other than a sale, transfer or disposition to an entity, at least 50% of the combined voting power of the voting securities of which is owned by us or by our stockholders in substantially the same proportion as their ownership of us immediately prior to such sale; or

(C) the acquisition by any person or related group of persons of beneficial ownership of our securities possessing (or convertible into or exercisable for such securities possessing) more than 50% of the total combined voting power of our outstanding voting securities (measured immediately after such acquisition) effected through a direct purchase of those securities from one or more of our stockholders.

Involuntary termination includes (1) termination of the executive officer’s employment for any reason other than a Termination for Cause (as defined in the agreement), or (2) a termination by the executive officer for Good Reason (as defined in the agreement). An involuntary termination does not include the termination of the executive officer’s employment by reason of death or Incapacity (as defined in the agreement).

When establishing these severance arrangements, the compensation committee attempted to provide severance benefits that struck a balance between providing sufficient protections for the executive officer, while still providing compensation that is reasonable and in the best interests of the company and our stockholders.

In addition, our 2008 Stock Incentive Plan generally provides for accelerated vesting of equity awards upon the involuntary termination of an employee within the eighteen month period following a change in control (as defined under the plan). This vesting acceleration is intended to provide each of our executive officers with the full benefit of their stock options awards and reward them for a successful outcome for our stockholders.

For information regarding our payment obligations pursuant to the compensation arrangement for each of our named executive officers, assuming that their employment was terminated or a change in control occurred on December 31, 2010, see “Potential Payments on Termination or Change in Control” below.

Tax Considerations

We anticipate that our compensation committee will consider the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for individual compensation exceeding $1.0 million in any taxable year for our CEO and each of the other named executive officers, unless compensation is performance-based. As our common stock is not currently publicly-traded, our compensation committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. However, we expect that our compensation committee will adopt a policy that, where reasonably practicable, would qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). For example, our 2010 MBP was designed to provide incentive compensation that is not subject to the limits of Section 162(m). In approving the amount and form of compensation for our executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table summarizes the total compensation earned by each of our named executive officers for the fiscal years ended December 31, 2010 and December 31, 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)		Non- Equity Incentive Plan Compensation ($)		Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Andrew J. Paul Chief Executive Officer and President	2010	463,500	—	—	209,224	(1)	98,500	(3)	—	144	(5)	771,368
	2009	412,500	—	—	174,710	(2)	492,336	(4)	—	144	(6)	1,079,690
Nicholas B. Hawkins Chief Financial Officer	2010	365,284	—	—	139,483	(1)	41,100	(3)	—	6,759	(5)	552,626
	2009	317,249	—	—	31,140	(2)	378,781	(4)	—	30,144	(6)	757,314
José R. Flahaux Senior Vice President, Operations	2010	353,210	—	—	169,672	(1)	53,870	(3)	—	144	(5)	576,896
	2009	294,167	—	—	—	(2)	258,456	(4)	—	144	(6)	552,767
Paul D. McGuire Former Vice President, Worldwide Sales	2010	243,945	—	—	74,391	(1)	89,736	(3)	—	494,971	(5)	903,043
	2009	219,654	—	—	34,626	(2)	289,907	(4)	—	347,756	(6)	891,943

(1)	Reflects the aggregate grant date fair value of option awards, computed in accordance with FASB’s Accounting Standard Codification Topic 718, Compensation—Stock Compensation (formerly Statement of Financial Accounting Standards No. 123R), granted in 2010. We calculated the estimated fair value of each option award on the date of grant using a Black-Scholes option pricing model. The weighted averages of the assumptions used during 2010 were: risk-free interest rate of 2.4%; expected term of 6.25 years; no expected dividend yield; and expected volatility of 60.1%. Our computation of expected volatility was based on an average volatility of a peer group of publicly-traded companies. This peer group was selected based on criteria including similar industry, life cycle, revenue and market capitalization. We determined the expected term of options granted utilizing the “simplified” method as prescribed by Staff Accounting Bulletin No. 107, Share-Based Payment, of the Securities and Exchange Commission. The interest rate for periods within the contractual term of the award is based on the U.S. Treasury yield curve in effect at the time of grant.
(2)

Reflects the aggregate grant date fair value of option awards, computed in accordance with FASB’s Accounting Standard Codification Topic 718, Compensation—Stock Compensation (formerly Statement of Financial Accounting Standards No. 123R), granted in 2009. We calculated the estimated fair value of each option award on the date of grant using a Black-Scholes option pricing model. The weighted averages of the assumptions used during 2009 were: risk-free interest rate of 2.6%; expected term of 6.25 years; no expected dividend yield; and expected volatility of 52%. Our computation of expected volatility was based on an average volatility of a peer group of publicly-traded companies. This peer group was selected based on criteria including similar industry, life cycle, revenue and market capitalization. We determined the expected term of options granted utilizing the “simplified” method as prescribed by Staff Accounting Bulletin No. 107, Share-Based Payment, of the Securities and Exchange Commission. The interest rate for periods within the contractual term of the award is based on the U.S. Treasury yield curve in effect at the time of grant.
(3)	Represents amounts paid to the named executive officers under the MBP for services rendered in 2010 as follows: $98,500 to Mr. Paul, $41,100 to Mr. Hawkins, $53,870 to Mr. Flahaux. The amount paid to Mr. McGuire includes $25,060 under the MBP for services rendered in 2010 and $64,676 as commission received for his sales performance.
(4)	Represents amounts paid to the named executive officers under the 2009 annual incentive plan for services rendered in 2009 as follows: $450,000 to Mr. Paul, $354,646 to Mr. Hawkins, $243,750 to Mr. Flahaux and $179,717 to Mr. McGuire. Also represents amounts paid to the named executive officers under the 2009 profit sharing plan for services rendered in 2009 as follows: $42,336 to Mr. Paul, $24,135 to Mr. Hawkins, $14,706 to Mr. Flahaux and $37,815 to Mr. McGuire. With respect to Mr. McGuire, this amount also includes a commission of $72,375.
(5)	Represents amounts paid to the named executive officers towards employee life insurance in 2010. With respect to Mr. Hawkins, this amount also includes premiums associated with a separate life insurance policy paid by us in the amount of $6,615. With respect to Mr. McGuire, this amount also includes a loan forgiveness of $230,025 on restricted stock awards granted in July 2006, interest forgiveness of $33,817 on the forgiven loan and income tax of $230,985 associated with the loan forgiveness and interest forgiveness.
(6)	Represents amounts paid to the named executive officers towards employee life insurance in 2009. With respect to Mr. Hawkins, this amount also includes a relocation allowance in the amount of $30,000. With respect to Mr. McGuire, this amount also includes a loan forgiveness of $180,200 on restricted stock awards granted in July 2006, interest forgiveness of $8,465 on the forgiven loan and income tax of $158,947 associated with the loan forgiveness and interest forgiveness.

Grants of Plan-Based Awards

The following table sets forth, for the year ended December 31, 2010, certain information regarding grants of plan-based awards to each of our named executive officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock of Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards(2) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Andrew J. Paul	5/21/2010	—	—	—	—	—	—	—	225,000	1.60	209,224
	N/A	46,350	185,400	556,200	—	—	—	—	—	—	—
Nicholas B. Hawkins	5/21/2010	—	—	—	—	—	—	—	150,000	1.60	139,483
	N/A	31,962	127,849	319,624	—	—	—	—	—	—	—
José R. Flahaux	5/21/2010	—	—	—	—	—	—	—	182,466	1.60	169,672
	N/A	30,906	123,624	309,059	—	—	—	—	—	—	—
Paul D. McGuire	5/21/2010	—	—	—	—	—	—	—	80,000	1.60	74,391
	N/A	21,345	85,381	213,452	—	—	—	—	—	—	—

(1)	The amounts shown reflect estimated payouts for the fiscal year ended December 31, 2010 under the 2010 Management Bonus Plan. The amounts shown in the column entitled “Threshold” reflect the minimum payment levels if the minimum non-GAAP EBIT targets have been met, which are one third of the amounts shown under the column entitled “Target,” and the amounts shown in the column entitled “Maximum” are three times the amounts shown under the column entitled “Target” in the case of Andrew J. Paul and and 2.5 times in the case of Nicholas B. Hawkins, José R. Flahaux and Paul D. McGuire. Actual payouts to our named executive officers under the 2010 Management Bonus Plan for the fiscal year ended December 31, 2010 are reflected in the column entitled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above.
(2)	Reflects the aggregate grant date fair value of option awards, computed in accordance with FASB’s Accounting Standard Codification Topic 718, Compensation—Stock Compensation (formerly Statement of Financial Accounting Standards No. 123R), granted in 2010. We calculated the estimated fair value of each option award on the date of grant using a modified Black-Scholes option pricing model. The weighted averages of the assumptions used during 2010 were: risk-free interest rate of 2.4%; expected term of 6.25 years; no expected dividend yield; and expected volatility of 60.1%. Our computation of expected volatility was based on an average volatility of a peer group of publicly-traded companies. This peer group was selected based on criteria including similar industry, life cycle, revenue and market capitalization. We determined the expected term of options granted utilizing the “simplified” method as prescribed by Staff Accounting Bulletin No. 107, Share-Based Payment, of the Securities and Exchange Commission. The interest rate for periods within the contractual term of the award is based on the U.S. Treasury yield curve in effect at the time of grant.
(3)

On November 23, 2010, we offered all employees who had previously received options to purchase our common stock at an exercise price of $2.06 per share an opportunity to exchange their stock options (“Eligible Options”) for newly granted options (“New Options”) with an exercise price of $1.60 per share. The offer expired on December 24, 2010. In consideration for the exchange of Eligible Options for New Options, the agreements for the New Option grants provide that the applicable vesting dates are six months later in time than the vesting dates applicable to the Eligible Options. All other terms and conditions set forth in the New Option agreements were identical to those set forth in the Eligible Option agreements. Each of the named executive officers elected to exchange their Eligible Options for New Options.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information regarding outstanding equity awards for each of our named executive officers as of December 31, 2010. There are no outstanding stock awards for any of our named executive officers.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexerciseable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Andrew J. Paul(1)	4,500,000	(2)	—		—	0.16	11/22/2012
	1,500,000	(3)	—		—	0.16	11/22/2012
	1,750,000	(2)	—		—	0.16	1/1/2013
	250,000	(3)	—		—	0.16	1/1/2013
	195,000	(4)	—		—	0.19	1/1/2014
	388,350	(4)	—		—	0.36	1/1/2014
	56,000	(5)	—		—	0.63	10/23/2018
	1,800,000	(6)	—		—	0.63	3/12/2019
	—		225,000	(7)	—	1.60	12/23/2020
Nicholas B. Hawkins	1,400,000	(8)	—		—	0.63	10/23/2018
	320,883	(9)	—		—	0.63	3/12/2019
			150,000	(7)	—	1.60	12/23/2020
José R. Flahaux	1,200,000	(8)	—		—	0.63	10/23/2018
			182,466	(7)	—	1.60	12/23/2020
Paul D. McGuire	362,500	(10)	—		—	0.63	4/28/2019
			80,000	(7)	—	1.60	12/23/2020

(1)	Subsequent to December 31, 2010, Mr. Paul exercised options to purchase a total of 2,866,721 shares of our common stock, which he sold in the Keating Transaction. See “Certain Relationships and Related Party Transactions—Keating Transaction”.
(2)	Stock option vests in equal monthly installments over 36 months from the vesting commencement date.
(3)	Stock option vests in equal monthly installments over 12 months from the vesting commencement date.
(4)	Stock option vested in equal monthly installments over 36 months from the vesting commencement date; however vesting of all remaining unvested options as of December 31, 2005 was accelerated to that day.
(5)	Stock option vested in its entirety in one installment upon the completion of one year following the vesting commencement date of January 1, 2009.
(6)	Stock option vests in equal monthly installments over 48 months commencing on January 31, 2009.
(7)	Stock option vests in equal monthly installments over 12 months from the vesting commencement date of June 30, 2013. This vesting schedule represents the term under the new options granted in the Option Exchange described under “—Grants of Plan-Based Awards” above.
(8)	Stock option vests over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the vesting commencement date or grant date, as applicable, and the remainder of the shares underlying the option vest in equal monthly installments over the remaining 36 months thereafter.
(9)	Stock option vests in equal monthly installments over 11 months from the vesting commencement date of February 1, 2012.
(10)	Stock option vests in equal monthly installments over 29 months from the anniversary of the vesting commencement date of July 24, 2010.

Option Exercises and Stock Vested

During the year ended December 31, 2010, none of the named executive officers exercised any options or had any stock awards that vested.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-qualified Deferred Compensation

None of our named executive officers participates in or has account balances in a traditional non-qualified deferred compensation plan or other deferred compensation plans maintained by us.

Potential Payments on Termination or Change in Control

The following table sets forth our payment obligations pursuant to the compensation arrangements for each of our named executive officers under the circumstances described below, assuming that their employment was terminated or a change in control occurred on December 31, 2010. In connection with this offering, we have entered into change in control severance agreements with each of our named executive officers. See “Compensation Discussion and Analysis—Change in Control and Severance Arrangements” above for additional detail about these change in control severance agreements.

Name	Voluntary Termination	Involuntary Termination	Change in Control(1)	Change in Control Followed by Involuntary Termination(2)(3)
Andrew J. Paul	—	—	—	$874,800
Nicholas B. Hawkins	—	—	—	708,799
José R. Flahaux	—	—	—	534,600
Paul D. McGuire	—	—	—	291,600

(1)	Amounts under the column captioned “Change in Control” assume that in a change in control transaction, the acquiring entity assumes outstanding equity awards and that there is no termination of the named executive officer in connection with such change in control. If the acquiring entity does not assume outstanding equity awards or the acquiring entity involuntarily terminates the named executive officer after the change in control, the named executive officer would be entitled to the benefits noted under the column captioned “Change in Control Followed by Involuntary Termination.”
(2)	Amounts under the column captioned “Change in Control Followed by Involuntary Termination” reflect the provisions of the 2008 Stock Incentive Plan, which provide that if a named executive officer is involuntarily terminated within eighteen months of a change in control transaction, the vesting of the equity awards held by such named executive officer would accelerate. The value of the named executive officers’ equity awards is calculated based on the difference between (i) the exercise price of the unvested portion of all outstanding stock options held by the named executive officer on December 31, 2010 and (ii) the fair value of the unvested portion of all outstanding stock options on December 31, 2010. “Change in control” under the 2008 Stock Incentive Plan means a change in ownership or control of the company effected through any of the following transactions: (i) a merger, consolidation or other reorganization approved by the company’s stockholders, unless securities representing more than 50% of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the company’s outstanding voting securities immediately prior to such transaction, or (ii) a stockholder-approved sale, transfer or other disposition of all or substantially all of the company’s assets in liquidation or dissolution of the company, or (iii) the acquisition, directly or indirectly by any person or related group of persons (other than the company or a person that directly or indirectly controls, is controlled by, or is under common control with, the company), of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than 50% of the total combined voting power of the company’s outstanding securities pursuant to a tender or exchange offer made directly to the company’s stockholders. “Involuntary termination” under the 2008 Stock Incentive Plan is defined as involuntary termination for reasons other than for misconduct or voluntary resignation following (A) a change in position with the company which materially reduces the named executive officer’s duties and responsibilities or the level of management to which he or she reports, (B) a reduction in his or her level of compensation by more than 15% or (C) a relocation of his or her place of employment by more than 50 miles.
(3)	Giving effect to the change in control severance agreements being entered into in connection with this offering as described under “Compensation Discussion and Analysis—Change in Control and Severance Arrangements,” the amounts each named executive officer would be entitled to receive in connection with a change in control transaction followed by an involuntary termination (each as defined in the change in control severance agreements) would be as follows: Mr. Paul: $1,917,250; Mr. Hawkins: $1,464,630; Mr. Flahaux: $1,263,770; and Mr. McGuire: $811,850.

Equity Incentive Plans

Non-Qualified Stock Option Plan

Our board of directors adopted and our stockholders approved our Non-Qualified Stock Option Plan, or the NQSO Plan, in 2001. The purpose of the NQSO Plan is to secure and retain the services of persons eligible to receive awards under the plan by providing them with a proprietary interest in the company. Our NQSO Plan provides for the grant of nonqualified stock options to employees, non-employee board members and consultants who provide services to us or to any parent or subsidiary of ours. We terminated the NQSO Plan in 2005. However, the NQSO Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Stock Subject to the Plan. The maximum aggregate number of shares initially available to be issued under the NQSO Plan was 10,000,000 shares of our common stock. In connection with the Holding Company Formation, all shares available under the NQSO Plan and all outstanding and unexercised options to purchase shares under the NQSO Plan were converted into shares of our common stock and options to purchase shares of our common stock, as applicable, on a one-for-one basis. As of September 30, 2011, options to purchase 16,553,900 shares of our common stock were still outstanding and no shares of our common stock were available for future grant under the NQSO Plan.

Plan Administration. Our board of directors, or a committee appointed by our board of directors, administers the plan, and has the authority to amend and modify the NQSO Plan in all respects. Subject to the terms of our NQSO Plan, the administrator has the authority to determine the eligibility for awards and the terms, conditions, and restrictions, including vesting terms, applicable to grants made under the NQSO Plan. The administrator also has the authority, subject to the terms of the NQSO Plan, to construe and interpret the NQSO Plan and awards, and amend outstanding awards at any time.

Stock Options. Nonqualified stock options were granted pursuant to stock option agreements. The exercise price of stock options under the NQSO Plan was fixed by the administrator, but equaled at least 85% of the fair market value of our common stock on the date of grant, and 110% of the fair market value of our common stock on the date of grant if the participant owned more than 10% of all of our classes of stock, or of certain of our affiliates. The term of an option did not exceed ten years. Subject to the terms of the plan, the administrator determined the remaining terms of the options (e.g., vesting and the number of shares subject to each option). The participant may pay the exercise price of the options using cash or shares of stock of the same class as the shares subject to the option. The administrator may also permit a participant to pay the option exercise price through a full recourse promissory note, secured by the purchased shares and payable in one or more installments at a market interest rate, or through a broker-assisted sale arrangement. Under the Sarbanes-Oxley Act of 2002, directors and executive officers are not permitted to pay the option exercise price with a promissory note. Upon a participant’s termination of service, the participant may exercise his or her option, to the extent vested, for a period of thirty days (or six months in the case of a termination due to death or disability) following such termination, or such longer period of time as specified in the individual stock option agreement. However, in no event may an option be exercised later than the expiration of its term. If a participant is terminated for misconduct, the option will expire on the date of his or her termination.

Transferability of Awards. Our NQSO Plan generally does not allow for awards to be transferred in any manner other than by will or the laws of descent or distribution and awards may be exercised, during the lifetime of the participant, only by the participant. To the extent a participant’s award agreement provides, an option may be transferred to a family member or to a trust established for the benefit of a family member. Some shares of common stock purchased upon the exercise of options granted under the NQSO Plan are subject to other contractual limitations on transferability that we expect will be terminated prior to or upon completion of this offering.

Certain Adjustments. If any change is made in our common stock subject to the NQSO Plan, or subject to any award agreement thereunder, without the receipt of consideration by us, such as through a stock split, stock dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares or other similar transaction, appropriate adjustments will be made to the number and price of shares subject to each outstanding award. In the event of a liquidation or dissolution, all options will terminate immediately prior to the consummation of such proposed transaction. Upon a reorganization, merger, or consolidation of our company in which outstanding shares of stock are exchanged for cash, property, or securities not issued by us, or upon a sale of at least 80% of our voting power, all outstanding awards subject to stock option agreements will terminate, unless the merger or reorganization provides for the continuance or assumption of awards, and in this instance appropriate adjustments will be made to such awards.

Change in Control. In the event of a change in control of our company, generally defined as a merger or other reorganization after which our stockholders hold less than 50% of the voting power of the company, a sale, transfer or disposition of substantially all of our assets, or a person’s or entity’s acquisition of more than 50% of the voting power of the company, the administrator may, but is not required to, accelerate the vesting of options granted under the plan.

Plan Termination and Amendment. We terminated the NQSO Plan in 2005 and, as a result, no additional awards will be granted under the plan. However, the NQSO Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. Our board of directors may at any time amend the NQSO Plan.

Stock Option Agreements

We have granted nonqualified stock options to certain employees and board members who provide services to us or to any subsidiary of ours. These options are governed by stock option agreements rather than a plan. In connection with the Holding Company Formation, all stock options subject to such stock option agreements were converted into options to purchase shares of our common stock. In some cases, these options were granted with terms and conditions substantially similar to the terms and conditions of options granted under the 2008 Plan, and in other cases these options were granted with terms and conditions substantially similar to the terms and conditions of options granted under the NQSO Plan.

Employee Stock Ownership Plan

In General. We adopted an Employee Stock Ownership Plan, or ESOP, effective as of January 1, 2002. The ESOP is a form of defined contribution plan and is intended to be a qualified retirement plan under the Internal Revenue Code. The assets of the ESOP are held in a trust, and the trust is intended to be tax-exempt under the Internal Revenue Code.

Administration. The ESOP is administered by a committee appointed by our board of directors. Andrew J. Paul, Frederick M. Gonzalez and Nicholas B. Hawkins are the only members of the ESOP committee. Messrs. Paul, Gonzalez and Hawkins also are the trustees of the ESOP trust.

Eligibility. All our employees are eligible to participate in the ESOP, other than employees covered by a collective bargaining agreement, leased employees (within the meaning of the documents governing the ESOP) and nonresident alien employees who receive no U.S. taxable income from us. Eligible employees become participants as of January 1 of the first year in which they complete 1,000 hours of service (as defined in the ESOP) for us.

Contributions and Participants’ Accounts. Only we make contributions to the ESOP. Participants are not required or permitted to make contributions to the plan. Generally, the amount that we contribute each year is subject to the discretion of our board of directors, and the contributions, if any, may be made in cash or in shares of our common stock. Our cash contributions to the ESOP may be used to purchase additional shares of our common stock or to repay a loan used to purchase shares, or may be invested in other investments. Generally, our contributions to the ESOP are tax-deductible, and participants are not taxed until amounts are distributed to them from the ESOP.

An account is established for each participant in the ESOP. Our contribution to the ESOP for a year, if any, is allocated to the accounts of eligible participants in proportion to each such participant’s compensation for the year. In order to be an eligible participant for a year, an employee must complete at least 1,000 hours of service for us during the year. A participant’s account generally becomes vested over a period of two to six years, based upon the participant’s years of service with us. Vesting is accelerated upon a participant’s attainment of normal retirement age, death or disability while still an employee. If a participant terminates employment before the account is fully vested, the participant will forfeit the non-vested portion of the account. Any forfeitures for a year are allocated to remaining participants’ accounts in the same manner as contributions.

Benefits Under the ESOP. Generally, upon a participant’s retirement or other termination of employment, the vested portion of the participant’s account (adjusted to reflect the investment earnings or losses, if any, of the account) will be distributed to the participant in installments over a period of five to ten years, depending upon the size of the account. Certain small accounts may be cashed out in a single payment. The distributions generally will be made in the form of cash or shares of our common stock, as determined by the ESOP committee. However, a participant may demand that the entire distribution be made in shares of common stock. In addition, until our common stock is actively traded on an established securities market, the participant may demand (in accordance with the terms of the ESOP and applicable law) that we repurchase any shares of common stock distributed to the participant at the estimated fair value. As discussed above in “Prospectus Summary—The Holding Company Formation, Repurchase Right Termination and BHC Warrant Amendment,” we intend to amend the ESOP to eliminate this put right upon the closing of this offering.

Voting of Common Stock. Participants generally are entitled to direct the ESOP trustee as to the voting of any shares of our common stock that are allocated to their accounts with respect to any vote required for the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, or sale of substantially all the assets of a trade or business. After our common stock is registered under the Securities Exchange Act, participants will be entitled to direct the trustee as to the voting of any shares of our common stock that are allocated to their accounts. The ESOP committee is entitled to direct the ESOP trustee as to the voting of any shares of our common stock that are held by the ESOP and that:

•	are not allocated to participants’ accounts,

•	prior to the registration of our common stock under the Securities Exchange Act, are allocated to participants’ accounts but participants are not then entitled to direct the voting of such shares, and

•	are allocated to participants’ accounts but participants have failed to give timely voting directions with respect to such shares.

2006 Stock Purchase Plan

In 2006, our board of directors adopted, and our stockholders approved, the 2006 Stock Purchase Plan, or 2006 Plan. Pursuant to our 2006 Plan, we permitted employees to purchase restricted shares of our common stock, subject to our lapsing right of repurchase, in 2006 and 2007. Employees delivered payment for shares in the form of a promissory note, and payment of the note was secured by a pledge of the restricted shares, evidenced by a pledge agreement executed by the employee. None of our executive officers participated in the 2006 Stock Purchase Plan. Under the Sarbanes-Oxley Act of 2002, directors and executive officers are not permitted to pay for shares with a promissory note.

As of September 30, 2011, 4,813,250 shares of our common stock had been granted under the 2006 Plan. We ceased granting additional shares under this plan in 2008 when we adopted the 2008 Stock Incentive Plan, as described below.

Debt Cancellation. If a participant remains an employee for a period of time as specified in a letter agreement between the company and the participant, an amount of principal and interest payable in accordance with the promissory note will be forgiven and cancelled. Once the amount is cancelled and forgiven, we also pay the employee, as an additional bonus, the amount of income tax incurred by the employee in connection with such cancellation and forgiveness. Generally, we cancel a certain portion of the loan after each year of employment. If the employee terminates employment before we have cancelled and forgiven the loan, he or she will not be entitled to the cancellation of his or her debt obligations.

Transferability. Shares of our common stock purchased pursuant to the 2006 Plan are subject to contractual limitations on transferability that we expect will be terminated prior to or upon completion of this offering.

2008 Stock Incentive Plan

Our board of directors adopted and our stockholders approved our 2008 Stock Incentive Plan, or the 2008 Plan, in August 2008. The purpose of the 2008 Plan is to secure and retain the services of persons eligible to receive awards under the 2008 Plan by providing them with an ownership interest in our company. The 2008 Plan provides for the grant of incentive stock options, nonqualified stock options, grants or purchases of shares of common stock, share right awards, and restricted stock units. Employees, non-employee board members, and consultants or other independent advisers who provide services to us or to any parent or subsidiary of ours are all eligible to receive awards under the plan. We will not grant additional awards under our 2008 Plan following this offering and will instead grant awards under the 2011 Equity Incentive Plan. However, the 2008 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under that plan.

Stock Subject to the Plan. The maximum aggregate number of shares initially available to be issued under the 2008 Plan was 14,830,000 shares of our common stock, and the number of shares available under the 2008 Plan was increased by 1,500,000 shares to a total of 16,330,000 in February 2011. As of September 30, 2011, options to purchase 13,909,191 shares of our common stock were still outstanding and 2,233,040 shares of our common stock were available for future grant under the 2008 Plan.

In connection with the Holding Company Formation, all shares available under the 2008 Plan and all options to purchase shares that are outstanding under the 2008 Plan were converted into shares of common stock or options to purchase shares of common stock, as applicable, of Corsair Components.

Plan Administration. Our board of directors, or a committee appointed by our board of directors, administers the 2008 Plan, and has the authority to amend and modify the plan in all respects. Subject to the terms of our 2008 Plan, the administrator has the authority to determine the eligibility for awards and the terms, conditions, and restrictions, including vesting terms, applicable to grants made under the 2008 Plan. The administrator also has the authority, subject to the terms of the 2008 Plan, to construe and interpret the 2008 Plan and awards, and amend outstanding awards at any time.

Stock Options. The administrator may grant incentive and/or nonqualified stock options under our 2008 Plan, provided that incentive stock options are granted only to employees. The exercise price of stock options under the 2008 Plan is fixed by the administrator, but must equal at least 100% of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years, except that an incentive stock option, within the meaning of Section 422 of the Internal Revenue Code granted to an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years, and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. Subject to the provisions of our 2008 Plan, the administrator determines the remaining terms of the options (e.g., vesting and the number of shares subject to each option). The administrator may permit a participant to pay the option exercise price by making a cash payment to the company, by delivering shares of our common stock to the company, through a broker-assisted sale, or through a full recourse promissory note, secured by the purchased shares and payable in one or more installments at a market interest rate. Under the Sarbanes-Oxley Act of 2002, directors and executive officers are not permitted to pay the option exercise price with a promissory note.

The 2008 Plan permits the early exercise of unvested options, which allows a participant to purchase the shares subject to his or her options that have not yet vested. The unvested shares may not be sold, transferred, pledged, assigned, exchanged, or garnished by creditors until the vesting requirements have been satisfied.

Upon a participant’s termination of service, the participant may exercise his or her option, to the extent vested (unless the administrator permits otherwise), for a period of three months (or one year in the case of termination by death or disability) following such termination, or such longer period of time as specified by the administrator. However, in no event may an option be exercised later than the expiration of its term. If a participant is terminated for misconduct, the option will expire on the date of his or her termination.

Stock Awards. Share right awards and restricted stock units entitle the recipients to receive the shares underlying those awards or units upon attaining designated performance goals or specified service requirements or upon the expiration of a designated time period following the vesting of those awards or units. The administrator determines the terms, conditions, and restrictions related to the grant, including the number of shares subject to each grant, the price to be paid, which may include past services, and the applicable vesting schedule.

Transferability of Awards. Our 2008 Plan does not allow incentive stock options to be transferred other than by will or the laws of inheritance following the participant’s death, and such options may be exercised, during the lifetime of the participant, only by the participant. Nonqualified options may be assigned to a family member by gift or pursuant to a domestic relations order, or to a trust established for one of the participant’s family members. A participant may also designate a family member as a beneficiary who will receive outstanding options upon the participant’s death. Some shares of common stock acquired pursuant to awards under the 2008 Plan are subject to other contractual limitations on transferability that we expect will be terminated prior to or upon completion of this offering.

Certain Adjustments. If any change is made in our common stock subject to the 2008 Plan, or subject to any award agreement thereunder, without the receipt of consideration by us, such as through a stock split, stock dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares or other similar transaction, appropriate adjustments will be made in the number, class, and price of shares subject to each outstanding award and the numerical share limits contained in the plan.

Change in Control. In the event of a change in control of our company, generally defined as a merger or other reorganization after which our stockholders hold less than 50% of the voting power of the company, a sale, transfer or disposition of substantially all of our assets, or a person’s or entity’s acquisition of more than 50% of the voting power of the company, each option that is not assumed, substituted, or replaced with a cash incentive program will become fully vested and exercisable and all outstanding repurchase rights will terminate automatically. Each such outstanding option will terminate upon the consummation of the change in control. Similarly, any restricted stock unit or share right award that is not assumed, substituted, or replaced with a cash incentive program will become fully vested, and the shares of common stock subject to such unit or award will become issuable immediately prior to the change in control. Certain award agreements provide that awards that are assumed will become fully vested upon an involuntary termination of the participant’s employment within the eighteen-month period following a change in control. For this purpose, an involuntary termination includes a dismissal by the company for a reason other than misconduct, or a resignation by the participant due to (a) a material reduction in his or her duties and responsibilities or the level of management to which the participant reports, (b) a reduction in the participant’s compensation by more than 15%, or (c) a relocation of the participant’s place of employment by more than 50 miles.

Plan Termination and Amendment. Our board of directors may at any time amend or modify the 2008 Plan, provided that such action does not impair the existing rights of any participant. Our 2008 Plan will terminate upon the completion of the offering, such that no additional awards will be granted under the plan. However, the 2008 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

2011 Equity Incentive Plan

Concurrently with this offering, we are establishing our 2011 Equity Incentive Plan, or the 2011 Plan. Our board of directors intends to adopt, and we expect our current stockholders will approve, our 2011 Plan prior to the completion of this offering. Subject to stockholder approval, the 2011 Plan is effective immediately prior to the effective date of this offering. The purpose of the 2011 Plan is to align the interests of our stockholders and those eligible for awards, to retain officers, directors, employees, and other service providers, and to encourage them to act in our long term best interests. Our 2011 Plan provides for the grant of incentive stock options, within the meaning of Internal Revenue Code Section 422, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, and performance awards. Officers, directors, employees, consultants, agents and independent contractors who provide services to us or to any subsidiary of ours are eligible to receive such awards.

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Stock Subject to the Plan. The maximum aggregate number of shares that may be issued under the 2011 Plan is                      shares of our common stock. On January 1st of each year after the effective date, the number of shares available for all awards other than incentive stock options will increase by                     % of the number of shares of common stock outstanding as of such date. To the extent a stock option or other stock award expires or otherwise terminates without having been exercised or paid in full, or is settled in cash, the shares subject to such awards will become available for future grant or sale under the 2011 Plan.

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Plan Administration. Our compensation committee will administer the 2011 Plan and has the authority to amend and modify the plan in all respects, subject to any stockholder approval required by law or stock exchange rules. Subject to the terms of our 2011 Plan, the committee will have the authority to determine the eligibility for awards and the terms, conditions, and restrictions, including vesting terms, the number of shares subject to an award, and any performance goals applicable to grants made under the 2011 Plan. The committee also will have the authority, subject to the terms of the 2011 Plan, to construe and interpret the 2011 Plan and awards, and amend outstanding awards at any time.

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Stock Options and Stock Appreciation Rights. The committee may grant incentive stock options, nonqualified stock options, and stock appreciation rights under our 2011 Plan, provided that incentive stock options are granted only to employees. The exercise price of stock options under the 2011 Plan shall be fixed by the committee, but must equal at least 100% of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years; provided, however, that an incentive stock option held by an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years, and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The committee has reserved the right to amend or replace any previously granted option or stock appreciation right without stockholder approval in a manner that is considered repricing under stock exchange listing rules. Subject to the provisions of our 2011 Plan, the committee will determine the remaining terms of the options and stock appreciation rights (e.g., vesting). Upon a participant’s termination of service, the participant may exercise his or her option or stock appreciation right, to the extent vested (unless the committee permits otherwise) as specified in the award agreement.

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Stock Awards. The committee will decide at the time of grant whether an award will be in restricted stock, restricted stock units, or bonus stock. The committee will determine the number of shares subject to the award, vesting, and the nature of any performance measures. Unless otherwise specified in the award agreement, the recipient of restricted stock will have voting rights and be entitled to receive dividends with respect to his or her shares of restricted stock. The recipient of restricted stock units will not have voting rights, but his or her award agreement may provide for the receipt of dividend equivalents, which will then be converted into additional restricted stock units.

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Performance Unit Awards. The committee will determine the number of performance units subject to any performance unit award, the vesting and nature of the performance measures, and whether the award is settled in cash or in shares of our common stock.

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Transferability of Awards. The plan does not allow awards to be transferred other than by will or the laws of inheritance following the participant’s death, and such options may be exercised, during the lifetime of the participant, only by the participant. An award agreement may permit a participant to assign an award to a family member by gift or pursuant to a domestic relations order, or to a trust established for one of the participant’s family members. A participant may also designate a beneficiary who will receive outstanding awards upon the participant’s death.

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Certain Adjustments. If any change is made in our common stock subject to the 2011 Plan, or subject to any award agreement thereunder, without the receipt of consideration by us, such as through a stock split, stock dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares or other similar transaction, appropriate adjustments will be made in the number, class, and price of shares subject to each outstanding award and the numerical share limits contained in the plan.

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Change in Control. Our 2011 Plan provides that in the event of a “change in control” transaction, as defined under “—Compensation Discussion and Analysis—Change in Control and Severance Arrangements” above, the board of directors may in its discretion take a number of actions. Our board of directors may (1) cause outstanding awards to be assumed and continued by a successor corporation, with continued vesting in accordance with pre-change in control provisions, (2) cancel all awards in exchange for a cash or stock payment, or (3) cause all awards to be fully vested and/or exercisable immediately prior to the change in control and terminate immediately thereafter.

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Plan Termination and Amendment. Our board of directors has the authority to amend, suspend, or terminate the 2011 Plan, subject to any requirement of stockholder approval required by law or stock exchange requirements. Our 2011 Plan will terminate in 2021, unless we terminate it earlier.

2011 Employee Stock Purchase Plan

Concurrently with this offering, we are establishing our 2011 Employee Stock Purchase Plan, or the ESPP. Our board of directors will adopt, and we expect our current stockholders to approve, the ESPP prior to the completion of this offering. All employees of our company and its subsidiaries will be allowed to participate. A total of              shares of our common stock will be made available for sale under the ESPP. Our ESPP is intended to qualify under Section 423 of the Internal Revenue Code.

Eligibility. All of our U.S. employees will be eligible to participate if they are customarily employed by us or any of our participating subsidiaries for at least twenty hours per week and more than five months in any calendar year, and have been employed for at least one month as of the first day of the applicable purchase period. However, an employee may not be granted rights to purchase stock under our ESPP if the employee owns 5% or more of our common stock, and no employee may accrue the right to purchase stock at a rate that exceeds $25,000 worth of our stock for each calendar year. Eligibility for employees residing outside of the U.S. is determined on a case-by-case basis depending on whether the statutory restrictions relating to employee stock purchases outweigh the potential benefits to our employees.

Offerings; Purchase Dates. Under the ESPP, an offering period will last for 24 months, comprised of four six-month purchase periods. Under the ESPP, purchases will be made four times during each offering period on the last trading day of each purchase period, and the dates of such purchases shall be “purchase dates.” A new purchase period will begin the day after a purchase date. Our Compensation Committee may change the frequency and duration of offering periods and purchase dates under the ESPP.

With respect to an offering period, each eligible employee will have an option to purchase on the purchase date up to the number of shares of our common stock by dividing the amount accumulated in such employee’s payroll deduction account during that purchase period by the lower of 85% of the fair market value of the shares of our common stock on the offering date or 85% of the fair market value of the shares of our common stock on the purchase date, provided the number of shares of our common stock does not exceed the maximum number of shares set by the committee for the purchase with respect to the applicable purchase date.

Purchases of Common Stock. Our ESPP permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation.

Amounts deducted and accumulated by a participant are used to purchase shares of our common stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the participant’s entry into the offering period or on the applicable purchase date. No participant may purchase more than 2000 shares of our common stock in any purchase period. Participants may end their participation at any time during a purchase period, and their accrued payroll deductions will be used to purchase shares at the end of the purchase period, unless the participant elects that the payroll deductions be returned to him or her. A participant who suspends payroll deductions may resume participation in the plan as of the next purchase period. We will return payroll deductions to a participant whose employment terminates for any reason.

Change in Control. In the event of a merger or other transaction in which our common stock is exchanged for other securities, our board of directors may provide for the successor corporation to assume the plan, to terminate the plan and distribute payroll deductions, or to allow for the purchase of shares immediately prior to the transaction.

Plan Termination and Amendment. Our board of directors has the authority to amend, suspend, or terminate our ESPP. Our ESPP will automatically terminate in 2021, unless we terminate it sooner. In the event the ESPP is terminated, any unused payroll deductions will be returned to employees.

Employment and Change in Control Severance Agreements

Employment with us is at will. We have offer letter agreements with Mr. Flahaux and Mr. McGuire in connection with their commencement of employment with us. Mr. Flahaux’s offer letter agreement includes his initial base salary and stock option grant along with vesting provisions with respect to that initial stock option grant. Mr. McGuire’s offer letter agreement includes his initial base salary and stock grant along with vesting provisions with respect to that initial stock grant. Mr. McGuire ceased to be an employee as of September 1, 2011. We are currently in the process of negotiating a severance and release agreement with Mr. McGuire. Mr. McGuire has requested that, as part of that agreement, we repurchase some of the outstanding shares of our common stock that he owns. In connection with this offering, we have also entered into change in control severance agreements with each of our named executive officers that generally provide for additional benefits in the event of a change in control transaction followed by an involuntary termination of the named executive officer’s employment. For a description of these benefits, see “—Compensation Discussion and Analysis—Change in Control and Severance Arrangements” and “—Potential Payments on Termination or Change in Control” above.

Indemnification

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. With certain exceptions, these agreements provide for indemnification for related expenses including, among others, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement, actually and reasonably incurred by any of these individuals in connection with the investigation, defense, settlement or appeal of a proceeding arising out of the fact that the individual is or was our agent, or by reason of anything done or not done by the individual in any such capacity. We believe that these provisions in our certificate of incorporation and bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above in “Executive Compensation,” we have been a party to the following transactions since January 1, 2008 in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer or holder of more than 5% of our common stock, or any member of the immediate family of any of them, had or will have a material interest.

In connection with the Holding Company Formation, all outstanding shares of Corsair Memory’s common stock, including shares held by some of its executive officers, on November 22, 2010, were converted into shares of Corsair Components’ common stock and all options to purchase shares of Corsair Memory’s common stock, including options held by its directors and executive officers, became options to purchase Corsair Components’ common stock.

We have entered into offer letters and change in control severance agreements with certain of our executive officers as described above under “Executive Compensation—Employment and Change in Control Severance Agreements.”

We have entered into indemnification agreements with each of our directors and executive officers as described above under “Executive Compensation—Indemnification.” Our certificate of incorporation and bylaws also provide for us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law.

We have granted stock options to our executive officers and directors. For further information, see “Executive Compensation—Outstanding Equity Awards at Fiscal Year End” and “Management—Director Compensation.”

On June 10, 2003, Andrew J. Paul, the Chairman of our board of directors, Chief Executive Officer and President and one of our co-founders, provided a guarantee for up to $2,000,000 of borrowings under our revolving credit facility.

On January 25, 2007, February 16, 2007 and March 8, 2007, we borrowed $325,752, $267,704 and $194,289, respectively, from Andrew J. Paul, the Chairman of our board of directors, Chief Executive Officer and President and one of our co-founders. The interest on all of these borrowings was to be repaid in quarterly installments after the date of issuance until all principal and interest with respect to such borrowing was repaid. The original promissory note debt bore interest at a prime rate per annum adjustable on January 1st of each year. This was subsequently changed at the time of the new debt financing with Wells Fargo Bank and BHC Interim Funding in June 2009 to prime + 4% and the January 1 adjustment each year was removed. Interest accrued at a rate of 8.25% until January 1, 2008, 7.25% until January 1, 2009, and 3.25% until June 19, 2009, after which it remained at 7.25% (prime rate + 4%) until the borrowings were fully repaid in October 2010. From January 1, 2007 through October 31, 2010, we paid $787,745 toward principal and $131,124 in interest to Mr. Paul.

On December 16, 2009, which we sometimes call the Effective Date, we entered into retention agreements with each of John S. Beekley, our Vice President, Applications Engineering, John E. Green, our former Corporate Secretary and Donald A. Lieberman, our former Chief Technology Officer, which agreements provide for compensation upon certain terminations of employment. In the event that either (A) we (or our successor) terminate the employee’s employment without Cause (as defined below) or (B) the employee terminates employee’s employment for Good Reason (as defined below), we will make payments to the employee at a rate equal to the employee’s annual base salary then in effect, in equal monthly installments for the period commencing on the first day of the month following the employee’s date of termination and ending 24 months after the date of termination, or 12 months in the case of John E. Green, which we refer to as the Severance Period. Payments will cease immediately upon the employee starting an employment or substantial or material consulting engagement with any entity during the Severance Period. In addition, the employee will continue to be eligible to participate in our medical, prescription drug, vision and dental benefit plans through the lesser of either (1) the California COBRA period or (2) the Severance Period; provided that such continued benefits will be terminated if the employee becomes eligible for comparable benefits from a subsequent employer. The retention agreements expire on the earlier of (a) December 16, 2014, or (b) upon completion of this offering.

“Cause” means the employee (1) commits a crime involving dishonesty, breach of trust, or physical harm to any person; (2) engages in conduct that is materially injurious to the company, including but not limited to, misappropriation of trade secrets, fraud or embezzlement; (3) refuses to implement or follow a lawful policy or directive of the company, which willful refusal to implement or follow is not cured within 20 days after written notice to employee from the company, provided that the company’s obligation to provide a 20 day cure period will only apply if the breach is curable; or (4) engages in misfeasance or malfeasance demonstrated by a pattern of failure to perform job duties diligently and professionally.

“Good Reason” means (1) a significant reduction in the nature or scope of the employee’s duties, responsibilities, authority and powers exercised by the employee immediately prior to the Effective Date; or (2) a reduction in the employee’s annual base salary in effect on the Effective Date, except for across-the-board salary reductions similarly affecting similar personnel of the company (or its successor) and except as consented to by the employee.

On June 18, 2009, Andrew J. Paul, the Chairman of our board of directors, Chief Executive Officer and President and one of our co-founders, agreed to guarantee payment of up to $750,000 of a $5,000,000 loan from BHC Interim Funding III, L.P. We repaid this loan in full in February 2010 and consequently the guarantee was extinguished.

Share Repurchase. On March 31, 2011, we made an offer to purchase fully vested and fully paid shares of our common stock from our stockholders on a pro rata basis for a total purchase price of up to $10 million. The offer expired on April 28, 2011 and, on May 6, 2011, we repurchased a total of 5,727,875 shares of our common stock for a total purchase price of approximately $9.5 million. The purchase price per share was $1.665, as determined by our board of directors. The shares we repurchased included the following:

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2,000,000 shares purchased from Andrew J. Paul, the Chairman of our board of directors, Chief Executive Officer, President, one of our co-founders and a greater than 5% stockholder, for a total of approximately $3.3 million;

•	1,500,000 shares repurchased from John S. Beekley, one of our co-founders and a greater than 5% stockholder, for approximately $2.5 million;

•	1,175,000 shares purchased from Donald A. Lieberman, a former employee, one of our co-founders and a greater than 5% stockholder, for approximately $2.0 million;

•	416,100 shares purchased from Richard R. Hashim, an employee and a greater than 5% stockholder, for approximately $693,000;

•	262,643 shares purchased from John E. Green, a former executive officer and, since June 1, 2011, a former employee and a greater than 5% stockholder, for approximately $437,000;

•	215,018 shares purchased from Paul D. McGuire, who at the time was our Vice President, Worldwide Sales, for approximately $358,000; and

•	74,700 shares purchased from Joseph H. Wilson, Jr., an employee and a greater than 5% stockholder, for approximately $124,000.

For purposes of this paragraph, the determination of whether these individuals are greater than 5% stockholders was made in the manner and as of the date described under “Principal and Selling Stockholders.”

Keating Transaction. On June 30, 2011, six of our current and former officers and employees, whom we sometimes refer to as the Sellers, exercised options to purchase a total of 6.4 million shares, which we sometimes refer to as the Investor shares, of our common stock and, on July 6, 2011, sold those shares to Keating Capital, Inc., Lazarus Investment Partners LLLP and Cambridge Capital II LLC, which we sometimes refer to as the Investors, at a price of $1.25 per share, for a total purchase price of $8.0 million. The Sellers also issued warrants, which we sometimes refer to as the Investor warrants, to the Investors entitling them to purchase a total of 1.6 million additional shares (subject to decrease under specified circumstances) of our common stock, which we sometimes refer to as the Investor warrant shares, from the Sellers at an exercise price of $0.01 per share (with the number of Investor warrant shares and the exercise price per share subject to customary adjustments in the event of stock splits, reclassifications and similar transactions). All of the 1.6 million Investor warrant shares potentially issuable upon exercise of the Investor warrants are currently outstanding and are owned by the Sellers, who have placed those shares in escrow for delivery if the Investor warrants are exercised. As a result, any exercise of the Investor warrants will not require that we issue additional shares of our common stock. We sometimes refer to the exercise of these options by the Sellers and the sale of the Investor shares and the Investor warrants to the Investors as, collectively, the Keating Transaction. The Keating Transaction was approved by the disinterested members of the board of directors in accordance with the policy described below under “—Policy Regarding Transactions with Related Persons”.

The Investor shares consisted of the following:

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2,866,721 shares of common stock sold by Andrew J. Paul, the Chairman of our board of directors, Chief Executive Officer, President, one of our co-founders and a greater than 5% stockholder, for a total of approximately $3.6 million;

•	1,164,605 shares sold by John S. Beekley, one of our co-founders and a greater than 5% stockholder, for approximately $1.5 million;

•	1,066,187 shares sold by Donald A. Lieberman, a former employee, one of our co-founders and a greater than 5% stockholder, for approximately $1.3 million;

•	836,133 shares sold by Richard R. Hashim, an employee and a greater than 5% stockholder, for approximately $1.0 million;

•	266,354 shares sold by John E. Green, a former executive officer and, since June 1, 2011, a former employee and a greater than 5% stockholder, for approximately $333,000; and

•	200,000 shares sold by Joseph H. Wilson, Jr., an employee and a greater than 5% stockholder, for $250,000.

The Investor warrants consist of the following:

•	warrants to purchase up to 716,680 shares of our common stock from Mr. Paul;

•	warrants to purchase up to 291,151 shares of our common stock from Mr. Beekley;

•	warrants to purchase up to 266,547 shares of our common stock from Mr. Lieberman;

•	warrants to purchase up to 209,033 shares of our common stock from Mr. Hashim;

•	warrants to purchase up to 66,589 shares of our common stock from Mr. Green; and

•	warrants to purchase up to 50,000 shares of our common stock from Mr. Wilson.

In certain cases, the Investor warrant shares deliverable upon exercise of the Investor warrants are owned by trusts affiliated with the Sellers. For purposes of this paragraph, the determination of whether these individuals are greater than 5% stockholders was made in the manner and as of the date described under “Principal and Selling Stockholders”.

The Investor warrants expire on the earlier of July 5, 2016 and our consummation of an initial public offering (such as the offering contemplated by this prospectus) at an initial public offering price of at least $2.50 per share of our common stock or a “Sale of the Company” (defined to include, among other things, the sale or disposition of all or substantially all of our assets or capital stock or a change in ownership of a majority of our voting stock) which results in holders of our common stock receiving net sale proceeds of at least $2.50 per share.

The Investor warrants are exercisable only in certain circumstances. First, if we consummate an initial public offering of our common stock at an initial public offering price of less than $2.50 per share, the holders may exercise the Investor warrants during the period beginning on the closing date of such initial public offering and ending on the earlier of July 5, 2016 and the second anniversary of such closing date; provided that, if the Investor warrants are not exercised before the second anniversary of such closing date, the Investor warrants will be deemed to have been automatically exercised as of such second anniversary date on a cashless exercise basis. Second, if a Sale of the Company occurs and if the transaction results in holders of our common stock receiving net sale proceeds of less than $2.50 per share, the Investor warrants will be deemed to have been automatically exercised on a cashless exercise basis immediately prior to the consummation of such transaction. Finally, if we do not consummate an initial public offering or a Sale of the Company prior to July 5, 2016, the Investor warrants will be deemed to have been automatically exercised on such date on a cashless exercise basis.

If the Investor warrants become exercisable as a result of an initial public offering or Sale of the Company, the number of Investor warrant shares that the holders of the Investor warrants will be entitled to receive on exercise will be proportionately decreased from 1.6 million shares to the extent that the initial public offering price or net sale proceeds, as the case may be, exceeds $2.00 per share but is less than $2.50 per share and will be reduced to zero shares if the initial public offering price or net sale proceeds, as the case may, equals or exceeds $2.50 per share. Accordingly, if the Investor warrants become exercisable as a result of an initial public offering or Sale of the Company, the holders of the Investor warrants will be entitled to receive the full 1.6 million Investor warrant shares only if the initial public offering price or net sale proceeds, as the case may be, is $2.00 per share or less.

In connection with the Keating Transaction, we entered into a registration rights agreement with the Investors pursuant to which we agreed to register the Investor shares and the Investor warrant shares under the Securities Act to enable those shares to be sold in the public markets. Under this agreement, in the event that we register any of our securities for our own account or for the account of any holder of our securities (other than, among other things, a registration statement on Form S-8 or any successor thereto), then the holders of the Investor shares and the Investor warrant shares are entitled to include those shares in the applicable registration statement and, if applicable, to sell those shares in any underwritten offering under that registration statement (subject to our right to terminate or withdraw any such registration statement prior to effectiveness and the right of the underwriters in an underwritten offering to reduce the number of, or eliminate, the Investor shares and Investor warrant shares sold in that offering). In addition, once we are eligible to use Form S-3 under the Securities Act, the holders of the Investor shares and Investor warrant shares have the right, subject to specified conditions and limitations, to require that we file an unlimited number of registration statements on Form S-3 to enable them to sell those shares in the public markets, including by underwritten offerings. We are required to pay the registration expenses of the holders of the Investor shares and Investor warrant shares in connection with any registration of their shares. In addition, we have agreed to indemnify the holders of the Investor shares and the Investor warrant shares and certain other persons against certain liabilities, including liabilities under the Securities Act, arising in connection with any such registration and sale of those shares.

Under agreements that we entered into in connection with the Keating Transaction, we also granted the Investors certain information rights, including the right to review our books and records and receive certain financial information concerning us.

The registration rights described above will terminate as to any holder of fewer than 800,000 Investor shares and Investor warrant shares at such time after our initial public offering as all of the Investor shares and Investor warrant shares owned by that holder may be sold within any three-month period without registration under the Securities Act pursuant to Rule 144 thereunder. The registration rights will terminate as to any holder of 800,000 or more Investor shares and Investor warrant shares on the fifth anniversary of the date on which we consummate an initial public offering or, if later, such time after our initial public offering as all Investor shares and Investor warrant shares owned by such holder may be sold within any three-month period without registration under the Securities Act pursuant to Rule 144 thereunder.

The number of Investor warrant shares and the exercise price per share (as well as the dollar amounts used in computing the number of Investor warrant shares or determining if the Investor warrants are exercisable and the number of shares used in determining whether the registration rights have terminated as described above) are also subject to customary adjustments if, for example, we subdivide our outstanding shares of common stock into a greater number of shares, combine our outstanding shares of common stock into a lesser number of shares or effect a reclassification, exchange or other event that changes the number and/or class of securities issuable upon exercise of the Investor warrants.

Stock Restriction Agreement. In December 2005, we entered into the Stock Restriction Agreement with certain of our officers, directors, and beneficial owners of more than 5% of our outstanding common stock, including Messrs. Andrew J. Paul, the Chairman of our board of directors, Chief Executive Officer and President and one of our co-founders; John E. Green, our former Chief Financial Officer and Corporate Secretary; John S. Beekley, our Vice President, Applications Engineering and one of our co-founders and a beneficial owner of more than 5% of our outstanding common stock; and Donald Lieberman, our former Chief Technology Officer and one of our co-founders and a beneficial owner of more than 5% of our outstanding common stock. A number of other stockholders and employees of Corsair also executed the agreement. The Stock Restriction Agreement provides parties to the agreement with an option to purchase the shares of stockholders party to the agreement upon certain triggering events including, among others, departures from Corsair’s employment for reasons other than not-for-cause terminations by us. In addition, stockholders party to the agreement have the right to require us to repurchase all shares held by them if we terminate their employment without cause.

In addition, the Stock Restriction Agreement contains several employment-related provisions, including:

•

the obligation of Corsair to obtain the approval of a majority-in-interest of the parties to the agreement prior to the termination of the employment of any other party to the agreement, or the termination of any sales representation agreement with any organization with which any party to the agreement is employed or serves as an independent contractor;

•	a nonsolicitation provision as to current and former customers of Corsair, applicable to any stockholder party to the agreement who ceases to be one of our employees;

•	a nonsolicitation provision as to employees of Corsair, applicable to any stockholder party to the agreement who ceases to be one of our employees; and

•	a nondisparagement provision as to Corsair and its affiliated parties, applicable to any stockholder party to the agreement who ceases to be one of our employees.

On June 29, 2010, the Stock Restriction Agreement was terminated.

Severance Negotiations with Former Executive Officer. On September 1, 2011, Paul D. McGuire, our Vice President, Worldwide Sales, ceased to be one of our employees. We are currently in the process of negotiating a severance and release agreement with Mr. McGuire. Mr. McGuire has requested that, as part of that agreement, we repurchase some of the outstanding shares of our common stock that he owns. For information regarding compensation earned by Mr. McGuire while our employee, see “Executive Compensation” and for information regarding the number of shares of our common stock owned by Mr. McGuire, see “Principal and Selling Stockholders.”

Policy Regarding Transactions with Related Persons

In June 2010, we adopted a formal policy that our executive officers, directors, nominees for director and beneficial owners of more than 5% of any class of our outstanding voting securities, and any immediate family members of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our audit committee or the vote of a majority of the disinterested members of our board of directors if our audit committee determines that the approval or ratification of a related person transaction should be considered by all of the disinterested members of our board of directors. Under this policy, a related person transaction is, in general, a transaction between us and any of our executive officers, directors, nominees for director and beneficial owners of more than 5% of any class of our outstanding voting securities, or any immediate family member of any of the foregoing persons, in which the amount involved exceeds $120,000. Under this policy, a related person transaction must be presented to our audit committee for approval or ratification. In approving or rejecting any such transaction, our audit committee is to consider all factors that are relevant to the transaction, including, but not limited to, the size of the transaction and the amount payable to the related person, the nature of the interest of the related person in the transaction, whether the transaction may involve a conflict of interest, and whether the transaction involves the provision of goods or services to us that are available from unaffiliated third-parties and, if so, whether the transaction is on terms that are at least as favorable to us as would be available in comparable transactions with unaffiliated third-parties. All of the transactions described above were entered into prior to the adoption of this policy, or in compliance with the policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 2011 presented on an actual basis and as adjusted to reflect the sale of the shares of common stock to be sold by us and the selling stockholders in the offering, by:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group;

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with SEC rules. Under these rules, the number of shares of common stock deemed outstanding for purposes of determining the number or percentage of shares owned by any person or entity includes shares of common stock issuable upon exercise of options or warrants held by that person or entity that are exercisable within 60 days after September 30, 2011, but excludes common stock issuable upon exercise of any other options or warrants owned by that person or entity or options or warrants held by any other person or entity. In addition, the number and percentage of shares owned by any person includes shares of common stock allocated to that person’s account in our ESOP. Applicable percentage ownership is based on shares of our common stock, options and warrants outstanding at September 30, 2011. The number of shares shown in the footnotes below reflect shares of common stock beneficially owned prior to this offering, unless otherwise expressly stated.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted, the address of each stockholder named in the following table is c/o Corsair Components, Inc., 46221 Landing Parkway, Fremont, California 94538.

	Shares of Common Stock Beneficially Owned Prior to this Offering		Shares Being Offered(20)	Shares of Common Stock Beneficially Owned After this Offering
Name of Beneficial Owner	Shares Owned	Percentage of Outstanding Shares		Shares Owned	Percentage of Outstanding Shares
Named Executive Officers and Directors:
Andrew J. Paul(1)	24,819,003	35.7%				%
Nicholas B. Hawkins(2)	1,742,450	2.7%	—			%
José R. Flahaux(3)	1,221,617	1.9%	—			%
Frederick M. Gonzalez(4)	—	*%	—		*	%
Paul D. McGuire(5)	1,416,803	2.3%				%
Howard M. Bailey(6)	30,000	*%	—		*	%
Diana L. Bell(7)	30,000	*%	—		*	%
George R. Elliott(8)	248,333	*%	—		*	%
John S. Hodgson(9)	288,749	*%	—		*	%
Samuel R. Szteinbaum(10)	170,833	*%	—		*	%
All directors and executive officers as a group (10 people)	29,967,788	40.8%				%
Other 5% Stockholders:
John S. Beekley(11)	11,842,455	18.3%				%
Donald A. Lieberman(12)	11,088,429	17.2%				%
Corsair Employee Stock Ownership Plan(13)	10,503,899	17.0%				%
Richard R. Hashim(14)	4,771,901	7.4%				%
Joseph H. Wilson, Jr.(15)	3,309,888	5.1%				%
Keating Capital, Inc.(16)	3,200,000	5.2%	—

Other Selling Stockholders:
John E. Green(17)	2,888,740	4.6%				%
BHC Interim Funding III, L.P.(18)	1,930,626	3.0%				%
Martin E. Mueller(19)	1,115,258	1.8%				%

*	Represents beneficial ownership of less than 1%.
(1)	Consists of 17,016,250 shares of common stock held of record by Andrew J. Paul, options to purchase 7,572,629 shares of common stock that are exercisable within 60 days of September 30, 2011, up to 716,680 shares of common stock that Mr. Paul may be required to deliver if the Investor warrants issued by him are exercised as described above under “Certain Relationships and Related Party Transactions—Keating Transaction” and 230,124 shares of common stock beneficially owned through our ESOP. See also footnote (13) below.
(2)	Consists of options to purchase 1,720,833 shares of common stock that are exercisable within 60 days of September 30, 2011 and 21,617 shares of common stock beneficially owned through our ESOP. See also footnote (13) below.
(3)	Consists of options to purchase 1,200,000 shares of common stock that are exercisable within 60 days of September 30, 2011 and 21,617 shares of common stock beneficially owned through our ESOP.
(4)	Consists of options to purchase 0 shares of common stock that are exercisable within 60 days of September 30, 2011. See also footnote (13) below.
(5)	Consists of 1,218,432 shares held of record by Paul D. McGuire, options to purchase 162,500 shares of common stock that are exercisable within 60 days of September 30, 2011 and 35,871 shares of common stock beneficially owned through our ESOP. Mr. McGuire was a named executive officer until he ceased to be one of our employees on September 1, 2011.
(6)	Consists of options to purchase 30,000 shares of common stock that are exercisable within 60 days of September 30, 2011.
(7)	Consists of options to purchase 30,000 shares of common stock that are exercisable within 60 days of September 30, 2011.
(8)	Consists of options to purchase 248,333 shares of common stock that are exercisable within 60 days of September 30, 2011.
(9)	Consists of options to purchase 288,749 shares of common stock that are exercisable within 60 days of September 30, 2011.
(10)	Consists of options to purchase 170,833 shares of common stock that are exercisable within 60 days of September 30, 2011.
(11)	Consists of 8,694,750 shares held of record by John S. Beekley, options to purchase 2,902,045 shares of common stock that are exercisable within 60 days of September 30, 2011, up to 291,151 shares of common stock that Mr. Beekley may be required to deliver if the Investor warrants issued by him are exercised as described above under “Certain Relationships and Related Party Transactions—Keating Transaction” and 245,660 shares of common stock beneficially owned through our ESOP.

(12)	Consists of 8,313,400 shares held of record by the Donald Lieberman & Patricia A. Long Revocable Trust dated October 30, 2004, options to purchase 2,523,313 shares of common stock that are exercisable within 60 days of September 30, 2011, up to 266,547 shares of common stock that Mr. Lieberman may be required to deliver if the Investor warrants issued by him are exercised as described above under “Certain Relationships and Related Party Transactions—Keating Transaction” and 251,716 shares of common stock beneficially owned through our ESOP.
(13)	Consists of 10,503,899 shares held of record by Andrew J. Paul, Nicholas B. Hawkins and Frederick M. Gonzalez, trustees of our ESOP. Our common stock and any other assets of the ESOP are held in a trust established under the ESOP. The trust is the legal owner of the shares of our common stock held by the ESOP. Messrs. Paul, Hawkins and Gonzalez are the trustees of such trust and the members of the committee that administers the ESOP, and as such, have voting and dispositive power over these shares but, in each case, they may vote or dispose of those shares only as directed by the committee that administers the ESOP or, solely in the case of voting rights to be exercised after consummation of this offering, only as directed by the ESOP participants to whose respective accounts those shares are allocated. In that regard, the ESOP committee has the power to direct the trustees to sell shares of our common stock held by the ESOP. The ESOP committee is also entitled to direct the ESOP trustees as to the voting of any shares of our common stock that are held by the ESOP trust and that (1) are not allocated to participants’ accounts, (2) prior to consummation of this offering, are allocated to participants’ accounts but participants are not then entitled to direct the voting of such shares, or (3) are allocated to participants’ accounts but participants have failed to give timely voting directions with respect to those shares. Each of Messrs. Paul, Hawkins and Gonzalez disclaims beneficial ownership of shares owned by the ESOP, except for shares of common stock allocated to their respective ESOP accounts.
(14)	Consists of 2,357,900 shares held of record by Richard R. Hashim and Laura J. Walter, Trustees Hashim-Walter 1999 Revocable Trust, options to purchase 2,162,567 shares of common stock that are exercisable within 60 days of September 30, 2011 held of record by Mr. Hashim, up to 209,033 shares of common stock that Mr. Hashim may be required to deliver if the Investor warrants issued by him are exercised as described above under “Certain Relationships and Related Party Transactions—Keating Transaction” and 251,434 shares of common stock beneficially owned through our ESOP.
(15)	Consists of 423,300 shares held of record by Joseph Howard Wilson, Jr. & Savang Ung Wilson Revocable Trust dated March 8, 2006, options to purchase 2,624,250 shares of common stock that are exercisable within 60 days of September 30, 2011, up to 50,000 shares of common stock that Mr. Wilson may be required to deliver if the Investor warrants issued by him are exercised as described above under “Certain Relationships and Related Party Transactions—Keating Transaction” and 262,338 shares of common stock beneficially owned through our ESOP.
(16)	Consists of 3,200,000 shares of common stock owned by Keating Capital, Inc. as of July 6, 2011, all of which were acquired in the Keating Transaction. The address for Keating Capital, Inc. is 5251 DTC Parkway, Suite 1000, Greenwood Village, CO 80111. Keating Capital, Inc. has advised us that it is a reporting company under the Exchange Act and has further advised us that it is not an affiliate of any broker-dealer and that it acquired the shares of common stock shown in the table above as well as the Investor warrants referred to below in the ordinary course of business and, at the time of that acquisition, it had no agreements or understandings with any person to distribute those shares of common stock or warrants. Does not include up to 800,000 shares of common stock that Keating Capital, Inc. has the right to acquire upon exercise of Investor warrants because those Investor warrants are not currently exercisable. However, those Investor warrants will become exercisable for up to 800,000 shares of our common stock upon consummation of this offering if the initial public offering price is less than $2.50 per share. If those Investor warrants were to become exercisable, upon consummation of this offering, for the full 800,000 shares of our common stock, then, for purposes of the foregoing table, Keating Capital, Inc. would beneficially own a total of 4,000,000 shares of our common stock prior to this offering and 4,000,000 shares of our common stock after this offering, representing % and % of our outstanding shares of common stock, respectively. For additional information, see “Certain Relationships and Related Party Transactions—Keating Transaction.”
(17)	Consists of 1,488,307 shares held of record by John E. Green and Karen M. Green, Trustees of The Green Family Living Trust dated April 29, 2008, options to purchase 1,160,096 shares of common stock that are exercisable within 60 days of September 30, 2011, up to 66,589 shares of common stock that Mr. Green may be required to deliver if the Investor warrants issued by him are exercised as described above under “Certain Relationships and Related Party Transactions—Keating Transaction” and 240,337 shares of common stock beneficially owned through our ESOP.
(18)	Consists of 1,930,626 shares of common stock issuable upon exercise of the BHC warrants owned by BHC Interim Funding III, L.P. as of September 30, 2011. See “Description of Capital Stock—Warrants.” All of the 971,414 shares of our common stock to be sold by BHC Interim Funding III, L.P. in this offering will be issued upon exercise of a portion of the BHC warrants. The address for BHC Interim Funding III, L.P. is 444 Madison Avenue, 25th Floor, New York, NY 10022. BHC Interim Funding III, L.P. has advised us that it is a Delaware limited partnership and has further advised us as follows: BHC Interim Funding Management III, L.P., a Delaware limited partnership, is the sole general partner of BHC Interim Funding III, L.P.; BHC Investors III, L.L.C., a Delaware limited liability company, is the sole general partner of BHC Interim Funding Management, III, L.P.; and Gerald H. Houghton, Deane M. Driscoll and David J. DiPaolo are the sole managers of BHC Investors III, L.L.C. and therefore, by majority vote among them, have the right to vote and/or dispose of the shares of our common stock issuable on exercise of the BHC warrants owned by BHC Interim Funding III, L.P. BHC Interim Funding III, L.P. has further advised us that it is an affiliate of a broker-dealer and that it acquired the BHC warrants to purchase the shares of common stock shown above as beneficially owned by it in the ordinary course of business and, at the time of that acquisition, it had no agreements or understandings with any person to distribute those shares of common stock.
(19)	Consists of 179,826 shares held of record by Martin E. Mueller, options to purchase 872,000 shares of common stock that are exercisable within 60 days of September 30, 2011 and 63,432 shares of common stock beneficially owned through our ESOP.
(20)	In the event that the underwriters exercise their option to purchase additional shares, we and each of the selling stockholders other than BHC Interim Funding III, L.P. will sell, in addition to the shares shown in this column, a pro rata portion of those additional shares, with those pro rata portions to be calculated on the basis of the respective numbers of shares of common stock that the underwriters are obligated to purchase from us and each of the selling stockholders other than BHC Interim Funding III, L.P.

DESCRIPTION OF CAPITAL STOCK

The following is a description of some of the terms and provisions of our common stock and preferred stock, our outstanding warrants, our certificate of incorporation and bylaws, as they will be in effect upon the completion of this offering, and of the Delaware General Corporation Law, or DGCL. The following description is not complete and is subject to, and qualified in its entirety by reference to, our certificate of incorporation and bylaws as they will be in effect upon completion of this offering and our outstanding warrants. For more complete information, you should review the forms of our certificate of incorporation and bylaws and our outstanding warrants, which are filed as exhibits to the registration statement of which this prospectus is part.

General

Upon consummation of this offering, our authorized capital stock will consist of                      shares of common stock, par value $0.0001 per share, and                      shares of preferred stock, par value $0.0001 per share.

As of September 30, 2011, we had 61,701,980 shares of common stock and no shares of preferred stock outstanding and 77 holders of record of our common stock.

Common Stock

Each share of common stock is entitled to one vote per share. The holders of our common stock are not entitled to cumulative voting rights with respect to the election of our directors. This means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of the directors then standing for election. In addition, except as described below under “—Preferred Stock” and “—Anti-takeover Effects of our Certificate of Incorporation and Bylaws,” the affirmative vote of the holders of a majority of the outstanding shares of our common stock is generally required to amend our certificate of incorporation or for us to merge into another company. This means that the holders of a majority of the outstanding shares of our common stock will, in general, have the power to approve amendments to our certificate of incorporation or our merger into another company.

Subject to any preferential rights to receive dividends of any outstanding shares of our preferred stock, the holders of our common stock will be entitled to share equally, on a per share basis, in any dividends that may be declared by our board of directors out of funds legally available for the payment of dividends. It is our present intention not to pay cash dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock shall be entitled to share equally, on a per share basis, in any assets remaining for distribution to our common stockholders after payment of or provision for our liabilities and subject to any preferential rights of any outstanding shares of our preferred stock to receive distributions in the event of our liquidation, dissolution or winding up.

Our common stock is not convertible into any other shares of our capital stock. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Under our certificate of incorporation, our board of directors has the authority, without action by our stockholders, to issue up to                      shares of preferred stock in one or more series and to fix the number of shares constituting any such series and to establish the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock of any series, which may include dividend and liquidation rights and preferences, conversion rights and voting rights. As a result, our board of directors, without stockholder approval, could issue one or more series of preferred stock with voting, economic and other rights that are superior to those of our common stock and that could, among other things:

•	dilute the voting power of our common stock;

•	reduce the likelihood that holders of our common stock will receive dividend payments (if we were to elect to pay dividends) or payments in the event of our liquidation, dissolution or winding up; and

•	delay, deter or prevent a change in control or other takeover of our company.

Warrants

BHC Warrants. On June 18, 2009, we received a $5 million term loan from BHC, and, in connection with that loan, entered into a related loan agreement and issued the BHC warrants to BHC. We subsequently entered into agreements with BHC amending some of the terms of the BHC warrants. The BHC warrants are exercisable through June 18, 2014 and entitle the holder to purchase shares of our common stock at an exercise price of $0.55 per share (subject to adjustment as provided in the BHC warrants). The number of shares of our common stock issuable upon exercise of the BHC warrants is equal to the sum of (a) 1,828,270 shares of common stock plus (b) the number of shares of common stock equal to 2% of the total number of shares of common stock of all classes issued by us (other than shares of common stock issued in this offering) during the period beginning on and including April 1, 2010 through and including the earlier of the day immediately prior to the closing date of this offering and March 31, 2012, calculated on a fully-diluted basis after giving effect to the exercise of all other warrants, options and rights to acquire any shares of our common stock issued by us, and the conversion of any convertible securities issued by us, during that period, subject to specified exceptions. As of September 30, 2011, an additional 102,356 shares of our common stock were issuable upon exercise of the BHC warrants pursuant to clause (b) of the preceding sentence. As described above under “Principal and Selling Stockholders,” BHC will exercise BHC warrants to purchase a total of 971,414 shares of our common stock and will sell those shares in this offering.

The exercise price of the BHC warrants, and the property receivable upon exercise, are subject to adjustment under certain circumstances. Among other things, if we:

•	reorganize or reclassify any of our outstanding common stock,

•	merge or consolidate with another entity or sell, lease or convey all or substantially all of our property, assets, business and goodwill, or

•	experience any other change of control (as defined),

the holder of the BHC warrants will be entitled to receive, upon exercise, the same kind and amount of securities or other assets that the holder would have received had the BHC warrants been exercised immediately prior to that event. The BHC warrants also provide that, if we dissolve, liquidate or wind up our affairs, the holder of the BHC warrants will be entitled to receive, upon exercise, instead of the shares of common stock it would have been entitled to receive, the same kind and amount of assets as would have been issued, distributed or paid in respect of the shares of common stock issuable upon exercise of the BHC warrants if it had been the holder of those shares on the record date for the liquidating distribution. In addition, after any liquidating distribution in an amount in excess of the exercise price of the BHC warrants, the warrant holder may exercise the BHC warrants without making any payment of the aggregate exercise price and, in that case, we will deduct from the amount of the distribution payable to that holder an amount equal to the aggregate exercise price. In addition, if we make a distribution of assets (other than cash) or securities to our stockholders, the holder of the BHC warrants will be entitled to receive, upon exercise, in addition to the shares of common stock it is entitled to receive, the same kind and amount of assets or securities as would have been distributed to it had it been the holder of record of the shares of common stock receivable upon exercise of the BHC warrants on the record date for that distribution. The exercise price and number of shares issuable on exercise are also subject to other customary anti-dilution adjustments, if for example, we pay a dividend in shares of our common stock or subdivide or combine our common stock.

The BHC warrants also provide that, if we offer, sell or grant any option to purchase our common stock, grant any right to reprice our common stock or otherwise dispose of or issue any of our common stock (other than the issuance of options or shares under existing equity compensation plans), in each case at a price per share or effective price per share less than the exercise price of the BHC warrants then in effect, the exercise price will be adjusted to equal the quotient obtained by dividing (a) the aggregate consideration received or receivable by us with respect to that transaction by (b) the number of shares subject to that transaction. The exercise price adjustment provision described in the immediately preceding sentence will be terminated in connection with this offering, although the terms of the BHC warrants providing for other adjustments to the exercise price and adjustments to the property receivable upon exercise will remain in effect.

The holder of the BHC warrants has the right to sell a portion of the shares of common stock issuable on exercise of the BHC warrants in this offering and has elected to sell some of those shares in this offering. See “Principal and Selling Stockholders,” above. In the event that we consummate this offering, then, if we at any time propose to register any of our securities under the Securities Act (other than by a registration statement on Form S-4 or S-8 or any successor or similar forms), whether for our account or for the account of any of our stockholders, the holders of the BHC warrants are entitled to include the shares of common stock issuable upon exercise of the BHC warrants in that registration statement and, if applicable, to sell those shares in any underwritten offering under that registration statement (subject to our right to determine either not to register or to delay the registration and the right of the managing underwriter in an underwritten offering to reduce the number of, or eliminate the, shares sold by the BHC warrant holders in that offering). We are required to pay the registration expenses of the BHC warrant holders in connection with a registration of their shares and we have agreed to indemnify the BHC warrant holders and certain other persons against certain liabilities, including liabilities under the Securities Act, arising in connection with the registration and sale of those shares.

The registration rights granted to the holders of the BHC warrants shall terminate as to any shares of our common stock issued or issuable upon exercise of the BHC warrants on the date (if any) on which (a) such shares shall have been transferred or exchanged and new certificates for such shares not bearing a legend restricting further transfers shall have been delivered by us and (b) subsequent disposition of such shares by anyone (other than us or one of our “affiliates” (as defined in Rule 144 under the Securities Act)) shall not require registration or qualification of such shares under the Securities Act or any similar state law then in force.

The holder of the BHC warrants has the right to require us to repurchase the BHC warrants or the shares of common stock issued on exercise of the BHC warrants on June 30, 2012 and under other specified circumstances. However, this repurchase right will be terminated in connection with this offering.

Investor Warrants. The Investor warrants issued in the Keating Transaction were issued by the Sellers and the Investor warrant shares deliverable upon any exercise of the Investor warrants must be delivered by the Sellers. As a result, any exercise of the Investor warrants will not require that we issue additional shares of our common stock. For additional information, see “Certain Relationships and Related Party Transactions—Keating Transaction.”

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. However, these provisions may also delay, deter or prevent a change in control or other takeover of our company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock and also may limit the price that investors are willing to pay in the future for our common stock. These provisions may also have the effect of preventing changes in our management.

Certificate of Incorporation and Bylaws. Our certificate of incorporation and bylaws include anti-takeover provisions that:

•

authorize our board of directors, without further action by the stockholders, to issue preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting that series and to establish the rights and other terms of that series, which may include dividend and liquidation rights and preferences, conversion rights and voting rights;

•	require that actions to be taken by our stockholders may only be taken at an annual or special meeting of our stockholders and not by written consent;

•

specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, our Chief Executive Officer or our President and not by our stockholders or any other persons;

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting;

•	provide that directors may be removed only for cause;

•

provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	divide our board of directors into three classes, serving staggered terms of three years each;

•

do not give the holders of our common stock cumulative voting rights with respect to the election of directors, which means that the holders of a majority of our outstanding shares of common stock can elect all directors standing for election;

•

prohibit us, subject to exceptions, from engaging in certain “business combinations” with any “interested stockholder” (as defined) unless specified conditions are satisfied as described below under “—Business Combinations”; and

•

require the affirmative vote by the holders of at least two-thirds of the combined voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors (voting as a single class) in order to amend the provisions of our certificate of incorporation or bylaws described in the bullet points above or to remove any directors.

Business Combinations. We have opted out of Section 203 of the DGCL, which regulates corporate takeovers. However, our certificate of incorporation contains provisions that are similar to DGCL Section 203. Specifically, our certificate of incorporation provides that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder, unless:

•

prior to the time that person became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned shares of our voting stock having at least 85% of the combined voting power of all shares of our voting stock (voting as a single class) outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to the time the person became an interested stockholder, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66-2/3% of the combined voting power of all shares of our outstanding voting stock (voting as a single class) that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger with, certain asset or stock sales by us to, and certain other transactions with, the interested stockholder and “voting stock” means any class or series of our capital stock entitled to vote generally in the election of our directors. Subject to certain exceptions, an “interested stockholder” is defined, in general, as a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, shares of our voting stock with 15% or more of the combined voting power of all of our outstanding voting stock (voting as a single class). However, our certificate of incorporation provides, in general, that              and              and, subject to exceptions, their direct and indirect transferees and their respective affiliates and successors, as well as any “group” (within the meaning of Rule 13d-5 of the Securities Exchange Act) that includes any of the foregoing persons or entities, will not constitute “interested stockholders” for purposes of this provision.

Limitation on Liability of Officers and Directors; Indemnification of Directors and Officers

As permitted by the DGCL, our certificate of incorporation includes a provision that eliminates the personal liability of a director for monetary damages to us or our stockholders for breach of his or her fiduciary duty as a director, except for liability:

•	for breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (relating to, among other things, unlawful dividends or stock repurchases or redemptions); or

•	for transactions from which the director derived an improper personal benefit.

Our bylaws require us to indemnify our directors and executive officers to the maximum extent not prohibited by the DGCL or any other applicable law and allow us to indemnify other officers, employees and other agents as set forth in the DGCL or any other applicable law.

We believe that these limitation of liability and indemnification provisions are useful to attract and retain qualified directors and officers.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Nasdaq Global Market Listing

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “CRSR.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale for a period of several months after completion of this offering because of the restrictions on resale described below, sales of substantial amounts of our common stock in the public market after those restrictions lapse, or the perception that such sales may occur, could also cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of                      shares of our common stock will be outstanding, based on shares outstanding as of September 30, 2011. Of those shares, all shares of common stock sold in this offering, including any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless those shares are held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

All shares of common stock outstanding immediately prior to completion of this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rules 144 and 701 under the Securities Act described below. Under the lock-up agreements referred to below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

As described under “Underwriting” below, the lock-up agreements referred to below prohibit, in general and subject to exceptions, sales of these restricted securities for a period of 180 days after the date of this prospectus without the prior written consent of each of Barclays Capital Inc. and Jefferies & Company, Inc. However, this 180 day period may be extended by up to 34 additional days under specified circumstances. In the event of any such extension, references to 180 days in the preceding table should be read to mean 180 days plus the number of days of that extension.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of the Securities Exchange Act for at least 90 days, a person who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our “affiliates,” is entitled to sell those shares in the public markets (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitation or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our “affiliates,” then such person is entitled to sell such shares in the public markets without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to below, if applicable).

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Securities Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public markets, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                      shares of common stock immediately after this offering, based on the number of shares of our common stock outstanding as of September 30, 2011; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Our employees, directors, consultants and advisors who, prior to the effective date of the registration statement of which this prospectus is a part, acquired shares of our common stock from us under a written compensatory benefit plan or written compensation agreement in compliance with Rule 701 under the Securities Act may rely on Rule 701 with respect to the resale of those shares. In general, Rule 701 permits resales of those shares commencing 90 days after we become subject to the public company reporting requirements of the Securities Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Securities Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements.

Lock-Up Agreements

We and the holders (including all of our directors and executive officers and the selling stockholders) of a significant majority of the shares of our common stock outstanding prior to this offering have entered into lock-up agreements that, in general and subject to exceptions, prohibit us from issuing or selling shares of our common stock and prohibit those directors, executive officers, selling stockholders and other stockholders from selling or otherwise transferring their shares of common stock for a period of 180 days after the date of this prospectus, subject to extension by up to 34 additional days under specified circumstances, without the prior written consent of each of Barclays Capital Inc. and Jefferies & Company, Inc. For more information, see “Underwriting—Lock-Up Agreements” below.

Warrants; Registration Rights

BHC Warrants. Upon completion of this offering, BHC warrants entitling the holders to purchase shares of our common stock at an exercise price of $0.55 per share (subject to adjustment as provided in the BHC warrants) will be outstanding. The number of shares of our common stock issuable upon exercise of the BHC warrants is equal to the sum of (a) 1,828,270 shares of common stock plus (b) the number of shares of common stock equal to 2% of the total number of shares of common stock of all classes issued by us (other than shares of common stock issued in this offering) during the period beginning on and including April 1, 2010 through and including the earlier of the day immediately prior to the closing date of this offering and March 31, 2012, calculated on a fully-diluted basis after giving effect to the exercise of all other warrants, options and rights to acquire any shares of our common stock issued by us, and the conversion of any convertible securities issued by us, during that period, subject to specified exceptions. As of September 30, 2011, an additional 102,356 shares of our common stock were issuable upon exercise of the BHC warrants pursuant to clause (b) of the preceding sentence. Although the holder of the BHC warrants has elected to sell some of the shares of our common stock issuable upon exercise of the BHC warrants in this offering (see “Principal and Selling Stockholders” above), the holder of the BHC warrants will be entitled to various rights with respect to the registration of the remaining shares issuable upon exercise of the BHC warrants under the Securities Act after this offering. Registration of those shares under the Securities Act after this offering would permit those shares to be sold in the public markets upon the effectiveness of the applicable registration statement. See “Description of Capital Stock—Warrants” above for additional information.

Investor Shares and Investor Warrants. As described above under “Certain Relationships and Related Party Transactions—Keating Transaction,” on July 6, 2011 the Sellers sold a total of 6.4 million shares of our common stock and warrants to purchase a total of up to 1.6 million additional shares (subject to decrease under specified circumstances) of our common stock from the Sellers at an exercise price of $0.01 per share (with the number of Investor warrant shares and the exercise price per share subject to customary adjustments in the event of stock splits, reclassifications and similar transactions). The holders of the Investor shares and the Investor warrant shares are entitled to various rights with respect to the registration of those shares under the Securities Act after this offering. Registration of those shares under the Securities Act after this offering would permit those shares to be sold in the public markets upon the effectiveness of the applicable registration statement. See “Certain Relationships and Related Party Transactions—Keating Transaction” for additional information.

Equity Incentive Plans

Immediately after completion of this offering and based on options outstanding as of September 30, 2011, options to purchase 37,506,340 shares of our common stock will be outstanding.                     additional shares of our common stock will be available for future awards under our 2011 Equity Incentive Plan, plus automatic annual increases in the number of shares available for future award under that plan, and                      additional shares of our common stock will be available for future awards under our 2011 Employee Stock Purchase Plan, all as described under “Executive Compensation—Equity Incentive Plans” above. Of those outstanding options, options to purchase a total of 25,526,970 shares of common stock were vested as of September 30, 2011. Shares of common stock issuable upon exercise of those options or pursuant to our 2011 Employee Stock Purchase Plan will be eligible for resale under the provisions of Rule 144 and, if issued in compliance with Rule 701 prior to the effective date of the registration statement of which this prospectus is a part, Rule 701 under the Securities Act, subject to compliance with the terms of those rules and any applicable lock-up agreements.

In addition, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock issuable on exercise of options outstanding or reserved for issuance under our equity incentive plans. We expect that this registration statement will be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the public market following its effective date, subject to any applicable lock-up agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

This is a general discussion of some of the U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of shares of our common stock purchased in this offering by a beneficial owner that, for U.S. federal income tax purposes, is a “Non-U.S. Holder” (as defined below). It does not address all aspects of U.S. federal taxation that may be relevant to a Non-U.S. Holder in light of such Non-U.S. Holder’s specific investment or tax circumstances and does not address any U.S. federal estate (other than to the limited extent set forth below) or gift tax consequences or any state, local or foreign tax consequences of the acquisition, ownership or disposition of shares of our common stock or any tax consequences arising under any applicable income tax treaty. The following summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, including changes in effective dates (possibly with retroactive effect), or possible differing interpretations. It deals only with shares of our common stock held as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and does not purport to deal with persons in special tax situations, such as banks, financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, real estate investment trusts, regulated investment companies, tax-qualified retirement plans, traders in securities that elect to mark-to-market their securities holdings, persons subject to the alternative minimum tax, entities classified as partnerships, controlled foreign corporations or passive foreign investment companies for U.S. federal income tax purposes, pass-through entities or those who hold shares of our common stock through pass-through entities, certain former citizens or long-term residents of the United States subject to tax as expatriates, persons holding or receiving our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, persons holding shares of our common stock through a “hybrid entity,” or persons holding shares of our common stock as a hedge against currency risks, as a position in a “straddle” or as part of a “wash sale,” “hedging,” “conversion,” “constructive sale,” or “integrated” transaction for tax purposes, or any person that actually or constructively owns five percent or more of our capital stock. If a partnership holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding shares of our common stock should consult their own tax advisors. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

(1)	a nonresident alien individual (other than certain former citizens or long-term residents of the United States subject to tax as expatriates),

(2)	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) other than a corporation that is created in or organized under the laws of the United States, any State thereof or the District of Columbia,

(3)	an estate other than an estate the income of which is subject to U.S. federal income tax regardless of its source, or

(4)	a trust other than a trust (i) that is subject to the primary supervision of a court within the United States and that has one or more U.S. persons having the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect to be treated as a U.S. person.

Distributions

As described under “Dividend Policy” above, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. If, however, we do make distributions of cash or property with respect to shares of our common stock (other than certain distributions of shares of our common stock), such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder will generally be subject to withholding of U.S. federal income tax at a rate of 30% on any dividends received in respect of shares of our common stock, or such lower rate provided by an applicable income tax treaty. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in such Non-U.S. Holder’s shares of our common stock (with a corresponding reduction in such Non-U.S. Holder’s adjusted tax basis in such Non-U.S. Holder’s shares of our common stock), and thereafter will be treated as gain realized on the sale or other disposition of shares of our common stock (as described under “—Sale or Other Disposition of Shares of Our Common Stock” below). In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder who is otherwise entitled to benefits under an income tax treaty will be required to provide a properly executed IRS Form W-8BEN (or such other applicable form) certifying under penalties of perjury its entitlement to benefits under the treaty. Special certification requirements and certain other requirements may apply to certain Non-U.S. Holders that are entities rather than individuals. Special rules, described below, apply if dividends are effectively connected with the conduct of a trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States) within the United States by a Non-U.S. Holder.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, such Non-U.S. Holder generally may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors in this regard.

Dividends that are effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States), are not subject to the U.S. withholding tax described above, provided that the Non-U.S. Holder provides a properly executed IRS Form W-8ECI (or applicable successor form) and otherwise complies with applicable certification requirements, but will instead be subject to U.S. federal income tax imposed on net income in the same manner as a U.S. person. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of the Non-U.S. Holder that are attributable to such effectively connected dividends may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be provided for by an applicable income tax treaty). Non-U.S. Holders should consult any applicable income tax treaties that may provide for different rules.

Sale or Other Disposition of Shares of Our Common Stock

A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of shares of our common stock unless:

(1)	the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States);

(2)	in the case of a Non-U.S. Holder who is an individual, that holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

(3)	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the period that the Non-U.S. Holder held shares of our common stock, and, in the case where our common stock is regularly traded on an established securities market, the Non-U.S. Holder owns or has owned, or is treated as owning, more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition or the period during which the Non-U.S. Holder held shares of our common stock.

In general, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” (as defined in Section 897 of the Code) equals or exceeds 50% of the sum of the fair market value of its real property interests and its other assets used or held for use in a trade or business. We do not believe that we currently are, and do not anticipate becoming, a U.S. real property holding corporation. However, no assurance can be given that we will not be a U.S. real property holding corporation or that shares of our common stock will be considered regularly traded on an established securities market when a Non-U.S. Holder sells shares of our common stock.

Net gain realized by a Non-U.S. Holder described in clauses (1) and (3) above generally will be subject to tax at U.S. federal income tax rates applicable to U.S. persons. A corporate Non-U.S. Holder described in clause (1) of the preceding paragraph may also be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on the Non-U.S. Holder’s earnings and profits attributable to such gain. Gain realized by an individual Non-U.S. Holder described in clause (2) of the preceding paragraph (which may be offset by certain U.S. source capital losses) will be subject to a 30% tax, even though the individual may not be considered a resident of the United States. The gross proceeds from transactions that generate gains described in clause (3) of the preceding paragraph may be subject to a 10% withholding tax (if shares of our common stock are no longer regularly traded on an established securities market), which withholding tax generally may be claimed by the Non-U.S. Holder as a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any.

U.S. Federal Estate Taxes

Shares of our common stock that are owned by an individual who is not a citizen or resident of the United States, as specially defined for U.S. federal estate tax purposes, on the date of that person’s death will be included in his or her estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends that we paid to a Non-U.S. Holder and the amount of tax that we withheld on such dividends, regardless of whether withholding was required. This information may also be made available to the tax authorities of a country in which the Non-U.S. Holder resides or is established.

Backup withholding at the applicable statutory rate will generally not apply to dividends that we pay on shares of our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is a Non-U.S. Holder) or otherwise establishes an exemption. Payments by a U.S. office of a broker of the proceeds of a sale of shares of our common stock are subject to both backup withholding and information reporting, unless the holder certifies its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption.

Information reporting requirements, but not backup withholding, will also apply to payments of the proceeds from sales of shares of our common stock by foreign offices of U.S. brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if the required information is timely furnished to the IRS.

Recently Enacted Legislation

Recently enacted legislation will generally impose a 30% withholding tax on dividends on shares of our common stock and the gross proceeds of a disposition of shares of our common stock paid to (1) a foreign financial institution (as that term is defined in Section 1471(d)(4) of the Code) unless that foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding U.S. account holders of that foreign financial institution (including certain account holders that are foreign entities that have U.S. owners) and satisfies other requirements, and (2) specified other non-U.S. entities unless such an entity provides the payor with a certification identifying the direct and indirect U.S. owners of the entity and complies with other requirements. Under specified circumstances, a Non-U.S. Holder of shares of our common stock may be eligible for refunds or credits of those taxes. Although these rules currently apply to applicable payments made after December 31, 2012, in recent guidance, the IRS has indicated that Treasury Regulations will be issued providing that the withholding provisions described above will apply to payments of dividends on shares of our common stock made on or after January 1, 2014 and to payments of gross proceeds of a disposition of shares of our common stock on or after January 1, 2015. You are encouraged to consult with your own tax advisor regarding the possible implications of this recently enacted legislation on your investment in shares of our common stock.

INVESTORS CONSIDERING THE PURCHASE OF SHARES OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNDERWRITING

Barclays Capital Inc. and Jefferies & Company, Inc. are acting as representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Jefferies & Company, Inc.
RBC Capital Markets Corporation
Oppenheimer & Co. Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased; and

•	our delivery of customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price appearing on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. After the offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be $             (excluding underwriting discounts and commissions).

Purchase Additional Shares

We and all but one of the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of                      shares of common stock at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than                      shares in connection with this

offering. To the extent that this option is exercised, each underwriter will be obligated, subject to conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.

Lock-Up Agreements

We and the holders (including all of our directors and executive officers and the selling stockholders) of a significant majority of the shares of our common stock outstanding prior to this offering have agreed that, without the prior written consent of each of Barclays Capital Inc. and Jefferies & Company, Inc., we and they will not directly or indirectly,

•

offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person of) any shares of our common stock (including, without limitation, in the case of those holders, shares of common stock that are deemed to be beneficially owned by them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants or that are distributed to any of them by our ESOP) or securities convertible into or exercisable or exchangeable for our common stock,

•	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of our common stock,

•

file or cause to be filed (in our case), or make any demand for or exercise any right or cause to be filed (in the case of those holders), a registration statement (other than registration statements on Form S-8 for employee or director benefits plans or the ESOP and registration statements on Form S-4), including any amendments thereto, with respect to the registration of any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock or any of our other securities, or

•	publicly disclose the intention to do any of the foregoing

for a period of 180 days after the date of this prospectus, subject to customary exceptions. In addition to these customary exceptions, these lock-up restrictions will not apply to:

•	shares of common stock sold in this offering;

•

transfers of shares or other securities owned or held by our ESOP that the trustees of the ESOP determine are necessary or desirable in order to comply with or fulfill their fiduciary obligations to the ESOP and/or participants in the ESOP;

•

transfers of shares by the ESOP to participants in the ESOP as required by the terms of the ESOP, provided that, in the case of any transfer, the terms of the ESOP do not allow the transfer to be postponed until after the lock-up period;

•	transfers of shares or common stock or other securities upon exercise of Investor warrants;

•

in the case of BHC, which is one of the selling stockholders, if the number of shares of our common stock included by BHC in the registration statement of which this prospectus is a part is less than              shares, a number of shares equal to              shares less the number of shares included in such registration statement by BHC (references to such              shares are subject to adjustment to give effect to any stock splits, reverse splits, dividends, combinations, reclassifications or similar transactions); or

•

shares of common stock issued by us in connection with future acquisitions of any entity, assets, business or technology in an aggregate amount not to exceed the sum of 20% of the sum of the number of shares offered by this prospectus plus any shares that the underwriters may purchase upon the exercise of their option described above.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event unless such extension is waived in writing by Barclays Capital Inc. and Jefferies & Company, Inc.

Barclays Capital Inc. and Jefferies & Company, Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and Jefferies & Company, Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly-traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives of the underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives of the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The Nasdaq Global Market

We have applied to list our shares of common stock for quotation on the Nasdaq Global Market under the symbol “CRSR.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country or other jurisdiction of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters and their affiliates may in the future provide investment banking, commercial banking and advisory services to us from time to time for which they expect to receive customary compensation and expense reimbursement.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We and the selling stockholders have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our or their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us, the selling stockholders or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of Directive 2003/71/EC (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

The applicable provisions of the Financial Services and Markets Act 2000 must be complied with in respect of anything done in relation to the offering of the securities in, from or otherwise involving the United Kingdom.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the shares of common stock for resale in Australia within 12 months of those shares of common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

The common stock may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the common stock which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India or with the Securities and Exchange Board of India. This prospectus or any other material relating to these securities is for information purposes only and may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India and in any event to not more than 50 persons in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

No securities registration statement (“SRS”) has been filed under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (“FIEL”) in relation to the shares of common stock. The shares of common stock are being offered in a private placement to “qualified institutional investors” (tekikaku-kikan-toshika) under Article 10 of the Cabinet Office Ordinance concerning Definitions provided in Article 2 of the FIEL (the Ministry of Finance Ordinance No. 14, as amended) (“QIIs”), under Article 2, Paragraph 3, Item 2 i of the FIEL. Any QII acquiring shares of common stock in this offer may not transfer or resell those shares except to other QIIs.

Korea

The common stock may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares of common stock have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the shares of common stock may not be resold to Korean residents unless the purchaser of shares of common stock complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the shares of common stock.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the “SFA”), (ii) to a “relevant person” as defined in Section 275(2) of the SFA, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed and purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the shares of common stock under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	(in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(iii)	where no consideration is or will be given for the transfer; or

(iv)	where the transfer is by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Frederick M. Gonzalez, our Vice President, General Counsel and Corporate Secretary. Certain legal matters will be passed upon for us by Sidley Austin LLP, Palo Alto, California. Latham & Watkins LLP, Menlo Park, California is representing the underwriters. Mr. Gonzalez participates in various employee benefit plans offered by us and, as of September 30, 2011, owned options to purchase 260,000 shares of our common stock (of which none were vested).

EXPERTS

The consolidated financial statements and schedule as of December 31, 2009 and 2010, and for each of the years in the three-year period ended December 31, 2010, have been included herein and in the related registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock that we are offering. The registration statement, including the exhibits and schedule, contains additional information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement and the exhibits.

For further information about us and our common stock, you may inspect a copy of the registration statement and the exhibits and schedule to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement and those exhibits and schedule from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC and you may review and obtain a copy of the registration statement and those exhibits and schedule on that website.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

When the transaction referred to in note 18(d) of the Notes to Consolidated Financial Statements has been consummated, we will be in a position to render the following report.

/s/ KPMG LLP

Report of Independent Registered Public Accounting Firm

The Board of Directors

Corsair Components, Inc.

We have audited the accompanying consolidated balance sheets of Corsair Components, Inc. and subsidiaries (formerly Corsair Memory, Inc.) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corsair Components, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

San Francisco, California

April 29, 2011, except as to

note 18(b) which is as of July 22, 2011 and Note 18(d) which is as of                  , 2011

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31,		September 30, 2011	Pro Forma as of September 30, 2011
	2009	2010
			(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash	$1,367	$1,056	$1,852	$1,852
Restricted cash	1,487	1,375	1,410	1,410
Accounts receivable, net of allowances	38,563	36,929	46,670	46,670
Inventories, net	38,750	40,296	46,056	46,056
Current portion of deferred tax assets	15,487	3,040	6,080	6,080
Prepaid expenses and other current assets	2,037	4,808	5,371	5,371

Total current assets	97,691	87,504	107,439	107,439
Property and equipment, net	2,661	3,611	4,029	4,029
Deferred tax assets, less current portion	98	114	114	114
Other assets	187	270	272	272

Total assets	$100,637	$91,499	$111,854	$111,854

LIABILITIES, REDEEMABLE ESOP SHARES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$38,927	$49,703	$62,884	$62,884
Bank credit facilities	19,937	12,015	7,519	7,519
Stock compensation liability	31,072	—	—	—
Income tax payable	4,300	450	3,689	3,689
Interim funding facility	5,000	—	—	—
Common stock warrant liability	1,895	2,330	2,701	—
Other liabilities and accrued expenses	8,301	5,133	7,351	7,351

Total current liabilities	109,432	69,631	84,144	81,443
Deferred tax liability, less current portion	—	187	162	162
Other liabilities	2,013	3,402	3,167	3,167

Total liabilities	111,445	73,220	87,473	84,772

Redeemable ESOP shares	14,298	16,806	19,957	—

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value
Authorized: no shares at December 31, 2009 and 2010 and September 30, 2011 (unaudited) and on a pro forma basis at September 30, 2011 (unaudited)
Issued and outstanding: no shares at December 31, 2009 and 2010 and September 30, 2011 (unaudited) and on a pro forma basis at September 30, 2011 (unaudited)
Common stock, $0.0001 par value
Authorized: 110,000,000 shares at December 31, 2009 and 2010 and September 30, 2011 (unaudited) and on a pro forma basis at September 30, 2011 (unaudited)
Issued and outstanding: 60,860,663; 60,860,663; and 61,701,980 shares at December 31, 2009 and 2010, September 30, 2011 (unaudited) and on a pro forma basis at September 30, 2011 (unaudited)	6	6	6	6
Treasury stock, 0, 0, 5,727,875 and 5,727,875 at cost at December 31, 2009 and 2010 and September 30, 2011 (unaudited) and on a pro forma basis at September 30, 2011 (unaudited)	—	—	(9,558)	(9,558)
Additional paid-in capital	4,407	42,935	46,272	48,973
Redeemable ESOP shares	(14,298)	(16,806)	(19,957)	—
Notes receivable from stockholders	(1,386)	(726)	(638)	(638)
Accumulated deficit	(13,882)	(24,082)	(11,848)	(11,848)
Accumulated other comprehensive income	47	146	147	147

Total stockholders’ equity (deficit)	(25,106)	1,473	$4,424	$27,082

Total liabilities, redeemable ESOP shares and stockholders’ equity (deficit)	$100,637	$91,499	$111,854	$111,854

See accompanying notes to consolidated financial statements

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Net revenues	$341,072	$325,633	$379,626	$272,364	$317,599
Cost of revenue	305,505	278,976	328,641	237,752	266,497

Gross profit	35,567	46,657	50,985	34,612	51,102
Operating expenses:
Product development	87	13,514	8,047	6,498	5,149
Sales and marketing	17,534	23,780	21,942	15,367	21,642
General and administrative	4,668	20,201	14,113	11,434	9,489

Total operating expenses	22,289	57,495	44,102	33,299	36,280

Income (loss) from operations	13,278	(10,838)	6,883	1,313	14,822
Interest expense, net	(2,543)	(1,730)	(1,163)	(961)	(577)
Gain (loss) on revaluation of common stock warrants	—	(1,722)	(435)	(244)	(371)
Other income (expense), net	(90)	310	(171)	(63)	54

Income (loss) before income taxes	10,645	(13,980)	5,114	45	13,928
Income tax expense (benefit)	(557)	(5,290)	15,314	13,305	1,694

Net income (loss)	$11,202	$(8,690)	$(10,200)	$(13,260)	$12,234

Net income (loss) per share:
Basic	$0.19	$(0.14)	$(0.17)	$(0.22)	$0.20

Diluted	$(0.03)	$(0.14)	$(0.17)	$(0.22)	$0.15

Weighted average shares used in computing net income (loss) per share:
Basic	59,643	61,251	61,033	61,091	60,602
Diluted	75,579	61,251	61,033	61,091	82,807

See accompanying notes to consolidated financial statements

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Income (Loss)

(In thousands, except share and per share amounts)

	Common Stock			Additional Paid-In Capital	Notes Receivable From Stockholders	Redeemable ESOP shares	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Equity/ (Deficit)
	Shares	Amount	Treasury Stock
Balances, December 31, 2007	62,145,220	$6		$4,749	$(2,837)	$(7,129)	$(16,394)	$43	$(21,562)
Repurchase of common stock	(478,500)			(139)	259				120
Reclassification of stock-based compensation liability				194					194
Stock-based arrangements:
Restricted stock awards	165,000			172	(172)				—
Restricted stock awards cancelled	(588,962)			(255)	255				—
Forgiveness of notes related to restricted stock awards					351				351
Changes in fair value of redeemable ESOP shares						5,761			5,761
Shares purchased by ESOP from employees						(1,681)			(1,681)
Comprehensive income:
Foreign currency translation adjustment								(1)	(1)
							11,202		11,202

Total comprehensive income									11,201

Balances, December 31, 2008	61,242,758	6	—	4,721	(2,144)	(3,049)	(5,192)	42	(5,616)

Exercise of stock options	332,000			56					56
Issuance of common stock	77,000			22					22
Changes in fair value of redeemable ESOP shares						(11,249)			(11,249)
Stock-based arrangements:
Stock-based compensation expense				131					131
Restricted stock awards cancelled	(391,190)			(523)	523				—
Forgiveness of notes related to restricted stock awards					235				235
Comprehensive income:
Foreign, currency translation adjustments								5	5
Net loss							(8,690)		(8,690)

Total comprehensive loss									(8,685)

Balances, December 31, 2009	61,260,568	6	—	4,407	(1,386)	(14,298)	(13,882)	47	(25,106)

Exercise of stock options	38,958			24					24
Modifications of liability classified stock and stock option awards				36,608					36,608
Changes in fair value of redeemable ESOP shares						(2,508)			(2,508)
Stock-based arrangements:
Stock-based compensation expense				2,232					2,232
Excess tax benefits from stock-based compensation expense				1					1
Restricted stock awards cancelled	(438,863)			(337)	337				—
Forgiveness of notes related to restricted stock awards					235				235
Payments of notes receivable from stockholders					88				88
Comprehensive income:
Foreign currency translation adjustments								99	99
Net loss							(10,200)		(10,200)

Total comprehensive loss									(10,101)

Balances, December 31, 2010	60,860,663	6	—	42,935	(726)	(16,806)	(24,082)	146	1,473

Exercise of stock options	6,589,811	1		1,084					1,085
Repurchase of common stock	(5,727,875)	(1)	(9,558)		9				(9,550)
Changes in fair value of redeemable ESOP shares						(3,151)			(3,151)
Stock-based arrangements:
Stock-based compensation expense				2,017					2,017
Excess tax benefit				243					243
Restricted stock awards cancelled	(20,619)			(7)	7				—
Payments of notes receivable from stockholders					72				72
Comprehensive income:
Foreign currency translation adjustments								1	1
Net income							12,234		12,234

Total comprehensive income									12,235

Balances, September 30, 2011 (unaudited)	61,701,980	$6	$(9,558)	$46,272	$(638)	$(19,957)	$(11,848)	$147	$4,424

See accompanying notes to consolidated financial statements

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
Cash flows from operating activities:				(unaudited)
Net income (loss)	$11,202	$(8,690)	$(10,200)	$(13,260)	$12,234
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock-based compensation expense (benefit)	(12,823)	28,004	8,292	7,447	1,995
Depreciation and amortization	1,752	1,936	1,798	1,345	1,487
Debt issuance cost amortization	—	85	623	599	55
Loss on disposal of property and equipment	—	357	62	11	—
Gain (loss) on revaluation of common stock warrants	—	1,722	435	244	371
Deferred tax (benefit) expense, net	(418)	(13,415)	12,618	11,517	(3,065)
Loss (gain) on foreign currency exchange	63	(77)	112	75	(35)
Provision for doubtful accounts and revenue return reserves	1,486	2,191	3,070	2,609	2,842
Changes in assets and liabilities:
Accounts receivable	8,872	(13,145)	(1,436)	(3,284)	(12,583)
Inventories	11,161	(15,387)	(1,546)	357	(5,760)
Prepaid expenses and other current assets	1,465	1,159	(3,538)	(3,539)	(764)
Other assets	(8)	9	(83)	(72)	(2)
Accounts payable	(4,997)	6,995	10,776	10,090	13,051
Income taxes payable	68	4,185	(3,850)	(3,768)	3,239
Other liabilities and accrued expenses	(4,641)	2,663	(1,778)	(1,725)	2,019

Net cash provided by (used in) operating activities	13,182	(1,408)	15,355	8,646	15,084

Cash flows from investing activities:
Purchase of property and equipment	(1,486)	(1,004)	(2,665)	(2,067)	(1,628)

Net cash used in investing activities	(1,486)	(1,004)	(2,665)	(2,067)	(1,628)

Cash flows from financing activities:
Borrowings from bank credit facilities	351,712	325,319	374,556	271,176	309,349
Repayment of bank credit facilities	(362,960)	(326,363)	(382,478)	(273,020)	(313,845)
Borrowings from interim funding facility	—	5,000	—	—	—
Repayment of interim funding facility	—	—	(5,000)	(5,000)	—
Debt issuance cost	—	(593)	—	—	—
Cash paid for share repurchase	—	—	—	—	(9,550)
Excess tax benefit	—	—	—	—	243
Repayment of other debt obligations	(894)	(293)	(290)	(267)	(15)
Proceeds from exercise of stock options and notes receivable	—	56	112	112	1,157

Net cash provided by (used in) financing activities	(12,142)	3,126	(13,100)	(6,999)	(12,661)

Effect of exchange rate changes on cash	(1)	5	99	75	1

Increase (decrease) in cash	(447)	719	(311)	(345)	796
Cash at beginning of the period	1,095	648	1,367	1,367	1,056

Cash at end of the period	$648	$1,367	$1,056	$1,022	$1,852

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$2,241	$1,830	$1,046	$815	$519

Cash paid during the period for income taxes	$122	$2,845	$6,363	$5,907	$1,479

Supplemental disclosure of noncash investing and financing activities:

Notes receivable forgiven for stock awards	$351	$235	$235	$235	$—

Issuance of common stock warrants, net of amortization	$—	$173	$57	$64	$—

Modification of liability classified stock and stock option awards	$—	$—	$36,608	$36,608	$—

See accompanying notes to consolidated financial statements

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

1. Formation and Business of the Company

Corsair Components, Inc. (“Corsair Components”) was incorporated under the laws of the State of Delaware in January 2010. Corsair Components’ business was in the past conducted through Corsair Memory, Inc. (“Corsair Memory”), which was incorporated under the laws of the State of California in January 1994 and was reincorporated in the State of Delaware in 2007. The term “Company,” as used in these notes, means Corsair Components and its predecessors (including Corsair Memory) and their respective consolidated subsidiaries. The Company designs, markets and distributes high-performance dynamic random access memory (“DRAM”) modules, USB flash drives, power supply units, solid-state drives, cooling systems, computer cases and gaming peripherals to retailers and distributors worldwide. The Company is headquartered in Fremont, California. In January 2010, the board of directors authorized the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock, and the Company filed its S-1 in April 2010.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The Company evaluated subsequent events through April 29, 2011 for the consolidated financial statements as of and for the year ended December 31, 2010, and through November 3, 2011 for the unaudited consolidated financial statements as of and for the nine months ended September 30, 2011.

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of September 30, 2011 and the unaudited interim consolidated statements of operations and of cash flows for the nine months ended September 30, 2010 and 2011 and stockholders’ deficit and comprehensive income (loss) for the nine months ended September 30, 2011 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial condition and results of operations and cash flows for the nine months ended September 30, 2010 and 2011. The financial data and other information disclosed in these notes to the consolidated financial statements related to the nine months ended September 30, 2010 and 2011 are unaudited. The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of the results to be expected for 2011 or for any other interim period or future year.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of sales and expenses. Such estimates include, but are not limited to, the valuation of common stock, the valuation of accounts receivable, inventories, and the valuation of deferred tax assets, among others. These estimates and assumptions are based on management’s best estimate and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, and

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Unaudited Pro Forma Balance Sheet

The accompanying pro forma consolidated balance sheet reflects the assumed termination of the Company’s employee stock ownership plan (“ESOP”) repurchase right and the reclassification of the common stock warrant liability to equity due to termination of both the repurchase features and an exercise price adjustment provision relating to the Company’s outstanding common stock warrants (the “BHC warrants”), all of which are expected to occur in connection with the Company’s initial public offering. The unaudited pro forma balance sheet does not give effect to the Company’s issuance and sale of common stock in the proposed initial public offering or receipt of any proceeds therefrom or to the exercise by one of the selling stockholders of BHC warrants to purchase shares of the Company’s common stock in connection with that offering.

Revenue Recognition

The Company’s products are sold through a network of distributors and retailers. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, title has transferred, the price becomes fixed and determinable and collectability is reasonably assured. Evidence of an arrangement exists when there is a customer contract or a standard customer purchase order. The Company considers delivery complete when title and risk of loss transfer to the customer (defined as a retailer or distributor), which is generally upon shipment, but no later than physical receipt by the customer. The Company’s revenue recognition policies are consistent worldwide.

The Company offers limited return rights and customer incentive programs. These include special pricing arrangements, promotions, rebates and volume-based incentives. Rights of return vary by customer and range from the right to return defective products to limited stock rotation rights allowing the exchange of a percentage of the customer’s quarterly purchases. The Company reduces revenue recorded upon shipment by actual returns, rebates and incentives occurring during each period. The Company also reduces revenue by estimated future returns, rebates and incentives, which reductions increase its reserve for rebates and other incentives and its reserve for sales returns allowances. These reserves are reduced upon issuance of credit memos for actual returns, rebates and incentives as they are issued to customers in subsequent periods. Therefore, in computing the net revenues that are reported in the statement of operations, gross revenue is reduced by actual returns, rebates and other incentives during each period; estimated future returns, rebates and other incentives; and adjustments to the opening balances in the reserve accounts for differences between estimates and actual experience.

The Company’s estimates of future returns, rebates and incentives are based on negotiated terms and consideration of historical experience. The Company believes that its new product categories do not differ materially in terms of product returns from its older product categories. Rebates, incentives and other pricing programs are generally product and customer specific and last for a short duration.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising costs for the years ended December 31, 2008, 2009 and 2010 and nine months ended September 30, 2010 and 2011 (unaudited) of $1.2 million, $0.8 million, $1.1 million, $0.7 million and $1.3 million, respectively, are included as a component of sales and marketing expense in the accompanying consolidated statements of operations.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

Stock-Based Compensation

Stock-based awards granted under the Company’s Non-Qualified Stock Option Plan, or NQSO Plan, and the Company’s 2006 Stock Purchase Plan and certain awards granted under the Company’s 2008 Stock Incentive Plan historically were accounted for as liability-classified awards because shares of common stock and options issued pursuant to those plans were subject to repurchase rights, as described in “Stock Repurchase Features” in note 15 below, and because of the Company’s past practices of repurchasing common stock related to those awards. Until June 29, 2010, when these repurchase rights were terminated, the Company elected the intrinsic value method to measure its liability-classified awards and amortized stock-based compensation expense for those awards expected to vest on a straight-line basis over the requisite service period. Until June 29, 2010, the Company re-measured the intrinsic value of the awards at the end of each reporting period until either the repurchase rights were exercised or the holders were exposed to the market value of the shares for a reasonable period of time (at least six months), or the awards were settled, cancelled or expired unexercised. These repurchase rights terminated on June 29, 2010. In light of the public market for the Company’s common stock that will exist following its initial public offering, the Company does not plan to continue its past practice of repurchasing shares that were issued under its equity incentive plans within six months of option exercise except as may be required under its ESOP. Accordingly, these awards were reclassified to stockholders’ equity (deficit) and are no longer subject to remeasurement after June 29, 2010.

Upon termination on June 29, 2010, of the repurchase rights described above, the Company remeasured the liability-classified stock and stock option awards based upon their intrinsic value at that date, and included any increase or decrease attributable to vested awards in stock-based compensation expense for the year ended December 31, 2010. The total compensation cost for the modified awards was re-measured at $40.3 million on June 29, 2010. The awards that were fully vested through that date totaled $36.6 million. These stock and stock option awards were reclassified to stockholders’ equity (deficit) by debiting the related liability and crediting additional paid-in capital. The unamortized compensation cost for unvested stock and stock option awards as of June 29, 2010 was $3.7 million, which will be amortized over the remaining weighted average service period of 2.6 years. There were 61 employees affected by the modification.

Other stock and stock option awards granted under the 2008 Stock Incentive Plan which were not subject to the repurchase rights described above were equity-classified. The Company adopted the Black-Scholes model to estimate the fair value of the equity-classified awards. The Company recognizes the value of the portion of the awards that the Company ultimately expects to vest as expense over the requisite service periods in the Company’s consolidated statements of operations.

The following table shows the Company’s stock-based compensation (benefit) expense for the following years (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Cost of revenue	$(1,674)	$448	$909	$843	$127
Product development	(4,353)	8,389	2,480	2,364	265
Sales and marketing	(1,389)	7,878	1,631	1,291	681
General and administrative	(5,407)	11,289	3,272	2,949	922

Total	$(12,823)	$28,004	$8,292	$7,447	$1,995

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

The Company computed the fair value of the equity-classified awards on the date of grant using the Black-Scholes pricing model, with the following weighted average assumptions:

	Year Ended December 31,		Nine Months Ended September 30,
	2009	2010	2010	2011
			(unaudited)
Fair value of underlying common stock per share	$0.54	$1.62	$1.64	$1.96
Expected term in years	6.25	6.19	6.25	6.25
Expected volatility	52%	59%	58%	60%
Expected dividend yield	— %	— %	— %	— %
Risk free interest rate	2.6%	2.5%	2.5%	2.2%

The Company determines expected volatility using average volatility of a peer group of publicly traded companies. The Company selected this peer group based on criteria including similar industry, life cycle, revenue and market capitalization. The Company determines the expected term of options granted utilizing the “simplified” method as prescribed by Staff Accounting Bulletin No. 107, Share-Based Payment, of the Securities and Exchange Commission. The Company determines the risk free interest rate by using published zero coupon rates for U.S. treasury notes for each grant date given the expected term. The expected dividend yield is zero based on the fact that the Company has never paid, and does not intend to pay, cash dividends on its common stock.

The Company is also required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Historical data was used to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that the Company expects to vest.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (loss) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period of enactment. The Company is subject to foreign income taxes on its foreign operations. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount more likely than not to be realized.

Effective January 1, 2007, the Company implemented new guidance for the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is required to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The accounting for uncertainty in income taxes also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The Company policy is to record estimated interest and penalties related to unrecognized tax benefits as income tax expense.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

Concentration of Credit Risk and Risks and Uncertainties

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. The Company’s trade accounts receivable result from sales of its products to large, well-established distributors as well as brick-and-mortar and online retailers worldwide. Management reviews the creditworthiness of its customers in the ordinary course of business and further analyzes the need for allowances for potential credit losses.

One customer, Newegg Inc., accounted for 10.8%, 11.1%, 11.4%, 11.2% and 10.9% of net revenues for the years ended December 31, 2008, 2009 and 2010 and nine months ended September 30, 2010 and 2011 (unaudited), respectively.

The Company is subject to risks common to companies in its industry including, but not limited to, fluctuations in average selling prices of DRAM modules, which can directly affect net revenues and gross margin due to the fact that a substantial portion of the Company’s net revenues are generated by sales of DRAM modules, new technological innovations, dependence upon a limited number of third-party manufacturers and suppliers, global economic downturns and compliance with government regulations. There can be no assurance that the Company’s products will continue to be accepted in the marketplace, that any future products can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed. These factors could have a material adverse effect on the Company’s future financial results, financial position and cash flows.

Common Stock Warrant Liability

In connection with a $5.0 million loan made to the Company in June 2009, the Company issued the BHC warrants to the lender to purchase a number of shares of its common stock equal to an agreed percentage of fully-diluted shares outstanding as of the date of exercise. The fair value of the BHC warrants was allocated to common stock warrant liability and the residual amount of the loan proceeds was allocated to debt. The Company classifies the BHC warrants as liabilities on its balance sheet due to the holder’s right to require the Company to repurchase the BHC warrants or the shares of common stock issued on exercise of the BHC warrants for cash under specified circumstances. As a result, the common stock warrant liability is subject to re-measurement at each balance sheet date and the Company recognizes the change in fair value, if any, including changes in the number of shares into which the BHC warrants are convertible, as gain (loss) on revaluation of the common stock warrants. The common stock warrant liability as of December 31, 2009, December 31, 2010 and September 30, 2011 (unaudited) is based on the estimated valuation of the common stock as of those dates. The terms of the BHC warrants also provide for an adjustment to the exercise price if, among other things, the Company offers, sells or grants any option to purchase its common stock (other than under existing equity compensation plans) at a price per share that is less than the exercise price of the BHC warrants then in effect. The Company will continue to adjust the common stock warrant liability for changes in fair value until the earlier of (i) the expiration of the BHC warrants or (ii) the termination of this repurchase right and exercise price adjustment provision.

Comprehensive Income (Loss)

Comprehensive income or loss, includes all non-owner changes to stockholders’ equity. For the years ended December 31, 2008, 2009 and 2010 and nine months ended September 30, 2011 (unaudited), comprehensive income (loss) differed from reported net income/loss by the cumulative translation adjustment.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include accounts receivable, borrowings and accounts payable, approximate their fair values as of December 31, 2009 and 2010 and September 30, 2011 (unaudited) due to the relatively short maturities of these instruments. The carrying value of the Company’s short-term debt as of December 31, 2009 and 2010 and September 30, 2011 (unaudited) approximates fair value because of their short-term nature and market interest rates.

The Company has utilized a valuation model to determine the fair value of the outstanding BHC warrants. The inputs to the model include fair value of Company’s common stock, expected term, volatility and risk free interest rate. As several significant inputs are not observable, the overall fair value measurement of the BHC warrants is classified as Level 3.

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and September 30, 2011 (unaudited) (in thousands):

		Fair Value Measurement Using
	Total Fair Value as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Warrant liability	$2,330	$—	$—	$2,330

		Fair Value Measurement Using
	Total Fair Value as of September 30, 2011 (unaudited)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Warrant liability	$2,701	$—	$—	$2,701

The following table summarizes the change in the fair value of the Company’s Level 3 BHC warrants during the year ended December 31, 2010 and nine months ended September 30, 2011 (unaudited) (in thousands):

Fair value as of December 31, 2009	$1,895
Change in fair value due to (gain) loss on revaluation of common stock warrants	435

Fair value as of December 31, 2010	2,330

Change in fair value due to (gain) loss on revaluation of common stock warrants	371

Fair value as of September 30, 2011 (unaudited)	$2,701

Cash and Restricted Cash

The Company classifies all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase as cash equivalents and those investments with an original or remaining maturity of greater than three months to be short-term investments. The Company did not have any cash equivalents or short-term investments as of December 31, 2009 and 2010 and September 30, 2011 (unaudited), respectively.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

Restricted cash represents amounts held by financial institutions in Europe as a security deposit to government authorities for value added tax.

Accounts Receivable Allowances

The Company records an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments. The allowance is recorded as a general and administrative expense in the Company’s consolidated financial statements. The Company bases its allowance on periodic assessments of its customers’ liquidity and financial condition through analysis of information obtained from credit rating agencies, financial statement review and historical collection trends. Additional allowances may be required if the liquidity or financial condition of its customers was to deteriorate. The allowance for doubtful accounts was $79 thousand, $0, and $40 thousand as of December 31, 2009 and 2010 and September 30, 2011 (unaudited), respectively.

Inventories

Inventories are stated at lower of cost or market using the weighted average cost method of accounting. Provisions have been made to reduce all slow-moving, obsolete or unusable inventories to their net realizable values.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization, and are depreciated on a straight-line basis over the following estimated useful lives of the assets:

Manufacturing equipment	2-5 years

Computer equipment, software, and office equipment	3-5 years

Furniture and fixtures	7 years

Leasehold improvements	The shorter of the lease term or the estimated useful lives of the improvements

Warranty Reserve

The Company estimates and records a warranty reserve at the time the related sale is recognized based on historical warranty costs.

Shipping and Handling Expenses

Amounts billed to customers for shipping and handling of products are reflected in net revenues. Expenses incurred related to outbound shipping and handling of products are reflected in sales and marketing expenses and were $5.9 million, $3.8 million, $5.4 million, $3.4 million and $6.2 million for the years ended December 31, 2008, 2009, 2010 and nine months ended September 30, 2010 and 2011 (unaudited), respectively.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no indicators for impairment as of and for the years ended December 31, 2008, 2009 and 2010 and nine months ended September 30, 2011 (unaudited).

Foreign Currency Translation

For operations outside the United States, the Company translates assets and liabilities of foreign subsidiaries, whose functional currency is the local currency, at end-of-period exchange rates. Sales and expenses are translated at monthly average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such foreign subsidiaries is included in accumulated other comprehensive income (loss), which is reflected as a separate component of stockholders’ equity (deficit). Realized gains and losses on foreign currency transactions are included in other income (expense) in the accompanying consolidated statements of operations.

Recent Accounting Pronouncements

In October 2009, the FASB issued a new accounting standard that changes the accounting for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In addition, the new standard eliminates the use of the residual method of allocation and requires the relative selling price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables. In October 2009, the FASB also issued a new accounting standard that changes revenue recognition for tangible products containing software and hardware elements. Specifically, if certain requirements are met, revenue arrangements that contain tangible products with software elements that are essential to the functionality of the products are scoped out of the existing software revenue recognition accounting guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above. Both standards became effective for the Company in the first quarter of 2011. The adoption of these standards did not have any impact on its consolidated financial statements.

Reclassifications

Certain reclassifications have been made to consolidated balance sheets, consolidated statements of operations and cash flows as of and for the years ended December 31, 2008, 2009 and 2010 and nine months ended September 30, 2010 and 2011 (unaudited), respectively, to conform to the current presentation. These reclassifications had no effect on net income (loss) or net cash flow provided by (used in) operating activities reported for any year.

3. Inventories, Net

Inventories, net as of December 31, 2009 and 2010 and September 30, 2011 (unaudited) consist of the following (in thousands):

	December 31,		September 30,
	2009	2010	2011
			(unaudited)
Raw materials	$8,057	$5,220	$6,489
Work in process	3,462	504	5,325
Finished goods	27,231	34,572	34,242

Total	$38,750	$40,296	$46,056

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

4. Warranty Reserve

The following table reconciles changes in the Company’s accrued warranties and related costs for the years ended December 31, 2009 and 2010 and three months ended September 30, 2011 (unaudited) (in thousands):

	December 31,		September 30,
	2009	2010	2011
			(unaudited)
Beginning balance	$901	$776	$790
Charged to cost of revenue	801	1,024	624
Claims and settlements	(926)	(1,010)	(628)

Ending balance	$776	$790	$786

5. Sales Return Reserve

The following table reconciles changes in the sales return reserve for the years ended December 31, 2009 and 2010 and three months ended September 30, 2011 (unaudited) (in thousands):

	December 31,		September 30,
	2009	2010	2011
			(unaudited)
Beginning balance	$2,054	$2,030	$2,227
Charged to revenue	2,185	2,797	2,788
Claims and settlements	(2,209)	(2,600)	(2,443)

Ending balance	$2,030	$2,227	$2,572

6. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer. The Company’s Chief Executive Officer reviews financial information presented for each of the two reporting segments and on a consolidated basis.

The Company determined its operating segments to be high-performance memory components and gaming components and peripherals. The accounting policies of the two reportable operating segments are the same as those described above in Note 2, Summary of Significant Accounting Policies.

Prior to 2009, the Company evaluated the performance of its two operating segments based on net revenues; accordingly, information relating to gross profit and gross margin for each operating segment is not available for periods prior to 2009. Starting in 2009, the Company began evaluating the performance of its two operating segments based on cost of revenue and gross profit, in addition to net revenues. The Company does not allocate assets, operating expenses, interest expense, net, other income and expense, net, loss on revaluation of warrants and income taxes based on operating segments. Accordingly such information is not available.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

The following table sets forth net revenues by segment (dollars in thousands):

	Year Ended December 31,						Nine Months Ended September 30,
	2008		2009		2010		2010		2011
							(unaudited)
High-performance memory components	$295,755	86.7%	$243,124	74.7%	$252,961	66.6%	$185,534	68.1%	$175,180	55.2%
Gaming components and peripherals	$45,317	13.3%	$82,509	25.3%	$126,665	33.4%	$86,830	31.9%	$142,419	44.8%

Total	$341,072	100.0%	$325,633	100.0%	$379,626	100.0%	$272,364	100.0%	$317,599	100.0%

Net revenues by geographic area are determined based upon the ship-to address on the invoice. The following table sets forth net revenues by geographic area (dollars in thousands):

	Year Ended December 31,						Nine Months Ended September 30,
	2008		2009		2010		2010		2011
							(unaudited)
Europe	$188,434	55.2%	$169,928	52.2%	$193,032	50.9%	$133,052	48.9%	$159,609	50.3%
Americas	117,181	34.4	114,265	35.1	134,045	35.3	100,226	36.8	111,608	35.1
Asia Pacific	35,457	10.4	41,440	12.7	52,549	13.8	39,086	14.3	46,382	14.6

	$341,072	100.0%	$325,633	100.0%	$379,626	100.0%	$272,364	100.0%	$317,599	100.0%

For the years ended December 31, 2008, 2009 and 2010 and the nine months ended September 30, 2010 and 2011 (unaudited), net revenues in the United States, the Company’s home domicile, were $108.8 million, $105.9 million, $125.1 million, $94.4 million and $100.6 million, respectively. For the years ended December 31, 2008, 2009 and 2010 and the nine months ended September 30, 2010 and 2011 (unaudited), net revenues in Germany were $51.5 million, $55.2 million, $61.8 million, $35.1 million and $51.5 million, respectively. No other country accounted for more than 10% of the Company’s consolidated net revenues for the years ended December 31, 2008, 2009 and 2010 and the nine months ended September 30, 2010 and 2011 (unaudited).

The Company’s gross margin is defined as gross profit as a percentage of net revenues. The following table sets forth gross profit and gross margin by segment (dollars in thousands):

	Year Ended December 31,						Nine Months Ended September 30,
	2008		2009		2010		2010		2011
							(unaudited)
High-performance memory components	$—	—%	$30,167	12.4%	$25,470	10.1%	$17,272	9.3%	$24,047	13.7%
Gaming components and peripherals	$—	—%	$16,490	20.0%	$25,515	20.1%	$17,340	20.0%	$27,055	19.0%

Total	$35,567	10.4%	$46,657	14.3%	$50,985	13.4%	$34,612	12.7%	$51,102	16.1%

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2008, 2009 and 2010 and the nine months ended September 30, 2010 and 2011 (unaudited), sales to Newegg.com in the Americas region accounted for 10.8%, 11.1%, 11.3%, 11.2% and 10.9%, respectively, of the Company’s consolidated net revenues. For the years ended December 31, 2008, 2009 and 2010 and the nine months ended September 30, 2010 and 2011, sales to Newegg.com in the Americas region accounted for $36.8 million, $36.1 million, $43.4 million, $30.6 million and $34.6 million, respectively, of the Company’s total net revenues. No sales were made to Newegg.com outside of the Americas region. Sales made to Newegg.com related to both the high-performance memory components and gaming components and peripherals segments.

Long-lived fixed assets by geographic region were as follows (in thousands):

	December 31,				Nine Months Ended September 30, 2011
	2009		2010
					(unaudited)
Europe	$30	1.1%	$137	3.8%	$124	3.1%
Americas	1,695	63.7	1,868	51.7	2,288	56.8
Asia Pacific	936	35.2	1,606	44.5	1,617	40.1

	$2,661	100.0%	$3,611	100.0%	$4,029	100.0%

7. Income (Loss) per Share

Basic net income (loss) per share of common stock is computed by dividing net income (loss) available to common stockholders by the weighted-average common shares outstanding for the period. Diluted net income (loss) per share of common stock reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net income (loss) of the Company. Dilutive share equivalents include stock-based awards issued to employees.

Employee share options and restricted shares granted by the Company are treated as potential shares in computing diluted net income (loss) per share. Diluted shares outstanding include the dilutive effect of in-the-money awards which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax impact that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

For the stock-based awards and BHC warrants issued by the Company that were liability classified, the Company presumed that such awards will be settled in common stock, and accordingly the resulting potential common shares were included in diluted earnings per share (“EPS”), if the EPS effect of settling in common stock was more dilutive than the effect of settling in cash. An adjustment to the numerator was accordingly made for any changes in income or losses that were recognized during the period when computing diluted EPS.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

The computations of basic and diluted net income (loss) per share for the Company were as follows (in thousands except per share amounts):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
Numerator:
Net income (loss) available to common stockholders (basic)	$11,202	$(8,690)	$(10,200)	$(13,260)	$12,234
Stock-based compensation expense (benefit) under liability method	(13,274)	—	—	—	—

Total	$(2,072)	$(8,690)	$(10,200)	$(13,260)	$12,234

Net income (loss) available to common stockholders (diluted)	$(2,072)	$(8,690)	$(10,200)	$(13,260)	$12,234

Denominator:
Weighted-average shares outstanding (basic)	59,643	61,251	61,033	61,091	60,602
Effect of dilutive securities:
Common stock equivalent shares from options to purchase common stock and restricted shares	15,936	—	—	—	22,205

Weighted-average number of shares outstanding (diluted)	75,579	61,251	61,033	61,091	82,807

Net income (loss) per share available to common stockholders
Basic	$0.19	$(0.14)	$(0.17)	$(0.22)	$0.20

Diluted	$(0.03)	$(0.14)	$(0.17)	$(0.22)	$0.15

Anti-dilutive common stock equivalent shares related to stock options excluded from the calculation of diluted shares were 5.3 million, 38.3 million, 41.4 million, 42.1 million and 4.0 million for the years ended December 31, 2008, 2009 and 2010 and nine months ended September 30, 2010 and 2011 (unaudited), respectively. Anti-dilutive common stock equivalent shares from the BHC warrants were 2.0 million, 2.0 million and 2.0 million for the years ended December 31, 2009 and 2010 and nine months ended September 30, 2010 (unaudited), respectively. No common stock warrants were outstanding for the year ended December 31, 2008.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

8. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,		September 30, 2011
	2009	2010
			(Unaudited)
Manufacturing equipment	$2,399	$3,400	$4,576
Computer equipment, software and office equipment	2,583	2,995	3,537
Furniture and fixtures	243	259	263
Leasehold improvements	1,281	2,353	2,386

Total	6,506	9,007	10,762

Accumulated depreciation and amortization	(3,845)	(5,396)	(6,733)

Property and equipment, net	$2,661	$3,611	$4,029

Depreciation expense for the years ended December 31, 2008, 2009 and 2010 and nine months ended September 30, 2010 and 2011 (unaudited) was $1.8 million, $1.6 million, $1.7 million, $1.2 million and $1.3 million, respectively, and is included as a component of cost of revenue and operating expenses, dependent upon the department to which the asset is allocated, in the accompanying consolidated statements of operations.

9. Debt

a. Credit facilities

Revolving loan

Pursuant to the terms of the amended revolving credit agreement (the “Credit Agreement”), the Company may request a revolving advance from time to time until the “Termination Date”, which is defined as either (i) June 30, 2012, (ii) the date on which the Company terminates the Credit Agreement or (iii) the date the Credit Agreement is terminated upon an event of default. The Company’s obligations under the Credit Agreement are secured by substantially all of the assets of the Company, except assets and certain shares of its foreign subsidiaries. The Chief Executive Officer and President of the Company executed a personal guaranty in connection with the credit agreement for up to $2.0 million. The Company also entered into a lockbox and collection arrangement with the bank, whereby payments received in the lockbox are directly applied against the amount outstanding under the revolving loan facility. The aggregate amount of all advances made under the revolving loan shall not exceed the lesser of $40.0 million or a “borrowing base” equal to the sum of 85% of the Company’s eligible accounts receivable, subject to not more than $24.0 million of availability from foreign accounts receivable, plus the lesser of 35% of the Company’s eligible raw materials and finished goods inventory, 75% of the net orderly liquidation value of eligible inventory or $2.0 million, subject to specified additional adjustments. As a result of this borrowing base limitation, the maximum principal amount of borrowings available under the credit facility was approximately $23.9 million and $32.5 million at December 31, 2010 and September 30, 2011 (unaudited), respectively. Amounts borrowed under the revolving loan facility are treated as current liabilities in the Company’s balance sheet because, as described above, borrowings (a) cannot exceed specified percentages of the Company’s eligible accounts receivable and certain inventory and (b) are repaid as amounts are received upon the payment of those accounts receivable through the lockbox arrangement described above. Due to this short collection and payment cycle, the Company treats these revolving borrowings as short-term liabilities. Interest is payable on a monthly basis, computed at 3-month London Interbank Offered Rate (“LIBOR”) plus a 4.25% margin for the year ended December 31, 2009. The Company amended its Credit Agreement in January 2010. Pursuant to such amendment, interest was payable on a monthly

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

basis, computed at 3-month LIBOR plus a 4.0% margin for the nine months ended September 30, 2011 (unaudited). The Company is required to pay a minimum interest of $60,000.00 per month. Total outstanding borrowings under the credit agreement as of December 31, 2009 and 2010 and September 30, 2011 (unaudited) were $19.9 million, $12.0 million and $7.5 million, respectively, at an interest rate of 4.50%, 4.30%, and 4.40%, respectively.

The credit agreement contains certain financial covenants, and customary affirmative covenants and negative covenants. The most restrictive financial covenants are a minimum debt service coverage ratio, which must not be less than 1.1 to 1.0 for any quarter, and minimum pro forma net income, which must be not less than $0.5 million for any six month period. These are measured on non-GAAP management information. If the Company does not comply with the various covenants and other requirements under the credit agreement, the bank is entitled to, among other things, require the immediate repayment of all outstanding amounts. As of December 31, 2010 and September 30, 2011 (unaudited), the Company was in compliance with these covenants.

Equipment loan

Pursuant to the terms of the amended equipment loan, the bank agreed to make three advances to the Company up to a total of $2.0 million. The Company cannot re-borrow an equipment loan after it is repaid. Each equipment loan is required to be advanced directly to the applicable vendor or to the Company. The outstanding principal balance of each equipment advance is required to be repaid in 36 equal monthly installments beginning on a specified date until the Termination Date. Interest is payable on a monthly basis, computed at 3-month LIBOR plus a 4.25% margin. Upon the Termination Date, the Company shall pay the entire unpaid principal balance of the equipment loan plus accrued interest. The equipment loan is secured by the same collateral that secures the revolving loan with the same bank.

The balance outstanding as of December 31, 2009 and 2010 and September 30, 2011 (unaudited) was $165 thousand, $0 and $0, respectively. This amount was included in other liabilities on the consolidated balance sheet.

b. Interim funding facility

On June 18, 2009, the Company entered into an interim funding facility with a lender to provide liquidity and working capital through June 18, 2012. The amounts borrowed under the interim funding facility bore interest, payable monthly, at a fixed rate of 14.5%. The borrowings under the interim funding facility were secured by a second priority lien on some of the Company’s assets. The Company’s Chairman of the board of directors, Chief Executive Officer and President also executed a personal guaranty in connection with the interim funding facility for up to $750 thousand.

Total outstanding borrowing under the interim funding facility as of December 31, 2009 was $5.0 million. On February 2, 2010, the Company paid off the borrowings of $5.0 million outstanding under the interim funding facility.

10. BHC Warrants

On June 18, 2009, in conjunction with the interim funding facility, the Company issued 5-year warrants to purchase 2.0% to 3.5% of the fully-diluted shares of common stock of the Company for $0.55 per share on the date of exercise. As a result of repayment of the interim funding facility in February 2010, the number of shares of common stock issuable upon exercise of the BHC warrants has been fixed at approximately 2% of

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

fully-diluted shares outstanding as of the date of exercise. On March 31, 2010, the Company and the warrant holder amended the BHC warrants. Under this amendment, the warrant holder agreed to fix the number of shares of common stock issuable on exercise at 1,942,827 shares plus the number of shares of common stock equal to 2% of the total number of shares of common stock of all classes issued by the Company (other than shares of common stock issued in the Company’s proposed initial public offering) during the period beginning on and including April 1, 2010 through and including the earlier of the day immediately prior to the closing date of that offering and March 31, 2011, calculated on a fully-diluted basis after giving effect to the exercise of all other warrants, options and rights to acquire any shares of common stock issued by the Company, and the conversion of any convertible securities issued by the Company, during that period, subject to specified exceptions. The holder of the warrants has the right, but not the obligation, to put some or all of the BHC warrants or the BHC warrant shares to the Company for cash upon the earliest to occur of June 18, 2012 and the occurrence of certain other events. However, the amendment terminates the put rights effective on the closing of the Company’s initial public offering. The amendment also allows the warrant holder to sell at least 750,000 shares of common stock in the Company’s proposed initial public offering. In addition, the exercise price of the BHC warrants, and the property receivable upon exercise, are subject to adjustment under certain circumstances. Among other things, the BHC warrants provide that, if the Company offers, sells or grants any option to purchase its common stock (other than under existing equity compensation plans) at a price per share that is less than the exercise price of the BHC warrants then in effect, the exercise price of the BHC warrants will be adjusted; however, the BHC warrants were amended on July 12, 2010 to provide for the elimination of this adjustment (but not the other anti-dilution adjustments in the BHC warrants), effective upon closing of the Company’s initial public offering. The foregoing amendments to the BHC warrants will automatically terminate if the Company does not consummate an initial public offering by December 31, 2011 and certain other conditions are not fulfilled.

The BHC warrants were initially recorded at fair value upon issuance and were classified as a liability. The fair value of the BHC warrants upon issuance was $0.2 million, which was recorded as a debt discount to be amortized over the term of the interim funding facility using the effective interest method. The residual proceeds were allocated to the borrowings under the interim funding facility. The Company classifies the BHC warrants as a liability due to the holder’s right to put the BHC warrants to the Company for cash. The Company re-measures the fair value of the warrants at the end of each reporting period until either the BHC warrants are settled or expire. Losses on re-measurement of $0.4 million and $0.4 million due to an increase in fair value of common stock were recorded in the consolidated statement of operations for the year ended December 31, 2010 and nine months ended September 30, 2011 (unaudited), respectively. A loss of $0.2 million was recorded to recognize unamortized warrant issuance cost due to repayment for the year ended December 31, 2010.

The Company estimated the BHC warrants fair value at December 31, 2009 and 2010 and September 30, 2011 (unaudited) using a Black-Scholes option pricing model under the following assumptions:

	December 31, 2009	December 31, 2010	September 30, 2011
			(unaudited)
Fair value of underlying stock per share	$1.36	$1.46	$1.90
Expected term in years (equals remaining contractual term)	4.5	3.5	2.8
Expected volatility	58%	66%	59%
Expected dividend yield	—%	—%	—%
Risk free interest rate	2.6%	1.0%	0.4%

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

11. Commitment and Contingencies

The Company has entered into operating leases for certain office space, some of which contain renewal options. Rent expense for the years ended December 31, 2008, 2009 and 2010 was $1.2 million, $1.0 million and $1.1 million, respectively. Estimated future lease payments under all non-cancellable operating leases with terms in excess of one year are as follows (in thousands):

Years ending December 31:
2011	$1,012
2012	987
2013	605
2014	522
2015	392

Total	$3,518

The Company purchases materials from many domestic and foreign suppliers. The Company has no long-term purchase commitments or arrangements with any of its suppliers.

12. Litigation

From time to time, the Company may be involved in claims or lawsuits that arise in the ordinary course of business. The Company reserves for legal contingencies when a liability for those contingencies has become probable and the cost is reasonably estimable. Any significant litigation or significant change in estimates on outstanding litigation could cause an increase in the provision for related costs, which, in turn, could materially affect financial results. Any provision made for these legal contingencies are expensed to general and administrative or research and development, dependent upon the nature of the case, in the accompanying consolidated statements of operations. Although the outcome of these legal proceedings cannot be ascertained, in the Company’s judgment on the basis of present information, the Company is not currently a party to any litigation the outcome of which would, if determined adversely to the Company, be reasonably expected to have a material adverse effect on the Company’s consolidated financial position.

13. Income Taxes

Income (loss) from operations before income tax for the years ended December 31, 2008, 2009 and 2010 consists of the following (in thousands):

	2008	2009	2010
Domestic	$10,224	$(14,740)	$(7,121)
Foreign operations	$421	$760	$12,235

Total	$10,645	$(13,980)	$5,114

Federal income taxes have not been provided for unremitted foreign subsidiaries totaling $12.2 million because such earnings are intended to be reinvested.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

Income tax expense (benefit) attributable to income from operations for the years ended December 31, 2008, 2009 and 2010 consists of the following (in thousands):

	Current	Deferred	Total
2008:
Federal	$(815)	$(400)	$(1,215)
State	59	(18)	41
Foreign	617	—	617

Total	$(139)	$(418)	$(557)

2009:
Federal	$6,193	$(12,542)	$(6,349)
State	698	(873)	(175)
Foreign	1,234	—	1,234

Total	$8,125	$(13,415)	$(5,290)

2010:
Federal	$(1,046)	$12,801	$11,755
State	510	113	623
Foreign	3,232	(296)	2,936

Total	$2,696	$12,618	$15,314

The provision for income taxes differs from the amount which would result by applying the applicable statutory federal rate to income before income taxes for the years ended December 31, 2008, 2009 and 2010, as follows (in thousands):

				September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Provision at federal statutory	$3,620	$(4,893)	$1,827	15	4,855
State taxes	498	(433)	113	22	258
Change in valuation allowance	(4,702)	(1,777)	13,559	13,470	(2,476)
Foreign tax credit	(407)	233	(564)	(208)	(98)
Reserve for unrecognized tax benefits	586	1,124	126	(408)	(141)
Foreign rate differential	(38)	(75)	(1,370)	(577)	(1,856)
Meals & entertainment	34	15	20	12	17
Net operating loss carryback and true up	(58)	(83)	234	(29)	462
Warrants	—	645	65	82	0
Other	(90)	(46)	14	497	472
Subpart F	—	—	—	429	201
Change in tax rate	—	—	665	—	—
Income from foreign subsidiaries	—	—	625	—	—

Provision (benefit) for income taxes	$(557)	$(5,290)	$15,314	13,305	1,694

The significant variations in the customary relationship between income tax expense and income before income taxes were primarily due to management’s assessment of the realizability of the Company’s deferred tax

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

assets. During 2008, 2009, and 2010, the income tax expense (benefit) attributable to the Company’s valuation allowance were ($4.7) million, ($1.8) million, and $13.6 million, respectively. During the nine months ended September 30, 2010 and 2011, the income tax expense (benefit) attributable to the Company’s valuation allowance were $13.5 million and $(2.5) million, respectively. The disclosure for foreign rate differential reflects the impact of the effective tax rate benefit from operations in jurisdictions where the applicable foreign tax rate is lower than the U.S. statutory rate. The Company was not subject to any tax holidays or tax holiday terminations subject to disclosure during these periods that impacted earnings per share.

Deferred tax assets and liabilities as of December 31, 2009 and 2010 comprise the following (in thousands):

	2009	2010
Current deferred tax assets:
Accrued expenses and reserves	$3,090	$2,293
Stock-based compensation	12,169	14,131
Net operating loss	46	51
Other	182	124
Noncurrent deferred tax assets:
Stock-based compensation	119	114
Noncurrent deferred tax liabilities:
Depreciation and amortization	(21)	(187)

Net deferred tax assets	15,585	16,526
Less valuation allowance	—	(13,559)

Total net deferred tax assets	$15,585	$2,967

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The Company considers the scheduled reversal of deferred tax liabilities (including the impact of available carry-back and carry-forward periods), projected taxable income, and tax-planning strategies in making this assessment. The ultimate realization of deferred tax assets as of December 31, 2010 depends on the generation of future taxable income. The Company reversed its valuation allowance during the fourth quarter of 2009 as, based on its projections and other available information, it was determined that it was more likely than not that its deferred tax assets as of December 31, 2009 would be realized. Prior to that, a portion of the Company’s deferred tax assets related to stock-based compensation was subject to a valuation allowance based on the level of historical income and projections over the periods for which the deferred tax assets were deductible.

In 2010 the Company recorded a valuation allowance on the deferred tax assets for federal income tax purposes as it appeared more likely than not that the Company would not be able to realize these assets. As of December 31, 2010 this valuation allowance totals $13.6 million. The deferred tax assets against which a valuation allowance was recorded related to the expected future realization arising from stock-based compensation expense timing differences between projected operating results for U.S. federal income tax purposes and projected operating results for the Company’s U.S. entity calculated on a GAAP basis. In assessing the realizability of deferred tax assets, the Company considered its three year cumulative results of operations for the U.S. entity, which showed a loss as of the end of the third quarter of 2010. Although the percentage of revenues by geography remained relatively consistent with the prior year, the pre-tax results of operations for the U.S. entity were adversely affected by other factors, including stock-based compensation expenses. The Company also considered that while the Company’s consolidated forecast of future operating results changed

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

only modestly over time, the forecast of operating results by legal entity (and therefore by tax jurisdiction) had changed significantly due to continued refinement of the Company’s global supply chain and related changes in terms of the Company’s intercompany arrangements. Another factor considered was that in light of the Company’s reassessment of its IPO timeline during the third quarter of 2010, the Company projected a delay in the timing of stock option exercises which could cause the Company to lose its ability to carry back a portion of the related deductions to recover any previously paid income tax. On December 31, 2010, the Company had net operating loss carry-forwards for state tax purposes of $0.9 million. The state net operating losses will expire starting in 2013.

For the nine months ended September 30, 2011, the Company reversed $3.2 million of valuation allowance as a result of stock option exercises. These exercises generated a tax deduction for U.S. federal income tax purposes of approximately $9.8 million, some or all of which will be carried back to recover certain U.S. federal income tax paid during previous tax years to the extent that the Company incurs taxable losses for U.S. federal income tax purposes for 2011.

During the years ended December 31, 2008, 2009 and 2010, the Company recognized an expense of $93 thousand, $404 thousand and $195 thousand of interest and penalties, respectively. As of December 31, 2010, the Company has accrued a total of approximately $920 thousand of interest and penalties.

As of December 31, 2010, the Company had $2.3 million of cumulative unrecognized tax benefits. All of these unrecognized tax benefits will favorably impact the Company’s effective tax rate in future periods to the extent benefits are recognized. The Company expects to reduce its unrecognized tax benefits by approximately $134 thousand as a result of the expiration of certain statutes of limitation in the next 12 months.

A reconciliation of the beginning and ending unrecognized tax benefit amounts is as follows (in thousands):

Balance at January 1, 2008	$1,106
Increase related to 2008 tax positions	492
Settlements related to prior years’ tax positions	—

Balance at December 31, 2008	$1,598

Increase related to 2009 tax positions	721
Settlements related to prior years’ tax positions	—

Balance at December 31, 2009	$2,319

Increase related to 2010 tax positions	7
Settlement related to prior year’s tax provisions	(10)
Reduction due to lapse of statute of limitation	(9)

Balance at December 31, 2010	$2,307

While implementing new guidance for the accounting for tax uncertainties, the Company recorded immaterial corrections to its tax accounts, primarily due to accrued foreign withholding tax of $407 thousand in 2008 with corresponding deferred tax assets for the same amounts.

The Company files income tax returns with the United States federal government, various states and foreign jurisdictions including Taiwan, Netherlands, Hong Kong, Germany, the United Kingdom and Switzerland. The Company’s tax returns in the U.S. and various states and foreign jurisdictions remain open to examination from 2005 to 2010.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

14. Stock-Based Compensation

(a) Non Qualified Stock Option Plan (the NQSO Plan)

In 2001, the Company adopted the NQSO Plan pursuant to which the Company’s board of directors may grant stock options to employees, non-employee board members and consultants who provide services to the Company or to any of its subsidiaries. The NQSO Plan authorizes grants of options to purchase up to 10 million shares of authorized but unissued common stock. Stock options can be granted with an exercise price of not less than 85% of the fair market value of the common stock on the grant date, or 110% of the fair market value of the common stock on the grant date if the option is granted to a stockholder with holdings of 10% or greater of all of the Company’s classes of stock, or of certain of the Company’s affiliates. Stock options do not exceed 10-year terms. The Company has also granted individual non-qualified stock option awards with terms and conditions substantially similar to the terms and conditions of options granted under the NQSO Plan.

The board of directors terminated the NQSO Plan on December 13, 2005, and accelerated the vesting of any unvested stock options outstanding thereunder. No additional grants were made under the NQSO Plan; the outstanding options, however, may still be exercised under the NQSO Plan. The purpose of the accelerated vesting was to begin issuing shares under the 2006 Stock Purchase Plan instead.

For options granted prior to January 1, 2006, the Company accounts for stock-based awards under the intrinsic value method. Until June 29, 2010, options outstanding under the NQSO Plan were subject to liability accounting because the shares issuable upon exercise of the awards were subject to a repurchase right as described in “Stock Repurchase Features” in note 15 below, and because of the Company’s past practices of repurchasing common stock related to the awards. Accordingly, the total estimated compensation was determined based on the fair market value of the Company’s shares at the end of each reporting period until either the repurchase right was exercised, the holder was exposed to the market value of the shares for a reasonable period (at least six months) or the awards were settled, cancelled or expired unexercised. Changes in the fair market value of these shares between the date of grant and the settlement date resulted in a change in the measure of compensation cost for the options. The Company charged the compensation cost to expense on a straight-line basis over the requisite service period with cumulative catch-up adjustments to expense for changes in the intrinsic value of the stock awards.

For stock options granted under the NQSO Plan, the Company recorded a charge of $24.5 million, $4.8 million, $4.8 million and $0 million to the compensation expense for the years ended December 31, 2009 and 2010 and nine months ended September 30, 2010 and 2011 (unaudited), respectively. The compensation cost for the year ended December 31, 2008 was a benefit of $13.0 million.

The aggregate intrinsic value of the NQSO Plan options exercised in the years ended December 31, 2008, 2009, 2010 and nine months ended September 2010 and 2011 (unaudited) was $0, $42 thousand, $0, $0 and $9.8 million, respectively.

The Company received $52 thousand and $1.0 million in proceeds from stock option exercises for the year ended December 31, 2009 and nine months ended September 30, 2011 (unaudited), respectively. The Company did not have any options exercised for the years ended December 31, 2008 and 2010 and nine months ended September 30, 2010 (unaudited).

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

(b) 2008 Stock Incentive Plan (the 2008 Plan)

In August 2008, the Company adopted the 2008 Plan pursuant to which the Company’s board of directors may grant stock options to employees, directors of the Company or any parent or subsidiary, consultants and other independent advisors who provide services to the Company (or any parent or subsidiary). The 2008 Plan authorizes grants of options to purchase up to 14,830,000 shares of authorized but unissued common stock and the number of shares available under 2008 Plan was increased by 1,500,000 shares to a total of 16,330,000 in February 2011. Stock options can be granted with an exercise price of not less than 100% of the fair market value of the common stock on the grant date. All unvested options have a 10-year term and generally vest 25% upon completion of one year of service measured from the vesting commencement date and then in a series of thirty-six successive equal monthly installments upon completion of each additional month of service over the thirty-six month period measured from the first anniversary of the vesting commencement date. The Company has also granted individual non qualified stock option awards with terms and conditions substantially similar to the terms and conditions of options granted under the 2008 Plan.

The stock and stock option awards granted under the 2008 Plan were classified as liability or equity awards based on whether these awards were subject to repurchase rights as described in Stock Repurchase Features, see note 15 below.

The 2008 Plan—Liability Classified Awards

Until June 29, 2010 stock-based awards granted under the 2008 Plan were liability-classified because the awards were subject to repurchase rights, as described in Stock Repurchase Features, see note 15 below, and because of the Company’s past practices of repurchasing common stock related to the awards. Until June 29, 2010, the Company elected the intrinsic value method to measure its liability-classified awards and amortized stock-based compensation expense on a straight-line basis over the requisite service period with cumulative catch-up adjustments to expense for changes in the intrinsic value of the awards. Under the measurement principles, the Company re-measured the intrinsic value of the awards at the end of each reporting period until the repurchase rights were exercised or the holder was exposed to the market value of the shares for a reasonable period of time or the awards were cancelled or expired unexercised.

For the liability-classified awards granted under the 2008 Plan, no compensation expense was recorded by the Company for the year ended December 31, 2008 as the exercise prices of these options were equal to or higher than the fair value of the Company’s common stock at December 31, 2008. Compensation expense relating to these awards of $1.5 million, $1.5 million, $1.2 million and $0.7 million was recorded in the consolidated statements of operations for the years ended December 31, 2009 and 2010 and nine months ended September 30, 2010 and 2011 (unaudited), respectively.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

The following table sets forth the summary of stock option activity for awards granted under the Company’s NQSO Plan and the 2008 Plan that were initially liability classified for the years ended December 31, 2009 and 2010 (in thousands, except for share data):

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Balance at December 31, 2009	28,936,171	0.26	5.12
Granted(1)	1,932,916	1.86
Forfeited/cancelled(1)	(1,219,751)	1.70	—

Balance at December 31, 2010	29,649,336	0.32	3.45

Exercised	(6,560,728)	0.16	2.69
Forfeited/cancelled	(655,605)	0.87	—

Balance at September 30, 2011 (unaudited)	22,433,003	0.34	3.02

Vested and exercisable at September 30, 2011 (unaudited)	21,215,315	0.29	2.69
Vested and expected to vest at September 30, 2011 (unaudited)	22,335,082	0.34	3.02

(1)	Includes 837,500 options granted and cancelled in connection with the December 24, 2010 option exchange described below.

The aggregate intrinsic value of the initially liability classified awards outstanding and exercisable was $38.0 million and $35.1 million, respectively, as of December 31, 2010. The aggregate intrinsic value of the initially liability classified awards outstanding and exercisable was $35.0 million and $34.2 million, respectively, as of September 30, 2011 (unaudited). The aggregate intrinsic value of the initially unvested liability-classified awards expected to vest as of December 31, 2010 and September 30, 2011 (unaudited) was $2.7 million and $1.7 million, respectively.

As of December 31, 2010 and September 30, 2011 (unaudited), there was $2.0 million and $1.3 million, respectively of unrecognized compensation costs, adjusted for estimated forfeitures related to unvested equity awards, which are expected to be recognized over a weighted average period of 2.4 years and 1.6 years, respectively.

As described above, a significant number of the Company’s outstanding employee stock and stock option awards were subject to repurchase rights. The repurchase rights were terminated on June 29, 2010. Furthermore, the Company has not repurchased any shares issued under its equity incentive plans within the last three years and does not plan to continue its past practice of repurchasing shares issued under its equity incentive plans within six months of exercise, except as may be required under its ESOP or in the share repurchase disclosed in Note 18, Subsequent Events. Upon termination of the repurchase rights on June 29, 2010, the Company remeasured the liability-classified stock and stock option awards based upon their intrinsic value at that date, and included any increase or decrease attributable to vested awards in the stock-based compensation expense for the year ended December 31, 2010. The total compensation cost for the modified awards was re-measured at $40.3 million at June 29, 2010. The awards that were fully vested through that date totaled $36.6 million. These awards were reclassified to stockholders’ equity (deficit) by debiting the related liability and crediting additional paid-in-capital. The unamortized compensation cost for unvested stock and stock option awards as of June 29, 2010 was $3.7 million, which will be amortized over the remaining weighted average service period of 2.6 years. There were 61 employees affected by the modification.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

The 2008 Plan – Equity-Classified Awards

Other stock and stock option awards granted under the 2008 Plan which were not subject to the repurchase features described above were equity classified. The Company adopted the Black-Scholes model to estimate the fair value of these equity-classified awards. The Company recognizes the value of the portion of the award that the Company ultimately expects to vest as expense over the requisite service periods in the Company’s consolidated statements of operations.

For the equity awards granted under the 2008 Plan, the compensation expense recorded by the Company for the years ended December 31, 2009 and 2010 and nine months ended September 30, 2010 and 2011 (unaudited) was $153 thousand, $1.0 million, $750 thousand and $1.2 million, respectively.

The weighted average grant date fair value of the equity awards granted during the years ended December 31, 2009 and 2010 and nine months ended September 30, 2010 and 2011 (unaudited) was $0.29, $0.94, $0.88 and $0.92, per share, respectively. For the years ended December 31, 2009 and 2010 and nine months ended September 30, 2010 and 2011 (unaudited), the Company received $4 thousand, $24 thousand, $24 thousand and $18 thousand, respectively, in proceeds from stock option exercises.

The following table sets forth the summary of activity for the equity-classified awards granted under the 2008 Plan for the years ended December 31, 2009 and 2010:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Balance at December 31, 2009	8,906,542	0.64	9.17
Granted(1)	6,719,435	1.81
Exercised	(38,958)	0.63
Forfeited/cancelled(1)	(3,830,292)	1.73

Balance at December 31, 2010	11,756,727	0.95	8.66
Granted	4,458,139	1.96
Exercised	(29,083)	0.63
Forfeited/cancelled	(1,112,446)	1.17

Balance at September 30, 2011 (unaudited)	15,073,337	1.23	8.36

Vested and exercisable at September 30, 2011 (unaudited)	7,271,804	0.72	7.44
Vested and expected to vest at September 30, 2011 (unaudited)	13,993,590	1.23	8.36

(1)	Includes 2,455,099 options granted and cancelled in connection with the December 24, 2010 option exchange described below.

The aggregate intrinsic value of equity awards outstanding and exercisable was $7.6 million and $3.9 million, respectively, as of December 31, 2010. The aggregate intrinsic value of equity awards outstanding and exercisable was $10.1 million and $8.6 million, respectively, as of September 30, 2011 (unaudited). The aggregate intrinsic value of unvested equity awards expected to vest as of December 31, 2010 and September 30, 2011 (unaudited) was $3.3 million and $4.5 million, respectively.

The aggregate intrinsic value of options exercised in the years ended December 31, 2009 and 2010 and nine months ended September 30, 2011 (unaudited) was $5 thousand, $48 thousand, and $30 thousand, respectively.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

On November 23, 2010, the Company offered all employees who had previously received options to purchase its common stock at a price of $2.06 per share an opportunity to exchange their stock options (“Eligible Options”) for newly granted options (“New Options”) at an exercise price of $1.60 per share. The offer expired on December 24, 2010. The exchange offer covered options to purchase a total of approximately 3.7 million shares of common stock held by 134 employees. In consideration for the exchange of Eligible Options for New Options, the agreements for the New Option grants provide that the applicable vesting dates are six months later in time than the vesting dates applicable to the Eligible Options. All other terms and conditions set forth in the New Option agreements were identical to those set forth in the Eligible Option agreements. Ninety two employees, holding options to purchase approximately 3.3 million shares of the Company’s common stock, accepted the offer.

The Company has accounted for the incremental value of the New Options over the Eligible Options by comparing their respective fair values immediately before and after their terms were modified. The incremental value of the Eligible Options was estimated at $0.3 million based upon current assumptions, without regard to the assumptions made on the original grant date. The incremental value calculated for vested options of $1,000 was charged as an expense as of December 24, 2010, while the remaining incremental value associated with unvested options was added to unrecognized compensation costs and will be recorded in the Company’s consolidated statements of operations over the remaining vesting period of the options.

As of December 31, 2009 and 2010 and September 30, 2011 (unaudited), there was $1.6 million, $3.4 million and $5.5 million, respectively, of unrecognized compensation costs, adjusted for estimated forfeitures related to unvested equity awards which are expected to be recognized over a weighted average period of 2.7 years, 2.7 years and 2.6 years, respectively.

The following table sets forth options granted from January 1, 2009 to December 31, 2010 and for the nine months ended September 30, 2011 (unaudited) that were classified as equity awards:

Date of Issuance	Number of Options Granted		Exercise Price Per Share	Estimated Fair Value Per Share	Intrinsic Value Per Share
March 12, 2009	1,792,501		$0.63	$0.29	$—
April 28, 2009	1,525,000		0.63	0.29	—
June 10, 2009	380,000		0.63	0.29	—
July 13, 2009	5,000		0.63	0.70	0.07
September 9, 2009	360,000		0.63	0.70	0.07
December 8, 2009	1,080,000		0.72	1.36	0.64
March 3, 2010	885,416		1.50	1.87	0.37
April 27, 2010	376,875		2.06	1.87	—
May 21, 2010	1,755,920		2.06	1.57	—
June 6, 2010	263,125		2.06	1.57	—
August 2, 2010	804,000		2.06	1.48	—
November 9, 2010	44,000		1.60	1.46	—
December 8, 2010	135,000		1.60	1.46	—
December 24, 2010	2,455,099	*	1.60	1.60	—
January 31, 2011	655,000		1.70	1.81	0.11
March 25, 2011	151,000		2.00	1.85	—
May 3, 2011	2,831,639		2.00	1.67	—
June 15, 2011	604,000		2.00	1.67	—
July 8, 2011	40,000		2.00	1.67	—
August 2, 2011	176,500		2.00	1.90	—

*	Includes 2,455,099 options granted upon cancellation of a like number of options in connection with the December 24, 2010 option exchange described above.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

The Company performed contemporaneous valuations to determine the fair value of the Company’s common stock at the following dates:

	December 31, 2009	March 31, 2010	June 30, 2010	August 31, 2010	November 30, 2010	December 31, 2010	January 31, 2011	March 31, 2011	June 30, 2011	September 30, 2011
							(unaudited)
Fair Value	$1.36	$1.87	$1.57	$1.48	$1.46	$1.60	$1.81	$1.85	$1.67	$1.90

(c) 2006 Stock Purchase Plan (the 2006 Plan)

In December 2006, the Company adopted the 2006 Plan pursuant to which the Company’s board of directors may grant restricted shares to employees subject to the Company’s right of repurchase. The Company’s repurchase right generally lapses in installments of 25% on each anniversary of the date of grant over four years.

The grantees purchased the restricted shares by means of a promissory note (a “Note”), which is considered a nonrecourse note for accounting purposes, for the full stated issue price of the restricted shares, with interest payments due annually, and principal due in equal installments from year five through year eight at each anniversary of the Note. The Note may be settled prior to its due date. The principal and interest due to the Company on the payment dates are cancelled and forgiven by the Company if the employee remains in employment with the Company through the respective due dates. Accordingly, the compensation cost for the restricted shares is amortized on a straight-line basis over a four-year service period and the amortization of the Note forgiven is recognized over an eight-year service period.

During 2006, the Company also granted certain restricted shares under the 2006 Plan, subject to the Company’s lapsing right of repurchase, vesting over a three-year service period from the date of grant. The grantees purchased restricted shares by means of a Note for the full stated issue price of the restricted shares, payable in equal installments over the vesting period. The principal and interest due to the Company on the payment dates are cancelled and forgiven by the Company if the employee remains in employment with the Company through the respective due dates. Accordingly, the compensation cost for these shares and the related Note forgiveness have been recognized on a straight-line basis over the 3-year service period.

Until June 29, 2010, the restricted shares granted under the 2006 Plan were subject to liability accounting as the awards were subject to a repurchase right, as described in Stock Repurchase Features (see note 15 below) and the Company’s past practices of repurchasing common stock related to the awards. The Company elected the intrinsic value method to measure its liability classified awards and amortized stock-based compensation expense on a straight-line basis over the requisite service period with cumulative catch-up adjustments to expense for changes in the intrinsic value of the awards. Fluctuations in the intrinsic value of the unrestricted shares were recorded as increases or decreases in compensation cost until the shares were vested or the holder was exposed to the market value of the shares for a reasonable period of time (at least six months), or the shares were cancelled or expired unexercised.

On June 29, 2010, the repurchase rights were terminated, which means the fair value of the Company’s shares at the end of each reporting period is no longer subject to remeasurement, and all the stock compensation liability as of June 29, 2010 was reclassified to stockholders’ (deficit) equity.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

Net compensation costs related to unvested shares and notes included in the statements of operations totaled a credit of $14 thousand, a charge of $1.9 million and a charge of $0.9 million for the years ended December 31, 2008, 2009 and 2010, respectively. Unvested share activity for the years ended December 31, 2008, 2009 and 2010 is as follows:

	Shares	Weighted Average Grant Date Fair Value Per Share
Balance at December 31, 2008	1,692,300	$0.71
Granted	—	—
Vested	(743,811)	$0.56
Cancelled	(391,190)	$1.02

Balance at December 31, 2009	557,299	$0.65
Granted	—	—
Vested	(300,350)	$0.60
Cancelled	(222,549)	$0.66

Balance at December 31, 2010	34,400	$1.03
Granted	—	—
Vested	(3,125)	$0.94
Cancelled	(16,563)	$1.04

Balance at September 30, 2011 (unaudited)	14,712	$1.04

As of December 31, 2010, the unrecognized compensation cost related to unvested shares and notes totaled $35 thousand and $416 thousand, respectively. These costs are expected to be recognized over a weighted average period of 0.1 years and 4.1 years, respectively.

As of September 30, 2011 (unaudited), the unrecognized compensation cost related to unvested shares and notes totaled $2 thousand and $283 thousand, respectively. These costs are expected to be recognized over a weighted average period of 0.1 years and 3.3 years, respectively.

(d) Employee Stock Ownership Plan (the ESOP)

Effective January 1, 2002, the Company implemented an ESOP. Generally all domestic employees of the Company (other than employees covered under a collective bargaining agreement) are eligible to participate in the ESOP. Eligible employees who were employed by the Company on or before June 30, 2002 are automatically eligible to participate in the ESOP. Eligible employees hired subsequent to June 30, 2002 become eligible during the first plan year in which they complete 1,000 hours of service. The Company’s contributions to the ESOP are discretionary and can be paid in cash or shares of Company stock. The plan includes a put option which is a right to demand that the sponsor redeem shares of employer stock held by the participant, for which there is no market, with an established cash price. The Company made no contributions to the plan and recognized no expense for the years ended December 31, 2008, 2009 and 2010 and nine months ended September 30, 2011 (unaudited). Participants are not permitted to make contributions to the ESOP.

Benefits under the ESOP generally are distributed to participants in the form of cash or shares of the Company’s common stock, as determined by the ESOP committee. However, a participant may demand that the

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

entire distribution be made in shares of common stock. In addition, until the Company’s common stock is actively traded on an established securities market, the participant may demand (in accordance with the terms of the ESOP and applicable law) that the Company repurchase any shares of common stock distributed to the participant at the estimated fair value.

The shares of common stock held by the ESOP are not reflected in stockholders’ deficit in the consolidated balance sheets, but instead are reflected in a line item below liabilities and above stockholders’ deficit. The Company uses a valuation as determined by the Company’s board of directors to determine the maximum possible cash obligation related to those securities outside of permanent equity. Increases or decreases in the value of the cash obligation are included in a separate line item in the statement of stockholders’ equity (deficit) and comprehensive income (loss). The fair value of allocated shares subject to this repurchase obligation totaled $14.3 million, $16.8 million and $20.0 million as of December 31, 2009 and 2010 and September 30, 2011 (unaudited), respectively.

As of December 31, 2009 and 2010 and September 30, 2011 (unaudited), the number of allocated shares held by the ESOP was 10,513,480, 10,503,899, and 10,503,899, respectively, and there were no unallocated shares. All shares held by the ESOP were treated as outstanding at each of the respective year ends.

15. Stockholders’ Equity (Deficit)

(a) Stock Split

On July 22, 2008, the Company’s board of directors approved a fifty-for-one stock split of the Company’s common stock. This stock split resulted in an increase in the number of authorized shares from 2 million to 100 million. Information presented in these consolidated financial statements and in the notes to these consolidated financial statements has been retrospectively adjusted to reflect the fifty-for-one stock split.

(b) Stock Repurchase Features

In December 2005 and thereafter, the Company and a number of stockholders of the Company other than the ESOP and employees agreed to enter into a Stock Restriction Agreement, which replaced a Stockholders Agreement dated August 12, 1994, as amended from time to time thereafter, that was previously terminated. The Stock Restriction Agreement provides parties to the agreement with an option to purchase these shares of stockholders party to the agreement upon certain triggering events including, among others, departures from the Company’s employment for reasons other than not-for-cause termination by the Company. In addition, stockholders party to the agreement have the right to require the Company to repurchase all shares held by them if the Company terminates their employment without cause. The repurchase price is a formulaic price not determinable until the date of exercise of the repurchase right.

On June 29, 2010, the stock and stock option repurchase rights were terminated, which means the share-based employee stock and stock option awards subject to these repurchase rights are no longer remeasured as further discussed in Note 14.

16. Employee Benefit Plan

The Company has a 401(k) defined contribution plan covering all eligible employees. The 401(k) plan allows for voluntary contributions by plan participants and provides for discretionary contributions by the Company as determined annually by the board of directors. The discretionary amounts may comprise a matching

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

contribution (a designated percentage of a participant’s voluntary contribution) and/or a discretionary profit sharing contribution based on participant compensation. The Company contributed $170 thousand, $162 thousand, $227 thousand, $173 thousand and $202 thousand to the 401(k) plan for the years ended December 31, 2008, 2009 and 2010 and for the nine months ended September 30, 2010 and 2011 (unaudited), respectively.

17. Related Party Transactions

The senior management of the Company is eligible for management bonuses, paid annually. For bonus payments made prior to January 1, 2007, the members of senior management loaned back 25% of their bonus to the Company, which was payable quarterly over 3 years. The loans were secured by notes payable bearing interest at the prime interest rate at January 1 of every year. The balance outstanding on the notes payable was $0.7 million, $0 and $0 as of December 31, 2009 and 2010 and September 30, 2011 (unaudited), respectively. The amount outstanding was included in other short term and long term liabilities as of December 31, 2009 and 2010.

Samuel R. Szteinbaum, one of the Company’s directors, is a director of Asetek, Inc. (“Asetek”). Asetek sold inventory to the Company for which the Company paid $1.7 million, $8.7 million and $2.2 million for the years ended December 31, 2009 and 2010, and nine months ended September 30, 2011 (unaudited), respectively, and the Company had an outstanding balance owed to Asetek of $0.1 million, $1.3 million and $0.9 million as of December 31, 2009 and 2010 and September 30, 2011 (unaudited).

18. Subsequent Events

(a) BHC Warrant

On March 31, 2011, the Company and the warrant holder entered into a further amendment to the BHC warrants. Under this amendment, the date March 31, 2011, which appears twice in the first full paragraph of note 10, was changed, in both cases, to December 31, 2011.

(b) Share Repurchase

On March 31, 2011, the Company made an offer to purchase fully vested and fully paid shares of its common stock from stockholders on a pro rata basis for a total purchase price of up to $10.0 million at a purchase price equal to approximately 90% of the estimated fair value per share as of March 31, 2011, as determined by the Company’s board of directors. Holders of record as of March 14, 2011 were eligible to participate in this share repurchase. On May 6, 2011, the Company repurchased 5,727,875 shares of common stock that were outstanding for at least six months (the “mature shares”) for a total purchase price of approximately $9.5 million. The purchase price per share was $1.665, as determined by the Company’s board of directors.

CORSAIR COMPONENTS, INC. AND SUBSIDIARIES

(formerly Corsair Memory, Inc.)

Notes to Consolidated Financial Statements

(c) Keating Transaction (unaudited)

On June 30, 2011, six of the Company’s current and former employees (the “Sellers”) exercised options to purchase a total of 6.4 million shares of the Company’s common stock and, on July 6, 2011, sold those shares to three investors at a price of $1.25 per share, for a total purchase price of $8.0 million. The Company received cash proceeds of approximately $1.0 million from the exercise of those options by the Sellers. As a result of the exercise of the stock options, the Company recorded a tax deduction for U.S. federal income tax purposes of approximately $9.8 million in the second quarter of 2011. To the extent that this causes the Company to realize a taxable loss for U.S. federal income tax purposes for the year ending December 31, 2011, the Company may be able to carry back a portion of those losses to tax year 2009 and recover certain U.S. federal income taxes previously paid and, in addition, the Company may be able to carry forward any unused U.S. taxable loss to future years. In addition, as a result of the option exercise, the Company reversed $3.2 million of the valuation allowance described in note 13 above and this reversal was recorded in the Company’s financial statements for the nine months ended September 30, 2011.

(d) Reverse Stock Split

On                 , 2011 Corsair Components, Inc. effected a              for              reverse split of its outstanding common stock. All share and per share amounts in the consolidated financial statements have been adjusted to give effect to this reverse stock split.

Lower photograph taken at the DreamHack Summer 2011 LAN (local area network) event, a computer gaming convention held in Sweden.

             Shares

Common Stock

Prospectus

Barclays Capital

Jefferies

RBC Capital Markets

Oppenheimer & Co.

                    , 2011

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item	13. Other Expenses of Issuance and Distribution.

Expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered under this registration statement are as follows. All expenses, other than the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee, are estimates.

SEC registration fee		$6,150
FINRA filing fee		9,125
Nasdaq Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item	14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and certain other persons under specified circumstances and subject to certain limitations. The registrant’s amended and restated certificate of incorporation and amended and restated bylaws will provide that the registrant shall indemnify its directors and officers to the full extent permitted by the Delaware General Corporation Law. In addition, the registrant has entered into or will enter into separate indemnification agreements with its directors and officers which require the registrant, among other things, to indemnify them against specified liabilities.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities, including liabilities arising under the Securities Act.

The registrant maintains directors and officers insurance against liabilities incurred by them in such capacity, subject to exclusions.

Item	15. Recent Sales of Unregistered Securities.

During the three years prior to the filing of the amendment to this registration statement, the registrant (which term, as used in this paragraph, includes its predecessors) issued and sold the following securities without registration under the Securities Act of 1933:

(1)	Since January 1, 2008, the registrant issued to its employees and directors an aggregate of 77,000 shares of common stock pursuant to restricted stock grants, at exercise price of $0.0001 per share for an aggregate purchase price of $7.70.

(2)

Since January 1, 2008, the registrant granted options under its equity incentive plans to purchase 28,635,262 shares of common stock to its employees and directors, having exercise prices ranging from $0.6280 to $2.06 per share for an aggregate exercise price of $34,299,769.39 and, through September 30, 2011, had issued a total of 6,960,769 shares of common stock upon the exercise of stock options for an aggregate exercise price of approximately $1,165,562.92. The foregoing information gives effect to the December 24, 2010 option exchange described in the accompanying prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation.”

(3)	On June 18, 2009, the registrant issued the warrants (the “BHC warrants”) to purchase shares of its common stock at an exercise price of $0.55 per share (subject to adjustment as provided in the BHC warrants) to an unrelated third party in connection with a $5.0 million loan provided by that third party to the registrant. At the time of issuance of the BHC warrants, the number of shares issuable upon exercise of the BHC warrants varied from 2% to 3.5% (depending on the date the loan was repaid) of the number of outstanding shares of the Company’s common stock, calculating on a fully diluted basis. The terms of the BHC warrants were amended to provide that the number of shares issuable upon exercise is equal to the sum of (a) 1,828,270 shares of common stock plus (b) the number of shares of common stock equal to 2% of the total number of shares of common stock of all classes issued by the registrant (other than shares of common stock issued in the registrant’s initial public offering) during the period beginning on and including April 1, 2010 through and including the earlier of the day immediately prior to the closing date of the registrant’s initial public offering and December 31, 2011, calculated on a fully-diluted basis after giving effect to the exercise of all other warrants, options and rights to acquire any shares of the registrant’s common stock issued by the registrant, and the conversion of any convertible securities issued by the registrant, during that period, subject to specified exceptions. As of September 30, 2011, an additional 102,356 shares of common stock were issuable upon exercise of the BHC warrants pursuant to clause (b) of the preceding sentence.

(4)	On August 15, 2008, the registrant issued additional shares of its common stock pursuant to a 50-for-1 stock split.

(5)	The registrant was incorporated in Delaware on January 4, 2010. The registrant’s business was in the past conducted through Corsair Memory, Inc., or Corsair Memory, and its predecessors and their respective subsidiaries. On November 22, 2010, Corsair Memory effected a corporate reorganization, which is sometimes referred to as the Holding Company Formation, pursuant to which Corsair Memory became a wholly-owned subsidiary, and all of other subsidiaries became direct or indirect subsidiaries, of the registrant. In connection with the Holding Company Formation, the outstanding shares of Corsair Memory’s common stock were converted into shares of the registrant’s common stock and outstanding options and warrants to purchase Corsair Memory’s common stock became options or warrants, as the case may be, to purchase shares of the registrant’s common stock.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, and the registrant believes that each issuance of securities described above was exempt from registration under the Securities Act pursuant to Section 4(2) or Rule 701 under the Securities Act or because the transaction did not involve any “sale” within the meaning of Section 2(a)(3) of the Securities Act of 1933 or, in the case of the transaction described in clause (5) above, due to the receipt of a permit from the California Department of Corporations following a fairness hearing conducted pursuant to Section 3(a)(10) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit Number	Exhibit Title

1.1(a)	Form of Underwriting Agreement

2.1(b)	Agreement and Plan of Merger for Holding Company Formation

3.1(b)	Amended and restated certificate of incorporation of the registrant

3.2(a)	Form of amended and restated certificate of incorporation of the registrant, to be effective upon closing of the offering

Exhibit Number	Exhibit Title

3.3(b)	Amended and restated bylaws of the registrant

3.4(a)	Form of amended and restated bylaws of the registrant, to be effective upon closing of the offering

4.1(a)	Specimen common stock certificate of the registrant

5.1(a)	Opinion of Frederick M. Gonzalez, Vice President, General Counsel and Corporate Secretary

10.1(c)(d)	Form of director and executive officer indemnification agreement

10.2(c)(d)	Form of change in control severance agreement for Chief Executive Officer

10.3(c)(d)	Form of change in control severance agreement for executive officers other than Chief Executive Officer

10.4(c)(d)	Non-Qualified Stock Option Plan

10.5(c)(d)	Form of stock option agreement under the 2001 Non-Qualified Stock Option Plan

10.6(c)(d)	2006 Stock Purchase Plan

10.7(c)(d)	Form of stock purchase agreement under the 2006 Stock Purchase Plan

10.8(c)(d)	2008 Stock Incentive Plan

10.9(c)(d)	Form of stock option agreement under the 2008 Stock Incentive Plan

10.10(c)(d)	Form of international stock option agreement under the 2008 Stock Incentive Plan

10.11(a)(c)	Form of 2011 Equity Incentive Plan

10.12(a)(c)	Form of stock option agreement under the 2011 Equity Incentive Plan

10.13(a)(c)	Form of restricted stock award agreement under the 2011 Equity Incentive Plan

10.14(a)(c)	Form of restricted stock unit agreement under the 2011 Equity Incentive Plan

10.15(a)(c)	Form of stock appreciation right agreement under the 2011 Equity Incentive Plan

10.16(a)(c)	2011 Employee Stock Purchase Plan

10.17(c)(d)	2009 Annual Incentive Plan

10.18(a)(c)	2010 Annual Incentive Plan

10.19(c)(d)	2009 Profit Sharing Plan

10.20(c)(d)	Employee Stock Ownership Plan and Trust Agreement

10.21(d)	BHC warrants to purchase shares of common stock

10.22(d)	Letter agreement dated as of March 31, 2010 amending the preceding item

10.23(c)(d)	Offer letter with Paul McGuire dated April 27, 2006

10.24(c)(d)	Offer letter with José Flahaux dated October 13, 2008

10.25(d)	Promissory notes issued to Andrew J. Paul, effective January 25, 2007, February 16, 2007 and March 8, 2007

10.26(b)	Credit and Security Agreement dated as of June 10, 2003 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.27(d)	Letter agreement dated as of July 12, 2010 amending item 10.21 above

10.28(d)	Letter agreement dated March 31, 2011 amending item 10.21 above

10.29(d)	Registration Rights Agreement dated as of July 6, 2011 among the registrant and the purchasers named therein

10.30(b)	Consent and Waiver Agreement dated as of July 6, 2011 among Corsair Components, Inc. and the other parties thereto.

Exhibit Number	Exhibit Title

10.31(b)	First amendment to credit and security agreement dated as of August 13, 2003 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.32(b)	Second amendment to credit and security agreement dated as of November 10, 2003 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.33(b)	Third amendment to credit and security agreement dated as of April 1, 2004 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.34(b)	Fourth amendment to credit and security agreement dated as of July 31, 2004 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.35(b)	Fifth amendment to credit and security agreement dated as of December 9, 2004 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.36(b)	Sixth amendment to credit and security agreement dated as of March 21, 2005 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.37(b)	Seventh amendment to credit and security agreement dated as of May 27, 2005 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.38(b)	Eighth amendment to credit and security agreement dated as of March 13, 2006 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

10.39(b)	Ninth amendment to credit and security agreement and waiver of defaults dated as of October 16, 2006 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

10.40(b)	Tenth amendment to credit and security agreement and notice of defaults dated as of January 2, 2008 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

10.41(b)	Eleventh amendment to credit and security agreement and waiver of defaults dated as of June 27, 2008 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

10.42(b)	Twelfth amendment to credit and security agreement and waiver of defaults dated as of June 2, 2009 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

10.43(b)	Thirteenth amendment to credit and security agreement dated as of January 27, 2010 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

10.44(b)	Fourteenth amendment to credit and security agreement dated as of March 16, 2010 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

10.45(b)	Fifteenth amendment to credit and security agreement dated as of June 14, 2010 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

10.46(b)	Sixteenth amendment to credit and security agreement dated as of August 19, 2010 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

21.1(d)	List of subsidiaries of the registrant

23.1(b)	Consent of Independent Registered Public Accounting Firm

23.2(a)	Consent of Frederick M. Gonzalez, Vice President, General Counsel and Corporate Secretary (included in Exhibit 5.1)

23.3(d)	Consent of Jon Peddie Research

23.4(b)	Consent of Jon Peddie Research

23.5(b)	Consent of DFC Intelligence

23.6(b)	Consent of PC Gaming Alliance

24.1(d)	Power of Attorney

24.2(d)	Power of Attorney of John K. Allen

24.3(d)	Power of Attorney of Howard Bailey

24.4(d)	Power of Attorney of Diana L. Bell

(a)	To be filed by amendment.
(b)	Filed herewith.
(c)	Indicates a management contract or compensatory plan.
(d)	Previously filed.

(b) Financial Statement Schedules.

The following financial statement schedule is filed as a part of this registration statement:

Schedule II—Consolidated Valuation and Qualifying Accounts and Reserves.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on November 3, 2011.

CORSAIR COMPONENTS, INC.

By:	/S/ NICHOLAS B. HAWKINS
Nicholas B. Hawkins
Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated below as of November 3, 2011:

	Signature	Title
	*	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)
Andrew J. Paul

	/s/ NICHOLAS B. HAWKINS	Chief Financial Officer, Treasurer and Director (Principal Financial Officer)
Nicholas B. Hawkins

	*	Corporate Controller (Principal Accounting Officer)
John K. Allen

	*	Director
Samuel R. Szteinbaum

	*	Director
Howard Bailey

	*	Director
Diana L. Bell

	*	Director
George R. Elliott

	*	Director
John S. Hodgson

*By:	/S/ NICHOLAS B. HAWKINS
Nicholas B. Hawkins Attorney-in-fact

SCHEDULE II—CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Charged to Statement of Operations	Deductions	Balance at End of Year
	(in thousands)

Sales return allowance(1)
Year ended December 31, 2008	2,704	1,452	(2,102)	2,054
Year ended December 31, 2009	2,054	2,185	(2,209)	2,030
Year ended December 31, 2010	2,030	2,797	(2,600)	2,227

Rebates and other incentives(1)(2)
Year ended December 31, 2008	3,372	4,679	(3,003)	5,048
Year ended December 31, 2009	5,048	2,859	(4,586)	3,321
Year ended December 31, 2010	3,321	2,943	(2,706)	3,558

Allowance for doubtful accounts(3)
Year ended December 31, 2008	318	34	(172)	180
Year ended December 31, 2009	180	6	(107)	79
Year ended December 31, 2010	79	(56)	(23)	—

Subtotal sales return allowance, rebates and other incentives and allowance for doubtful accounts
Year ended December 31, 2008	6,394	6,165	(5,277)	7,282
Year ended December 31, 2009	7,282	5,050	(6,902)	5,430
Year ended December 31, 2010	5,430	5,684	(5,329)	5,785

Warranty(3)
Year ended December 31, 2008	959	884	(942)	901
Year ended December 31, 2009	901	801	(926)	776
Year ended December 31, 2010	776	1,024	(1,010)	790

Valuation Allowance for deferred tax assets(4)
Year ended December 31, 2008	6,479	—	(4,702)	1,777
Year ended December 31, 2009	1,777	(1,777)	—	—
Year ended December 31, 2010	—	13,559	—	13,559

(1)	Recorded against gross revenue.
(2)	Reflects year over year activity in the reserve account for rebates and other incentives. Amounts charged to the statement of operations also included $22.9 million, $15.2 million and $12.4 for estimated and actual rebates and incentives occurring during 2008, 2009 and 2010, respectively.
(3)	Recorded as expense.
(4)	Recorded as income tax expense.

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.1(a)	Form of Underwriting Agreement

2.1(b)	Agreement and Plan of Merger for Holding Company Formation

3.1(b)	Amended and restated certificate of incorporation of the registrant

3.2(a)	Form of amended and restated certificate of incorporation of the registrant, to be effective upon closing of the offering

3.3(b)	Amended and restated bylaws of the registrant

3.4(a)	Form of amended and restated bylaws of the registrant, to be effective upon closing of the offering

4.1(a)	Specimen common stock certificate of the registrant

5.1(a)	Opinion of Frederick M. Gonzalez, Vice President, General Counsel and Corporate Secretary

10.1(c)(d)	Form of director and executive officer indemnification agreement

10.2(c)(d)	Form of change in control severance agreement for Chief Executive Officer

10.3(c)(d)	Form of change in control severance agreement for executive officers other than Chief Executive Officer

10.4(c)(d)	Non-Qualified Stock Option Plan

10.5(c)(d)	Form of stock option agreement under the 2001 Non-Qualified Stock Option Plan

10.6(c)(d)	2006 Stock Purchase Plan

10.7(c)(d)	Form of stock purchase agreement under the 2006 Stock Purchase Plan

10.8(c)(d)	2008 Stock Incentive Plan

10.9(c)(d)	Form of stock option agreement under the 2008 Stock Incentive Plan

10.10(c)(d)	Form of international stock option agreement under the 2008 Stock Incentive Plan

10.11(a)(c)	Form of 2011 Equity Incentive Plan

10.12(a)(c)	Form of stock option agreement under the 2011 Equity Incentive Plan

10.13(a)(c)	Form of restricted stock award agreement under the 2011 Equity Incentive Plan

10.14(a)(c)	Form of restricted stock unit agreement under the 2011 Equity Incentive Plan

10.15(a)(c)	Form of stock appreciation right agreement under the 2011 Equity Incentive Plan

10.16(a)(c)	2011 Employee Stock Purchase Plan

10.17(c)(d)	2009 Annual Incentive Plan

10.18(a)(c)	2010 Annual Incentive Plan

10.19(c)(d)	2009 Profit Sharing Plan

10.20(c)(d)	Employee Stock Ownership Plan and Trust Agreement

10.21(d)	BHC warrants to purchase shares of common stock

10.22(d)	Letter agreement dated as of March 31, 2010 amending the preceding item

10.23(c)(d)	Offer letter with Paul McGuire dated April 27, 2006

10.24(c)(d)	Offer letter with José Flahaux dated October 13, 2008

Exhibit Number	Exhibit Title

10.25(d)	Promissory notes issued to Andrew J. Paul, effective January 25, 2007, February 16, 2007 and March 8, 2007

10.26(b)	Credit and Security Agreement dated as of June 10, 2003 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.27(d)	Letter agreement dated as of July 12, 2010 amending item 10.21 above

10.28(d)	Letter agreement dated March 31, 2011 amending item 10.21 above

10.29(d)	Registration Rights Agreement dated as of July 6, 2011 among the registrant and the purchasers named therein

10.30(b)	Consent and Waiver Agreement dated as of July 6, 2011 among Corsair Components, Inc. and the other parties thereto.

10.31(b)	First amendment to credit and security agreement dated as of August 13, 2003 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.32(b)	Second amendment to credit and security agreement dated as of November 10, 2003 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.33(b)	Third amendment to credit and security agreement dated as of April 1, 2004 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.34(b)	Fourth amendment to credit and security agreement dated as of July 31, 2004 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.35(b)	Fifth amendment to credit and security agreement dated as of December 9, 2004 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.36(b)	Sixth amendment to credit and security agreement dated as of March 21, 2005 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.37(b)	Seventh amendment to credit and security agreement dated as of May 27, 2005 by and between Corsair Memory, Inc. and Wells Fargo Business Credit, Inc.

10.38(b)	Eighth amendment to credit and security agreement dated as of March 13, 2006 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

10.39(b)	Ninth amendment to credit and security agreement and waiver of defaults dated as of October 16, 2006 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

10.40(b)	Tenth amendment to credit and security agreement and notice of defaults dated as of January 2, 2008 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

10.41(b)	Eleventh amendment to credit and security agreement and waiver of defaults dated as of June 27, 2008 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

10.42(b)	Twelfth amendment to credit and security agreement and waiver of defaults dated as of June 2, 2009 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

10.43(b)	Thirteenth amendment to credit and security agreement dated as of January 27, 2010 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

10.44(b)	Fourteenth amendment to credit and security agreement dated as of March 16, 2010 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

10.45(b)	Fifteenth amendment to credit and security agreement dated as of June 14, 2010 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

Exhibit Number	Exhibit Title

10.46(b)	Sixteenth amendment to credit and security agreement dated as of August 19, 2010 by and between Corsair Memory, Inc. and Wells Fargo Bank, National Association

21.1(d)	List of subsidiaries of the registrant

23.1(b)	Consent of Independent Registered Public Accounting Firm

23.2(a)	Consent of Frederick M. Gonzalez, Vice President, General Counsel and Corporate Secretary (included in Exhibit 5.1)

23.3(d)	Consent of Jon Peddie Research

23.4(b)	Consent of Jon Peddie Research

23.5(b)	Consent of DFC Intelligence

23.6(b)	Consent of PC Gaming Alliance

24.1(d)	Power of Attorney

24.2(d)	Power of Attorney of John K. Allen

24.3(d)	Power of Attorney of Howard Bailey

24.4(d)	Power of Attorney of Diana L. Bell

(a)	To be filed by amendment.
(b)	Filed herewith.
(c)	Indicates a management contract or compensatory plan.
(d)	Previously filed.